CONFIDENTIAL TREATMENT REQUESTED BY IKANG GUOBIN HEALTHCARE GROUP, INC.

As confidentially submitted to the Securities and Exchange Commission on February 14, 2014

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

iKang Guobin Healthcare Group, Inc.

(Exact Name of Registrant as Specified in Its Charter)

British Virgin Islands	8000	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

B-6F, Shimao Tower

92A Jianguo Road

Chaoyang District, Beijing 100022

People’s Republic of China

(+86) 10-5320-6688

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Law Debenture Corporate Services Inc.

400 Madison Avenue, 4th Floor

New York, New York 10017

(212) 750-6474

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Howard Zhang, Esq. Li He, Esq. Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue, Chaoyang District Beijing 100004, People’s Republic of China (+8610) 8567-5000	Chris K.H. Lin, Esq. Daniel Fertig, Esq. Simpson Thacher & Bartlett LLP 35th Floor, ICBC Tower 3 Garden Road Central, Hong Kong (+852) 2514-7600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(3)	Amount Of Registration Fee
Class A common shares, par value US$0.01 per share(1)(2)	US$	US$

(1)	American depositary shares issuable upon deposit of the Class A common shares registered hereby will be registered pursuant to a separate registration statement on Form F-6 (Registration No. 333- ). Each American depositary share represents Class A common shares.
(2)	Includes (a) Class A common shares represented by American depositary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and (b) Class A common shares represented by American depositary shares that are issuable upon the exercise of the underwriters’ option to purchase additional ADSs. These Class A common shares are not being registered for the purposes of sales outside the United States.
(3)	Estimated solely for the purpose of computing the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CONFIDENTIAL TREATMENT REQUESTED BY IKANG GUOBIN HEALTHCARE GROUP, INC.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED             , 2014

PRELIMINARY PROSPECTUS

             American Depositary Shares

iKang Guobin Healthcare Group, Inc.

Representing             Class A Common Shares

This is an initial public offering of American depositary shares, or ADSs, of iKang Guobin Healthcare Group, Inc. We are offering              ADSs. Each ADS represents              Class A common shares, par value US$0.01 per share, of iKang Guobin Healthcare Group, Inc.

Prior to this offering, there has been no public market for our ADSs or our shares. We have applied to list the ADSs on the NASDAQ Global Select Market under the symbol “[KANG].” It is currently estimated that the initial public offering price per ADS will be between US$             and US$            .

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, and Section 3(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

See “Risk Factors” beginning on page 15 to read about factors you should consider before buying our ADSs.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	US$	US$
Underwriting discounts and commissions	US$	US$
Proceeds, before expenses, to iKang Guobin Healthcare Group, Inc.	US$	US$

To the extent that the underwriters sell more than              ADSs, the underwriters may purchase up to an additional              ADSs from us at the initial public offering price, less the underwriting discount.

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on or about             , 2014.

(in alphabetical order)

BofA Merrill Lynch	UBS Investment Bank

Prospectus dated             , 2014

[PAGE INTENTIONALLY LEFT BLANK FOR GRAPHICS]

You should rely only on the information contained in this prospectus or in any related free writing prospectus filed with the Securities and Exchange Commission, or the SEC, in connection with this offering. Neither we nor the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus. We are offering to sell, and seeking offers to buy, ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or in any free writing prospectus is accurate only as of its date, regardless of the time of delivery of this prospectus or of any sale of ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus outside the United States.

Until             , 2014 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Except where the context otherwise indicates and for the purpose of this prospectus only:

•	“ADSs” refers to our American depositary shares, each of which represents Class A common shares, and “ADRs” are to the American depositary receipts that evidence our ADSs;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan;

•	“fiscal 2010,” “fiscal 2011” and “fiscal 2012” means the 12-month periods ended March 31, 2011, 2012 and 2013, respectively; references to years not specified as being fiscal years are calendar years;

•	“RMB” or “Renminbi” refers to the legal currency of China. “US$,” “U.S. dollars,” or “dollars” refers to the legal currency of the United States;

•

“tier-1 cities” or “first tier cities” refer to Beijing, Shanghai, Guangzhou and Shenzhen; “tier-2 cities” or “second tier cities” refer to all provincial capitals and municipalities, except for the first tier cities; and “third tier cities” refer to other municipal cities except for tier-1 cities and tier-2 cities in China; and

•	“we,” “us,” “our company,” “our” and “iKang Guobin” refer to iKang Guobin Healthcare Group, Inc., a British Virgin Islands company, predecessor entities, subsidiaries and affiliated entities.

Renminbi amounts shown in this prospectus are accompanied by translations into U.S. dollars solely for the convenience of the reader. In addition, certain PRC economic and market data shown in U.S. dollars in this prospectus have been translated from Renminbi amounts. Unless otherwise noted, all such translations from Renminbi to U.S. dollars in this prospectus were made at RMB6.2108 to US$1.0000, the noon buying rate for March 29, 2013 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On January 10, 2014, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.0519 to US$1.0000.

ii

PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus. This summary may not contain all of the information you should consider before investing in our ADSs. You should carefully read this prospectus, including our financial statements and related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus, and the registration statement of which this prospectus is a part in their entirety before investing in our ADSs, especially the risks of investing in our ADSs, which we discuss under “Risk Factors.” This prospectus contains statistical data extracted from a report which we commissioned Frost & Sullivan, an independent market research firm, to prepare in 2013 for the purpose of providing information on China’s healthcare market.

Overview

We are the largest provider in China’s fast growing private preventive healthcare services market, accounting for approximately 11.6% of market share in terms of revenue in 2012, according to Frost & Sullivan. Through our integrated service platform and established nationwide network of medical centers and third-party service provider facilities, we provide comprehensive and high quality preventive healthcare solutions including a wide range of medical examinations services and value-added services including disease screening and other services. Our customers are primarily corporate customers who contract us to provide medical examination services to their employees and clients and pay for these services at pre-negotiated prices. We also directly market our services to individual customers. In fiscal 2012, we delivered our services to approximately 1.9 million individuals in total, including the employees and clients of our corporate customers.

Chronic diseases are becoming more prevalent in China. According to Frost & Sullivan, the number of people with hypertension, diabetes and hyperlipidemia increased 89%, 97% and 71%, respectively, from 2001 to 2012. With the rising incidence of chronic diseases, more and more people are realizing the importance and benefits of preventive healthcare services. Currently, medical examinations are not typically covered by health insurance policies in China. Although the majority of medical examinations are still performed in public hospitals, an increasing number of customers are choosing private providers who offer quality services at affordable prices.

As of December 31, 2013, our nationwide network consisted of 42 self-owned medical centers, which contributed the majority of our revenue. Our self-owned medical center network covers 13 of the most affluent cities in China, namely Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun and Jiangyin. We also contract approximately 300 third-party service provider facilities which include selected independent medical examination centers and hospitals across all of China’s provinces, allowing us to penetrate markets where we do not have self-owned medical centers.

Our nationwide network offers a wide range of medical examination services and provides a “one-stop” solution to our corporate customers which have a broad geographic footprint in China. As a single point of contact for our corporate customers, we provide consistent and high quality services to their employees and clients in different locations and reduce their administrative burden. We also provide our customers with professional consultation and medical referrals for additional as-needed diagnosis or treatment. Our centers are independent of hospitals and located in prime urban locations with an average size of 2,500 square meters. Equipped with advanced equipment and staffed with experienced medical professionals, each center provides a comfortable and friendly environment to our customers.

In fiscal 2012 and for the six months ended September 30, 2013, we generated 83.2% and 86.1% of our net revenues from corporate customers, respectively, and the remainder from individual customers. In fiscal 2012, we served approximately 1.7 million individuals from approximately 11,200 corporate customers in various industries including financial services, telecommunications, retail, consumer goods and information technology, as well as approximately 206,000 individual customers. We served 71 of the 100 largest Chinese companies in 2012 as ranked by Forbes, including the ten largest commercial banks, as well as many other blue-chip Chinese companies. We also serve many large multinational companies in China, including 189 of the companies ranked in the 2013 Fortune Global 500. Among our top 50 customers in fiscal 2012, 90% have been our customers for more than four years. In addition, to cater to the increasing demand for even more extensive and higher quality medical services from China’s growing population of high-net-worth individuals, we opened two high-end medical examination centers under our iKang Evergreen brand in Nanjing and Beijing in September and December 2013, respectively.

We believe that we are at the forefront of the industry with our proprietary centralized information technology platform. We operate an online and telephonic health management and consultation system which provides our customers with convenient and hassle-free access to our nationwide network. We integrate third-party service providers into our network through customer scheduling and payment systems. Our information technology systems (i) allow individuals online and mobile access to their medical examination results and analytical tools that help them better understand their health conditions, (ii) enable corporate customers to monitor and analyze aggregated anonymous health data with respect to their employees, and (iii) enable us to track our operations and internal performance metrics which help us prioritize our marketing and sales efforts.

We have grown rapidly since our inception through both organic growth and strategic acquisitions. The number of our self-owned medical centers has grown from one in 2006 to 42 as of December 31, 2013. We have expanded our customer base from approximately 5,200 corporate customers in fiscal 2010 to approximately 11,200 corporate customers in fiscal 2012 and further to approximately 12,500 corporate customers in the six months ended September 30, 2013. Total customer visits increased from approximately 1,067,000 in fiscal 2010 to approximately 1,381,000 in fiscal 2011 and to approximately 1,931,000 in fiscal 2012, representing a CAGR of 34.5%, and the number of total customer visits was approximately 1,311,000 for the six months ended September 30, 2013. From fiscal 2010 to fiscal 2012, our net revenues grew from US$68.2 million to US$133.9 million, representing a CAGR of 40.1%. Our net revenues reached US$97.1 million for the six months ended September 30, 2013.

Industry Background

Preventive healthcare services seek to detect and prevent diseases or injuries, improve the overall health condition and quality of life while lowering potential future healthcare costs. According to Frost & Sullivan, preventive healthcare services in China primarily consist of medical examinations, vaccination programs, women and children care and other services. These services have historically been offered by various state-owned or controlled medical institutions that are closely regulated by the PRC government. In April 2009, the PRC government issued Opinions on Deepening the Healthcare System Reform, which encouraged private investment in the healthcare system and relaxed restrictions on medical professionals practicing in multiple locations. As a result, an increasing number of private service providers have entered into the market and started offering medical examination services.

The private preventive healthcare services market in China, which primarily focuses on medical examination services, is an emerging market and has experienced rapid growth in the past decade. According to Frost & Sullivan, the total market grew from RMB2.4 billion (US$0.4 billion) in 2008 to RMB7.2 billion (US$1.2 billion) in 2012, representing a CAGR of 31.3% and is expected to continue to grow from 2012 at a CAGR of 31.9% and reach RMB28.5 billion (US$4.6 billion) by the end of 2017. According to Frost & Sullivan, recent trends have shown that private service providers have begun to increase their share of medical examination service market due to their customer-centric services, customized offerings, nationwide access, and other information technology-enabled features that are not often provided by public hospitals. According to Frost & Sullivan, in the next three to five years, the private medical examination market is expected to grow faster than the public medical examination market and gain more market shares. This market is relatively fragmented with hundreds of private service providers. The major players in the market with relatively significant market shares are companies with multiple locations, either across China or regionally. According to Frost & Sullivan, the top five companies in terms of revenues in 2012 were all domestic companies. Private preventive healthcare services providers primarily target corporate customers and individual customers with medium to high income. Although individual customers are providing increased revenue contribution, according to Frost & Sullivan, corporate customers accounted for approximately 80% to 90% of the medical examinations performed by private healthcare service providers in recent years.

In the United States and other developed countries, medical examination services are primarily provided by family practice physicians and are typically covered by medical insurance. Insurance companies in these countries designate the tests and procedures included in medical examination packages based on their risk analysis for certain diseases taking into account various factors such as age, gender and medical history of the entire insured group. Although medical examinations are not typically covered by medical insurance in China, the medical examination industry including privately owned and operated medical examination centers has been growing fast in China. This is largely driven by a rising population of middle-class and wealthy individuals who pay more attention to disease prevention and improved benefits provided by large corporations for their employees. According to Frost & Sullivan, the number of individuals with annual disposable incomes from US$3,500 to US$21,000 was approximately 213.2 million in 2011 and will grow to 355.5 million in 2015. Individuals seek comprehensive medical examinations and other targeted disease screenings at these medical examination centers. With rising health awareness in China, we believe the preventive healthcare market including the private preventive healthcare market will continue to grow substantially in the future.

Our Strengths

We believe the following strengths have contributed to our success and differentiated us from our competitors:

•	Unique business model addressing the increasing demand for preventive healthcare in China;

•	Leading position in a fast growing market;

•	Successful track record of acquisition integration and new center development;

•	Large and loyal customer base built on our recognized brand name and supported by our multiple sales channels;

•	Sophisticated proprietary information technology systems; and

•	Experienced management team with strong industry expertise and successful track records.

Our Strategies

Our goal is to further strengthen our leading position in the private preventive healthcare services market in China and to continue to gain market share from the public sector by differentiating our preventive healthcare services from those provided by public hospitals. In the long run, by leveraging our growing network of medical centers, large and loyal customer base, established demographic and disease information database together with our sophisticated proprietary information systems, we plan to expand the scope of our service offerings to include other healthcare services and ultimately establish our company as a leading health management service provider in China. We intend to achieve our goal by implementing the following strategies:

•	Expand the breadth and depth of our services platform;

•	Continue to expand our nationwide network coverage;

•	Expand our existing customer base and attract new customers;

•	Further upgrade our service standards to enhance customer experience; and

•	Continue to develop technology-enabled health management solutions and improve operational efficiency.

Risks and Uncertainties

Investing in our ADSs involves a high degree of risk. You should carefully consider the risks and uncertainties summarized below, the risks described under “Risk Factors” beginning on page 14 of, and the other information contained in, this prospectus before you decide whether to purchase our ADSs:

•	We rely on corporate customers for a significant portion of our net revenues;

•	If we fail to manage our growth and our growth strategies effectively, our business, financial condition, results of operations and prospects may suffer;

•

We may not realize the anticipated benefits of our past and potential future investments or acquisitions or be able to recruit or integrate any acquired employees, businesses or products, which in turn may negatively affect their performance and respective contributions to our results of operations;

•	Our expansion into the high-end preventive healthcare services market, including the significant capital expenditure expenses involved, may present increased risks;

•

We could be liable and suffer reputational harm if a third-party service provider provides inferior service or harms a customer, which may have a material adverse effect on our business, financial condition, results of operations and prospects;

•	We operate in a competitive environment and competing facilities and services could harm our business, financial condition, results of operations and prospects;

•

Our business is heavily regulated. Failure to comply with applicable regulations and any changes in government policies or regulations could result in penalties, loss of licenses, additional compliance costs or other adverse consequences;

•

If the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with its restrictions on foreign investment in healthcare and Internet-related businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our economic benefits in the assets and operations of our affiliated PRC entities;

•

We rely on contractual arrangements with our affiliated PRC entities and their respective shareholders for the operation of our business, which may not be as effective as direct ownership. If our affiliated PRC entities and their shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation; and

•

Our PRC subsidiaries have contractual arrangements with four affiliated PRC entities, (i) Shanghai iKang Guobin Holding Co., Ltd., or iKang Holding, (ii) Hangzhou iKang Guobin Clinic Co., Ltd., or iKang Hangzhou Xixi, (iii) Yuanhua Information Technology Co., Ltd., or Yuanhua Information, and (iv) Jiandatong Health Technology (Beijing) Co., Ltd., or Beijing Jiandatong. Mr. Ligang Zhang, chairman and chief executive officer of our company, and Mr. Boquan He, a director of our company, jointly hold iKang Holding and also indirectly hold iKang Hangzhou Xixi through iKang Holding.

Mr. Haiqing Hu and Mr. Lei Zhao hold 80% and 20% of the equity interest in Yuanhua Information, respectively. Mr. Haiqing Hu and Mr. Rui Ma hold 80% and 20% of the equity interest in Beijing Jiandatong, respectively. These individuals, as shareholders of iKang Holding, Yuanhua Information and Beijing Jiandatong, may have a potential conflict of interest with us, and they may breach their contracts with us or cause such contracts to be amended in a manner contrary to the interest of our company.

•

Our holding company structure may restrict our ability to receive dividends or other payments from our PRC subsidiaries and our affiliated PRC entities, which could restrict our ability to act in response to changing market conditions and to satisfy our liquidity requirements.

Corporate Structure and History

In December 2003, ShanghaiMed Healthcare, Inc. was incorporated in the British Virgin Islands, or the BVI, and its name was changed to iKang Guobin Healthcare Group, Inc., or iKang Guobin, in February 2011. In February 2004, ShanghaiMed iKang, Inc., or Beijing iKang, was incorporated in China as a wholly-owned subsidiary of iKang Guobin to commence our preventive healthcare services in China.

In April 2007, Beijing iKang entered into a series of agreements with the shareholders of Shanghai iKang Guobin Holding Co. Ltd (formerly known as Shanghai Guobin Medical Holding Co. Ltd), or iKang Holding, in connection with a business combination, and entered into a series of contractual arrangements with iKang Holding and iKang Holding’s shareholders through which Beijing iKang gained effective control over iKang Holding. Since the transactions between Beijing iKang and iKang Holding in 2007, in an effort to further expand our service coverage in China, iKang Holding and its subsidiaries have acquired or constructed 35 medical centers in China. iKang Holding and its subsidiaries have completed the PRC approvals and registrations required for the establishment or acquisitions of such medical centers.

In September 2010, iKang Holding and Shanghai Yalong Daoyi Services Co., Ltd., or Yalong Daoyi, established Hangzhou iKang Guobin Clinic Co., Ltd. (formerly known as Hangzhou Hongkang Clinic Co., Ltd.), or iKang Hangzhou Xixi, with 80% and 20% equity interest, respectively. In January 2011, iKang Health Management (Zhejiang) Co., Ltd., or Zhejiang iKang, our other PRC subsidiary, entered into a series of contractual arrangements with iKang Hangzhou Xixi and the shareholders of iKang Hangzhou Xixi, iKang Holding and Yalong Daoyi, through which Zhejiang iKang gained effective control over the operations of iKang Hangzhou Xixi.

In July 2013, the company acquired a 100% equity interest in Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd., or Yuanhua WFOE, which entered into a series of contractual arrangements with Yuanhua Information and Yuanhua Information’s shareholders through which Yuanhua WFOE gained effective control over the operations of Yuanhua Information and its subsidiary, Shanghai Yuanhua Clinic Co., Ltd. Yuanhua Information and Shangai Yuanhua Clinic Co., Ltd. provide medical examination related services in China.

In April 2013, Mr. Jinfeng Pan and Mr. Rui Ma established Beijing Jiandatong, with a 80% and 20% equity interest, respectively. In December 2013, Mr. Jinfeng Pan transferred the 80% equity interest in Beijing Jiandatong to Mr. Haiqing Hu. In December 2013, Beijing iKang entered into a series of contractual arrangements with Beijing Jiandatong and Mr. Haiqing Hu through which Beijing iKang gained effective control over the operation of Beijing Jiandatong.

The following diagram illustrates our corporate structure immediately prior to this offering.

Yuanhua Healthcare Limited (Hong Kong)
100%
iKang Guobin Healthcare Group, Inc. (BVI)
Bayley & Jackson (China) Medical Services Limited (Hong Kong)
100%
72.58%
iKang Zhejiang, Inc. (BVI)
Offshore
Onshore
100%
100%
100%
100%
Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd.
Shanghai iKang Co., Ltd.
ShanghaiMed iKang, Inc.
iKang Health Management (Zhejiang) Co., Ltd.
(3)
(1)
(4)
Yuanhua Information Technology Co., Ltd.
Beijing iKang Online Technology Co., Ltd.
Shanghai iKang Guobin Holding Co., Ltd.
Jiandatong Health Technology (Beijing) Co., Ltd.
100%
Shanghai Yuanhua Clinic Co., Ltd.
30%
Beijing Bayley & Jackson Clinic Co., Ltd.
70%
100%
Shanghai Guobin Medical Center Co., Ltd.
100%
Shenzhen iKang Co., Ltd.
100%
Beijing iKang Guobin Lidu Clinic Co., Ltd.
100%
Shanghai iKang Guobin Mingmen Clinic Co., Ltd.
Shenzhen iKang Guobin Hospital Management Co., Ltd.
65.67%
100%
100%
Beijing iKang Guobin Jianwai Clinic Co., Ltd.
100%
Shanghai iKang Guobin Renren Clinic Co., Ltd.
Shenzhen Puji Clinic
100%
Beijing iKang Guobin Zhongguan Clinic Co., Ltd.
100%
Shanghai iKang Guobin Blue Cross Clinic Co., Ltd.
Shenzhen iKang Guobin Clinic
100%
100%
Beijing iKang Guobin Jiuxianqiao Clinic Co., Ltd.
100%
Shanghai Yipin Clinic Co., Ltd.
Shenzhen Xinglin Clinic
100%
(2)
100%
Beijing iKang Guobin Zhengqingyuan Clinic Co., Ltd.
100%
Shanghai Zhonghuan Yipin Clinic Co., Ltd.
Shenzhen Kefa Clinic
100%
100%
Beijing iKang Guobin Clinic Co., Ltd.
100%
Shanghai iKang Guobin Fukang Clinic Co., Ltd.
71.43%
Fujian iKang Guobin Health Management Co., Ltd.
100%
Fuzhou Gulou iKang Guobin General Clinic Co., Ltd.
90%
Beijing iKang Guobin Xinei Clinic Co., Ltd.
10%
100%
Shanghai iKang Guobin Waizhitan Clinic Co., Ltd.
40%
Nanjing iKang Guobin Clinic Co., Ltd.
60%
10%
Guangzhou iKang Guobin Health Checkup Co., Ltd.
90%
100%
Shanghai Jianwei Clinic Co., Ltd.
100%
Nanjing Joycome Clinic Co., Ltd.
100%
10%
Suzhou Aibin Clinic Co., Ltd.
90%
100%
Beijing iKang Guobin Health Technology Co., Ltd.
100%
Nanjing Aoyang TCM Clinic Co., Ltd.
10%
Chengdu Jinjiang iKang Guobin Hongzhaobin Health Examination General Clinic Co., Ltd.
90%
100%
Chengdu iKang Guobin Blue Coast Health Management Co., Ltd.
100%
Nanjing Aoyang Shunkang Health Information Consultancy Co., Ltd.
Shanghai Yalong Daoyi Services Co., Ltd.
90%
Tianjin Heping District Aibin Clinic Co., Ltd.
10%
70%
Shanghai Wangzu Guobin Medical Center Co., Ltd.
100%
Chengdu iKang Guobin Health Examination Hospital Co., Ltd.
Direct ownership
10%
Chongqing Aibin Clinic Co., Ltd.
90%
65%
Shanghai iKang Jianwei Health Management Co., Ltd.
90%
Hangzhou iKang Guobin Wenhui Medical Clinic Co., Ltd.
10%
Contractual arrangement
99%
Guangzhou Wokang Medical Clinic
1%
71.15%
Shanghai Wenzhong Clinic Co., Ltd.[(5)]
80%
Hangzhou iKang Guobin Clinic Co., Ltd.
20%
10%
Changchun iKang Guobin Jiachang General Clinic Co., Ltd.
90%
100%
Jiangyin iKang Guobin Clinic Co., Ltd.
90%
Beijing iKang Jun'an Clinic Co., Ltd.
10%
100%
Zhejiang Huzhou Ailikang Investment Management Co., Ltd.
100%
90%
Beijing iKang Guobin Yayun Clinic Co., Ltd.
10%
100%
Hangzhou Aibo Huaguang Clinic Co., Ltd.

(1)	Shanghai iKang Guobin Holding Co., Ltd., or iKang Holding, is our consolidated affiliated entity established in China, and each of Mr. Ligang Zhang and Mr. Boquan He holds 50% of the equity interest in iKang Holding. Mr. Ligang Zhang and Mr. Boquan He are directors of our company.
(2)	Hangzhou iKang Guobin Clinic Co., Ltd., or iKang Hangzhou Xixi, is our consolidated affiliated entity established in China, and iKang Holding and Yalong Daoyi hold 80% and 20% of the equity interest in iKang Hangzhou Xixi, respectively.
(3)	Yuanhua Information Technology Co., Ltd., or Yuanhua Information, is our consolidated affiliated entity established in China, and Mr. Haiqing Hu and Mr. Lei Zhao hold 80% and 20% of the equity interest in Yuanhua Information, respectively.
(4)	Jiandatong Health Technology (Beijing) Co., Ltd., or Beijing Jiandatong, is our consolidated affiliated entity established in China, and Mr. Haiqing Hu and Mr. Rui Ma hold 80% and 20% of the equity interest in Beijing Jiandatong, respectively.
(5)	Shanghai Wenzhong Clinic Co., Ltd.’s two subsidiaries, Shanghai Wen-chao Manage Co., Ltd. and Shanghai Guoda Wenzhong Medical Co., Ltd., are in the process of being liquidated.

We currently conduct our operations in China through a series of contractual arrangements entered into (i) among Beijing iKang, iKang Holding and iKang Holding’s shareholders, (ii) among Zhejiang iKang, iKang Hangzhou Xixi and iKang Hangzhou Xixi’s shareholders, (iii) among Yuanhua WFOE, Yuanhua Information and Yuanhua Information’s shareholders and (iv) among Beijing iKang, Beijing Jiandatong and Mr. Haiqing Hu, one of Beijing Jiandatong’s shareholders, including an exclusive business cooperation agreement, share pledge agreement, exclusive call option agreement and powers of attorney, through which Beijing iKang, Zhejiang iKang and Yuanhua WFOE exercise effective control over the operations of iKang Holding, iKang Hangzhou Xixi, Yuanhua Information, Beijing Jiandatong and their subsidiaries, and receive the economic benefits generated from shareholders’ equity interests in these entities. See “Our History and Corporate Structure — Our Corporate Structure.”

As a result of these contractual arrangements and various operational agreements, we are considered the primary beneficiary of iKang Holding, iKang Hangzhou Xixi, Yuanhua Information, Beijing Jiandatong and their subsidiaries, and accordingly, we consolidate the results of operations of iKang Holding, iKang Hangzhou Xixi, Yuanhua Information, Beijing Jiandatong and their subsidiaries in our financial statements. In the opinion of our PRC legal counsel, King & Wood Mallesons Lawyers, the ownership structure and the contractual arrangements among these entities are not in violation of current PRC laws and regulations and each contract under the contractual arrangements is valid, binding and enforceable under current PRC laws. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations; accordingly, PRC regulatory authorities may ultimately take a view that is contrary to the opinion of King & Wood Mallesons Lawyers. See “Risk Factors — Risks Related to Our Corporate Structure.”

Corporate Information

Our principal executive offices are located at B-6F Shimao Tower, 92A Jianguo Road, Chaoyang District, Beijing 100022, People’s Republic of China. Our telephone number at this address is +(8610) 5320-6688. Our registered office in the British Virgin Islands is located at Moore Stephens International Services (BVI) Limited, Palm Grove House, P.O. Box 3186, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is http://www.iKang.com. The information contained on our website does not constitute a part of this prospectus.

THE OFFERING

Total ADSs offered by us	ADSs

Price per ADS	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

Over-allotment option	We have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an additional ADSs.

The ADSs	Each ADS represents Class A common shares, par value US$0.01 per share.

The depositary will hold the Class A common shares underlying your ADSs and you will have rights as provided in the deposit agreement.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our Class A common shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A common shares, after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary to be cancelled in exchange for Class A common shares. The depositary will charge you fees for any cancellation.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise the option to purchase additional ADSs in full).

Common shares

Our common shares consist of Class A and Class B common shares. Holders of Class A common shares and Class B common shares have the same rights except for voting and conversion rights. Each Class A common share is entitled to one vote per share, and each Class B common share is entitled to three votes per share and is convertible at any time into one Class A common share. Class A common shares are not convertible into Class B common shares under any circumstances.

Upon the completion of this offering, all of our preferred shares and of our Class B common shares will automatically be converted into Class A common shares.

For more information on our common shares, you should refer to the “Description of Share Capital” section of this prospectus.

Common shares outstanding immediately after this offering (including common shares represented by ADSs)	Class A common shares (or Class A common shares if the underwriters exercise the option to purchase additional ADSs in full).

Use of proceeds	We expect that we will receive net proceeds of approximately US$ million from this offering (after deducting underwriting discounts, commissions and estimated offering expenses payable by us). We anticipate using the net proceeds we receive from this offering to finance potential strategic acquisitions and construction of new medical centers in China, finance potential strategic acquisitions and construction of dental clinics in China, upgrade our information technology systems and fund working capital as well as for other general corporate purposes. See “Use of Proceeds” for more information.

Listing	We have applied to have the ADSs listed on the NASDAQ Global Select Market, or the Nasdaq.

Proposed Nasdaq symbol	[KANG]

Depositary

Lock-up	We, all of our directors, executive officers, existing shareholders and optionholders have agreed with the underwriters for a period of 180 days after the date of this prospectus not to offer, pledge, sell, contract to sell, sell any option or contract to purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer, any of our ADSs or Class A common shares or any securities convertible into or exchangeable or exercisable for the ADSs or Class A common shares. See “Underwriting” for more information.

Reserved ADSs	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of 5% ADSs, to our directors, officers, employees, business associates and related persons through a directed share program.

Timing and settlement for ADSs	The ADSs are expected to be delivered against payment on or about , 2014. They will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust

Company, or DTC, in New York, New York. In general, beneficial interests in the ADSs will be shown on, and transfers of these beneficial interests will be effected through, records maintained by DTC and its direct and indirect participants.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the ADSs.

The number of Class A common shares that will be outstanding immediately after this offering:

•

is based upon              Class A common shares outstanding as of the date of this prospectus, assuming the conversion of              outstanding Class B common shares and preferred shares into an aggregate of              Class A common shares on a one-for-one basis immediately upon the completion of this offering;

•	assumes that the underwriters do not exercise their option to purchase additional ADSs;

•

excludes              Class A common shares issuable upon the exercise of stock options issued under our Share Incentive Plans that are outstanding as of the date of this prospectus, at a weighted average exercise price of US$             per share; and

•	excludes Class A common shares reserved for future issuances under our Share Incentive Plans.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data for the periods and as of the dates indicated are qualified in their entirety by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” both of which are included elsewhere in this prospectus.

The summary consolidated statements of operations data and summary consolidated cash flows data presented below for the years ended March 31, 2011, 2012 and 2013 and the summary consolidated balance sheet data as of March 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm. The summary consolidated statements of operations data and summary consolidated statements of cash flow data presented below for the six months ended September 30, 2012 and 2013 and the summary consolidated balance sheet data as of September 30, 2013 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Our historical results are not necessarily indicative of our results to be expected for any future period.

Summary Consolidated Statement of Operations Data:

	For the Year Ended March 31,			For the Six Months Ended September 30,
	2011	2012	2013	2012	2013
	US$	US$	US$	US$	US$
	(in thousands, except per share data)
Net revenues	68,231	93,713	133,871	64,805	97,108
Cost of revenues	39,795	49,506	71,079	31,469	45,992

Gross profit	28,436	44,207	62,792	33,336	51,116

Operating expenses:
Selling and marketing	9,970	14,005	18,486	7,143	12,206
General and administrative	11,172	14,756	23,447	9,017	13,789
Research and development	733	748	1,270	483	753
Impairment of goodwill	70	—	—	—	—
Write-off of leasehold improvement	486	309	—	—	—

Total operating expenses	22,431	29,818	43,203	16,643	26,748

Income from operations	6,005	14,389	19,589	16,693	24,368
Interest expense	—	159	1,106	473	656
Interest Income	62	101	100	43	44

Income before provision for income taxes	6,067	14,331	18,583	16,263	23,756
Income tax expenses	1,952	3,939	6,134	4,764	7,064

Net income	4,115	10,392	12,449	11,499	16,692
Less: Net income attributable to non-controlling interest	541	690	338	392	396

Net income attributable to iKang Guobin Healthcare Group, Inc.	3,574	9,702	12,111	11,107	16,296

Deemed dividend to preferred shareholders	—	2,312	84,306	5,110	14,454
Undistributed earnings allocated to preferred shareholders	2,770	2,770	2,818	1,390	3,330

Net income (loss) attributable to common and preferred shareholders of iKang Guobin Healthcare Group, Inc.	804	4,620	(75,013)	4,607	(1,488)

Net income (loss) per share attributable to common shareholders of iKang Guobin Healthcare Group, Inc.
Basic	0.04	0.22	(11.22)	0.21	(0.23)
Diluted	0.04	0.21	(11.22)	0.21	(0.23)
Pro forma net income per common share
Basic	0.17	0.45	0.56	0.51	0.64
Diluted	0.17	0.45	0.55	0.51	0.63
Summary Non-GAAP Financial Data:
Adjusted EBITDA(1)	11,849	21,199	29,572	20,308	28,904

(1)	See “—Non-GAAP Financial Measure.”

Summary Consolidated Balance Sheet Data:

	As of March 31,				As of September 30,
	2011	2012	2013	2013 (unaudited pro forma)	2013	2013 (unaudited pro forma)
	US$	US$	US$	US$	US$	US$
	(in thousands)
Total current assets	31,887	37,299	104,478	104,478	124,946	124,946
Total assets	69,244	87,316	165,361	165,361	231,066	231,066
Total current liabilities	33,041	42,095	73,924	73,924	92,915	92,915
Total liabilities	33,468	54,056	74,548	74,548	98,123	98,123
Convertible redeemable preferred shares	82,452	84,764	213,978	—	253,612	—
Total iKang Guobin Healthcare Group, Inc. Shareholders’ equity (deficit)	(48,245)	(52,212)	(124,195)	89,783	(122,079)	131,533
Non-controlling interests	1,569	708	1,030	1,030	1,410	1,410
Total liabilities, mezzanine equity and shareholders’ equity (deficit)	69,244	87,316	165,361	165,361	231,066	231,066

(a)	Unaudited Pro forma balance sheet information as of March 31, 2013 assumes the automatic conversion of all of the outstanding convertible redeemable preferred shares into Class A common shares at the original conversion ratio, as if the conversion had occurred as of March 31, 2013.

Selected Consolidated Statements of Cash Flows Data:

	For the Year Ended March 31,			For the Six Months Ended September 30,
	2011	2012	2013	2012	2013
	US$	US$	US$	US$	US$
	(in thousands)
Net cash provided by operating activities	10,794	14,005	16,314	4,086	3,879
Net cash used in investing activities	(5,298)	(15,706)	(16,058)	(5,798)	(56,470)
Net cash (used in)/provided by financing activities	(277)	(1,161)	50,824	5,131	27,153
Effect of exchange rate changes	472	595	199	704	237
Net (decrease) increase in cash and cash equivalents	5,691	(2,267)	51,279	4,123	(25,201)
Cash and cash equivalents at the beginning of year (period)	8,451	14,142	11,875	11,875	63,154
Cash and cash equivalents at the end of year (period)	14,142	11,875	63,154	15,998	37,953

Non-GAAP Financial Measure

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use Adjusted EBITDA as an additional non-GAAP financial measure. We present this non-GAAP financial measure because it is used by our management to evaluate our operating performance. We also believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

Adjusted EBITDA, as we present it, represents (loss) income from operations, adjusted for depreciation and amortization, impairment of goodwill, impairment of acquired intangible assets, impairment of leasehold improvement, and share-based compensation expense.

The use of Adjusted EBITDA has certain limitations because it does not reflect all items of income and expenses that affect our operations. Items excluded from Adjusted EBITDA are significant components in understanding and assessing our operating and financial performance. Depreciation and amortization, as well as impairment of goodwill impairment of leasehold improvement and share-based compensation expenses, have been and may continue to be incurred in our ordinary course of business and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA does not consider changes in working capital, capital expenditures and other investing activities and should not be considered as a measure of our liquidity. The term Adjusted EBITDA is not defined under U.S. GAAP, and Adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance. The following table reconciles our Adjusted EBITDA in the periods/years presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net loss:

	For the Year Ended March 31,			For the Six Months Ended September 30,
	2011	2012	2013	2012	2013
	US$	US$	US$	US$	US$
	(in thousands, except percentages)
Income from operations	6,005	14,389	19,589	16,693	24,368
Add:
Depreciation and amortization	5,199	6,285	7,710	3,615	4,536
Impairment of goodwill	70	—	—	—	—
Impairment of leasehold improvement	486	309	—	—	—
Share-based compensation	89	216	2,273	—	—

Adjusted EBITDA	11,849	21,199	29,572	20,308	28,904

% of net revenues	17.4%	22.6%	22.1%	31.3%	29.8%

In light of the foregoing limitations for this non-GAAP financial measure, when assessing our operating and financial performance, you should not consider Adjusted EBITDA in isolation or as a substitute for our net loss, operating loss or any other operating or financial performance measure that is calculated in accordance with U.S. GAAP. In addition, because this non-GAAP measure may not be calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies.

RISK FACTORS

Investing in the ADSs involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before deciding to invest in the ADSs. If any of the following risks actually occur, they may materially harm our business, financial condition, results of operations and prospects. In this event, the market price of the ADSs could decline, and you could lose some or all of your investment.

Risks Related to Our Business

We rely on corporate customers for a significant portion of our net revenues. A reduction in demand from these corporate accounts could materially and adversely affect our business, financial condition, results of operations and prospects.

We derive a significant portion of our net revenues from our services to corporate accounts, which accounted for 80.3%, 84.4%, 83.2% and 86.1% of our net revenues in fiscal 2010, 2011, 2012 and for the six months ended September 30, 2013, respectively. Revenues from our top ten corporate customers accounted for 14%, 15%, 19% and 15% of our net revenues in fiscal 2010, 2011, 2012 and for the six months ended September 30, 2013, respectively. Our dependence on these corporate customers increases their bargaining power and the need for us to maintain good relationships with them. If any corporate customer ceases to use our services for any reason or reduces the coverage or reimbursement levels for our services, employees covered under such corporate accounts may opt for or be forced to use other service providers. Our dependence on these corporate accounts also exposes us to risks associated with the internal management, financial condition and creditworthiness of our corporate customers. To the extent that these corporate customers significantly reduce their demand for our services, switch to other preventive healthcare services providers including our competitors, or are unable to pay us in a timely manner, or at all, due to the deterioration of their financial position or other reasons, our business, financial condition, results of operations and prospects would be materially and adversely affected. In addition, we may have to offer volume-based discounts or more favorable credit terms to corporate customers. Any consolidation, restructuring, reorganization or other ownership change in these corporate customers may also have a material adverse effect on our business, financial condition, results of operations and prospects.

We generally enter into corporate service agreements with our corporate customers for a term of one year. We may not be able to renew such agreements on terms that are favorable to us, or at all. In addition, one or more of these major corporate customers may breach their agreements or fail to comply with their obligations thereunder. As a result of the foregoing, our business, financial condition, results of operations and prospects may be materially and adversely affected.

If we fail to manage our growth and our growth strategies effectively, our business, financial condition, results of operations and prospects may suffer.

We have experienced rapid revenue growth since the commencement of our operations. Our net revenues grew by 37.3% from US$68.2 million in fiscal 2010 to US$93.7 million in fiscal 2011 and by 42.9% to US$133.9 million in fiscal 2012. Our net revenues grew by 49.8% from US$64.8 million for the six months ended September 30, 2012 to US$97.1 million for the six months ended September 30, 2013. The number of our corporate customers increased approximately, in each case, from 5,200 to 7,100 and 11,200, and the number of our individual customers increased approximately, in each case, from 131,000 to 138,000 and 206,000, respectively, from fiscal 2010, to fiscal 2011 and fiscal 2012. The number of our corporate customers and individual customers approximately increased to 12,500 and 132,000 for the six months ended September 30, 2013 from 8,100 and 93,000 for the six months ended September 30, 2012, respectively. While we expect our business to grow, we may not be able to maintain our historical growth rates in future periods. Revenue growth may slow or revenues may decline for any number of reasons, including our inability to attract and retain our corporate customers, decreased customer spending, increased competition, slowing growth of the overall preventive healthcare services market, the emergence of alternative business models, changes in government policies or general economic conditions. As the size of our customer base continues to increase, the growth rate of our customer base may decline over time. We may also lose customers for other reasons, such as failure to deliver satisfactory medical examination services. If our growth rates decline, investors’ perception of our business and business prospects may be adversely affected.

We intend to further strengthen our leading position in the private healthcare services market in China and achieve future growth. We plan to achieve our goal by implementing strategies such as expanding the breadth and depth of our service platform, expanding our nationwide network coverage, including through selected acquisitions and cooperative relationships with various third party service providers, and further growing our customer base. There is no assurance that our growth strategies will be successful. In addition, to manage and support our growth, we must improve our existing operational and administrative systems as well as our financial and management controls. Our continued success also depends on our ability to recruit, train and retain additional qualified management personnel as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We also need to continue to manage our relationships with our partners, suppliers and customers. All of these endeavors will require substantial management attention and efforts and require significant additional expenditures. We cannot assure you that we will be able to manage any future growth effectively and efficiently, and any failure to do so may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not realize the anticipated benefits of our past and potential future investments or acquisitions or be able to recruit or integrate any acquired employees, businesses or products, which in turn may negatively affect their performance and respective contributions to our results of operations.

We have grown our business largely through construction of new centers or acquisitions of existing medical centers, and we will continue to construct new centers at strategic locations and target existing medical centers for our strategic acquisitions. Any existing and future investments in new centers and acquisitions may expose us to potential risks, including, among other things:

•	unidentified issues not discovered in our due diligence process, such as hidden liabilities and legal contingencies;

•	distraction of management’s attention from normal operations during the acquisition and integration process;

•	diversion of resources from our existing businesses;

•	difficulties in recruiting employees for newly constructed centers or retaining key employees of the acquired business;

•	failure to realize synergies expected from acquisitions or business partnerships;

•	unexpected delays in completing any such constructions or acquisitions;

•	the availability, terms and costs of any financing required to fund constructions or acquisitions or complete expansion plans;

•	the costs of and difficulties in integrating acquired businesses, managing a larger and growing business and operating in new markets and geographic regions; and

•	acquired business’ failure to perform as expected and resulting impairment costs.

We may also fail to identify or secure suitable investment or acquisition opportunities, or our competitors may capitalize on such opportunities before we do. Moreover, identifying such opportunities demands substantial management time and resources, and negotiating and financing such investments or acquisitions involves significant costs and uncertainties. If we fail to successfully source, execute and integrate investments or acquisitions, our overall growth could be impaired, and our business, financial condition, results of operations and prospects could be materially and adversely affected. In addition, we may incur losses at the beginning of a new center’s operations when the utilization rate is relatively low due to smaller number of visits while costs and operating expenses are relatively fixed in nature.

Our expansion into the high-end preventive healthcare services market, including the significant capital expenditure expenses involved, may present increased risks.

We plan to expand our service offerings to include high-end preventive healthcare services where we have little or no operating experience. Under our newly established high-end brand, iKang Evergreen, our medicial centers will be located at prime sites at the business districts in the first-tier and second-tier cities of China and will provide to our customers a more spacious and comfortable environment. At such high-end medicial centers, we plan to purchase advanced medical equipment to offer screening services including MRI scans, multi-slice CT screening and various cancer tests and genetic marker evaluations. We also plan to arrange for international experts from world-renowned institutions and teaching hospitals to pay regular visits to our iKang Evergreen centers and provide second opinions and U.S. doctor referral services.

Therefore, we expect to incur significant costs and expenses such as the rental and purchase amount of the medical equipment and personnel cost before such high-end medicial centers begin to generate revenue. In addition, the high-end preventive healthcare services market has different competitive landscape, consumer preference and discretionary spending patterns from our existing market. Consumers in this market may not be familiar with our brand and we may need to build brand awareness in this market through greater investments in advertising and promotional activities than we originally planned. Sales at such high-end medicial centers may take longer than expected to ramp up and reach expected sales and profit levels, thereby affecting our overall profitability.

We could be liable and suffer reputational harm if a third-party service provider provides inferior service or harms a customer, which may have a material adverse effect on our business, financial condition, results of operations and prospects.

Our nationwide network is strengthened by approximately 300 third-party service providers who provide services to our customers under cooperative arrangements with us. We require and expect these third-party service providers to possess the licenses and qualifications that are required for their operations and to adhere to certain performance standards both in terms of customer service and the quality of the medical care that they provide. We generally do not have control over the quality of service or medical care that these third-parties provide. They may not at all times possess the permits or qualifications required by laws and regulations or may fail to meet other regulatory requirements for their operations. In addition, they may engage in conduct which our customers find unacceptable, including providing poor service, mishandling sensitive personal healthcare information and committing medical malpractice. We could be exposed to reputational harm and possible liability as a result of our having serviced a customer through a third-party service provider that performs unsatisfactorily, which may result in a materially adverse effect on our business, financial condition, results of operations and prospects.

We operate in a competitive environment and competing facilities and services could harm our business, financial condition, results of operations and prospects.

There are numerous hospitals and private clinics providing medical examination services and, at the high end of the market, many Chinese hospitals have VIP wards that cater to affluent customers. We face significant competition from two main types of competitors: the medical examination departments of major public hospitals and private medical examination companies. The private preventive healthcare market is further segmented into large franchise companies, regional providers and numerous local independent medical examination centers located in nearly every city in China. We compete primarily on the basis of price, quality of service, convenience, location, brand recognition, reputation and the provision of customized services. We do not have the same level of brand recognition as some of the medical examination centers of large public hospitals, and in some regional markets our brand is not as established and our geographical coverage is not as extensive as that of our private competitors. Furthermore, we lack the equipment necessary for certain highly technical medical tests. Many competing hospitals that are government-owned are exempt from income taxes on their medical income, which provides them with a significant competitive advantage over us. Competing hospitals, clinics or other facilities may commence new operations or expand existing operations, which would increase their competitive position and potentially erode our business, financial condition, results of operations and prospects.

Our business depends significantly on the strength of our brand and reputation. Failure to develop, maintain and enhance our brand and reputation may materially and adversely affect the level of market recognition of, and trust in, our services.

Our brand and reputation are critical to our success in China’s rapidly expanding healthcare management market. We believe that our “iKang” brand, the Chinese characters of which mean “love” and “health”, is increasingly recognized among health-conscious consumers, especially in Beijing, Shanghai and Guangzhou, for our service quality, online and telephonic accessibility, comfortable environment and reliable service. Our strong brand has helped us to establish our company as a leading, technologically advanced, health management company in China. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand and may negatively impact our brand and reputation if not properly managed, such as:

•	our ability to maintain a convenient, standardized and reliable customer experience as customer preferences evolve and as we expand our service categories and develop new business lines;

•	our ability to increase brand awareness among existing and potential customers through various means of marketing and promotional activities;

•	our ability to adopt new technologies or adapt our websites and systems to user requirements or emerging industry standards in order to maintain our customer experience; and

•

our ability to effectively control the quality of our third-party service providers, and to monitor the service performance of such third-party service providers as we continue to expand our nationwide network.

Our brand and reputation could be harmed if, for example, our services fail to meet the expectation of corporate customers and their employees or clients. Our brand promotion efforts may be expensive and may fail to effectively promote our brand or generate additional sales. We may also face challenges from others seeking to profit from or defame our brand. For example, we have pursued litigation against the owner of several similar “copycat” domain names who defamed our services on the Internet. In addition, any negative review or comment about our company or services published on social network such as Weibo or other public online forum may harm our brand and reputation. Our failure to develop, maintain and enhance our brand and reputation may materially and adversely affect the level of market recognition of, and trust in, our services, which will result in decreased sales and potential loss of customers leading to a material adverse effect on our results of operations and cash flows.

If we fail to properly manage the employment of our doctors and nurses, we may be subject to penalties including fines, loss of licenses, or an order to cease practice against our medical centers, which could materially and adversely affect our business.

The practicing activities of doctors and nurses are strictly regulated under the PRC laws and regulations. Doctors and nurses who practice at medical institutions must hold practicing licenses and may only practice within the scope and at the specific medical institutions for which their practicing licenses are registered.

In practice, it usually takes four to nine weeks for doctors and nurses to transfer their practicing licenses from one medical institution to another or add another medical institution to their permitted practicing institutions. Some of our recently hired doctors have submitted applications to transfer their practicing licenses from their previous employers to our medical centers but have not finished the process. We cannot assure you that these doctors will complete the transfer of their practicing licenses or the government procedures timely, or at all. Our failure to properly manage the employment of our doctors and nurses may subject us to administrative penalties including fines, loss of licenses, or, in the worst case scenario, an order to cease practice against our medical centers, which could materially and adversely affect our business.

Our failure to make sufficient statutory social welfare payments for our employees could materially and adversely affect our business, financial condition, results of operations and prospects.

PRC laws and regulations require us to pay several statutory social welfare benefits for our employees, including medical care insurance, occupational injury insurance, unemployment insurance, maternity insurance, pension benefits and housing fund contributions. We have not paid in full certain required insurance premiums and contribution for our employees in the past. Currently, in several medical centers, we may not be in full compliance with relevant requirements. Some of our subsidiaries have received requests from local social insurance regulatory authorities to make payments for insufficient social insurance contributions for some of their employees and we have made such payments in full upon such requests. The amount of outstanding payments relating to social insurance was approximately US$2.2 million as of September 30, 2013. While we believe we have made adequate provision in our audited consolidated financial statements for any outstanding amounts that are not paid or withheld, our failure to make payments may be in violation of the applicable PRC laws and regulations and we may be subject to fines and penalties. According to the applicable PRC laws and regulations, employers failing to make any of these social welfare benefit payments may be ordered by the government to rectify the noncompliance and make the required payments, plus a late fee charge of up to 0.2% or 0.05%, as the case may be, of the amount overdue per day from the original due date, by a stipulated deadline after they receive written notice from the authorities. If the payment is not made by the stipulated deadline after the employer receives written notice from the authorities in the case of any of the insurance and pension benefit premia described above, the employer may be assessed by the relevant government authority for fines of up to three times the amount of any underreported obligation of the employer. An application may be made to the relevant government authority for deduction of the overdue amount from the employer’s bank account or to a local court for compulsory enforcement of any of these payment obligations and an employee is entitled to compensation if the employer fails to make payments due for social welfare benefits. Late charges, penalties or legal or administrative proceedings to which we may be subject could materially and adversely affect our reputation, financial condition, results of operations and prospects.

We recorded goodwill impairment charges to earnings and may need to record impairment in the future, which would materially and adversely affect our business, financial condition, results of operations and prospects.

As part of our business growth strategy, we have acquired and will in the future acquire or invest in medical centers from third parties. We record goodwill on our balance sheet in connection with such acquisitions and investments. U.S. GAAP requires us to review our goodwill for impairment annually or changes in circumstances indicate that the carrying value may not be recoverable, including a slowdown in the health management industry. If the carrying value of our goodwill is determined to be impaired, U.S. GAAP requires us to write down the carrying value or to record charges to earnings in our financial statements during the period in which our goodwill is determined to be impaired, which would materially and adversely affect business, financial condition, results of operations and prospects. We recorded impairment of goodwill of US$70,000 in fiscal 2010 and did not record any impairment of goodwill in fiscal 2011, 2012 and for the six months ended September 30, 2013.

The amount and age of our accounts receivable have increased in recent periods, and our results of operations may be adversely affected by increases in reserves for uncollectible accounts receivable.

The amount of our accounts receivable (net of allowance for doubtful accounts) increased from US$18.4 million as of March 31, 2012 to US$30.2 million as of March 31, 2013, and to US$55.7 million as of September 30, 2013 representing 49.3%, 28.9% and 44.6% of total current assets and 21.1%, 18.3% and 24.1% of total assets as of March 31, 2012 and 2013, and September 30, 2013 respectively. Moreover, accounts receivable (net of allowance for doubtful accounts) aged over six months have increased from US$4.1 million, or 22.4% of total accounts receivable, as of March 31, 2012 to US$9.2 million, or 30.4% of total accounts receivable, as of March 31, 2013, and to US$13.5 million, or 24.3% of total accounts receivable, as of September 30, 2013. We have established a reserve for the portion of such accounts receivable that we estimate will not be collected on a timely basis. The specific reserve is based on historical trends and current relationships with the our customers. Changes in the amount and age of our accounts receivable can result from a number of factors, including rapid growth or changes in our customer base, turnover in personnel, changes in payment policies or practices of customers, or changes in the financial health of the customers. Our reserve for uncollectible receivables has fluctuated in the past and will continue to fluctuate in the future. Changes in rates of collection, even if they are small in absolute terms, could require the company to increase its reserve for uncollectible receivables beyond its current level. If the business viability of certain of our customers deteriorates or our credit policies are ineffective in reducing our exposures to credit risk, additional increases in reserves for uncollectible accounts may be necessary, which could adversely affect our financial results.

We may be subject to potential tax liabilities in connection with our acquisition of medical centers from certain third-party individuals, which could have a material adverse effect on our financial condition and results of operations.

We acquired several medical centers from a few PRC individual shareholders from December 2007. Under the relevant PRC individual income tax laws and regulations, the individual sellers are liable to pay individual income tax at the rate of 20% of the capital gain recognized by these individual sellers from such transactions and we were obligated to withhold individual income tax for such individual sellers. We did not withhold individual income taxes for the individual sellers in an acquisition in 2007. The individual sellers are obligated to pay their respective income taxes under the acquisition agreements. We are not certain whether the individual sellers in such an acquisition have fulfilled their respective income tax obligations in connection with such a transaction. If they failed to meet their income tax obligations, the relevant PRC tax authorities may collect taxes from the sellers and may also impose penalties to us and require us to pay the taxes, penalties and interest. In another six acquisitions we made from 2008 to 2013, we did not withhold individual income taxes for the individual sellers, but entered into agreements that required the individual sellers to pay their respective income taxes or indemnify us against all potential tax liabilities arising out of their violation of the relevant tax obligations. However, we cannot assure you that we will be able to recover all losses, or at all, from such individual sellers. The aggregate amount of income taxes that we would have been required to withhold for the individual sellers in the seven acquisitions from 2007 to 2013 was approximately US$450,000. To the extent the tax authorities require us to pay a substantial amount of income taxes for the individual sellers and penalties arising from our failure to withhold such individual income tax and we are unable to recover all of the losses, our liquidity, financial condition and results of operations could be materially and adversely affected.

Our business is heavily regulated. Failure to comply with applicable regulations and any changes in government policies or regulations could result in penalties, loss of licenses, additional compliance costs or other adverse consequences.

Our business is subject to governmental supervision and regulations by PRC regulatory authorities including the National Health and Family Planning Commission, or NHFPC, the Ministry of Industry and Information Technology (formerly known as the Ministry of Information Industry), or the MIIT, and other government authorities. These government authorities promulgate and enforce laws and regulations that cover many aspects of our business. See “Regulation” for a discussion of the regulations applicable to us and our business. For example, each of our medical centers is required to obtain, among others, a business license, a medical institution establishment approval, a medical institution practicing license and a radiation-related diagnosis and treatment license. We are in the process of applying for the radiation-related diagnosis and treatment licenses for one of our medical centers, and are undergoing annual inspections by local counterpart of the NHFPC of medical institution practicing licenses and radiation-related diagnosis and treatment licenses for certain of our medical centers. We may not be able to obtain such licenses or pass such annual inspections in a timely manner or at all. In addition, each of our medical centers is required to include in the scope specified in their medical institution practicing licenses the medical examination and the specific medical services they are currently providing. If we fail to obtain or maintain effective such licenses for the forgoing medical centers or any competent PRC regulatory authorities determine that we are operating the relevant businesses in an illegal manner, we may be ordered to shut down the relevant medical centers or cease the relevant services or suffer fines or penalties. Our medical institution practicing licenses may be revoked in severe situations.

We are also obligated under relevant PRC laws and regulations to verify that the suppliers of medical equipment, medicine, reagents and other medical consumables that we use in our operations possess the required licenses and qualifications at all times. We have established certain internal procedures to ensure our suppliers have obtained the relevant licenses and qualifications, but such procedures may not always be effective and sufficient. If PRC regulatory authorities determine that we have violated such requirements and obligations, we may be subject to legal sanctions including monetary fines, confiscation of illegal income and our medical institution practicing licenses may be revoked.

In addition, the PRC government may implement further healthcare and Internet-related legislative reforms. Depending on the priorities determined by the NHFPC, the MIIT and other governmental authorities, the continued development of the healthcare system, the development of the Internet and many other factors, future legislative and regulatory development and reforms may be highly diverse, including stringent infection control policies, introduction of health insurance policies, regulation of reimbursement rates for healthcare services, increased regulation of the distribution of pharmaceuticals, restrictions on online health information and the storage of personal medical information. Any policy changes that, for example, may cause our customers or third-party service providers, in particular those that are government-owned, to reconsider their relationships with us, may have an adverse effect on our business, financial condition, results of operations and prospects.

We have limited insurance coverage and thus any claims beyond our capability to pay in cash may result in our incurring substantial costs and a diversion of resources.

We do not maintain any business interruption or liability insurance, and we maintain only limited property insurance and medical malpractice insurance. Currently, we have property insurance coverage for most of our equipment worth above RMB1 million (US$161,010) and medical malpractice insurance for all the doctors at one medical center with coverage of approximately US$100,000 each year. Insurance companies in China offer limited business insurance products. While business interruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to purchase such insurance.

We are subject to potential professional liability risks in the ordinary course of business including (i) for the actions of our employees and (ii) potentially for the actions of third-party service providers to whom we refer our customers. Because the number and incidence of legal actions alleging malpractice or related legal theories against doctors, hospitals and other healthcare providers in China is significantly lower, and the amount of damages awarded by PRC judicial authorities is also lower, in both cases as compared to those in the United States, we do not maintain any medical malpractice insurance and general liability insurance coverage. However, the threat of such claims is increasing as people become more accustomed to using the court system in China to obtain redress for health-related grievances. We also have limited insurance for our medical equipment.

In the event of (i) a lawsuit or regulatory action against us alleging business liability or malpractice or (ii) damage to or the loss of medical equipment, we may be responsible for any losses and the costs of claims beyond our insurance coverage. In the event of an interruption of our business, we would be fully responsible for any losses and the costs of claims. Paying for such losses or claims could result in substantial expenses and diversion of resources and could materially and adversely affect our business, financial condition and results of operations.

We rely on our major suppliers to provide materials and equipment for our preventive healthcare services.

We rely to a large degree on our major suppliers for materials and equipment for our preventive healthcare services. There can be no assurance that we will be able to maintain our relationships with our major suppliers. If the business relationship between our company and our major suppliers were to deteriorate or if any of those suppliers were to terminate its business relationship with our company, our business and results of operations may be adversely affected. In addition, under certain agreements we have entered into with some of our suppliers of reagent, in exchange for use of certain medical equipment for free or, in order to enjoy price discounts, we agreed to purchase exclusively from such suppliers and the purchase amount needs to reach a minimum level. Such arrangements may limit our ability to access more favorable terms offered by other suppliers.

Expansion of our healthcare services could be affected by the expansion of government-sponsored social medical insurance available to the Chinese population that is not available now.

Most government-sponsored social medical insurance in China does not cover medical examinations. In certain locations where government-sponsored social medical insurance covers medical examinations, we have become a qualified institution under such insurance coverage. Currently, most of our corporate customers pay for medical examinations for their employees, and individual customers pay directly for medical examinations. If government-sponsored social medical insurance is further expanded to cover medical examinations in more geographical locations, and iKang does not become a qualified institution for such coverage, certain of our corporate customers may discontinue or terminate their relationship with us, and certain individual customers may opt to use other medical institutions covered by such medical insurance rather than pay for our services. As a result, the expansion of government-sponsored social medical insurance could materially and adversely affect our business, financial condition and results of operations.

Property leasing costs associated with our healthcare services are a significant part of our cost of revenues and any significant changes in property leasing market could have a material and adverse impact on our business, financial condition and results of operations.

Our ability to achieve profitability is affected by various factors, some of which are beyond our control. We currently lease all of the facilities in which we operate our self-owned medical centers, and the leasing costs associated with our healthcare services have historically accounted for a significant portion of our cost of revenues. In fiscal 2010, 2011, 2012 and for the six months ended September 30, 2013, the leasing costs comprised 16.6%, 17.3%, 18.2% and 19.8% of our cost of revenues, respectively. Although we expect our leasing costs as a percentage of net revenues to decrease over time, we expect our leasing costs to increase on an absolute basis as we expand the number of medical centers that we operate and as landlords increase rental rates. The leases on our 42 self-owned medical centers have various expiration dates ranging from 2014 to 2023. As these leases approach expiration, we may not be able to renew them on terms favorable to us, or at all. Landlords may also terminate leases prior to the expiration date upon the payment of a penalty which, in our judgment, makes it unlikely for the landlords to terminate these leases early. If we cannot successfully offset our increased leasing cost with an increase in net revenues, our gross margin, financial condition and results of operations could be materially and adversely affected.

Compliance with environmental, health and safety laws and regulations in China can be expensive, and noncompliance with these regulations may result in significant monetary damages, fines and other penalties.

As the operations of our business generate waste water, hazardous substances and other industrial wastes, we must comply with all applicable national and local environmental laws and regulations in China. We are required to undertake environmental impact assessment and occupational diseases hazard assessment procedures and pass certain inspection and approval procedures before commencing our operations. We are also required to register with, or obtain approvals from, relevant environmental protection authorities for various environmental matters such as discharging waste generated by our operations. In addition, each of our medical centers is required to comply with the safety and health laws and regulations in China. For example, each of our medical centers must obtain a radiation safety permit from the relevant local counterpart of the Ministry of Environmental Protection in order to operate any medical equipment that contains radioactive materials or emits radiation. We have not completed certain environmental and occupational disease related assessment or approval procedures for some of our facilities, some of our facilities have not obtained or timely updated the required waste discharge permits and radiation safety permits, and some of our medical centers fail to follow all requirements for disposing medical wastes. We are taking remedial measures necessary to obtain the requisite approvals and permits and follow the requisite requirements. However, we may not be able to obtain such approvals and permits or follow the requisite requirements in a timely manner or at all. If for any reason the relevant government authorities in China determine that we are not in compliance with environmental, health and safety laws and regulations, we may be required to pay fines or damages to third parties or we may be ordered to suspend or cease our operations in the relevant premises. In addition, because the requirements imposed by environmental, health and safety laws and regulations may change and more stringent regulations may be adopted, we may be unable to accurately predict the cost of complying with these laws and regulations, which could be substantial.

Our business exposes us to liability risks that are inherent in the operation of complex medical equipment, which may experience failures or cause injury either because of defects, faulty maintenance or repair, or improper use.

Our business exposes us to liability risks that are inherent in the operation of complex medical equipment, which may experience failures or cause injury either because of defects, faulty maintenance or repair, or improper use. Extended downtime of our medical equipment could result in lost revenues, dissatisfaction on the part of customers and damage to our reputation. Any injury caused by our medical equipment in our medical centers due to equipment defects, improper maintenance or improper operation could subject us to liability claims. Regardless of their merit or eventual outcome, such liability claims could result in significant legal defense costs for us, harm our reputation, and otherwise have a material adverse effect on our business, financial condition and results of operations.

We primarily rely on equipment manufacturers or third-party service providers to maintain and repair the complex medical equipment used in our medical centers. If any of these manufacturers or third-party service providers fails to perform its contractual obligations to provide such services, or refuses to renew these service agreements on terms acceptable to us, or at all, we may not be able to find a suitable alternative service provider or establish our own maintenance and repair team in a timely manner. Similarly, any failure of or significant quality deterioration in such service providers’ services could materially and adversely affect customer experience. We also rely on both equipment manufacturers and our own internal expertise to provide technical training to our staff on the proper operation of such equipment. If such medical technicians are not properly and adequately trained, or if they make errors in the operation of the complex medical equipment even if they are properly trained, they may misuse or ineffectively use the complex medical equipment in our medical centers. Such failure could result in unsatisfactory medical examination results, diagnosis, treatment outcomes, patient injury or possibly death, any of which could materially and adversely affect our business, financial condition, results of operations and prospects.

We may be involved in legal and other disputes from time to time arising out of false positive or false negative checkup results or misdiagnosis and our reputation and results of operations may be harmed.

We may from time to time receive complaints from or be involved in disputes with our customers with regard to false positive or false negative checkup results or misdiagnosis. The occurrence of false positive or false negative checkup results or misdiagnosis is a unique risk of medical examination service industry caused by the uncertainty during the medical examination service process. In addition, with the rapid growth we have experienced in recent years, our operations are under pressure and the checkup result reports provided to our customers may not completely reflect the health condition of our customers which could be caused by various factors such as negligence of the medical personnel, failure of medical equipment, individual customer difference and disease complication. These complaint and disputes may lead to legal or other proceedings and may result in damage to our reputation, substantial costs and diversion of resources and management’s attention from our core business activities.

We depend on information technology systems to operate and manage our business. If our information technology systems fail to adequately perform these functions, or if we experience an interruption in their operation, our business, financial condition, results of operations and prospects could be materially and adversely affected.

The efficient operation of our business depends on our information technology systems. We rely on our information technology systems to, among other things, schedule and manage the provision of services to our customers, effectively manage accounting and financial functions and monitor our internal cost factors. If we experience a reduction in the performance, reliability or availability of our information systems, our operations and ability to produce timely and accurate reports could be adversely impacted. Our information systems and applications require continuous maintenance, upgrading and enhancement to meet operational needs. Moreover, the proposed expansion of facilities and acquisition of new centers requires transitions to or from, and the integration of, various information systems. Upgrades, expansions of capabilities, and other potential system-wide improvements in information systems may require large capital expenditures. If we experience difficulties with the transition to or from information systems or are unable to properly implement, finance, maintain or expand our systems, we could suffer, among other things, from operational disruptions and a reduction in customer satisfaction, which could materially and adversely affect our business, financial condition, results of operations and prospects.

The proper functioning of our website and network infrastructure is essential to our business and any failure to maintain the satisfactory performance, security and integrity of our website and network infrastructure will materially and adversely affect our business, reputation, financial condition and results of operations.

The satisfactory performance, reliability and availability of our website and our network infrastructure are critical to our success as well as our ability to attract and retain customers and maintain adequate customer service levels. Any system interruptions caused by our servers, telecommunications failures, computer viruses, hacking or other attempts to harm our systems may result in the unavailability or slowdown of our website, or the information systems of one of our third-party service providers, and may reduce our ability to schedule appointments and result in customers being unable to access their health records. Furthermore, because our servers are located primarily in Beijing, users outside Beijing may experience bandwidth-related slowdowns for various reasons beyond our control. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins, or other potential disruptions, which could lead to interruptions, delays, loss of data or the inability to accept and fulfill customer orders. We may also experience interruptions caused by reasons beyond our control such as power outages, or efforts to gain unauthorized access to our systems causing loss or corruption of data or malfunctions of software or hardware.

We rely on the Internet infrastructure and fixed line and mobile telecommunication networks in China to provide the data communication capacity necessary for our business. Almost all access to the Internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. In the event of any infrastructure disruption or failure or other problems with the Internet infrastructure or the telecommunication networks in China, the quality and stability of our websites and our platform may be affected, which could damage our reputation, diminish the attractiveness of our services and have a material adverse effect on our business, financial condition, results of operations and prospects.

Failure to protect confidential information of our customers and their employees or clients and our online system against security breaches could damage our reputation and brand and substantially harm our business, financial condition and results of operations.

A significant challenge to our online and telephonic health management system is the secure transmission of confidential information over public Internet and telecommunication networks. Currently, we rely on third-party service providers to provide the bandwidth for our online and telephonic health management consulting system and to provide online payment services. Through our online and telephonic system, our customers can schedule and purchase healthcare-related services offered by our own medical facilities and third-party hospitals, and they can view their medical reports online. We hold certain private information about our customers, such as their medical examination and disease screening test results, names, addresses, gender, phone numbers and purchasing records. Customer information is stored on servers owned and maintained by us but located in a third-party Internet data center. Payments for our online sales are made through our own websites and third-party online payment services. Maintaining complete security for the transmission of confidential information when a customer views personal medical information online or buys a prepaid service card from us is essential to maintaining user confidence. We have limited influence over the security measures of the third party service providers that we use and the security of the Internet in general. We may not be able to prevent third parties, such as hackers or criminal organizations, from stealing information provided by our customers to us. Significant capital and other resources may be required to protect against security breaches or to alleviate problems caused by such breaches. Any compromise of our security or third-party service providers’ security could have a material adverse effect on our reputation, business, prospects, financial condition and results of operations. In addition, the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Even if we are successful in adapting to and preventing new security breaches, any perception by the public that online transactions, or the privacy of user information, are becoming increasingly unsafe or vulnerable to attack could inhibit the growth of online businesses generally, which in turn may reduce our customers’ confidence and materially and adversely affect our reputation, business, financial condition, results of operations and prospects.

We could be exposed to risk for our dealing with medical data.

Our self-owned medical centers collect and maintain medical data from medical examination and disease screening test results in order to make such data available to the respective individuals who take such examinations or tests at our medical centers. PRC laws and regulations generally require medical institutions to protect the privacy of their patients or customers and prohibit unauthorized disclosure of personal information. We have taken measures to maintain the confidentiality of our customers’ medical information, including encrypting such information in our information technology system so that it can not be viewed without proper authorization and setting internal rules requiring our employees to maintain the confidentiality of our customers’ medical information. However, these measures may not be always effective in protecting our customers’ medical information. In addition, although we do not make the customers’ medical information available to the public, we use such data on an aggregating basis after redacting personal identity for marketing purpose and to provide to our corporate customers to monitor the collective health conditions of their employees. Although we believe our current usage of customers’ medical information is in compliance with applicable laws and regulations governing the use of such information, any change in such laws and regulations could affect our ability to use medical data and subject us to liability for the use of such data. Failure to protect customers’ medical information, or any restriction on or liability as a result of, our use of medical data, could have a material adverse effect on our business.

The failure to comply with PRC property laws and relevant regulations regarding certain of our leased premises may materially and adversely affect our business, financial condition, results of operations and prospects.

We lease premises in various cities as our offices and venues to carry out medical examination, disease screening, outpatient services and other health management businesses. These leases may not meet certain land and property-related legal requirements under PRC laws and regulations. For example, certain lessors have not been able to provide us with relevant building ownership certificates or other documents that evidence their legal right to lease our leased properties or fire protection approvals regarding certain of our leased properties. Some leased properties are used by us as offices or medical examination centers while they are under zoning restrictions to be used for educational purposes. In addition, we have not completed the lease registration for some of our premises as required by PRC housing administration authorities. We have not received any notification from PRC government authorities regarding our noncompliance with applicable land and property-related requirements. Except for Shanghai Wenzhong Clinic Co., Ltd., or Shanghai Wenzhong, which was unable to commence its operations as a result of residents’ objection to the use of the location it occupied and entered liquidation proceedings on October 22, 2013, we are not aware of any third parties that have attempted to interfere with our rights to use our leased premises arising from our non-compliance with such requirements. If any challenge from government authorities or third parties arises, we may be subject to fines, our leases may be invalidated and our rights under these leases may be materially and adversely affected. In addition, we may be forced to relocate any affected premises. All of these consequences could materially and adversely affect our business, financial condition, results of operations and prospects.

Our failure to comply with the U.S. Foreign Corrupt Practices Act, or the FCPA, and other anticorruption laws could result in penalties which could harm our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.

After the completion of this offering, we will be subject to the FCPA which prohibits companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits, along with various other anticorruption laws. We are in the process of implementing policies and procedures designed to ensure that we, our employees and other intermediaries comply with the FCPA and other anti-corruption laws to which we are subject. Such policies or procedures may not work effectively or protect us against liability under the FCPA or other laws for actions taken by our employees and other intermediaries with respect to our business or any businesses that we may acquire. As we market and offer our services to increasing numbers of state-owned enterprises and governmental agencies in China, we will have frequent contact with persons who may be considered “foreign officials” under the FCPA, resulting in an elevated risk of potential FCPA violations. Any investigation of a potential violation of the FCPA or other anticorruption laws by the United States or foreign authorities could have an adverse impact on our reputation, and if we are not in compliance with the FCPA and other laws governing the conduct of business with government entities we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse impact on our reputation, business, financial condition, results of operations and prospects.

Our extensive and increasing operations in the PRC may give rise to elevated compliance risks on anti-bribery. Although we have established an internal control system to ensure the compliance of our business operation with PRC anti-bribery laws, and we have requested our employees, agents and third party business partners to comply with applicable anti-bribery laws, these measures may not be always effective, or at all, to prevent the breach of anti-bribery laws. In recent years, commercial bribery has increasingly been identified as a key risk in doing business in the PRC, especially in the pharmaceutical and healthcare sector. If PRC regulatory authorities determine that our marketing or other activity violates the anti-bribery or anti-corruption laws, we may be penalized or ordered to cease such activity, which could have an adverse impact on our business.

We may not be able to develop and successfully market new services, which would materially and adversely affect our business, financial condition, results of operations and prospects.

Our success depends on our ability to anticipate industry trends and identify, develop and market in a timely and cost-effective manner new value-added services that meet customer demand. Examples include additional disease screening offerings and advanced health management services to enable both executives and increasingly health-conscious individuals to manage all aspects of their health. Developing new services in a timely and cost-effective manner can be difficult, particularly because services can change with market preferences. Our understanding of the market and evolving customer preferences may not lead to new services that are commercially successful. We may also experience delays or be unsuccessful in any stage of service development, introduction or implementation. We may not be able to successfully market our new services or our end customers may not be receptive to our new services. Our competitors’ service development capabilities may be more effective than ours, and their new services may reach the market before ours. Our competitors may also be more effective or less expensive than us. The introduction of new or similar services by our competitors may result in price reductions on our services or reduced margins or loss of market share. Our new services may impact our gross margins depending on the level of market acceptance and pricing environment for each service. The success of any of our new services also depends on several other factors, including our ability to:

•	optimize our staffing and procurement processes to predict and control costs;

•	integrate new service offerings into our medical centers and referral services in a timely manner;

•	minimize the time and costs required to obtain required regulatory clearances or approvals;

•	anticipate and compete effectively with competitors, including pricing our services competitively; and

•	increase end customer awareness and acceptance of our services.

If we are unable to develop new services in a timely manner to meet market demand, or if there is insufficient demand for our new services, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may materially and adversely affect our business and competitive position.

We regard our trademarks, service marks, domain names, software copyrights, trade secrets and similar intellectual property as critical to our competitiveness and success. We rely on the trademark, copyright and other intellectual property laws and confidentiality agreements with our employees, customers, third-party service providers and others to protect our proprietary rights. As of the date of this prospectus, we have 44 registered trademarks. We own or possess the rights to 56 domain names that we use in connection with the operation of our business and have copyrighted 11 software programs that we developed ourselves for managing our operations. Nevertheless, these afford only limited protection and it can be difficult and expensive to police unauthorized use of intellectual property that we own or license. We have taken, and will continue to take, a variety of actions to combat infringement of our intellectual property. We filed a lawsuit in the Jiangsu Nantong Intermediate Court in 2009 against a third party who infringed our trade name by defaming our services on the Internet. On June 21, 2011, the Jiangsu Higher Court ordered the infringing party to stop its infringing activities and compensate our losses. In addition, in January 2009, we submitted an arbitration claim before the Domain Name Dispute Resolution Center of the China International Economic and Trade Arbitration Center against the owner of the similar copycat domain name that was used in the above-mentioned defamation activities, and such domain name was cancelled by arbitral award on March 24, 2009. However, our legal actions may not always be successful. In 2012, we filed an arbitration proceeding against a third party company who operates a website under the domain name of “www.aikang.com” and use as tradename the same Chinese characters as one of our PRC subsidiaries to provide medical knowledge, introduction of medical institutions and links to websites of medical examination centers. But our claim was dismissed by the arbitral tribunal, and the website “www.aikang.com” is still operated by such third-party company as of the date of this prospectus. Infringement of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may materially and adversely affect our business.

Intellectual property rights historically have not been enforced in China as vigorously as in the United States, and intellectual property infringement is a serious risk for companies operating in China. Moreover, we have in the past, and may in the future, enforce our intellectual property rights through litigation, which could result in substantial costs, divert the efforts and resources of our management personnel and disrupt our business. The validity and scope of any claims relating to our intellectual property may involve complex legal and factual questions and analyses and, as a result, the outcome may be highly uncertain. In addition, there is no guarantee that we will be able to detect unauthorized use of our intellectual property and stop such use through litigation. Failure to protect our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations as well as severely harm our competitive position.

We may be subject to intellectual property infringement or misappropriation claims by third parties, which may force us to incur substantial legal expenses and, if determined adversely against us or our authors, may materially disrupt our business.

We may be exposed to intellectual property rights infringement or misappropriation claims by third parties when we develop and use our own technology, know-how and brand. We may also be subject to litigation involving claims of trademark infringement or violation of other intellectual property rights of third parties. Defense against any of these or other claims would be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, pay ongoing royalties, or subject us to injunctions prohibiting the distribution and marketing of the relevant brand or services. To the extent that licenses are not available to us on commercially reasonable terms or at all, we may be required to expend considerable time and resources sourcing alternative technologies, if any, or we may be forced to delay or suspend the sale of the relevant services or the promotion of the relevant brand. We may incur substantial expenses and require significant attention of management in defending against these third-party infringement claims, regardless of their merit. Protracted litigation could also result in our customers or potential customers deferring, reducing or canceling their purchase of our services. In addition, we could face disruptions to our business operations as well as damage to our reputation as a result of such claims, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our quarterly revenues and operating results are difficult to predict and could fall below investor expectations, which could cause the trading price of the ADSs to decline.

Our quarterly revenues and operating results have fluctuated in the past and may continue to fluctuate significantly depending upon numerous factors. In particular, we typically have slightly lower revenues during the fourth quarters of each fiscal year primarily due to the public holidays in that period including the New Year and Chinese Lunar New Year holidays. Our relatively stronger performance in the third fiscal quarter has been largely due to the fact that many of our corporate customers arrange for their employees to conduct medical examinations in the third quarter of our fiscal year. Other factors that may affect our financial results include, among others:

•	our ability to attract and retain our corporate clients and to expand into and further penetrate new markets;

•	changes in pricing policies by us or our competitors;

•	the amount of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure;

•	the timing and market acceptance of new services introductions by us or our competitors; and

•	changes in government policies or regulations, or their enforcement.

As a result, you should not rely on quarter-to-quarter or semi-annual-to-semi-annual comparisons of our results of operations as set forth in this prospectus as indicators of our likely future performance. Our operating results may be below our expectations or the expectations of public market analysts and investors in one or more future quarters. If that occurs, the price of the ADSs could decline and you could lose part or all of your investment.

If we grant employee share options, restricted shares or other equity incentives in the future, our net income could be adversely affected.

We granted share options to our employees and advisors in 2004, 2005, 2006, 2007, 2010, 2012 and 2013. We are required to account for share based compensation in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718, Compensation — Stock Compensation, which generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. As of December 31, 2013, there were 1,484,698 options outstanding which entitle their holders to purchase a total of 1,484,698 Class A common shares. As a result, we incurred share-based compensation expense of US$89,000, US$216,000, US$2,273,000 and nil in fiscal 2010, 2011, 2012 and for the six months ended September 30, 2013, respectively. If we grant more options, restricted shares or other equity incentives, we could incur significant compensation charges and our results of operations could be adversely affected. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies” and Note 18 to our consolidated financial statements for the years ended March 31, 2011, 2012 and 2013 and Note 15 to our unaudited condensed consolidated financial statements for the six months ended September 30, 2012 and 2013 included in this prospectus for a more detailed presentation of accounting for our share-based compensation plans.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected.

Prior to this offering, we have been a private company and have had limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the preparation and external audit of our consolidated financial statements, we and our independent registered public accounting firm identified a material weakness, certain significant deficiencies and other control deficiencies, each as defined in the U.S. Public Company Accounting Oversight Board Standard AU Section 325, Communications About Control Deficiencies in an Audit of Financial Statements, or AU325, in our internal control over financial reporting as of March 31, 2013. The material weakness identified relates to the lack of sufficient skilled resources with U.S. GAAP knowledge for the purpose of financial reporting and lack of continuing professional training on U.S. GAAP and SEC regulations for accounting personnel. The significant deficiencies identified relate to (i) the lack of effective control over contract management and (ii) the lack of automatic integration between the revenue system and accounting system.

Neither we nor our independent registered public accounting firm has undertaken a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses, significant deficiencies and other control deficiencies in our internal control over financial reporting as we and they will be required to do once we become a public company. In light of the number of material weakness, significant deficiencies and other control deficiencies that were identified as a result of the limited procedures performed, we believe it is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

We have taken measures and plan to continue to take measures to remedy these weaknesses and deficiencies. For example, we (i) hired a senior executive officer with extensive U.S. GAAP knowledge as our chief financial officer in 2013; (ii) implemented a set of comprehensive contract management rules; and (iii) assigned designated personnel to be responsible for the integration between the revenue system and accounting system. Also we plan to (i) hire one senior staff member with extensive U.S. GAAP knowledge and (ii) engage external advisors such as our independent registered public accounting firm to provide training on U.S. GAAP and SEC regulations for our accounting personnel. However, the implementation of these measures may not fully address the material weakness, significant deficiencies and other control deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct the material weakness, significant deficiencies and other control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting may significantly hinder our ability to prevent fraud.

Upon completion of this offering, we will become subject to the Sarbanes-Oxley Act of 2002, as amended, or Sarbanes-Oxley Act, subject to exemptions we qualify for under the JOBS Act. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending March 31, 2014. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm attest to and must report on the effectiveness of our internal control over financial reporting. If we fail to remedy the problems identified above, our management and our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. This conclusion could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes. We also expect to incur additional costs and expenses associated with our becoming a public company, including costs to prepare for our first Section 404 compliance testing and additional legal and accounting costs to comply with the requirements of the U.S. securities law that will apply to us as a public company.

We are an “emerging growth company” and may not be subject to requirements that other public companies are subject to, which could harm investor confidence in us and our ADSs.

We are an “emerging growth company” as defined in the Jumpstart Our Business Act of 2012, or the JOBS Act, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies, including an exemption from the requirement to comply with the auditor attestation requirements of Section 404 and an exemption from the requirement to adopt and comply with new or revised accounting standards at the same time as other public companies. We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter.

The JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we will elect to “opt out” of this provision and, as a result, we will comply with any new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We cannot predict if investors will find our ADSs less attractive because we may rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our ADS price may be more volatile.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC, and the Nasdaq, impose various requirements on the corporate governance practices of public companies. As an “emerging growth company” pursuant to the JOBS Act, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we will elect to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We depend on the continued service of our management team and other key employees, and our business, financial condition and results of operations will suffer greatly if we lose their services.

Our future success depends on the continued service of our key executive officers and other key employees. In particular, we rely on the expertise, experience and leadership ability of Mr. Ligang Zhang, our founder, chairman and chief executive officer. We also rely on a number of key technology officers and staff for the development and operation of our business. In addition, as we expect to focus increasingly on the development of our business, we will need to continue attracting and retaining skilled and experienced medical personnel and sales and marketing staff for our business to maintain our competitiveness.

If one or more of our key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all and may incur additional expenses to recruit and train new personnel. Consequently, our business could be severely disrupted, and our business, financial condition and results of operations could be materially and adversely affected. We do not maintain key-man life insurance for any of our key personnel. In addition, if any of our executive officers or key employees joins a competitor or forms a competing company, we may lose know-how, trade secrets, customers and key professionals and staff. Each of our employees who have access to sensitive and confidential information has also entered into a non-disclosure and confidentiality agreement with us. Although non-compete provisions are generally enforceable under PRC laws, PRC legal practice regarding the enforceability of such provisions is not as well-developed as in countries such as the United States. Thus, if we need to enforce our rights under the non-compete provisions, we cannot assure you that a PRC court would enforce such provisions.

Furthermore, since the demand and competition for talent is intense in our industry, particularly for qualified doctors and medical staff, and the availability of suitable and qualified candidates is limited, we may need to offer higher compensation and other benefits in order to attract and retain key personnel in the future, which could increase our compensation expenses. We previously awarded to certain of our employees stock options, some of which have not yet vested. Such retention awards may cease to be effective to retain our current employees once the options vest. We may need to increase our total compensation costs to attract and retain experienced personnel required to achieve our business objectives and failure to do so could severely disrupt our business and growth. We cannot assure you that we will be able to attract or retain the key personnel that we will need to implement our strategies and achieve our business objectives.

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the “big four” accounting firms, including our auditors, and also against Dahua, the former BDO affiliate in China. The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an initial decision that the “big four” accounting firms should be barred from practicing before the SEC for a period of six months. However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have indicated their intention to file a petition for review of the initial decision and pending that review the effect of the initial decision is suspended. It will, therefore, be for the commissioners of the SEC to make a legally binding order specifying the sanctions if any to be placed on these audit firms. The accounting firms have appealed to the U.S. Federal courts, and the effect of the order might be further suspended pending the outcome of the appeal.

If our independent registered public accounting firm were denied, temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to delisting of our Class A common shares from the Nasdaq or deregistration from the SEC, or both. Moreover, any negative news about the proceedings against these audit firms may adversely affect investor confidence in China-based companies listed in the U.S. All these would adversely affect the market price of our ADSs and substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with its restrictions on foreign investment in healthcare and Internet-related businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our economic benefits in the assets and operations of our affiliated PRC entities.

We are a BVI company and as such we are classified as a foreign enterprise under PRC laws. Our PRC subsidiaries, Beijing iKang, Zhejiang iKang and Yuanhua WFOE, are foreign invested enterprises. Various laws, regulations and rules in China restrict foreign ownership in, and restrict foreign invested enterprises from holding certain licenses required to operate healthcare and Internet-related businesses. Although some of the restrictions on foreign investment in healthcare businesses were lifted in December 2011, restrictions still exist in practice. See “Our History and Corporate Structure — Our Corporate Structure” and “Regulation — Regulations Relating to Foreign Investment in Our Industry.” In light of these restrictions, we conduct our operations in China mainly through a series of contractual arrangements entered into (i) among Beijing iKang, our affiliated PRC entity, iKang Holding, and iKang Holding’s shareholders, (ii) among Zhejiang iKang, our affiliated PRC entity, iKang Hangzhou Xixi, and iKang Hangzhou Xixi’s shareholders, (iii) among Yuanhua WFOE, our affiliated PRC entity, Yuanhua Information, and Yuanhua Information’s shareholders and (iv) among Beijing iKang, Beijing Jiandatong, and Mr. Haiqing Hu, one of Beijing Jiandatong’s shareholders who holds a 80% equity interest in Beijing Jiandatong. iKang Holding, iKang Holding’s subsidiaries, iKang Hangzhou Xixi, Shanghai Yuanhua Clinic Co., Ltd., and Beijing Jiandatong hold the licenses that are essential to the operation of our business.

We do not have any equity interest in our affiliated PRC entities but through such contractual arrangements we exercise effective control over our affiliated PRC entities. For a description of such contractual arrangements, see “Our History and Corporate Structure.” As a result, we are considered the primary beneficiary of our affiliated PRC entities and consolidate the results of operations of our affiliated PRC entities and their subsidiaries in our financial statements.

In the opinion of King & Wood Mallesons Lawyers, our PRC legal counsel, our current ownership structure, the ownership structure of our PRC subsidiaries and affiliated PRC entities and the contractual arrangements among our PRC subsidiaries, our affiliated PRC entities and their respective shareholders are not in violation of existing PRC laws, rules and regulations and each contract under the contractual arrangements is valid, binding and enforceable under current PRC laws. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations; accordingly, PRC regulatory authorities may ultimately take a view that is contrary to the opinion of King & Wood Mallesons Lawyers.

In addition, PRC regulatory authorities may change their policies to further restrict foreign participation in healthcare and Internet-related businesses. Accordingly, we cannot assure you that the PRC regulatory authorities will not ultimately take a view contrary to that of our PRC legal counsel. If we, our PRC subsidiaries, our affiliated PRC entities or their respective subsidiaries are found to be in violation of any existing or future PRC laws, rules or regulations, we may not be able to consolidate the results of operations of our affiliated PRC entities and their subsidiaries. In addition, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business licenses or operating licenses of our PRC subsidiaries or affiliated PRC entities and their respective subsidiaries;

•	discontinuing or restricting our operations in China, including shutting down our servers or blocking our websites or discontinuing or placing restrictions or onerous conditions on our operations;

•	restricting our ability to collect revenues or confiscating our income or the income of our PRC subsidiaries or affiliated PRC entities;

•

requiring us to undergo a costly and disruptive restructuring such as forcing us to transfer our equity interests in our PRC subsidiaries to a domestic entity or invalidating the agreements that our PRC subsidiaries have entered into with our affiliated PRC entities and their respective shareholders;

•	requiring us to establish a new enterprise, re-applying for required licenses or relocating our businesses, staff and assets;

•	imposing additional conditions or requirements with which we may not be able to comply;

•	restricting or prohibiting our use of proceeds from this offering to finance our business and operations in China; and

•	taking other regulatory or enforcement actions, including levying fines, that could be harmful to our business.

The imposition of any of these penalties may result in a material and adverse effect on our ability to conduct our business and a loss of our economic benefits in the assets and operations of our affiliated PRC entities. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of the affiliated entities or our right to receive their economic benefits, we would no longer be able to consolidate these entities. These entities contribute substantially all of our consolidated net revenues.

We rely on contractual arrangements with our affiliated PRC entities and their respective shareholders for the operation of our business, which may not be as effective as direct ownership. If our affiliated PRC entities and their shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation.

We conduct our business in China mainly through our affiliated PRC entities and their respective subsidiaries. The contractual arrangements with our affiliated PRC entities and their respective shareholders provide us with effective control over our affiliated PRC entities and their subsidiaries. Although we have been advised by our PRC legal counsel, King & Wood Mallesons Lawyers, that each contract under these contractual arrangements is valid, binding and enforceable under current PRC laws, these contractual arrangements may not be as effective as direct ownership in providing us with control over our affiliated PRC entities and their subsidiaries. For example, our affiliated PRC entities and their shareholders may breach their contractual arrangements with us by, among other things, failing to operate our healthcare businesses in an acceptable manner, by refusing to renew these contracts when their initial term expires, or by taking other actions that are detrimental to our interests. If we were the controlling shareholder of our affiliated PRC entities with direct ownership, we would be able to exercise our rights as shareholders, rather than our rights under the powers-of-attorney, to effect changes to its board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if any of our affiliated PRC entities or its shareholders fails to perform their obligations under these contractual arrangements, we may incur substantial costs to enforce such arrangements and rely on legal remedies under PRC laws, which may not be sufficient or effective. These remedies may include seeking specific performance or injunctive relief and claiming damages, any of which may not be sufficient or effective. In addition, our contractual arrangements have different expiration dates based on their respective nature. See “Our History and Corporate Structure — Our Corporate Structure.”

These contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures, which could be adjudicated as invalid by arbitral tribunals. The PRC regulatory environment presents inherent uncertainties. See “— Risks Related to Doing Business in China — Uncertainties presented by the PRC legal system could limit the legal protections available to us and subject us to legal risks, which could have a material adverse effect on our business, financial condition and results of operations.” As a result, our rights under the contractual arrangements could not be honored and our ability to enforce these contracts under the contractual arrangements could be limited. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our affiliated PRC entities and their shareholders. As a result, our business and operations could be severely disrupted, which could damage our reputation and materially and adversely affect our business, financial condition, results of operations and prospects.

Shareholders of iKang Holding, Yuanhua Information or Beijing Jiandatong, our affiliated PRC entities, may have a potential conflict of interest with us, and they may breach their contracts with us or cause such contracts to be amended in a manner contrary to the interest of our company.

One of our affiliated PRC entities, iKang Holding, is jointly held by Mr. Ligang Zhang, chairman and chief executive officer of our company, and Mr. Boquan He, a director of our company. One of our affiliated PRC entities, Yuanhua Information, is jointly held by Mr. Lei Zhao and Mr. Haiqing Hu, persons designated by us. One of our affiliated PRC entities, Beijing Jiandatong, is jointly held by Mr. Haiqing Hu and Mr. Rui Ma, and Mr. Haiqing Hu is a person designated by us. Conflicts of interest between these individuals’ role as shareholders of our affiliated PRC entities and their fiduciary duties to our company or their personal interest may arise. In addition, Mr. Ligang Zhang is also a director and/or executive officer of certain subsidiaries of iKang Holding. The laws of China provide that a director or member of management owes a fiduciary duty to the company he serves. Mr. Ligang Zhang must therefore act in good faith and in the best interests of iKang Holding and its subsidiaries and must not use his respective positions for personal gain. These laws do not require him to consider our best interests when making decisions as a director or member of management of our affiliated PRC entities or their subsidiaries. In addition, the personal interest of the nominee shareholders of Yuanhua Information and Beijing Jiandatong is not necessarily aligned with us. Accordingly, conflict may arise between these individuals’ fiduciary duties as directors or officers of our affiliated entities and us.

When conflicts of interest arise, these individuals may not act in the best interests of our company and conflicts of interest may not be resolved in our favor. In addition, these individuals may breach or cause iKang Holding, Yuanhua Information or Beijing Jiandatong to breach or refuse to renew the existing contracts under the contractual arrangements that allow us to effectively control iKang Holding, Yuanhua Information or Beijing Jiandatong and their respective subsidiaries and receive economic benefits from them. Currently, we do not have arrangements to address potential conflicts of interest between these individuals and us. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of iKang Holding, we would have to rely on legal proceedings, which could result in disruption of our business, and there would be substantial uncertainty as to the outcome of any such legal proceedings.

The contractual arrangements with our affiliated PRC entities may be reviewed by the PRC tax authorities for transfer pricing adjustments, which could increase our overall tax liability.

The PRC Enterprise Income Tax Law, effective on January 1, 2008, or the EIT Law, requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The PRC tax authorities may impose reasonable adjustments on taxation if they have identified any related-party transactions that are inconsistent with arm’s-length principles. Beijing iKang, Zhejiang iKang and Yuanhua WFOE could face material adverse tax consequences if the PRC tax authorities determined that the contractual arrangements between them and our affiliated PRC entities were not entered into based on arm’s-length negotiations and therefore constitute a favorable transfer pricing arrangement. Although we based our contractual arrangements on those of similar businesses, if the PRC tax authorities determined that these contracts were not entered into on an arm’s-length basis, they could request that our affiliated PRC entities adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing our affiliated PRC entities tax expenses without reducing Beijing iKang, Zhejiang iKang or Yuanhua WFOE’s tax expenses, and could subject our affiliated PRC entities to late payment fees and other penalties for underpayment of taxes. As a result, our consolidated net income may be adversely affected.

We may lose the ability to use and enjoy assets held by our PRC variable interest entities that are important to the operation of our business if such entities go bankrupt or become subject to a dissolution or liquidation proceeding.

Some of our PRC variable interest entities hold assets, such as medical equipments that are essential to the operation of our business. If any of these PRC variable interest entities goes bankrupt and all or part of its assets become subject to liens or rights of third party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of such PRC variable interest entities undergoes a voluntary or involuntary liquidation proceeding, the unrelated third party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

Changes in China’s economic, political and social conditions could have a material adverse effect on our business, financial condition, results of operations and prospects.

We conduct substantially all our business operations in China. Accordingly, our business, financial condition, results of operations and prospects are significantly dependent on the economic, political and social conditions in China. The PRC economy differs from the economies of developed countries in many aspects, including the degree of government involvement, level of development, growth rate, control over foreign exchange and allocation of resources. While the PRC economy has experienced significant growth over the past 30 years, the growth has been uneven across different regions and periods and among various economic sectors in China. Moreover, the continued economic growth in China over the past few years has resulted in a general increase in labor costs, and the inflationary environment that has persisted in recent periods has led to labor strikes and employee discontent, which could result in materially higher compensation costs being paid to employees. We cannot assure you that the ongoing evolution of economic, political and social conditions in China would not materially reduce our revenues and profitability.

The PRC government exercises significant control over China’s economic growth through the allocation of resources, control over payment of foreign currency-denominated obligations, implementation of monetary policy and offer of preferential treatment to particular industries or companies. In particular, certain measures adopted by the PRC government, such as changes in statutory deposit reserve ratio and lending guidelines for commercial banks promulgated by the People’s Bank of China, or the PBOC, may restrict loans to certain industries. These current and future government actions could materially affect our liquidity as well as restrict our access to capital and ability to operate our business.

Although the Chinese economy has grown significantly in the past decade, that growth may not continue and any slow-down may have a negative effect on our business. Since 2012, the growth of the Chinese economy has slowed. The overall Chinese economy affects our profitability and any slowdown in the economic growth of China could lead to reduced consumable income of our customers and reduced demand for our services, which could materially and adversely affect our business, financial condition, results of operations and prospects.

Uncertainties presented by the PRC legal system could limit the legal protections available to us and subject us to legal risks, which could have a material adverse effect on our business, financial condition and results of operations.

Our operations in China are subject to applicable PRC laws, rules and regulations. The PRC legal system is largely a civil law legal system based on written statutes. Unlike the common law system, court decisions in

China may be cited for reference but have limited precedential value. Although the overall effect of legislation over the past 30 years has significantly enhanced the protections afforded to various forms of foreign investment in China, the PRC has not developed a fully integrated legal system and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities. In particular, because these laws, rules and regulations are relatively new, and because of the limited volume of published judicial decisions and their non-binding nature, the interpretation and enforcement of these laws, rules and regulations involve substantial uncertainties. Such uncertainties may limit the legal protections available to us.

In addition, the PRC legal system is based in part on government policies and certain internal rules, some of which are not published on a timely basis or at all and which may have a retroactive effect. As a result, we may not be aware of a violation of these policies and internal rules until sometime after the violation. Also, any administrative or court proceedings may be protracted, resulting in substantial costs and diversion of resources and management attention if we seek to enforce our legal rights through administrative or judicial proceedings. Moreover, compared to more developed legal systems, the PRC administrative and judicial authorities have significantly wider discretion in interpreting and implementing statutory and contractual provisions. As a result, it may be more difficult to evaluate the outcomes of the administrative and judicial proceedings as well as the level of available legal protection we are entitled to. These uncertainties may impede our ability to enforce our contracts, which could in turn materially and adversely affect our business and operations.

Our business may be adversely affected by regulations and censorship of content distributed over the Internet in China.

China has enacted laws and regulations governing Internet access and the distribution of information through the Internet. The PRC government from time to time bans the distribution of content and information through the Internet that it believes to be in violation of PRC laws or regulations. The MIIT and other relevant PRC authorities have promulgated regulations that prohibit content or information from being distributed or published if such content or information is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of China, or compromise state security or secrets. Failure to comply with these requirements may result in the revocation of licenses to provide Internet content or other operations licenses or permits, the closure of the concerned websites and reputational harm. Website operators may also be held liable for such censored information displayed on or linked to their websites. To the extent that PRC regulatory authorities find any content displayed on our websites objectionable, they may require us to limit or eliminate the dissemination of such content. In addition, regulatory authorities may impose penalties on us based on content displayed on or linked to our websites in cases of material violations, including a revocation of our operating licenses or a suspension or shutdown of our online operations.

Governmental control of currency conversion may limit our ability to utilize our revenues and financing proceeds effectively.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Substantially all of our revenues and operating expenses are denominated in Renminbi. The Renminbi is currently convertible under “current account” transactions, which includes dividend payment, trade and service-related foreign exchange transactions, but not under “capital account” transactions, which includes capital injection and loans. Our PRC subsidiaries may also retain foreign exchange in its current accounts, subject to a ceiling approved by the State Administration of Foreign Exchange, or the SAFE, to satisfy foreign exchange liabilities or to pay dividends. See “Regulation — Regulations Relating to Foreign Currency Exchange.” However, the relevant PRC regulatory authorities may limit or eliminate our ability to purchase and retain foreign currencies for current account transactions in the future. Since a significant amount of our future revenues will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside of the PRC that are denominated in foreign currencies.

Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE or its local branches and other relevant PRC regulatory authorities. In particular, if we finance our PRC subsidiaries by foreign currency loans, those loans cannot exceed certain statutory limits and must be registered with the SAFE or its local branches. If we finance our PRC subsidiaries by capital contributions using, for instance, proceeds from our initial public offering, those capital contributions must be approved by the Ministry of Commerce, or the MOFCOM, or its local branches. In addition, because of the regulatory restrictions related to foreign currency loans to, and non-ownership arrangement in, domestic PRC enterprises, we may not be able to finance our affiliated PRC entities and its subsidiaries’ operations by loans or capital contributions. We cannot assure you that we can obtain these governmental registrations or approvals on a timely basis, if at all. These limitations could affect the ability of these entities to obtain foreign exchange through debt or equity financing, and could adversely affect our business and financial conditions.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering, and the failure to obtain any required approval could have a material adverse effect on our business, operating results and reputation and trading price of the ADSs, and also create uncertainties for this offering.

In 2006, six PRC regulatory agencies, including the MOFCOM and the CSRC, jointly adopted the Rules on Mergers with and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. See “Regulation — New M&A Rules and Regulations Relating to Overseas Listing.” Under the M&A Rules, the prior approval of the CSRC is required for the overseas listing of offshore special purpose vehicles that are directly or indirectly controlled by PRC companies or individuals and used for the purpose of listing PRC onshore interests on an overseas stock exchange. The application of the M&A Rules remains unclear. Our PRC legal counsel, King & Wood Mallesons Lawyers, has advised us that based on its understanding of the current PRC laws, rules and regulations and the M&A Rules, prior approval of the CSRC is not required under the M&A Rules for the listing and trading of the ADSs on Nasdaq because, among other reasons, (i) Beijing iKang, Zhejiang iKang and Yuanhua WFOE were incorporated as wholly foreign owned enterprises by means of foreign direct investment, rather than being converted into wholly foreign owned enterprises through merger and acquisition of PRC domestic enterprises, and (ii) there is no provision in the M&A Rules that clearly classifies the contractual arrangements between Beijing iKang and iKang Holding, between Zhejiang iKang and iKang Hangzhou Xixi, between Yuanhua WFOE and Yuanhua Information and between Beijing iKang and Beijing Jiandatong as a kind of merger and acquisition transaction falling under the M&A Rules. Although we have no plan to apply for approval from the CSRC based on the advice of King & Wood Mallesons Lawyers, the relevant PRC government agencies, including the CSRC, may reach a different conclusion.

King & Wood Mallesons Lawyers has further advised us that uncertainties still exist as to how the M&A Rules will be interpreted and implemented and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If the CSRC or other PRC regulatory agencies subsequently determine that we need to obtain CSRC approval for this offering either by interpretation, clarification or amendment of the M&A Rules or by any new rules, regulations or directives promulgated after the date of this prospectus, we may face sanctions by the CSRC or other PRC regulatory agencies. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiaries, or other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as this offering and the trading price of the ADSs. The CSRC or other PRC regulatory authorities may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur.

We cannot predict when the CSRC will promulgate additional rules or other guidance. If additional rules or guidance is issued prior to the completion of this offering, and, consequently, we conclude that we are required to obtain the CSRC approval, this offering will be delayed until we obtain the CSRC approval, which may take several months or even longer. Moreover, additional rules or guidance, to the extent issued, may fail to resolve ambiguities under the M&A Rules. Uncertainties or negative publicity regarding the M&A Rules also could materially and adversely affect the trading price of the ADSs.

The M&A Rules and other regulations may make it more difficult for us to make future acquisitions or dispositions of our business operations or assets in China.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulations require, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008, were triggered. In addition, PRC national security review rules which became effective on September 1, 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. It is not certain whether businesses we may acquire would fall within the scope of industries required for national security review and whether such acquisitions may be required to go through the national security review process. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share, as well as our overall competitiveness.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our company to liabilities or penalties, limit our ability to contribute capital to our PRC subsidiaries, limit the ability of our PRC subsidiaries to increase their registered capital or distribute profits to us, or otherwise materially and adversely affect us.

The SAFE has promulgated several regulations, including the Notice Concerning Foreign Exchange Controls on Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, effective on November 1, 2005. These regulations and rules require PRC residents and corporate entities to register with, and obtain approval from, provincial SAFE branches in connection with their direct or indirect offshore investment activities. See “Regulation — Regulations Relating to Foreign Currency Exchange.” These regulations and rules apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

Under Circular 75, a PRC resident who makes, or has previously made, a direct or indirect investment in an offshore company for the purpose of capital financing with assets or equities of PRC enterprises, referred to as offshore special purpose vehicles, or Offshore SPV, is required to register that investment with the local branch of the SAFE. In addition, any PRC resident who is a direct or indirect shareholder of an Offshore SPV is required to update the previously filed registration with the relevant provincial the SAFE branch to reflect any material change with respect to the Offshore SPV’s roundtrip investment, capital variation, merger, division, long-term equity or debt investment or creation of any security interest. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiaries of that Offshore SPV may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, and the offshore parent company may also be prohibited from contributing additional capital into its PRC subsidiaries. Furthermore, failure to comply with the various foreign exchange registration requirements described above could result in liability under the PRC laws for evasion of applicable foreign exchange restrictions.

We have requested our relevant shareholders who are subject to the SAFE regulations to make the necessary registrations under Circular 75. However, we may not be fully informed of the identities of the beneficial owners of our company. Our shareholders, including Mr. Ligang Zhang, Mr. Boquan He, Ms. Feiyan Huang, Mr. Wenqing Tan, Mr. Minjian Shi, Ms. Yafang Zhou, Mr. Bin Hu, Mr. Ning Huang and Mr. Yihuang Hu, have registered with the local SAFE branch as required under Circular 75 and are currently in the process of amending their registrations pursuant to Circular 75 to reflect the changes of their ownership in our company. However, Mr. Baoqing Liu, who indirectly holds 1.35% of our outstanding common shares before this offering, has not registered with SAFE pursuant to Circular 75. There is no assurance that our shareholders and beneficial owners of our shares who are PRC residents can complete the necessary registrations and amendments under Circular 75 in a timely manner or at all, or will comply with the requirements under Circular 75 or other related rules in the future. Any failure by our shareholders or beneficial owners of our shares who are PRC residents to comply with these regulations and rules could subject us to fines or legal sanctions, including restrictions on the ability of our PRC subsidiaries to pay dividends or make distributions to, or obtain foreign currency-denominated loans from, us, as well as restrictions on our ability to increase our investment in China. As a result, our business and prospects, as well as our ability to distribute profits to you, could be materially and adversely affected.

Our holding company structure may restrict our ability to receive dividends or other payments from our PRC subsidiaries and our affiliated PRC entities, which could restrict our ability to act in response to changing market conditions and to satisfy our liquidity requirements.

We are a holding company, and we may rely on dividends and other distributions on equity to be paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries, as foreign-invested enterprises in the PRC, may pay dividends only out of their respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At its discretion, it may allocate a portion of its after-tax profits based on PRC accounting standards to an enterprise expansion fund and a staff welfare and bonus fund. These enterprise expansion reserve and staff welfare and bonus funds are not distributable as cash dividends. As of March 31, 2013, except for iKang Nanjing Gulou, none of our PRC subsidiaries, our affiliated PRC entities and their respective subsidiaries had a statutory reserve fund that reached 50% of their respective registered capital. Therefore, our PRC subsidiaries, our affiliated PRC entities and their respective subsidiaries (except for iKang Nanjing Gulou) would continue to allocate at least 10% of their respective after-tax profits to the statutory reserve fund until the aggregate amount of such a fund reaches the 50% threshold.

Our PRC subsidiaries do not have equity interests in the affiliated PRC entities. Our affiliated PRC entities may distribute their profits to us primarily by means of paying service and consulting fees or by other means permitted by law, which would be subject to additional PRC taxes generally at the rate of 5% or 6% of the total fees paid by the affiliated PRC entities to our PRC subsidiaries. In addition, the PRC tax authorities could request that our affiliated PRC entities adjust their taxable income upward for PRC tax purposes if such authorities determined that the contractual arrangements between our PRC subsidiaries and affiliated PRC entities were not entered into based on arm’s-length principles, which could materially and adversely affect our affiliated PRC entities’ ability to distribute their profits to us. See “— Risks Related to Corporate Structure — The contractual arrangements with our affiliated PRC entities may be reviewed by the PRC tax authorities for transfer pricing adjustments, which could increase our overall tax liability.” In addition, our PRC subsidiaries generally should audit their yearly financial statements according to PRC GAAP and pass resolutions for dividend distribution prior to paying dividend to us. Furthermore, dividends paid to us by our PRC subsidiaries are subject to the 10% withholding tax unless we are considered a PRC resident enterprise under the EIT Law and such dividends qualify as tax-exempt income. See “— Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the EIT Law, which may have a material adverse effect on our results of operations” and “— Regulations Relating to Taxation — Enterprise Income Tax.”

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC accounting standards and regulations, our PRC subsidiaries, our affiliated PRC entities and their respective subsidiaries are restricted from transferring a portion of their net assets to us. Amounts restricted include paid-in capital and the statutory reserves of our PRC subsidiaries, affiliated PRC entities and their respective subsidiaries. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and affiliated PRC entities not available for distribution was US$131.1 million as of September 30, 2013.

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See “— Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the EIT Law, which may have a material adverse effect on our results of operations.”

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using our net proceeds from this offering to make loans or additional capital contributions to our PRC operating subsidiaries.

As the offshore holding company of our PRC subsidiaries, we may use the net proceeds from this offering to extend loans to or make additional capital contributions to our PRC subsidiaries. Any loans by us to our PRC subsidiaries to finance the operations of our PRC subsidiaries, which are foreign-invested enterprises, may not exceed statutory limits and are required to be registered with the SAFE or its local branches. We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be approved by the MOFCOM or its local branches. We cannot assure you that we will be able to obtain these government approvals or registrations on a timely basis, if at all. If we fail to obtain such approvals or registrations, our ability to use our net proceeds from this offering and to capitalize our operations in China may be severely restricted, and could materially and adversely affect our liquidity and our ability to fund and expand our business.

On August 29, 2008, the SAFE promulgated the Circular of Operation Issues Related to the Improvement of the Administration of Payment-Related Settlement of FIEs’ Registered Capital from Foreign Exchange to Renminbi, or Circular 142, which provided that the registered capital of a foreign-invested company converted from foreign currencies may (i) only be used for purposes within the business scope approved by the applicable governmental authority and (ii) not be used for equity investments by the foreign-invested company within the PRC unless otherwise provided. Violations of Circular 142 could result in severe penalties, including fines. Furthermore, the SAFE promulgated an official notice in November 2010 which requires the authenticity of settlement of net proceeds from an offshore offering to be closely examined and the net proceeds to be settled in the manner described in the offering documents. The SAFE also promulgated the Notice on Relevant Administrative Issues on Clarifying and Standardizing the Foreign Exchange Transactions of Certain Capital Accounts, or Circular 45, in November 2011, which, among other things, restricts a foreign-invested enterprise from using Renminbi converted from foreign currency to provide entrusted loans or repay inter-company loans. In addition, the SAFE strengthened its supervision of the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign invested company. These regulations and rules may significantly limit our ability to transfer the net proceeds from this offering to our affiliated PRC entities or their respective subsidiaries through our PRC subsidiaries in China, which may adversely affect the business expansion of our affiliated PRC entities or their respective subsidiaries, and our affiliated PRC entities and their respective subsidiaries may not be able to convert the net proceeds from this offering into Renminbi to invest in or acquire any other PRC companies, or establish other variable interest entities in the China. See “Regulation — Regulations Relating to Foreign Currency Exchange.”

A failure to comply with PRC regulations regarding the registration of shares and share options held by our employees who are PRC domestic individuals may subject such employees or us to fines and legal or administrative sanctions.

In February 2012, the SAFE promulgated the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or Circular 7, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by the SAFE in March 2007, or Circular 78. Under these rules, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with the SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC argent or the overseas entrusted institution or other material changes. We and our PRC resident employees who have been granted share options, or PRC option holders, will be subject to these rules upon the listing and trading of the ADSs on the Nasdaq. If we or our PRC option holders fail to comply with these rules, we or our PRC option holders may be subject to fines and legal or administrative sanctions, as a result of which our business operations and equity incentive plans could be materially and adversely affected. See “Regulation — Regulations Relating to Foreign Currency Exchange — Employee Stock Option Plan.”

Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the EIT Law, which may have a material adverse effect on our results of operations.

Under the EIT Law, and the Implementation Regulations to the PRC Enterprise Income Tax Law, or the EIT Law Implementation Regulations, both effective from January 1, 2008, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered to be a “resident enterprise” and will be subject to enterprise income tax at the rate of 25% on its worldwide income. The EIT Law Implementation Regulations define the term “de facto management body” as a management body that exercises full or substantial control and management authority over the production, operation, personnel, accounts and assets of an enterprise. The State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. On July 27, 2011, the SAT issued Administrative Measures of Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin 45, which became effective on September 1, 2011, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarifies certain issues related to determining PRC resident enterprise status, post-determination administration and which competent tax authorities are responsible for determining offshore incorporated PRC resident enterprise status. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the competent tax authorities from an offshore incorporated PRC resident enterprise, the payer should not withhold 10% income tax when paying Chinese-sourced dividends, interest and royalties to the offshore incorporated PRC resident enterprise. See “Regulation — Regulations Relating to Taxation — Enterprise Income Tax.” Although Circular 82 applies only to offshore enterprises controlled by PRC enterprises or PRC corporate groups and not those controlled by PRC individuals or non-PRC persons, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals or foreign enterprises.

We do not believe that we should be treated as a PRC resident enterprise, however, it is unclear whether we will be classified as a PRC resident enterprise. If we are treated as a PRC resident enterprise for PRC enterprise income tax purposes, we would be subject to the 25% enterprise income tax rate on our global income as well as PRC enterprise income tax reporting obligations. Although under the EIT Law and the EIT Law Implementing Regulations if we were treated as a PRC tax resident enterprise dividends paid to us from our PRC subsidiaries should qualify as tax-exempt income, there is no assurance that we would enjoy such tax-exempt treatment on dividends paid to us from our PRC subsidiaries in the same manner as offshore incorporated PRC resident enterprises controlled by PRC enterprises or PRC corporate groups enjoy under Bulletin 45. As a result, such dividends may continue to be subject to a 10% withholding tax, as the SAT and other PRC authorities have not yet issued guidance with respect to the treatment of outbound remittances to entities that are treated as resident enterprises controlled by PRC individuals and non-PRC persons, like us, for PRC enterprise income tax purposes.

We may be required to withhold PRC income tax on the dividends we pay you (if any), and any gain you realize on the transfer of our common shares and/or ADSs may be subject to PRC tax if we are treated as a PRC “resident enterprise.”

Pursuant to the EIT Law, we may be treated as a PRC resident enterprise for PRC tax purposes. See the previous risk factor. If we are so treated by the PRC tax authorities, we may be obligated to withhold PRC income tax on payments of dividends on our common shares and/or ADSs to investors that are non-resident enterprises of the PRC because the dividends payable on our common shares and/or ADSs may be regarded as being derived from sources within the PRC. The withholding tax rate would generally be 10% on dividends paid to non-resident enterprises unless such non-resident enterprise is entitled to a lower rate under a tax treaty if such non-resident enterprise is considered as a beneficial owner as defined under the Circular on How to Interpret and Recognize the “Beneficial Owner” in Tax Treaties issued by the SAT in October 2009. In addition, if we are treated as a PRC tax resident enterprise, any gain realized by investors who are non-resident enterprises of the PRC from the transfer of our common shares or ADSs may be regarded as being derived from sources within the PRC and be subject to a 10% tax. See “Taxation — PRC Taxation.”

Moreover, if we are treated as a PRC resident enterprise, it is possible that a non-resident individual investor would be subject to PRC individual income tax at a rate of 20% (unless such investor is entitled to a lower rate under a tax treaty) under the PRC Individual Income Tax Law, or IITL, on dividends paid to such investor and any capital gains realized from the transfer of our common shares and/or ADSs if such dividends and gains are deemed income derived from sources within the PRC. Under the PRC-U.S. tax treaty, a 10% rate will apply to dividends, provided certain conditions are met. A non-resident individual is an individual who is not domiciled in the PRC and does not reside within the PRC or has resided within the PRC for less than one year. Pursuant to the IITL and its implementation rules, for purposes of the PRC capital gains tax, the taxable income will be based on the total income obtained from the transfer of our common shares or ADSs minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income. The foregoing PRC tax may reduce your investment return on our common shares and ADSs and may also affect the price of our common shares and ADSs.

The PRC tax authorities’ enhanced scrutiny of PRC enterprise income tax on offshore equity transfers may have a negative impact on your investment in the ADSs.

In connection with the EIT Law, the Ministry of Finance and the SAT jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued the Notice Concerning the Strengthening of Enterprise Income Tax Administration with Respect to Equity Transfers by Non-resident Enterprises, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these rules, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise. The PRC tax authorities have the discretion under

Circular 698 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment.

Under Circular 698, if a non-PRC resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company, or Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-PRC resident enterprise is required to report the Indirect Transfer to the competent PRC tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of avoiding PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at the rate of up to 10%. The PRC tax authorities may enforce Circular 698 with respect to the transfer of equity interests in our company or our non-PRC subsidiaries by non-PRC resident investors other than transfer of equity securities through public markets, such as the Nasdaq where our ADSs are expected to be listed.

Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC “resident enterprise” to its related parties at a price lower than the fair market value, the relevant PRC tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. In addition, the PRC “resident enterprise” is supposed to provide necessary assistance to support the enforcement of Circular 698.

There is little guidance and practical experience as to the application of Circular 698, and it is possible that the PRC tax authorities would pursue our offshore shareholders to conduct a filing regarding our offshore restructuring transactions where non-resident investors were involved and would request our PRC subsidiary to assist in providing such disclosures. In addition, if our offshore subsidiaries are deemed to lack substance they could be disregarded by the PRC tax authorities. Our shareholders have made some share transfers in our company and not made tax filings in accordance with Circular 698. As a result, we and our existing non-PRC resident investors may be at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we should not be taxed under Circular 698, which may have a material adverse effect on our financial condition and results of operations or the non-PRC resident investors’ investments in us.

By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct and indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise. The PRC tax authorities have the discretion under Circular 59 and Circular 698 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. We may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-PRC resident enterprise under the EIT Law and if the PRC tax authorities make adjustments under Circular 59 or Circular 698, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

Fluctuations in the value of the Renminbi could result in foreign currency exchange losses.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on exchange rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi solely to the U.S. dollar. Under this revised policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Since July 2008, however, the Renminbi has traded within a narrow range against the U.S. dollar. As a consequence, the Renminbi has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. On

June 20, 2010, the PBOC announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. It is difficult to predict how this new policy may impact the Renminbi exchange rate.

Substantially all of our revenues and operating expenses are denominated in Renminbi, while the net proceeds from this offering will be denominated in U.S. dollars. Consequently, fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect the relative purchasing power of these proceeds and our balance sheet and earnings per share in U.S. dollars following this offering. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition or results of operations. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar.

The hedging options available in China to reduce our exposure to exchange rate fluctuations are quite limited. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to hedge our exposure adequately or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Our independent registered public accounting firm’s audit documentation related to their audit reports included in our registration statement may include audit documentation located in China. The Public Company Accounting Oversight Board currently cannot inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

As an auditor of companies that are traded publicly in the United States and as an audit firm registered with the Public Company Accounting Oversight Board, or PCAOB, our independent registered public accounting firm is required by the laws of the United States to undergo regular inspections by the PCAOB. Our operations are conducted in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities. Accordingly, any audit documentation located in China related to our independent registered public accounting firm’s reports included in our filings with the SEC is not currently inspected by the PCAOB. On May 24, 2013, the PCAOB announced that it had entered into a memorandum of understanding on enforcement and cooperation with the CSRC and the PRC Ministry of Finance, or the MOF, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. However, direct PCAOB inspections of independent registered accounting firms in China are still not permitted by Chinese authorities.

Inspections of certain other firms conducted by the PCAOB in jurisdictions outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audit documentation located in China and its related quality control procedures. As a result, our investors may be deprived of the benefits of the PCAOB’s oversight of our auditors through such inspections.

The inability of the PCAOB to conduct inspections of our auditors’ work papers in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may consequently lose confidence in our reported financial information and procedures and the quality of our financial statements.

The SEC’s recent administrative proceedings against five PRC-based accounting firms, including our independent registered public accounting firm, may affect our ability to meet our reporting obligations as a reporting company.

In December 2012, the SEC instituted administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese affiliates of the “big four” accounting firms, including our auditor, and also against BDO China Dahua. The Rule 102(e) proceedings initiated by the SEC related to these firms’ failure to produce documents, including audit work papers, at the request of the SEC pursuant to Section 106 of the SOX, as the auditors located in the PRC are not in a position to lawfully produce documents directly to the SEC due to restrictions under PRC law and specific directives issued by the CSRC. As the administrative proceedings are ongoing, it is impossible to determine their outcome or consequences for us. The issues raised by the proceedings are not specific to our auditor, or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States. However, if the administrative judge were to find in favor of the SEC under the proceeding and depending upon the remedies sought by the SEC, these audit firms could be barred from practicing before the SEC. As a result, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors for their PRC operations, which may result in their delisting. Moreover, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

Risks Related to the ADSs and Class A Common Shares and This Offering

There has been no public market for our common shares or ADSs prior to this offering, and you might not be able to resell the ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our common shares or ADSs. We have applied to have the ADSs listed on the Nasdaq. Our common shares will not be listed or quoted for trading on any exchange. A liquid public market for the ADSs may not develop. The initial public offering price for the ADSs will be determined by negotiations between us and the representatives of the underwriters and may bear no relationship to the market price for the ADSs after the initial public offering. We cannot assure you that an active trading market for the ADSs will develop or that the market price of the ADSs will not decline below the initial public offering price.

The market price for the ADSs may be volatile and may be materially and adversely affected by fluctuations of the U.S. and global securities markets.

The market price for the ADSs may be volatile and subject to wide fluctuations in response to factors including the following:

•	general economic, political or social conditions in China;

•	fluctuations of exchange rates between Renminbi and U.S. dollar or other foreign currencies;

•	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of our centers;

•	addition or departure of our executive officers and key research personnel; and

•	release of lock-up or other transfer restrictions on our outstanding ADSs or common shares or sales of additional ADSs.

In addition, the U.S. and global securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of the ADSs.

As the initial public offering price is substantially higher than our net tangible book value per ADS, you will incur immediate and substantial dilution.

As the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will incur immediate and substantial dilution. You will experience immediate and substantial dilution of approximately US$             per ADS (assuming no exercise of outstanding options to acquire common shares), representing the difference between our pro forma net tangible book value per ADS as of March 31, 2013, after giving effect to this offering and the initial public offering price of US$             per ADS. If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by existing shareholders for their common shares on a per ADS basis. In addition, you will experience further dilution to the extent that our common shares are issued upon the exercise of share options. All of the common shares issuable upon the exercise of currently outstanding share options will be issued at a purchase price on a per ADS basis that is less than the initial public offering price per ADS in this offering. You will also experience dilution if our Class A common shares are issued upon the conversion of our preferred shares at an initial conversion ratio of 1:1 subject to adjustment. See “Dilution” for a more complete description of how the value of your investment in the ADSs will be diluted upon the completion of this offering.

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders and the incurrence of additional indebtedness could increase our debt service obligations.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions that we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or to obtain a credit facility. The sale of additional equity and equity-linked securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We do not currently have any specific plan to raise capital, and our ability to obtain additional financing will be subject to a number of factors, including general market conditions, investor acceptance of our plan of operations and results from our business operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all, particularly in light of the current global economic crisis.

Future sales or issuances, or perceived future sales or issuances, of substantial amounts of our common shares or ADSs could cause the price of the ADSs to decline significantly.

If our existing shareholders sell, or are perceived as intending to sell, substantial amounts of our common shares or ADSs, including those issued upon the exercise of our outstanding share options, following this offering, the market price of the ADSs could fall. Such sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. All ADSs offered in this offering will be eligible for immediate resale in the public market without restrictions. The common shares outstanding after this offering may also be sold in the public market in the future, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as application under Rule 144 under the Securities Act. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the representatives of the underwriters for this offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of the ADSs could decline. Our existing shareholders are not subject to any contractual obligation to maintain their share ownership in us other than the lock-up obligations described above and in more detail in “Underwriting” and will be free to sell their shares in our company after the expiration of the lock-up period, subject to applicable securities law restrictions. See “Shares Eligible for Future Sale” and “Underwriting” for additional information regarding resale restrictions.

Your interest in the ADSs will be diluted as a result of share option grants or other arrangements which require us to issue additional shares.

We granted share options to our employees and advisors in 2004, 2005, 2006, 2007, 2010, 2012 and 2013. As of December 31, 2013, there were 1,484,698 options outstanding, which entitle their holders to purchase a total of 1,484,698 Class A common shares. In February and April, 2013, we established two Share Incentive Plans to help us recruit and retain key employees, directors and consultants by providing incentives through the granting of equity awards. Under those Share Incentive Plans, we may issue equity awards in the form of share options, restricted shares or share appreciation rights. The maximum aggregate number of shares that may be issued pursuant to all awards shall not exceed              Class A common shares, assuming full exercise of all awards that may be granted under the plan. For a description of this plan, see “Management — Share Incentive Plan.” The exercise of options we have granted would result in a reduction in the percentage of ownership of the existing holders of Class A common shares and of ADSs, and therefore could result in a dilution in the earnings per common share and per ADS. You may face difficulties in protecting your interests, and your ability to protect your rights through the United States federal courts may be limited, because we are incorporated under BVI law.

You might not have the same voting rights as the holders of our Class A common shares and might not receive voting materials in time to be able to exercise your right to vote.

Except as described in this prospectus and in the deposit agreement, holders of the ADSs will not be able to exercise voting rights attaching to the shares evidenced by the ADSs on an individual basis. Holders of the ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote the shares underlying your ADSs at a shareholders’ meeting if you do not vote, unless:

•	we have failed to timely provide the depositary with our notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	voting at the meeting is made by a show of hands.

The effect of this discretionary proxy is that you cannot prevent the shares underlying your ADSs from being voted, absent the situations described above, and it may be more difficult for holders of ADSs to influence the management of our company.

Your right as a holder of ADSs to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to the ADS holders in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems necessary in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement.

A holder of the ADSs may only exercise the voting rights with respect to the underlying common shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions of a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying common shares in accordance with these instructions. Under our amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is 10 days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your common shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast, or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your common shares are not voted as you requested.

We will rely on the foreign private issuer exemption from most of the corporate governance requirements under the Nasdaq Stock Market Rules.

As a foreign private issuer whose ADSs are listed on the Nasdaq, we are permitted to follow certain home country corporate governance practices pursuant to exemptions under the Nasdaq Stock Market Rules. A foreign private issuer must disclose in its annual reports filed with the SEC each requirement under the Nasdaq Stock Market Rules with which it does not comply, followed by a description of its applicable home country practice. Our British Virgin Islands home country practices may afford less protection to holders of our ADSs. Upon the completion of this offering, we will follow our home country practices and rely on certain exemptions provided by the Nasdaq Stock Market Rules to a foreign private issuer, including exemption from the requirement that we have a nominating and corporate governance committee and a compensation committee, each of which is composed entirely of independent directors. As a result of our reliance on the corporate governance exemptions available to foreign private issuers, you will not have the same protection afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

Furthermore, because we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. As a result, you may not be provided with the same benefits as a holder of shares of a U.S. issuer.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our common shares and ADSs.

Our new memorandum and articles of association that will become effective upon the completion of this offering contain provisions limiting the ability of others to acquire control of our company or to cause us to enter into change-of-control transactions. These provisions could deprive our shareholders of opportunities to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.

The following provisions in our memorandum and articles of association may have the effect of delaying or preventing a change of control of our company:

•

our board of directors has the authority, without approval by the shareholders, to issue any unissued shares and determine the terms and conditions of such shares, including preferred, deferred or other special rights or restrictions with respect to dividends, voting and return of capital;

•	the shareholders may by ordinary resolution appoint a candidate as director of the board to fill a casual vacancy or as an addition to the existing board;

•

our board of directors or shareholder(s) who hold(s) more than 25% of the voting rights of our company having requisitioned for an extraordinary general meeting at least 21 days previously, have the right to convene an extraordinary general meeting, and the agenda of such meeting will be set by the directors or the shareholder(s) who hold more than 25% of the voting rights of our company who requested such meeting; and

•	the amended and restated articles of association may be amended only by a resolution passed at a shareholders’ meeting by a majority of at least two-thirds of the votes cast.

You may have difficulties in enforcing judgments obtained against us.

We are a BVI company and substantially all of our assets are located outside the United States. Substantially all of our current business and operations are conducted in China. In addition, except for David Ying Zhang, none of our directors and officers are nationals or residents of the United States, and a substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the BVI and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the BVI and China, see “Enforceability of Civil Liabilities.”

Since we are a BVI company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States.

Under the laws of some jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. BVI law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in some U.S. jurisdictions. In addition, the circumstances in which a shareholder of a BVI company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the U.S.

Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under the laws of most U.S. jurisdictions. The directors of a BVI company, subject in certain cases to court approval but without shareholder approval, may implement a reorganization, merger or consolidation, or the sale of any assets, property, part of the business, or securities of the company.

You might not receive distributions on our common shares, or any value for them at all, if it is unlawful or impracticable for us to make them available to you.

The depositary of the ADSs has agreed to pay you the cash dividends or other distributions it or the custodian for the ADSs receives on our common shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our common shares your ADSs represent. However, the depositary is not responsible if it is unlawful or impracticable to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration is required for such distribution. We have no obligation to take any other action to permit the distribution of the ADSs, common shares, rights or anything else to holders of the ADSs. This means that you might not receive the distributions we make on our common shares or any value for them if it is unlawful or impracticable for us to make them available to you.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of ADSs or Class A common shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the average quarterly value of its assets is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, rents, royalties and certain gains.

Based upon the nature of our business and estimates of the valuation of our assets, including goodwill, which is based, in part, on the expected price of the ADSs in the offering, we do not expect to be a PFIC for our current taxable year or in the foreseeable future. However, it is not entirely clear how the contractual arrangements between our wholly-owned subsidiaries, our affiliated PRC entities and the shareholders of our affiliated PRC entities will be treated for purposes of the PFIC rules. Because the treatment of the contractual arrangements is not entirely clear, because we expect to hold following this offering a substantial amount of cash and other passive assets, and because the determination of whether we are a PFIC will depend on the character of our income and assets and the value of our assets from time to time, which may be based in part on the market price of our ADSs, which is likely to fluctuate after this offering, we may be a PFIC for our current taxable year or any future taxable year. If we were a PFIC for any taxable year during which a U.S. person owned an ADS or a Class A common share, or the prior taxable year, certain adverse U.S. federal income tax consequences could apply to the U.S. person. See “Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Industry” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our anticipated growth strategies, including our plan to pursue selective acquisitions or strategic alliances;

•	our future business development, results of operations and financial condition;

•	our ability to maintain and strengthen our position as the leading preventive healthcare service company in China;

•	expected changes in our revenues and certain cost or expense items;

•	competition from other preventive healthcare service providers and our ability to expand our customer base;

•	our ability to expand and diversify our revenue source;

•	trends and competition in the healthcare industry in China;

•	the PRC government policies relating to the preventive healthcare service providers; and

•	general economic and business conditions in China and other countries or regions in which we operate.

This prospectus contains third-party data relating to the healthcare industry in China that includes projections based on a number of assumptions. Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Although we will become a public company after this offering and have ongoing disclosure obligations under United States federal securities laws, we do not intend to update or otherwise revise the forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise.

OUR HISTORY AND CORPORATE STRUCTURE

Our History

In December 2003, we were incorporated in the British Virgin Islands in the name of ShanghaiMed Healthcare, Inc. and our name was changed to iKang Guobin Healthcare Group, Inc. in February 2011. In February 2004, Beijing iKang was incorporated in China as our wholly-owned subsidiary, to commence the operations in health management consulting services in China.

From 2004 to 2006, we acquired or established the following entities to ramp up our preventive healthcare services in China:

•

In September 2004, Mr. Ligang Zhang, our founder, chairman and chief executive officer, and Mr. Wenchang Lu, established Beijing iKang Online Technology Co., Ltd., or iKang Online. Beijing iKang entered into a series of contractual arrangements with iKang Online and its shareholders, through which we gained effective control over the operations of iKang Online.

•	In December 2004, we established Shanghai iKang Co., Ltd., or Shanghai iKang and currently hold a 100% equity interest in Shanghai iKang.

•

In February 2005, Mr. Ligang Zhang and Mr. Wenchang Lu acquired a 100% equity interest in Beijing iKang Guobin Health Technology Co., Ltd. (formerly known as Beijing Renbang Huide Technology Development Co., Ltd.), or iKang Technology. Beijing iKang entered into a series of contractual arrangements with iKang Technology and its shareholders, through which we gained effective control over the operations of iKang Technology.

•

In April 2006, our company and Wisdom Power International Limited established iKang Zhejiang, Inc., or iKang Zhejiang BVI, in the British Virgin Islands, in which we currently hold a 72.58% equity interest. In July 2006, iKang Zhejiang BVI incorporated a wholly-owned subsidiary, Zhejiang iKang, in China.

•

In October 2006, our company and Mr. Ligang Zhang acquired a 100% equity interest in Bayley & Jackson (China) Medical Services Limited, an entity incorporated in Hong Kong. As a result of this transaction, we eventually acquired a 100% equity interest in Beijing Bayley & Jackson Clinic Ltd., or iKang Beijing Ritan.

•

In July 2006, Mr. Ligang Zhang and Mr. Yongjin Wang, our former employee, acquired a 100% equity interest in Shenzhen iKang Co., Ltd. (formerly known as Shenzhen New Health Technology Development Co., Ltd.), or Shenzhen iKang.

•

In December 2006, Mr. Ligang Zhang acquired a 100% equity interest in Yalong Daoyi. Beijing iKang entered into a series of contractual arrangements with Yalong Daoyi and its shareholder, through which we gained effective control over the operations of Yalong Daoyi.

In April 2007, Beijing iKang entered into a series of agreements with the shareholders of Shanghai iKang Guobin Holding Co., Ltd. (formerly known as Shanghai iKang Guobin Group Co., Ltd. and Shanghai Guobin Medical Holding Co., Ltd.), or iKang Holding, in connection with a business combination. As a result of this transaction, we acquired a 65% equity interest in Shanghai Guobin Medical Center Co., Ltd., 60% equity interest in Shanghai Wangzu Guobin Medical Center Co., Ltd., 100% equity interest in Shanghai iKang Guobin Mingmen Clinic Co., Ltd. and 100% equity interest in Guangzhou iKang Guobin Health Checkup Co., Ltd. In 2007 and 2008, Beijing iKang entered into a series of contractual arrangements with iKang Holding and iKang Holding’s shareholders through which Beijing iKang gained effective control over the operations of iKang Holding.

From March 2008 to June 2010, Mr. Ligang Zhang, Mr. Wenchang Lu and Mr. Yongjin Wang transferred their respective equity interests in iKang Online, iKang Technology, Shenzhen iKang and Yalong Daoyi to iKang Holding. Thereafter, we started to provide integrated preventive healthcare services through iKang Holding, its affiliated PRC entity, and iKang Holding’s subsidiaries.

Since our acquisition of iKang Holding in 2007, in an effort to further expand our geographic coverage in China, iKang Holding and its subsidiaries have acquired or established the following entities:

•

In September 2007, Shenzhen iKang acquired a 55.67% equity interest in Shenzhen iKang Guobin Hospital Management Co., Ltd. (formerly known as Shenzhen Zelu Hospital Management Co., Ltd.), or Shenzhen Hospital Management, which currently owns a 100% equity interest in Shenzhen Puji Clinic, or iKang Shenzhen Nanshan. In September 2011, Shenzhen iKang acquired an additional 10% equity interest in Shenzhen Hospital Management and currently holds a 65.67% equity in Shenzhen Hospital Management.

•

In December 2007, iKang Holding established Chengdu iKang Guobin Blue Coast Health Management Co., Ltd., or Chengdu Blue Coast, and held a 60% equity interest in it. In May 2008, iKang Holding further acquired the remaining 40% equity interest in Chengdu Blue Coast.

•

From December 2007 to May 2010, through a series of transactions, iKang Online acquired a 100% equity interest in Beijing iKang Guobin Lidu Clinic Co., Ltd. (formerly known as Beijing Bodywork Clinic Co., Ltd.), or iKang Beijing Lidu.

•

In January 2008, iKang Holding acquired a 60% equity interest in Nanjing Joycome Clinic Co., Ltd., or iKang Nanjing Xinjiekou. In September 2008, iKang Holding became the sole shareholder of iKang Nanjing Xinjiekou.

•	In March 2008, Shenzhen iKang acquired a 100% equity interest in Shenzhen iKang Guobin Clinic (formerly known as Shenzhen Shenyuan Clinic), or iKang Shenzhen Luohu.

•

In September 2008, iKang Online established Beijing iKang Guobin Jianwai Clinic Co., Ltd. (formerly known as Beijing Aibin Clinic Co., Ltd.), or iKang Beijing Jianguomen, and currently holds a 100% equity interest in it.

•

In September 2008, iKang Online established Beijing iKang Guobin Zhongguan Clinic Co., Ltd. (formerly known as Beijing Kangbin Clinic Co., Ltd.), or iKang Beijing Zhongguancun, and currently holds a 100% equity interest in it.

•

In December 2008, iKang Holding established Shanghai iKang Guobin Renren Clinic Co., Ltd. (formerly known as Shanghai Renren Guobin Clinic Co., Ltd.), or iKang Shanghai Yangpu, and currently holds a 100% equity interest in it.

•

In December 2008, iKang Online acquired a 100% equity interest in Beijing iKang Guobin Zhengqingyuan Clinic Co., Ltd. (formerly known as Beijing Zhengqingyuan Clinic Co., Ltd.), or iKang Beijing Kunming Lake, and iKang Guobin Jiuxianqiao Clinic Co., Ltd. (formerly known as Beijing Zhengqingyuan Dongrun Clinic Co., Ltd.), or iKang Beijing Yansha East, respectively.

•

In January 2009, Chengdu Blue Coast established Chengdu iKang Guobin Health Examination Hospital Co., Ltd. (formerly known as iKang Guobin Blue Coast Clinic Co., Ltd.), or iKang Chengdu Waishuangnan, and transferred its 100% equity interest to iKang Holding in December 2009.

•

In January 2010, iKang Holding acquired a 83% equity interest in Shanghai iKang Guobin Blue Cross Clinic Co., Ltd. (formerly known as Shanghai Blue Cross Taolin Clinic Co., Ltd.), or iKang Shanghai Lujiazui. In June 2013, iKang Holding became the sole shareholder of iKang Shanghai Lujiazui.

•	In February 2010, iKang Holding acquired a 71.15% equity interest in Shanghai Wenzhong. Shanghai Wenzhong’s business license has been revoked.

•	In August 2010, iKang Online established Beijing iKang Guobin Clinic Co., Ltd., or iKang Beijing Xuanwumen, and currently holds a 100% equity interest in it.

•

In January 2011, iKang Holding acquired a 100% equity interest in Nanjing Zhongnan Clinic Co., Ltd. (which was renamed Nanjing iKang Guobin Clinic Co., Ltd.), or iKang Nanjing Gulou, and transferred its 60% equity in iKang Nanjing Gulou to iKang Nanjing Xinjiekou in May 2011.

•	In January 2011, Shenzhen iKang acquired the assets and operations of Shenzhen Xinglin Clinic, or iKang Shenzhen Futian.

•	In April 2011, iKang Holding established Fujian iKang Guobin Health Management Co., Ltd., or Fujian iKang, and it currently holds a 71.43% equity interest in it.

•

In August 2011, iKang Holding acquired a 35% equity interest in Shanghai Guobin Medical Center Co., Ltd., or iKang Shanghai Xikang Road, from Mr. Boquan He, a director of our company, and currently holds a 100% equity interest in iKang Shanghai Xikang Road.

•	In November 2011, Fujian iKang established Fuzhou Gulou iKang Guobin General Clinic Co., Ltd.

•	In January 2012, iKang Holding established Shanghai Fukang Clinic Co., Ltd. which was renamed Shanghai iKang Guobin Fukang Clinic Co., Ltd., or iKang Shanghai Yan’an West Road, in January 2013.

•

In January 2012, iKang Holding and iKang Online jointly established Beijing iKang Guobin Xinei Clinic Co., Ltd., or iKang Beijing Xinei, in which iKang Holding and iKang Online each holds 10% and 90% equity interest, respectively.

•	In January 2012, iKang Holding acquired a 100% equity interest in Shanghai Yipin Clinic Co., Ltd., or iKang Shanghai Jing’an.

•	In January 2012, iKang Holding acquired a 100% equity interest in Shanghai Zhonghuan Yipin Clinic Co., Ltd., or iKang Shanghai Zhonghuan.

•	In May 2012, iKang Holding established Shanghai Zhongxin Clinic Co., Ltd. which was renamed Shanghai iKang Guobin Waizhitan Clinic Co., Ltd., or iKang Shanghai Yan’an East Road.

•	In August 2012, iKang Holding acquired a 100% equity interest in Shanghai Jianwei Clinic Co., Ltd., or iKang Shanghai Jianwei.

•

In September 2012, iKang Holding and Yalong Daoyi jointly established Hangzhou iKang Guobin Wenhui Medical Clinic Co., Ltd, or iKang Hangzhou Wenhui, in which iKang Holding and Yalong Daoyi each holds 90% and 10% equity interest, respectively.

•

In October 2012, iKang Holding and iKang Online jointly established Tianjin Heping District Aibin Clinic Co., Ltd., or iKang Tianjin Heping, in which iKang Holding and iKang Online each holds 10% and 90% equity interest, respectively.

•

In November 2012, iKang Holding acquired Nanguan District Jiachang General Clinic, or Jiachang Clinic, and Jilin Province Jiachang Health Check Research Institute, and converted Jiachang Clinic into a limited liability company named Changchun iKang Guobin Jiachang General Clinic Co., Ltd., or iKang Changchun, in which iKang Holding and iKang Online each holds 90% and 10% equity interst, repectively.

•

In November 2012, iKang Holding and iKang Online jointly established Suzhou Aibin Clinic Co., Ltd., or iKang Suzhou, in which iKang Holding and iKang Online each holds 90% and 10% equity interest, respectively.

•

In December 2012, iKang Holding and iKang Online jointly established Chongqing Aibin Clinic Co., Ltd., or iKang Chongqing, in which iKang Holding and iKang Online each holds 90% and 10% equity interest, respectively.

•

In December 2012, iKang Holding and iKang Online jointly established Chengdu Jinjiang iKang Guobin Hongzhaobi Health Examination General Clinic Co., Ltd., or iKang Chengdu Jinjiang, in which iKang Holding and iKang Online each holds 90% and 10% equity interest, respectively.

•

In December 2012, iKang Holding and iKang Online jointly acquired Guangzhou Wokang Medical Clinic, or iKang Guangzhou Wokang, and converted it into a limited partnership in which iKang Holding and iKang Online each holds 1% and 99% equity interest, respectively.

•	In March 2013, iKang Holding acquired 100% equity interest in Shenzhen Kefa Clinic, or iKang Shenzhen Kefa.

•

In September 2013, iKang Holding and Shanghai Puya Investment Management Co., Ltd. jointly established Shanghai iKang Jianwei Health Management Co., Ltd., in which iKang Holding and Shanghai Puya Investment Management Co., Ltd. each holds 65% and 35% equity interest, respectively.

•	In September 2013, iKang Holding acquired 100% equity interest in both Nanjing Aoyang TCM Clinic Co., Ltd., or iKang Nanjing Aoyang, and Nanjing Aoyang Shunkang Health Information Consutancy Co., Ltd.

•

In November 2013, iKang Holding and iKang Online jointly established Beijing iKang Jun’an Clinic Co., Ltd. or iKang Beijing Jun’an, in which iKang Holding and iKang Online each holds 10% and 90% equity interest, respectively.

•

In December 2013, iKang Holding and iKang Online jointly established Beijing iKang Guobin Yayun Clinic Co., Ltd. or iKang Beijing Yayun, in which iKang Holding and iKang Online each holds 10% and 90% equity interest, respectively.

•	In December 2013, iKang Holding established Jiangyin iKang Guobin Clinic Co., Ltd. or iKang Jiangyin, in which iKang Holding holds 100% equity interest.

•	In December 2013, iKang Holding acquired Zhejiang Huzhou Ailikang Investment Management Co. Ltd., which holds 100% equity interest in Hangzhou Aibo Huagang Clinic Co. Ltd., or Hangzhou Aibo.

iKang Holding and its subsidiaries have completed the PRC approvals and registrations required for the establishment or acquisitions of such medical centers.

In September 2010, iKang Holding and Yalong Daoyi established iKang Hangzhou Xixi, with a 80% and 20% equity interest, respectively. In January 2011, Zhejiang iKang entered into a series of contractual arrangements with iKang Hangzhou Xixi and the shareholders of iKang Hangzhou Xixi, iKang Holding and Yalong Daoyi, through which Zhejiang iKang gained effective control over the operations of iKang Hangzhou Xixi.

In July 2013, our company acquired a 100% equity interest in Yuanhua WFOE, which entered into a series of contractual arrangements with Yuanhua Information and Yuanhua Information’s shareholders through which Yuanhua WFOE gained effective control over the operations of Yuanhua Information. Yuanhua Information and Shanghai Yuanhua Clinic Co., Ltd., a subsidiary of Yuanhua Information, provide medical examination related services in China. Over the years Yuanhua WFOE has cultivated a brand name as a high end medical service provider and a loyal and stable client base. After the acquisition, while Yuanhua WFOE will leverage iKang’s operational platform and resources, it is continuing to operate under its own brand and management.

In April 2013, Mr. Jingfeng Pan and Mr. Rui Ma established Beijing Jiandatong, holding a 80% and 20% equity interest, respectively. In December 2013, Mr. Jinfeng Pan transferred the 80% equity interest in Beijing Jiandatong to Mr. Haiqing Hu. In December 2013, Beijing iKang entered into a series of contractual arrangements with Beijing Jiandatong and Mr. Haiqing Hu through which Beijing iKang gained effective control over the operations of Beijing Jiandatong.

Our Corporate Structure

Foreign ownership of healthcare and Internet-based businesses in China is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates these industries through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership in PRC companies that operate healthcare and Internet-based businesses. Specifically, foreign investment in Internet-based businesses is categorized as “restricted” and foreign investors are not allowed to own more than a 50% equity interest in an entity conducting an Internet-based business pursuant to the Administrative Rules for Foreign Investment in Telecommunication Enterprises. Also, foreign investment in the healthcare industry was categorized as “restricted” and foreign investors were not allowed to own more than a 70% equity interest in an entity conducting a healthcare-based business pursuant to the Interim Measures for Administration of Sino-foreign Joint Venture and Cooperative Medical Institutions which took effect in July 2000. In addition, the Interim Measures for Administration of Sino-foreign Joint Venture and Cooperative Medical Institutions also set certain qualifications requirements for foreign investors, such as requiring such investors’ possession of and investment and operation experience in the medical sector. Although a December 2011 amendment to the Catalog of Industries for Guiding Foreign Investment recategorized foreign investment in the healthcare sector from “restricted” to “permitted” and various other subsequent regulations and rules state that restrictions on foreign investment in the healthcare sector should be lifted, restrictions on foreign investment in the healthcare sector still exist in practice, and the amendments have not been implemented at the provincial or municipal level in many cases and therefore many local governments continue to follow the previous rules and impose a 70% foreign ownership limit and foreign investor qualification requirements when approving and registering medical institutions. As a result, as of the date of this prospectus, iKang Guobin Healthcare Group, Inc.’s investments in its operating companies in the healthcare sector continue to be made in accordance with the previous rules governing foreign investment in the healthcare industry. See “Regulation — Regulations Relating to Foreign Investment in the Value-Added Telecommunications Industry,” and “Regulation — Regulations Relating to Foreign Investment in Our Industry.”

To comply with PRC laws and regulations, we conduct our operations in China mainly through a series of contractual arrangements entered into (i) among Beijing iKang, iKang Holding and iKang Holding’s shareholders, (ii) among Zhejiang iKang, iKang Hangzhou Xixi and iKang Hangzhou Xixi’s shareholders, (iii) among Yuanhua WFOE, Yuanhua Information and Yuanhua Information’s shareholders, and (iv) among Beijing iKang, Beijing Jiandatong and Mr. Haiqing Hu, one of Beijing Jiandatong’s shareholders who holds a 80% equity interest in Beijing Jiandatong including exclusive business cooperation agreements, share pledge agreements, exclusive call option agreements and powers of attorney, through which Beijing iKang, Zhejiang iKang and Yuanhua WFOE exercise effective control over the operations of iKang Holding, iKang Hangzhou Xixi, Yuanhua Information, Beijing Jiandatong and their subsidiaries, respectively, and receive economic benefits generated from shareholders’ equity interests in these entities.

The affiliated PRC entities contributed an aggregate of 83.9%, 86.0%, 84.8% and 89.9% of our consolidated net revenues for the years ended March 31, 2011, 2012 and 2013 and for the six months ended September 30, 2013, respectively. Our operations not conducted through contractual arrangements with the affiliated PRC entities primarily consist of high-end health examination services and outpatient services to non-PRC citizens. As of March 31, 2012 and 2013 and September 30, 2013, the affiliated PRC entities accounted for an aggregate of 82.1%, 55.1% and 66.2%, respectively, of our consolidated total assets, and 83.6%, 77.9% and 87.8%, respectively, of our consolidated total liabilities. The assets not associated with the affiliated PRC entities primarily consist of cash and cash equivalents, account receivable and prepaid expenses and other current assets.

The following diagram illustrates our corporate structure immediately prior to this offering.

Yuanhua Healthcare Limited (Hong Kong)
100%
iKang Guobin Healthcare Group, Inc. (BVI)
Bayley & Jackson (China) Medical Services Limited (Hong Kong)
100%
72.58%
iKang Zhejiang, Inc. (BVI)
Offshore
Onshore
100%
100%
100%
100%
Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd.
Shanghai iKang Co., Ltd.
ShanghaiMed iKang, Inc.
iKang Health Management (Zhejiang) Co., Ltd.
(3)
(1)
(4)
Beijing iKang Online Technology Co., Ltd.
Shanghai iKang Guobin Holding Co., Ltd.
Jiandatong Health Technology (Beijing) Co., Ltd.
Yuanhua Information Technology Co., Ltd.
100%
Shanghai Yuanhua Clinic Co., Ltd.
70%
Shenzhen iKang Co., Ltd.
Beijing Bayley & Jackson Clinic Co., Ltd.
30%
Shanghai Guobin Medical Center Co., Ltd.
100%
100%
Shenzhen iKang Guobin Hospital Management Co., Ltd.
65.67%
Beijing iKang Guobin Lidu Clinic Co., Ltd.
100%
Shanghai iKang Guobin Mingmen Clinic Co., Ltd.
100%
100%
Shenzhen Puji Clinic
Beijing iKang Guobin Jianwai Clinic Co., Ltd.
100%
Shanghai iKang Guobin Renren Clinic Co., Ltd.
100%
Shenzhen iKang Guobin Clinic
100%
Beijing iKang Guobin Zhongguan Clinic Co., Ltd.
100%
Shanghai iKang Guobin Blue Cross Clinic Co., Ltd.
100%
(2)
Beijing iKang Guobin Jiuxianqiao Clinic Co., Ltd.
100%
Shanghai Yipin Clinic Co., Ltd.
100%
Shenzhen Xinglin Clinic
100%
Beijing iKang Guobin Zhengqingyuan Clinic Co., Ltd.
100%
Shanghai Zhonghuan Yipin Clinic Co., Ltd.
100%
Shenzhen Kefu Clinic
100%
Beijing iKang Guobin Clinic Co., Ltd.
100%
Shanghai iKang Guobin Fukang Clinic Co., Ltd.
100%
71.43%
Fujian iKang Guobin Health Management Co., Ltd.
100%
Fuzhou Gulou iKang Guobin General Clinic Co., Ltd.
Beijing iKang Guobin Xinei Clinic Co., Ltd.
90%
10%
Shanghai iKang Guobin Waizhitan Clinic Co., Ltd.
100%
40%
Nanjing iKang Guobin Clinic Co., Ltd.
60%
Guangzhou iKang Guobin Health Checkup Co., Ltd.
10%
90%
Shanghai Jianwei Clinic Co., Ltd.
100%
100%
Nanjing Joycome Clinic Co., Ltd.
100%
Suzhou Aibin Clinic Co., Ltd.
10%
90%
Beijing iKang Guobin Health Technology Co., Ltd.
100%
100%
Nanjing Aoyang TCM Clinic Co., Ltd.
Chengdu Jinjiang iKang Guobin Hongzhaobin Health Examination General Clinic Co., Ltd.
10%
90%
Chengdu iKang Guobin Blue Coast Health Management Co., Ltd.
100%
100%
Nanjing Aoyang Shunkang Health Information Consultancy Co., Ltd.
Shanghai Yalong Daoyi Services Co., Ltd.
Direct ownership
Contractual arrangement
Tianjin Heping District Aibin Clinic Co., Ltd.
90%
10%
Shanghai Wangzu Guobin Medical Center Co., Ltd.
70%
100%
Chengdu iKang Guobin Health Examination Hospital Co., Ltd.
Chongqing Aibin Clinic Co., Ltd.
10%
90%
Shanghai iKang Jianwei Health Management Co., Ltd.
Guangzhou Wokang Medical Clinic
99%
1%
71.15%
Shanghai
Clinic Co., Ltd.(5)
90%
Hangzhou iKang Guobin Wenhui Medical Clinic Co., Ltd.
10%
Changchun iKang Guobin Jiachang General Clinic Co., Ltd.
10%
90%
Jiangyin iKang Guobin Clinic Co., Ltd.
100%
80%
Hangzhou iKang Guobin Clinic Co., Ltd.
20%
Beijing iKang Jun'an Clinic Co., Ltd.
90%
10%
Zhejiang Huzhou Ailikang Investment Management Co., Ltd.
100%
100%
Beijing iKang Guobin Yayun Clinic Co., Ltd.
90%
10%
Hangzhou Aibo Huaguang Clinic Co., Ltd.
100%
100%

(1)	Shanghai iKang Guobin Holding Co., Ltd., or iKang Holding, is our consolidated affiliated entity established in China, and each of Mr. Ligang Zhang and Mr. Boquan He holds 50% of the equity interest in iKang Holding. Mr. Ligang Zhang and Mr. Boquan He are directors of our company.
(2)	Hangzhou iKang Guobin Clinic Co., Ltd., or iKang Hangzhou Xixi, is our consolidated affiliated entity established in China, and iKang Holding and Yalong Daoyi hold 80% and 20% of the equity interest in iKang Hangzhou Xixi, respectively.
(3)	Yuanhua Information Technology Co., Ltd., or Yuanhua Information, is our consolidated affiliated entity established in China, and Mr. Haiqing Hu and Mr. Lei Zhao hold 80% and 20% of the equity interest in Yuanhua Information, respectively.
(4)	Jiandatong Health Technology (Beijing) Co., Ltd., or Beijing Jiandatong, is our consolidated affiliated entity established in China, and Mr. Haiqing Hu and Mr. Rui Ma hold 80% and 20% of the equity interest in Beijing Jiandatong, respectively.
(5)	Shanghai Wenzhong Clinic Co., Ltd.’s two subsidiaries, Shanghai Wen-chao Manage Co., Ltd. and Shanghai Guoda Wenzhong Medical Co., Ltd., are in the process of being liquidated.

The following is a summary of the key agreements currently in effect among our PRC subsidiaries (Beijing iKang, Zhejiang iKang and Yuanhua WFOE), our affiliated PRC entities (iKang Holding, iKang Hangzhou Xixi, Yuanhua Information and Beijing Jiandatong) and the respective shareholders of our affiliated PRC entities that transfer the economic benefits of our affiliated PRC entities to us:

•

Exclusive Business Cooperation Agreement. Each of our PRC subsidiaries referred to above has entered into an exclusive business cooperation agreement with the relevant affiliated PRC entity. Under each agreement, the affiliated PRC entity agrees to engage the PRC subsidiary as its exclusive provider of technology and consulting services in connection with investments in healthcare, medicine and medical equipment. Each of iKang Holding, iKang Hangzhou Xixi and Yuanhua Information will pay to the PRC subsidiary service and consulting fees determined by Beijing iKang, Zhejiang iKang and Yuanhua WFOE, respectively, up to the entire net profit of the relevant affiliated PRC entity. Beijing Jiandatong will pay to Beijing iKang service and consulting fees determined by Beijing iKang, up to the 80% of Beijing Jiandatong’s net profit. The remaining 20% of Beijing Jiandatong’s net profit is obligated to Mr. Rui Ma, the other shareholder of Beijing Jiandatong who is not a person designated by us. Our PRC subsidiary will exclusively own any intellectual property arising from the performance of the agreement. Each agreement is for a term of 10 years. The agreement between Beijing iKang and iKang Holding will expire on April 26, 2017, the agreement between Zhejiang iKang and iKang Hangzhou Xixi will expire on January 11, 2021, the agreement between Yuanhua WFOE and Yuanhua Information will expire on July 24, 2023, and the agreement between Beijing iKang and Beijing Jiandatong will expire on December 29, 2023, and all are renewable upon the relevant PRC subsidiary’s request. Our PRC subsidiary may terminate the agreement at any time by providing 30 days advance written notice to the affiliated PRC entity. The affiliated PRC entity may not terminate the agreement.

•

Share Pledge Agreement. The shareholders of each of iKang Holding, iKang Hangzhou Xixi and Yuanhua Information entered into a share pledge agreement with the relevant PRC subsidiary. Mr. Haiqing Hu, one of Beijing Jiandatong’s shareholders who holds a 80% equity interest in Beijing Jiandatong, entered into a share pledge agreement with Beijing iKang and Beijing Jiandatong. The remaining 20% equity interest in Beijing Jiandatong is held by Mr. Rui Ma, who is not a shareholder designated by us, and is therefore not pledged for the benefit of Beijing iKang. Under the share pledge agreement, the shareholders, who entered into the share pledge agreements have pledged all of their equity interests in the affiliated PRC entity to the relevant PRC subsidiary as collateral for all of the affiliated PRC entity’s payments due to the PRC subsidiary and to secure performance of all obligations of the affiliated PRC entity and its shareholders under the above exclusive business cooperation agreement. The pledge shall remain effective until all obligations secured under such pledge have been fully performed. The dividend or profit distribution that the affiliated PRC entity declares or makes during the term of the pledge shall be directly paid to the PRC subsidiary. Without the PRC subsidiary’s prior written consent, neither shareholder, who entered into the share pledge agreements may transfer any equity interests in the respective affiliated PRC entities. If any event of default as provided for therein occurs, including non-payment under the exclusive business cooperation agreement the PRC subsidiary, as the pledgee, will be entitled to require the shareholders, who entered into the share pledge agreements of the affiliated PRC entity, who entered into the share pledge agreements to dispose of the pledged equity interests.

•

Power of Attorney. Each shareholder of iKang Holding, iKang Hangzhou Xixi and Yuanhua Information and Mr. Haiqing Hu, who holds a 80% equity interest in Beijing Jiandatong executed an irrevocable power of attorney to appoint the PRC subsidiary as his or its attorney-in-fact to act on his or its behalf on all matters pertaining to the affiliated PRC entity and to exercise all of his or its rights as a shareholder of the affiliated PRC entity, including the right to attend shareholders meetings, to exercise voting rights, to receive any dividend and profit distribution to shareholders and to appoint directors, a general manager and other senior management of the affiliated PRC entity. The power of attorney is irrevocable and continually valid as long as the principal is the shareholder of the affiliated PRC entity.

•

Exclusive Call Option Agreement. Each of iKang Holding, iKang Hangzhou Xixi and Yuanhua Information and their shareholders, as well as Beijing Jiandatong and Mr. Haiqing Hu, entered into an exclusive call option agreement with the relevant PRC subsidiary. Pursuant to the agreement, the PRC subsidiary and any third party designated by it have the exclusive right to purchase from the shareholders of the affiliated PRC entity all or any part of their equity interests in the affiliated PRC entity at a purchase price equal to the lowest price permissible by the then-applicable PRC laws and regulations. The shareholders of the affiliated PRC entity shall immediately transfer the purchase price they receive from the PRC subsidiary to the affiliated PRC entity when the PRC subsidiary exercises the call option. Moreover, neither the affiliated PRC entity nor its shareholders may take actions that could materially affect the affiliated PRC entity’s assets, liabilities, operation, equity and other legal rights without the prior written approval of the PRC subsidiary, including, without limitation, sale, assignment, mortgage or disposition of, or encumbrances on, the affiliated PRC entity’s assets, business or revenues; creation, assumption, guarantee or incurrence of any indebtedness except those incurred not in a form of borrowing during the ordinary business; merger or consolidation; acquisition of and investment in any third-party entities; entering into other material contracts and declaration and distribution of dividend and profit. Each agreement is for an initial term of 10 years. The agreement among Beijing iKang, iKang Holding and iKang Holding’s shareholders will expire on March 16, 2018, the agreement among Zhejiang iKang, iKang Hangzhou Xixi and iKang Hangzhou Xixi’s shareholders will expire on January 11, 2021, the agreement among Yuanhua WFOE, Yuanhua Information and Yuanhua Information’s shareholders will expire on July 24, 2023, and the agreement among Beijing iKang, Beijing Jiandatong and Mr. Haiqing Hu will expire on December 29, 2023. All these agreements are renewable upon the relevant PRC subsidiary’s request.

•

Spousal Consent Letters. Spouses of Mr. Ligang Zhang and Mr. Boquan He, the shareholders of iKang Holding, executed spousal consent letters, acknowledging that a certain percentage of the equity interest in the affiliated PRC entities held by their spouses will be disposed of pursuant to the above contractual arrangements and waiving their rights and benefits over such equity interests as spouses of shareholders of iKang Holding.

As a result of these contractual arrangements and various operational agreements, we are considered the primary beneficiary of our affiliated PRC entities and their respective subsidiaries, and accordingly, we consolidate the results of operations of our affiliated PRC entities and their respective subsidiaries in our financial statements.

In the opinion of our PRC legal counsel, King & Wood Mallesons Lawyers, the ownership structure and the contractual arrangements described above are not in violation of current PRC laws, rules and regulations and each contract under the contractual arrangements is valid, binding and enforceable under current PRC laws. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations; accordingly, PRC regulatory authorities may ultimately take a view that is contrary to the opinion of King & Wood Mallesons Lawyers. See “Risk Factors — Risks Related to Our Corporate Structure.”

USE OF PROCEEDS

Based upon an assumed initial offering price of US$             per ADS (the mid-point of the estimated initial public offering price range shown on the front cover of this prospectus), we estimate that we will receive net proceeds from this offering of approximately US$             million after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase additional ADSs, we will receive approximately US$             million. A US$1.00 increase (decrease) in the assumed initial offering price would increase (decrease) the net proceeds to us from this offering by US$             million after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

We intend to use the net proceeds we receive from this offering primarily for the following purposes:

•	approximately US$ million to finance potential strategic acquisitions and construction of new medical centers in China;

•	approximately US$ million to finance potential strategic acquisitions and construction of dental clinics in China;

•	approximately US$ million to upgrade our information technology systems; and

•	approximately US$ million to fund working capital as well as for other general corporate purposes.

In using the proceeds of this offering, as an offshore holding company, under PRC laws and regulations, we are permitted to provide funding to our PRC subsidiaries only through loans or capital contributions. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital. We intend to invest the proceeds of this offering into our PRC subsidiaries and thereafter convert such proceeds into Renminbi promptly upon completion of relevant PRC government registration or receipt of the relevant approval. If we provide funding to our PRC subsidiaries through capital contributions or loans, we will need to increase our PRC subsidiaries’ approved registered capital and total investment amount, which requires approval from the MOFCOM or its local branches. This approval process typically takes 30 to 90 days, and sometimes longer, from the time the MOFCOM or its local branches receive all the required application documents. If we provide funding to a PRC subsidiary through loans, we will also need to register such loans with SAFE or its local branches, which usually requires no more than 20 working days from the date of receipt of all the required application documents by SAFE or its local branches. We cannot assure you that we will be able to complete these government registrations or obtain the relevant approvals on a timely basis, if at all. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using our net proceeds from this offering to make loans or additional capital contributions to our PRC operating subsidiaries.”

Pending use of the net proceeds, we intend to invest our net proceeds in short-term, interest-bearing debt instruments or bank deposits.

The foregoing represents our current intentions with respect of the use and allocation of the net proceeds to us from this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds of this offering. The occurrence of unforeseen events or changed business conditions may result in application of our proceeds from this offering in a manner other than as described in this prospectus.

DIVIDEND POLICY

We have never declared or paid dividends on our common shares, and we do not have any plan to declare or pay any dividends on our common shares in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the BVI. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Regulation — Regulations Relating to Dividend Distribution” and “Risk Factors—Risks Related to Doing Business in China — Our holding company structure may restrict our ability to receive dividends or other payments from our PRC subsidiaries and our affiliated PRC entities, which could restrict our ability to act in response to changing market conditions and to satisfy our liquidity requirements.”

Our board of directors has complete discretion in deciding whether to distribute dividends. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

If we pay any dividends, our ADS holders will be entitled to such dividends to the same extent as holders of our Class A common shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our Class A common shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our total capitalization as of September 30, 2013:

•	on an actual basis;

•	on a pro forma basis to reflect the conversion of all outstanding preferred shares and of Class B common shares into Class A common shares on a one-for-one basis;

•

on a pro forma as-adjusted basis to reflect the above and the issuance and sale of              Class A common shares in the form of ADSs by us in this offering, assuming an initial public offering price of US$             per ADS, the mid-point of the estimated range of the initial public offering price, after deducting estimated underwriting discounts and commissions and offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs.

The pro forma as adjusted information below is illustrative only and our capitalization following the closing of this offering is subject to adjustment based on the initial public offering price of our ADSs and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2013
	Actual	Pro forma	Pro forma as Adjusted
	US$	US$	US$
	(in thousands)
Convertible redeemable participating preferred shares
Series A convertible redeemable participating preferred shares ($0.01 par value; 1,391,044 shares authorized, 1,094,668 issued and outstanding)	6,496	—	—
Series B convertible redeemable participating preferred shares ($0.01 par value; 1,059,735 shares authorized, 686,368 issued and outstanding)	6,512	—	—
Series C-1 convertible redeemable participating preferred shares ($0.01 par value; 794,250 shares authorized, 794,250 issued and outstanding)	5,700	—	—
Series C-2 convertible redeemable participating preferred shares ($0.01 par value; 252,572 shares authorized, 126,286 issued and outstanding)	1,709	—	—
Series C-3 convertible redeemable participating preferred shares ($0.01 par value; 1,024,318 shares authorized, 1,024,318 issued and outstanding)	4,157	—	—
Series D-1 convertible redeemable participating preferred shares ($0.01 par value; 3,655,151 shares authorized, 3,538,864 issued and outstanding)	30,176	—	—
Series D-2 convertible redeemable participating preferred shares ($0.01 par value; 2,436,769 shares authorized, 2,307,536 issued and outstanding)	12,356	—	—
Series E convertible redeemable participating preferred shares ($0.01 par value; 4,289,457 shares authorized, 4,289,457 issued and outstanding)	54,098	—	—
Series F convertible redeemable participating preferred shares ($0.01 par value; 7,500,000 shares authorized, 6,608,196 issued and outstanding)	132,408	—	—
Total convertible redeemable participating preferred shares	253,612	—	—
Equity:
Class A common shares, par value $0.01 per share, 36,026,704 shares authorized; 4,911,245 shares issued and outstanding as of the date of this prospectus; shares issued and outstanding on a pro forma basis; shares issued and outstanding on a pro forma as-adjusted basis	49
Class B common shares, par value $0.01 per share, 1,570,000 shares authorized, issued and outstanding as of the date of this prospectus	16
Additional paid-in capital(1)	4,157
Statutory reserve	2,267
Accumulated deficit	(133,720)
Accumulated other comprehensive income	5,152

Total iKang Guobin Healthcare Group, Inc. shareholders’ equity (deficit)	(122,079)

Non-controlling interest	1,410

Total mezzanine equity and equity (deficit)	132,943

Total	132,943

(1)	A US$1.00 increase (decrease) in the assumed initial public offering price of $ per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$ million on an as adjusted basis, after deducting the estimated underwriting discounts and commissions, estimated offering expenses and placement fee payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per Class A common share is substantially in excess of the book value per Class A common share attributable to the existing shareholders for our presently outstanding Class A common shares and holders of our preferred shares which will automatically convert into our common shares upon the completion of this offering.

Our net tangible book value as of September 30, 2013 was approximately $             million, or $             per Class A common share as of that date, and $             per ADS. Net tangible book value represents the amount of our total consolidated assets, less the amount of our intangible assets, goodwill, total consolidated liabilities and preferred shares. Dilution is determined by subtracting net tangible book value per Class A common share, after giving effect to (1) the automatic conversion of all of our outstanding preferred shares into Class A common shares immediately upon the completion of this offering and (2) the issuance and sale by us of              Class A common shares in the form of ADSs in this offering at an assumed initial public offering price of $             per ADS (the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus) after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after September 30, 2013, other than to give effect to (1) the automatic conversion of all of our outstanding preferred shares into Class A common shares immediately upon the completion of this offering and (2) the issuance and sale by us of              Class A common shares in the form of ADSs in this offering at an assumed initial public offering price of $             per ADS (the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus) after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2013 would have been $             million, or $             per outstanding Class A common share and $             per ADS. This represents an immediate increase in net tangible book value of $             per Class A common share and $            per ADS to the existing shareholders and an immediate dilution in net tangible book value of $             per Class A common share and $             per ADS to investors purchasing ADSs in this offering.

The following table illustrates such dilution:

	Per Common Share	Per ADS
Actual net tangible book value per share as of September 30, 2013
Pro forma net tangible book value per share after giving effect to the automatic conversion of Class B common shares and all of our outstanding preferred shares into Class A common shares

Pro forma as adjusted net tangible book value per share after giving effect to (i) the automatic conversion of              Class B common shares and all of our outstanding preferred shares into Class A common shares and (ii) this offering

Assumed initial public offering price
Dilution in net tangible book value per share to new investors in the offering

The amount of dilution in net tangible book value to new investors in this offering set forth above is calculated by deducting (i) the pro forma net tangible book value after giving effect to the automatic conversion of our outstanding preferred shares from (ii) the pro forma net tangible book value after giving effect to the automatic conversion of our preferred shares and this offering.

The following table summarizes, on a pro forma basis as of September 30, 2013, the differences between existing shareholders, including holders of our preferred shares, and the new investors with respect to the number of Class A common shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per Class A common share/ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of Class A common shares does not include Class A common shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	Class A Common Shares Purchased		Total Consideration		Average Price per Common Share Equivalent	Average Price per ADS Equivalent
	Number	Percent	Amount	Percent
Existing shareholders
New investors

Total

A $1.00 increase (decrease) in the assumed public offering price of $             per ADS (the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus) would increase (decrease) our pro forma net tangible book value after giving effect to the offering by $             million, the pro forma net tangible book value per Class A common share and per ADS after giving effect to the automatic conversion of our outstanding preferred shares and this offering by $             per Class A common share and $             per ADS and the dilution in pro forma net tangible book value per Class A common share and per ADS to new investors in this offering by $             per Class A common share and $             per ADS, assuming no change to the number of ADSs offered by us as set forth on the front cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The discussion and tables above also do not take into consideration any outstanding share options and issued but unvested Class A common shares. As of the date of this prospectus, there were              Class A common shares issuable upon exercise of outstanding share options at an exercise price that ranges from $             to $             per share, and there were              Class A common shares available for future issuance upon the exercise of future grants. As of the date of this prospectus, there were              issued but unvested Class A common shares. To the extent that any of these options are exercised and the unvested Class A common shares become vested, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China and substantially all of our revenues and expenses are denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On January 10, 2014, the daily exchange rate reported by the Federal Reserve Board was RMB6.0519 to US$1.00.

The following table sets forth information concerning exchange rates between Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Exchange Rate
Period	Period End	Average(1)	High	Low
	(RMB per US$1.00)
2008	6.8225	6.9193	6.7800	7.2946
2009	6.8259	6.8295	6.8176	6.8470
2010	6.6000	6.7600	6.6000	6.8330
2011	6.2939	6.4374	6.2939	6.6364
2012	6.2303	6.3085	6.2221	6.3789
2013
July	6.1284	6.1343	6.1284	6.1408
August	6.1193	6.1213	6.1123	6.1302
September	6.1200	6.1198	6.1213	6.1178
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0993	6.0903
December	6.0537	6.0738	6.0927	6.0537
2014
January	6.0590	6.0509	6.0600	6.0402
February (through February 7)	6.0629	6.0606	6.0629	6.0600

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages were calculated by using the average of the daily rates during the relevant month.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the BVI in order to enjoy certain benefits, such as (i) political and economic stability, (ii) an effective judicial system which, we believe, will reach and enforce legal judgments in accordance with the laws of the BVI in a relatively fair and effective manner, (iii) a favorable tax system, (iv) the absence of exchange control or currency restrictions, and (v) the availability of professional and support services. Certain disadvantages, however, accompany incorporation in the BVI. These disadvantages include a less developed body of BVI securities laws that provide significantly less protection to investors as compared to the laws of the United States and the potential lack of standing by BVI companies to sue in the federal courts of the United States.

Our organizational documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Law Debenture Corporate Services Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Conyers Dill & Pearman, our special BVI counsel, and King & Wood Mallesons Lawyers, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the BVI and China, respectively, would:

•

recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the federal securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman, our special counsel as to laws of the British Virgin Islands, has further advised us that the United States and the British Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any federal or state courts in the United States based on civil liability would not be automatically enforceable in the British Virgin Islands. In addition, a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority, for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the British Virgin Islands. However, Conyers Dill & Pearman has advised us that it is uncertain whether a U.S. court judgment based on the civil liability provisions of the U.S. federal securities laws would be enforceable in the British Virgin Islands because a British Virgin Islands court may determine that such judgment is in the nature of a “penalty” and therefore not subject to enforcement proceedings as a debt.

King & Wood Mallesons Lawyers has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other agreements with the United States or the BVI that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States. In addition, although U.S. shareholders may be able to originate actions against us in China in accordance with PRC laws, it will be difficult for U.S. shareholders to do so because we are incorporated under the laws of the BVI and it is difficult for U.S. shareholders, by virtue only of holding our ADSs or ordinary shares, to establish a connection to the PRC for a PRC court to have subject matter jurisdiction as required by the PRC Civil Procedures Law.

Davis Polk & Wardwell, Hong Kong Solicitors, our counsel as to Hong Kong law, has further advised us that Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. There is therefore doubt as to the enforceability in Hong Kong in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data for the periods and as of the dates indicated are qualified in their entirety by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” both of which are included elsewhere in this prospectus.

The selected consolidated statements of operations data and selected consolidated cash flows data presented below for the years ended March 31, 2011, 2012 and 2013 and the selected consolidated balance sheet data as of March 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm. The selected consolidated statements of operations data and selected consolidated statements of cash flow data presented below for the six months ended September 30, 2012 and 2013 and the selected consolidated balance sheet data as of September 30, 2013 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Our historical results are not necessarily indicative of our results to be expected for any future period.

Selected Consolidated Statement of Operations Data:

	For the Year Ended March 31,			For the Six Months Ended September 30,
	2011	2012	2013	2012	2013
	US$	US$	US$	US$	US$
	(in thousands, except per share data)
Net revenues	68,231	93,713	133,871	64,805	97,108
Cost of revenues	39,795	49,506	71,079	31,469	45,992

Gross profit	28,436	44,207	62,792	33,336	51,116

Operating expenses:
Selling and marketing	9,970	14,005	18,486	7,143	12,206
General and administrative	11,172	14,756	23,447	9,017	13,789
Research and development	733	748	1,270	483	753
Impairment of goodwill	70	—	—	—	—
Write-off of leasehold improvement	486	309	—	—	—

Total operating expenses	22,431	29,818	43,203	16,643	26,748

Income from operations	6,005	14,389	19,589	16,693	24,368
Interest expense	—	159	1,106	473	656
Interest Income	62	101	100	43	44

Income before provision for income taxes	6,067	14,331	18,583	16,263	23,756
Income tax expenses	1,952	3,939	6,134	4,764	7,064

Net income	4,115	10,392	12,449	11,499	16,692
Less: Net income attributable to non-controlling interest	541	690	338	392	396

Net income attributable to iKang Guobin Healthcare Group, Inc.	3,574	9,702	12,111	11,107	16,296

Deemed dividend to preferred shareholders	—	2,312	84,306	5,110	14,454
Undistributed earnings allocated to preferred shareholders	2,770	2,770	2,818	1,390	3,330

Net income (loss) attributable to common and preferred shareholders of iKang Guobin Healthcare Group, Inc.	804	4,620	(75,013)	4,607	(1,488)

Net income (loss) per share attributable to common shareholders of iKang Guobin Healthcare Group, Inc.
Basic	0.04	0.22	(11.22)	0.21	(0.23)
Diluted	0.04	0.21	(11.22)	0.21	(0.23)
Pro forma net income per common share
Basic	0.17	0.45	0.56	0.51	0.64
Diluted	0.17	0.45	0.55	0.51	0.63

Summary Non-GAAP Financial Data:
Adjusted EBITDA(1)	11,849	21,199	29,572	20,308	28,904

(1)	See “— Non-GAAP Financial Measure.”

Selected Consolidated Balance Sheet Data:

	As of March 31,				As of September 30,
	2011	2012	2013	2013 (unaudited pro forma)	2013	2013 (unaudited pro forma)
	US$	US$	US$	US$	US$	US$
	(in thousands)
Total current assets	31,887	37,299	104,478	104,478	124,946	124,946
Total assets	69,244	87,316	165,361	165,361	231,066	231,066
Total current liabilities	33,041	42,095	73,924	73,924	92,915	92,915
Total liabilities	33,468	54,056	74,548	74,548	98,123	98,123
Convertible redeemable preferred shares	82,452	84,764	213,978	—	253,612	—
Total iKang Guobin Healthcare Group, Inc. Shareholders’ equity (deficit)	(48,245)	(52,212)	(124,195)	89,783	(122,079)	131,533
Non-controlling interests	1,569	708	1,030	1,030	1,410	1,410
Total liabilities, mezzanine equity and shareholders’ equity (deficit)	69,244	87,316	165,361	165,361	231,066	231,066

(a)	Unaudited Pro forma balance sheet information as of March 31, 2013 assumes the automatic conversion of all of the outstanding convertible redeemable preferred shares into Class A common shares at the original conversion ratio, as if the conversion had occurred as of March 31, 2013.

Selected Consolidated Statements of Cash Flows Data:

	For the Year Ended March 31,			For the Six Months Ended September 30,
	2011	2012	2013	2012	2013
	US$	US$	US$	US$	US$
	(in thousands)
Net cash provided by operating activities	10,794	14,005	16,314	4,086	3,879
Net cash used in investing activities	(5,298)	(15,706)	(16,058)	(5,798)	(56,470)
Net cash (used in)/provided by financing activities	(277)	(1,161)	50,824	5,131	27,153
Effect of exchange rate changes	472	595	199	704	237
Net (decrease) increase in cash and cash equivalents	5,691	(2,267)	51,279	4,123	(25,201)
Cash and cash equivalents at the beginning of year	8,451	14,142	11,875	11,875	63,154
Cash and cash equivalents at the end of year	14,142	11,875	63,154	15,998	37,953

Non-GAAP Financial Measure

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use Adjusted EBITDA as an additional non-GAAP financial measure. We present this non-GAAP financial measure because it is used by our management to evaluate our operating performance. We also believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

Adjusted EBITDA, as we present it, represents (loss) income from operations, adjusted for depreciation and amortization, impairment of goodwill, impairment of acquired intangible assets, impairment of leasehold improvement, and share-based compensation expense.

The use of Adjusted EBITDA has certain limitations because it does not reflect all items of income and expenses that affect our operations. Items excluded from Adjusted EBITDA are significant components in understanding and assessing our operating and financial performance. Depreciation and amortization, as well as impairment of goodwill, impairment of acquired intangible assets, impairment of leasehold improvement and share-based compensation expenses have been and may continue to be incurred in our ordinary course of business and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA does not consider changes in working capital, capital expenditures and other investing activities and should not be considered as a measure of our liquidity. The term Adjusted EBITDA is not defined under U.S. GAAP, and Adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP.

We have reconciled the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance. The following table reconciles our Adjusted EBITDA in the periods/years presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net loss:

	For the Year Ended March 31,			For the Six Months Ended September 30,
	2011	2012	2013	2012	2013
	US$	US$	US$	US$	US$
	(in thousands, except percentages)
Income from operations	6,005	14,389	19,589	16,693	24,368
Add:
Depreciation and amortization	5,199	6,285	7,710	3,615	4,536
Impairment of goodwill	70	—	—	—	—
Impairment of leasehold improvement	486	309	—	—	—
Share-based compensation	89	216	2,273	—	—

Adjusted EBITDA	11,849	21,199	29,572	20,308	28,904

% of net revenues	17.4%	22.6%	22.1%	31.3%	29.8%

In light of the foregoing limitations for this non-GAAP financial measure, when assessing our operating and financial performance, you should not consider Adjusted EBITDA in isolation or as a substitute for our net loss, operating loss or any other operating or financial performance measure that is calculated in accordance with U.S. GAAP. In addition, because this non-GAAP measure may not be calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are the largest provider in China’s fast growing private preventive healthcare services market, accounting for approximately 11.6% of market share in terms of revenue in 2012, according to Frost & Sullivan. Through our integrated service platform and established nationwide network of medical centers and third-party service provider facilities, we provide comprehensive and high quality preventive healthcare solutions including a wide range of medical examinations services and value-added services including disease screening and other services. Our customers are primarily corporate customers who contract us to provide medical examination services to their employees and clients and pay for these services at pre-negotiated prices. We also directly market our services to individual customers. In fiscal 2012, we delivered our services to approximately 1.9 million individuals in total, including the employees and clients of our corporate customers.

As of December 31, 2013, our nationwide network consisted of 42 self-owned medical centers, which contributed the majority of our revenue. Our self-owned medical center network covers 13 of the most affluent cities in China, namely Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun and Jiangyin. We also contract approximately 300 third-party service provider facilities which include selected independent medical examination centers and hospitals across all of China’s provinces, allowing us to penetrate markets where we do not have self-owned medical centers.

Our nationwide network offers a wide range of medical examination services and provides a “one-stop” solution to our corporate customers which have a broad geographic footprint in China. As a single point of contact for our corporate customers, we provide consistent and high quality services to their employees and clients in different locations and reduce their administrative burden. We also provide our customers with professional consultation and medical referrals for additional as-needed diagnosis or treatment. Our centers are independent of hospitals and located in prime urban locations with an average size of 2,500 square meters. Equipped with advanced equipment and staffed with experienced medical professionals, each center provides a comfortable and friendly environment to our customers.

In fiscal 2012 and for the six months ended September 30, 2013, we generated 83.2% and 86.1% of our net revenues from corporate customers, respectively, and the remainder from individual customers. In fiscal 2012, we served approximately 1.7 million individuals from approximately 11,200 corporate customers in various industries including financial services, telecommunications, retail, consumer goods and information technology, as well as approximately 206,000 individual customers. We served 71 of the 100 largest Chinese companies in 2012 as ranked by Forbes, including the ten largest commercial banks, as well as many other blue-chip Chinese companies. We also serve many large multinational companies in China, including 189 of the companies ranked in the 2013 Fortune Global 500. Among our top 50 customers in fiscal 2012, 90% have been our customers for more than four years. In addition, to cater to the increasing demand for even more extensive and higher quality medical services from China’s growing population of high-net-worth individuals, in September and December 2013, we opened two high-end medical examination centers under our iKang Evergreen brand in Nanjing and Beijing, respectively.

We have grown rapidly since our inception through both organic growth and strategic acquisitions. The number of our self-owned medical centers has grown from one in 2006 to 42 as of December 31, 2013. We have expanded our customer base from approximately 5,200 corporate customers in fiscal 2010 to approximately 11,200 corporate customers in fiscal 2012. Total customer visits increased from approximately 1,067,000 in fiscal 2010 to approximately 1,381,000 in fiscal 2011 and to approximately 1,931,000 in fiscal 2012, representing a CAGR of 34.5%, and the number of total customer visits was approximately 1,311,000 for the six months ended September 30, 2013. From fiscal 2010 to fiscal 2012, our net revenues grew from US$68.2 million to US$133.9 million, representing a CAGR of 40.1%. Our revenues reached US$97.1 million for the six months ended September 30, 2013.

Key Factors Affecting Our Results of Operations

Our business and results of operations are affected by the general economic conditions of China, per capita disposable income and consumer spending and conditions affecting the PRC healthcare industry in general, including the growth of healthcare expenditure, initiatives affecting the healthcare industry, government policies and the competition environment. Unfavorable changes in any of these general factors could affect the demand for our services and could materially and adversely affect our results of operations.

In addition to general economic conditions and industry factors, we believe the following company-specific factors have had, and will continue to have, a significant impact on our results of operations.

Continuous Focus on Corporate Customers

We generate a substantial majority of our revenues from our corporate customers. In fiscal 2010, 2011 and 2012, we derived 80.3%, 84.4% and 83.2% of our net revenues, respectively, from our corporate customers. For the six months ended September 30, 2012 and 2013, we derived 82.9% and 86.1% of our net revenues, respectively, from the corporate customers. Our corporate customers are consisted of multinational corporations, private enterprises, government agencies and state-owned enterprises. The number of our corporate customers increased from approximately 5,200 in fiscal 2010 to approximately 7,100 in fiscal 2011 and further to approximately 11,200 in fiscal 2012. The number of our corporate customers was approximately 8,100 and 12,500 for the six months ended September 30, 2012 and 2013, respectively. Many of our corporate customers seek to build a healthier and more productive employee base by providing their employees with healthcare benefits such as medical examinations and disease screening options that are typically not included in health insurance plans required by the government. Certain of our corporate customers contract us to provide services to some of their clients to support their company-client relationship. In fiscal 2010, 2011 and 2012 and the six months ended September 30, 2013, 88%, 90%, 89% and 90%, respectively, of the people who used our services were employees or clients of our corporate customers. As corporate customers have represented a steady and increasing inflow of business in the past, we will continue to focus our marketing efforts on increasing our corporate customers and expect that corporate customers will continue to account for a significant majority of our revenues for the foreseeable future. In addition to medical examinations already covered by corporate customers, we offer tailored services to meet the different needs of individuals under corporate accounts and expect an increasing number of individuals with moderate to high disposable income to purchase these services.

Expansion of Individual Customer Base

Net revenues from our individual customers accounted for 19.7%, 15.6% and 16.8% of our net revenues in fiscal 2010, 2011 and 2012, respectively, and 13.9% of our net revenues for the six months ended September 30 2013. We derive revenues from offering our individual customers comprehensive healthcare services, including medical examinations, disease screening and other health management services. We view individual customers as an important long-term growth driver as we are generally able to derive higher profit margins from individual customers than corporate customers. We plan to continue to grow our individual customer base by emphasizing the strength of our diversified and differentiated service offerings and utilizing various sales, marketing and communication strategies to further enhance our brand awareness.

Network of Self-Owned Medical Centers

Our ability to maintain or increase revenue depends, to a large extent, on the size of our nationwide network of self-owned medical centers. In fiscal 2010, 2011 and 2012 and for the six months ended September 30, 2013, we derived 95%, 96%, 93% and 97% of net revenues from our self-owned medical centers, respectively. As a result, whether we can successfully expand our network of self-owned medical centers is one of the most important factors affecting our results of operations. In addition, we believe the expanded geographic coverage of our self-owned medical center network will enhance our brand recognition and better serve our corporate customers with a nationwide presence. The table below shows the number of our self-owned medical centers in operation throughout the period indicated and the number of our newly opened or acquired centers during each period.

	For the Year Ended March 31,			For the Six Months Ended September 30,
	2011	2012	2013	2013
Medical centers at the beginning of the period	17	21	26	36
Newly constructed medical centers during the period	2	3	6	—
Newly acquired medical centers during the period	2	2	4	2

Medical centers at the end of the period	21	26	36	38

We plan to continue to grow our network of self-owned medical centers, which will enable us to enlarge our nationwide coverage, penetrating cities where we do not have presence currently and enhancing our market position where we already operate in. Each additional medical center in our network increases our capacity to provide medical examination services to our corporate and individual customers and contributes to our continued revenue growth. In addition, when we open additional medical centers in a city in which we already have presence, we can leverage our existing sales force, laboratories and technical support in that city and therefore increase the profitability of our local medical centers as a result of economies of scale.

Historically, the expansion of our self-owned medical center network has been driven by developing new medical centers through construction and acquisition. Our self-owned medical centers grew from 17 as of April 1, 2010 to 36 as of March 31, 2013 and to 38 as of September 30, 2013. Out of the 21 self-owned medical centers that were added during this period, 10 were acquired. In fiscal 2010, we acquired two medical centers, including iKang Shenzhen Futian and iKang Nanjing Gulou, which together contributed nil, 3.8% and 5.9% of our net revenues in fiscal 2010, 2011 and 2012, respectively. In fiscal 2011, we acquired two medical centers, including iKang Shanghai Jing’an and iKang Shanghai Zhonghuan which together contributed 0.2% and 1.9% of our net revenues in fiscal 2011 and 2012, respectively. We acquired iKang Shanghai Jianwei, iKang Shenzhen Kefa, iKang Guangzhou Wokang and iKang Changchun in fiscal 2012, which together contributed 0.2% of our net revenues in fiscal 2012. We acquired Nanjing Aoyang and Shanghai Yuanhua in the six months ended September 30, 2013, which together contributed 2.5% of our net revenues over the same period. We may use some of the proceeds from this offering in our future acquisitions. See “Use of Proceeds.” Our planned acquisitions will also result in demands being placed on our managerial, operational, technological, financial and other resources. See “Risk Factors — Risks Related to Our Business — We may not realize the anticipated benefits of our past and potential future investments or acquisitions or be able to recruit or integrate any acquired employees, businesses or products, which in turn may negatively affect their performance and respective contributions to our results of operations” elsewhere in this prospectus.

Seasonality

Our results of operations are affected by seasonal factors. Our quarterly revenues and results of operations have fluctuated in the past and may continue to fluctuate significantly. We typically have lower revenues during the fourth quarter of each fiscal year primarily due to the public holidays in that period, including the New Year and Chinese Lunar New Year holidays. Our relatively stronger performance in the third fiscal quarter has been largely due to the fact that many of our corporate customers arrange for their employees to conduct medical examinations in the third quarter of each fiscal year.

On the other hand, our costs and expenses are less affected by seasonal factors, as a significant portion of such costs and expenses are fixed, except that we typically incur less cost of medical consumables in the fourth fiscal quarter due to the smaller number of people who use our services. As a result, our profitability in the fourth quarter of the fiscal year is typically affected the most by such seasonal factors. We encourage customers to schedule the medical examinations in low seasons to increase the utilization rate of our medical centers in the fourth quarter. In addition, we have been conducting customer visits, pre-examination promotions to encourage customers to take the examination early on during the year instead of waiting till year end when the contracts with corporate customers normally expire.

Utilization of Our Self-Owned Medical Centers

Utilization of our self-owned medical centers are primarily affected by the number of people we can serve on a nationwide basis, which is subject to a capacity limit depending on the space, equipment and the number of doctors and nurses at each medical center, and on the number of individuals who use our self-owned medical centers.

To ensure accuracy of testing results, certain medical examinations can only be scheduled during limited hours in the morning, and thus limiting the number of people we can serve on a daily basis. We need to manage the number of people coming for our medical examination services each day to maintain service and quality standards and to ensure a good customer experience. Our typical medical center has a capacity limit of 350 people per day depending on the space of the center, the number of medical staff including doctors and nurses and the amount of equipment, such as ultrasound and x-ray machines. The capacity of our medical centers serving our high-end customers is smaller due to the exclusive nature of the customer experience. We believe we have successfully managed the utilization of our self-owned medical centers and the profitability of such medical centers will increase as the number of people who use our services grow.

Cooperative Arrangements with Third-Party Service Providers

A portion of our total net revenues is derived from services performed by third-party service providers to our customers under cooperative arrangements between us and third-party service providers in cities where we do not have self-owned medical centers. In fiscal 2010, 2011 and 2012 and for the six months ended September 30, 2013, 5%, 4%, 7% and 3% of our net revenues were attributable to services performed by third-party service providers, respectively. Despite the relatively smaller revenue contribution, third-party service providers complement our self-owned medical centers and enable us to provide our customers cost-efficient access to consistent and quality services across a wide geographic area.

The fees that we pay to third-party service providers are calculated based on the number of medical examinations they perform for our customers. In negotiations with third-party service providers as to the fees we pay them, we consider factors such as:

•	the overall fees we charge to our corporate customers requiring nationwide services;

•	the types of tests in the medical examination package; and

•	the local market price for medical examination services.

Costs of Medical Consumables and Outsourced Services

Medical consumables, including reagents, testing instruments and other consumables used in medical tests and treatment, and costs for outsourced services, including medical tests conducted by qualified third-party laboratories and medical institutions and other services performed by third-party service providers to our customers, have been the largest component of our cost of revenues, representing 40.4%, 38.0% and 38.8% of our cost of revenues in fiscal 2010, 2011 and 2012, respectively, and 37.1% and 36.6% of our cost of revenues for the six months ended September 30, 2012 and 2013, respectively. As a percentage of our cost of revenues, costs of medical consumables and outsourced services decreased from fiscal 2010 to fiscal 2011 primarily as a result of our enhanced bargaining power with third-party service providers and strengthened cost control of outsourced services, including (i) increasing the number of self-owned medical centers and laboratories and reducing the percentage of services provided by third-party service providers in those cities and (ii) establishing centralized procurement and management of consumables. Costs of medical consumables and outsourced services increased from fiscal year 2011 to fiscal 2012, and from the six months ended September 30, 2012 to the same period in 2013, primarily because, despite our reduction and cost control of outsourced services, such costs increased in line with the growth of our medical examination business while the other costs including salaries, rental and office expenses are relatively fixed in nature once a medical center ramps up its business. To a lesser extent, such increase also reflected our efforts to gradually improve the quality of the medical consumables used in our services. We have set up a centralized purchasing system in each city in which we operate our self-owned medical centers with our main suppliers of general medical consumables and in particular for reagents which are relatively expensive. Such centralized purchasing systems enable us to obtain more favorable pricing if we purchase a certain amount of medical consumables from a supplier within a given period of time.

Key Components of Our Results of Operations

Net Revenues

Our net revenues primarily consist of revenues generated from (i) medical examinations, (ii) disease screening and (iii) other services, including dental care services, outpatient services, medical concierge and other health management services. The following table sets forth a breakdown of net revenues, both in absolute amount and as a percentage of total net revenues, for the periods indicated.

	For the Year Ended March 31,						For the Six Months Ended September 30,
	2011		2012		2013		2012		2013
	US$	%	US$	%	US$	%	US$	%	US$	%
	(in thousands except percentages)
Net Revenues:
Medical examinations	54,903	80.5	78,997	84.3	116,449	87.0	56,315	86.9	84,458	87.0
Disease screening	3,077	4.5	5,162	5.5	9,240	6.9	4,341	6.7	7,149	7.3
Other services(1)	10,251	15.0	9,554	10.2	8,182	6.1	4,149	6.4	5,501	5.7

Total	68,231	100.0	93,713	100.0	133,871	100.0	64,805	100.0	97,108	100.0

(1)	Includes dental care services, outpatient services, medical concierge and other health management services.

Medical Examinations

Net revenues from medical examinations accounted for 80.5%, 84.3% and 87.0% of our net revenues in fiscal 2010, 2011 and 2012, respectively, and 86.9% and 87.0% of our net revenues for the six months ended September 30, 2012 and 2013, respectively. We generate net revenues by charging our corporate and individual customers for using our medical examination services provided through our self-owned medical centers or through third-party service providers. The fees we charge each of our customers for medical examination services are based on the specific tests included in the medical examination package which are customized for and agreed to by each customer. Our medical examination packages usually cover, among others, internal, gynecology, ophthalmology, ENT, dental, lab tests, electrocardiogram, ultrasound and X-ray. For our corporate customers, we collect payment based on the pre-agreed fees and the number of people who actually have had their medical examinations done at our self-owned medical centers or third-party service providers.

The following table sets forth a breakdown of net revenues from medical examinations for the periods indicated.

	For the Year Ended March 31,						For the Six Months Ended September 30,
	2011		2012		2013		2012		2013
	US$	%	US$	%	US$	%	US$	%	US$	%
	(in thousands except percentages)
Net revenues from medical examinations:
Corporate customers	46,851	85.3	69,600	88.1	99,320	85.3	48,138	85.5	74,110	87.7
Individual customers	8,052	14.7	9,397	11.9	17,129	14.7	8,177	14.5	10,348	12.3

Total	54,903	100.0	78,997	100.0	116,449	100.0	56,315	100.0	84,458	100.0

We believe the most significant factors that directly affect net revenues from medical examinations include:

•

Number of people who use our services. The majority of our net revenues from medical examination services are generated from our corporate customers, including multinational corporations, private enterprises, government agencies and state-owned enterprises. Net revenues from corporate customers accounted for 85.3%, 88.1% and 85.3% of our net revenues from medical examination services in fiscal 2010, 2011 and 2012, respectively, and 85.5% and 87.7% of our net revenues from medical services for the six months ended September 30, 2012 and 2013, respectively. We increased the number of our corporate customers from approximately 5,200 in fiscal 2010 to approximately 7,100 in fiscal 2011 and further to approximately 11,200 in fiscal 2012, and we had approximately 12,500 corporate customers for the six months ended September 30, 2013. Our corporate customers brought approximately 773,000, 1,179,000 and 1,583,000 people who used our medical examination services or third-party providers’ services in fiscal 2010, 2011 and 2012, respectively. In the six months ended September 30, 2012 and 2013, our corporate customers brought in approximately 800,000 and 1,102,000 people who used our medical examination services and third-party providers’ services, respectively. We expect net revenues from medical examination services provided to our corporate customers to continue to increase and account for a substantial majority of our net revenues in the foreseeable future.

Net revenues from individual customers accounted for 14.7%, 11.9% and 14.7% of our net revenues from medical examination services in fiscal 2010, 2011 and 2012, respectively, and 14.5% and 12.3% of our net revenues from medical examination services for the six months ended September 30, 2012 and 2013, respectively. The number of individual customers who used our services increased from approximately 70,000 in fiscal 2010 to approximately 77,000 in fiscal 2011 and further to approximately 150,000 in fiscal 2012. The number of our individual customers was approximately 63,000 and 108,000 for the six months ended September 30, 2012 and 2013, respectively. We plan to increase the number of our high net-worth individual, corporate executive, professional and health-conscious individual customers who are willing to purchase our services, especially our high-end services, and we expect revenues generated from medical examinations for individual customers to further increase in both absolute amount and as a percentage of our net revenues.

•

Average price per person who uses our services. The average price per person we charge our individual customers is higher than the average price per person we charge our corporate customers. The average price under our corporate accounts was US$61, US$59 and US$63 per person in fiscal 2010, 2011 and 2012, respectively, and US$60 and US$68 per person for the six months ended September 30, 2012 and 2013, respectively. The average price per person for corporate customers decreased from fiscal 2010 to fiscal 2011 primarily due to our promotional activities that offered lower prices to attract corporate customers. The average price per person for corporate customers increased from fiscal 2011 to fiscal 2012, and from the six months ended September 30, 2012 to the six months ended September 30, 2013, primarily because we started to optimize our customer base and focused on corporate customers whom we charge higher average billing price.

The average price for individual customers was US$116, US$121 and US$114 per person in fiscal 2010, 2011 and 2012, respectively, and US$131 and US$96 per person for the six months ended September 30, 2012 and 2013, respectively. The average price per person for individual customers decreased from fiscal 2011 to fiscal 2012 primarily because we strengthened our sales efforts to individual customers by offering more competitive prices to attract more individual customers. The average price per person for individual customers decreased from the six months ended September 30, 2012 to the six months ended September 30, 2013 primarily due to promotional activities that offered lower prices to attract individual customers.

The blended average price per person under both corporate accounts and individual accounts was US$65, US$63 and US$67 in fiscal 2010, 2011 and 2012, respectively, and US$65 and US$70 per person for the six months ended September 30, 2012 and 2013, respectively.

Disease Screening

We charge individuals under our corporate accounts who opt to add additional tests to the predetermined scope of medical examinations packages agreed by our corporate customers. We refer to such services as disease screening services. Net revenues from our disease screening services accounted for 4.5%, 5.5% and 6.9% of our net revenues in fiscal 2010, 2011 and 2012, respectively, and 6.7% and 7.3% of our net revenues for the six months ended September 30, 2012 and 2013, respectively. Our disease screening services consist primarily of cancer screening, cardiovascular disease screening, certain chronic disease screening and functional medicine testing. We usually charge fees based on the tests which the customer chooses for specific diseases. We plan to develop a wider range of disease screening programs and expect revenues from disease screening services to continue to grow in absolute amount and as a percentage of our net revenues.

Other Services

Other services primarily consist of dental care services, outpatient services, medical concierge and other health management services. Net revenues from other services accounted for 15.0%, 10.2% and 6.1% of our net revenues in fiscal 2010, 2011 and 2012, respectively, and 6.4% and 5.7% of our net revenues for the six months ended September 30, 2012 and 2013, respectively. We charge fees based on the specific service performed upon the requests by our customers. We do not expect net revenues generated from other services except for dental care to grow in absolute amount or as a percentage of net revenues in the foreseeable future as we focus our growth on medical examinations and disease screening businesses.

Cost of Revenues

Our cost of revenues primarily consists of (i) medical consumables and outsourced services, (ii) salaries and benefits to doctors and nurses at our self-owned medical centers, (iii) rental and office expenses associated with our healthcare services and (iv) depreciation and amortization cost. Our total cost of revenues accounted for 58.3%, 52.8% and 53.1% of our net revenues in fiscal 2010, 2011 and 2012, respectively, and 48.6% and 47.4% of our net revenues for the six months ended September 30, 2012 and 2013, respectively. The following table sets forth the components of cost of revenues, both in absolute amount and as a percentage of net revenues, for the periods presented:

	For the Year Ended March 31,						For the Six Months Ended September 30,
	2011		2012		2013		2012		2013
	US$	%	US$	%	US$	%	US$	%	US$	%
	(in thousands except percentages)
Net revenues	68,231	100.0	93,713	100.0	133,871	100.0	64,805	100.0	97,108	100.0

Cost of revenues:
Medical consumables and outsourced services	16,077	23.6	18,794	20.1	27,598	20.6	11,660	18.0	16,895	17.4
Salaries and benefits	10,326	15.1	14,045	15.0	20,910	15.6	9,192	14.2	14,081	14.5
Rental and office expenses	9,322	13.7	11,320	12.1	15,922	11.9	7,444	11.5	11,192	11.6
Depreciation and amortization	4,070	6.0	5,347	5.7	6,649	5.0	3,173	4.9	3,824	3.9

Total cost of revenues	39,795	58.3	49,506	52.8	71,079	53.1	31,469	48.6	45,992	47.4

Medical Consumables and Outsourced Services

Medical consumables and outsourced services costs consist of the costs we pay for reagents, testing instruments and other consumables used in medical tests and treatment, costs for outsourced medical tests conducted by qualified independent laboratories, and fees paid to third-party service providers in our nationwide network of medical centers who provide services to our customers. Cost of medical consumables and outsourced services constituted approximately 23.6%, 20.1% and 20.6% of our net revenues in fiscal 2010, 2011 and 2012, respectively, and 18.0% and 17.4% of our net revenues for the six months ended September 30, 2012 and 2013, respectively.

Our third-party service providers perform services to our corporate customers, who require us to provide nationwide medical examination services and inpatient care, outpatient services, specialized testing or dental care that we do not provide in certain of our self-owned medical centers or in cities where we do not operate. We pay service fees to third-party service providers based on the number of medical examinations and the specific services they perform. We expect costs associated with purchase of medical consumables and costs for outsourced medical tests and third-party services to increase in an absolute amount as we continue to expand our business.

We have established centralized purchasing systems at both the regional and national levels to purchase medical consumables from a selected group of suppliers, which enables our medical centers to obtain favorable prices for medical consumables and therefore lower our cost.

Salaries and Benefits

Salaries and benefits cost primarily comprises compensation to the doctors and nurses at our self-owned medical centers. Salaries and benefits cost accounted for approximately 15.1%, 15.0% and 15.6% of our net revenues in fiscal 2010, 2011 and 2012, respectively, and 14.2% and 14.5% of our net revenues for the six months ended September 30, 2012 and 2013, respectively. We expect costs associated with salaries and benefits to increase on an absolute basis as we continue to increase the number of our self-owned medical centers and hire more doctors and nurses. The number of doctors and nurses at our self-owned medical centers was 1,148, 1,604, 2,104 and 2,326 as of March 31, 2011, 2012 and 2013 and September 30, 2013.

Rental and Office Expenses

Rental and office expenses primarily consist of rental fees and office expenses directly associated with the use of medical centers. Rental and office expenses amounted to US$9.3 million, US$11.3 million and US$15.9 million, and accounted for approximately 13.7%, 12.1% and 11.9% of our net revenues, in fiscal 2010, 2011 and 2012, respectively. Rental and office expenses amounted to US$7.5 million and US$11.2 million, and accounted for approximately 11.5% and 11.6% of our net revenues for the six months ended September 30, 2012 and 2013, respectively. We expect our rental and office expenses to increase in an absolute amount in the foreseeable future as we increase the number of our self-owned medical centers.

Depreciation and Amortization

We include in our cost of revenues (i) depreciation expenses for medical equipment that we purchased for business, and (ii) amortization costs for intangible assets we acquired in connection with the acquisition of medical centers. Depreciation and amortization cost constituted approximately 6.0%, 5.7% and 5.0% of our net revenues in fiscal 2010, 2011 and 2012, respectively, and 4.9% and 3.9% of our net revenues for the six months ended September 30, 2012 and 2013, respectively.

Gross Profit and Gross Margin

Gross profit increased 42.0% to US$62.8 million in fiscal 2012 from US$44.2 million in fiscal 2011, which in turn increased 55.5% from US$28.4 million in fiscal 2010. Gross profit increased 53.4% to US$51.1 million for the six months ended September 30, 2013 from US$33.3 million for the six months ended September 30, 2012. Gross margin decreased to 46.9% in fiscal 2012 from 47.2% in fiscal 2011, which increased from 41.7% in fiscal 2010. Gross margin increased to 52.6% for the six months ended September 30, 2013 from 51.4% for the six months ended September 30, 2012. The decrease in gross margin in fiscal 2012 primarily reflected the increase in rental costs and costs associated with opening new centers, including related increases in medical consumables and outsourced services for the new centers. The increase in gross margin in fiscal 2011 primarily reflected the economies of scale as the gross margin of our medical centers typically increases in line with the growth in revenues because a significant portion of our cost of revenues is relatively fixed in nature.

Operating Expenses

Operating expenses consist of (i) sales and marketing expenses, (ii) general and administrative expenses, (iii) research and development, and (iv) impairment of goodwill and leasehold improvement. The following table sets forth the components of operating expenses, both in absolute amount and as a percentage of net revenues, for the periods indicated.

	For the Year Ended March 31,						For the Six Months Ended September 30,
	2011		2012		2013		2012		2013
	US$	%	US$	%	US$	%	US$	%	US$	%
	(in thousands except percentages)
Net revenues	68,231	100.0	93,713	100.0	133,871	100.0	64,805	100.0	97,108	100.0

Operating expenses:
Sales and marketing	9,970	14.6	14,005	14.9	18,486	13.8	7,143	11.0	12,206	12.6
General and administrative	11,172	16.4	14,756	15.7	23,447	17.5	9,017	13.9	13,789	14.2
Research and development	733	1.1	748	0.8	1,270	0.9	483	0.7	753	0.8
Impairment of goodwill	70	0.1	—	—	—	—	—	—	—	—
Write-off of leasehold improvement	486	0.7	309	0.3	—	—	—	—	—	—

Total operating expenses	22,431	32.9	29,818	31.8	43,203	32.3	16,643	25.6	26,748	27.6

Sales and Marketing

Sales and marketing expenses primarily consist of (i) salaries, performance-based bonuses and employee benefits for our sales and marketing personnel, (ii) office rental and general expenses associated with the sales and marketing of our business, (iii) advertising and promotion expenses, (iv) professional fees in connection with the training for our sales and marketing personnel and market research and surveys, and (v) depreciation and amortization expenses associated with the office space occupied by our sales and marketing personnel. Although our sales and marketing expenses will increase as we further expand our business and promote our brand, we expect sales and marketing expenses as a percentage of net revenues to decrease over time due to the increase in productivity of our sales force and additional revenue from disease screening generated on-site in our medical centers.

General and Administrative

General and administrative expenses primarily consist of (i) salaries, employee benefits and other headcount-related expenses associated with the administration of our business, (ii) office rental and general expenses, (iii) professional fees in connection with audit, legal, valuation and market research and consulting services from professional advisors, (iv) depreciation and amortization expenses associated with the office space occupied by our general and administrative personnel, and (v) other expenses including provision for doubtful accounts. We expect that our general and administrative expenses will continue to increase in the near term as we hire additional personnel and incur additional costs in connection with the expansion of our business and with being a public company, including costs to enhance our internal controls.

Our operating expenses include share-based compensation charges. See “— Critical Accounting Policies — Share-Based Compensation.”

Research and Development

Research and development expenses primarily consist of (i) salaries and benefits for research and development personnel, (ii) office rental and general expenses associated with the research and development activities, (iii) professional fees for outsourcing the development of some of our information technology systems and (iv) related depreciation and amortization expenses. Our research and development activities primarily consist of the development and maintenance of our information technology platform and technical support for our customer services. We expect our research and development expenses to continue to increase on an absolute basis as we intend to hire additional research and development personnel and outsource certain of our information technology functions to further expand our technology platform, enhance user experience and support the expected growth of our business.

Impairment of Goodwill and Leasehold Improvement

We incurred impairment of goodwill in fiscal 2010 and incurred impairment of leasehold improvement in fiscal 2010 and fiscal 2011. See “— Critical Accounting Policies — Impairment of Goodwill and Intangible Assets” and “— Critical Accounting Policies — Impairment of Property, Equipment and Other Long-Lived Assets.”

Income Taxes

BVI

Under the current laws of the BVI, we are not subject to tax on income or capital gains. In addition, upon payment of dividends by us to our shareholders, no BVI withholding tax will be imposed.

Hong Kong

Bayley & Jackson (China) Medical Services Limited is subject to Hong Kong profits tax at 16.5% on its activities conducted in Hong Kong.

PRC

Since January 1, 2008, our PRC subsidiaries have been subject to the 25% standard enterprise income tax except for the following entities that have been granted preferential tax treatment.

On January 1, 2008, Beijing iKang obtained the High and New Technology Enterprise, or HNTE, status under the PRC Enterprise Income Tax Law, or the EIT Law, and became entitled to a preferential tax rate of 15% as long as it qualified as a HNTE. Beijing iKang enjoyed the preferential tax rate of 15% from January 1, 2008 to December 31, 2010. Income tax rate for Beijing iKang was 25% starting from January 1, 2011.

Shanghai iKang and iKang Holding were established in the “Shanghai Pudong Economic Open Zone,” which entitled them to a preferential tax rate of 15% prior to January 1, 2008. Based on the transition rules of the EIT Law, iKang Holdings and Shanghai iKang continued to enjoy preferential tax rates of 18%, 20%, 22%, 24%, in 2008, 2009, 2010 and 2011, respectively, due to the preferential tax qualification obtained prior to January 1, 2008.

iKang Shenzhen Nanshan, iKang Shenzhen Luohu and iKang Shenzhen Futian are subject to PRC individual income tax rate of 35% due to regulations set by local governments.

Under the EIT Law and the EIT Law Implementation Regulations which became effective on January 1, 2008, enterprises organized under the laws of jurisdictions outside the PRC whose “de facto management bodies” are located in China are considered PRC resident enterprises for tax purposes and will be subject to the uniform 25% enterprise income tax rate on their global income. Circular 82 and Bulletin 45 issued by the SAT set forth the definition of “de facto management body” and provide the guidance for determining the tax residency status of a Chinese controlled offshore incorporated enterprise. Although Circular 82 applies only to offshore enterprises controlled by PRC enterprises or PRC corporate groups and not those controlled by PRC individuals, the determination criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals or foreign enterprises. The term “de facto management body” is generally defined as a management body that exercises overall or substantial management and control over the production, operation, personnel, accounting and assets of an enterprise. If we would be considered to be a PRC resident enterprise for tax purposes, our global income will be subject to PRC enterprise income tax at the rate of 25%. See “Risk Factors — Risks Related to Doing Business in China — Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the EIT Law, which may have a material adverse effect on our results of operations.”

The EIT Law and the EIT Law Implementation Regulations provide that PRC-sourced income of foreign enterprises, such as dividends or interest paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties that reduce such rate. Holding companies in Hong Kong, for example, may be subject to a 5% withholding tax rate if they are the “beneficial owner” of related dividends. The BVI, where our company and iKang Zhejiang Inc., or iKang Zhejiang BVI, are incorporated, do not have a tax treaty with China. Thus, dividends paid to us by our subsidiaries in China will be subject to the 10% withholding tax unless we are considered a PRC resident enterprise under the EIT Law and such dividends qualify as tax-exempt income. See “Risk Factors — Risks Related to Doing Business in China — Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the EIT Law, which may have a material adverse effect on our results of operations.”

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Revenue Recognition

We provide medical examination services, disease screening services and other services to both individual and corporate customers, and we recognize revenues when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, services are performed and received by the customer, the amount of fees from the customer is fixed or determinable, and collectability is reasonably assured.

Medical Examination and Disease Screening

We offer medical examination and disease screening services and we render such services at the request of our customers when they visit our facilities. Medical examinations normally cover, among others, the following basic examination items: internal, gynecology, ophthalmology, ENT, dental, lab tests, electrocardiogram ultrasound and X-ray, and disease screening focuses on cancer screening, cardiovascular disease screening, certain chronic disease screening and functional medicine testing. We recognize revenues when the examination reports are issued and passed to the local couriers if hard copy reports are required by our customers, or when the examination reports are uploaded online and can be viewed by the customers online if hard copy reports are not required. We notify our customers when their examination reports are delivered to the local couriers or ready to be viewed and downloaded online. Approximately 90% of our corporate customers are located in the same city as our medical centers. A substantial portion of such corporate customers can receive the report package with same day of delivery, while a small number of such corporate customers receive the examination reports on the following day. For corporate customers (representing approximately 10% of the total number of corporate customers) which are located in different cities from where our medical centers are located, the delivery of the examination reports will generally take no more than three business days. Corporate customers usually prepay a portion of the service fees upon signing of the contract and fulfill the remaining payment obligations based on the number of services consumed by their employees. We record accounts receivables from our corporate customers when the examination reports have been delivered to employees of the corporate customers but we have not receive payments from such corporate customers.

For individual customers, we recognize revenues when the examination reports are issued and available for pick-up or to be reviewed online as we are not contractually obligated to physically deliver written examination reports to individual customers. We typically collect fees before performing medical examination and disease screening services.

Medical examination and disease screening services represent approximately 85.0%, 89.8% and 93.9% of our net revenues in fiscal 2010, 2011 and 2012, respectively, and 93.6% and 94.3% of our net revenues for the six months ended September 30, 2012 and 2013, respectively.

Third-Party Service Providers

We engage third-party providers to provide medical examination services on behalf of us. We evaluate the services provided by the third parties to determine whether to recognize the revenues on a gross or net basis. The determination is based upon an assessment as to whether we act as a principal or an agent when providing the services. All of the revenues involving third-party service providers providing medical examination on behalf of us are accounted for on a gross basis since we are the primary obligor, possess the latitude in establishing prices, have the discretion to select the third-party service providers and take the credit risks.

Other Services

We provide healthcare packages of bundled services principally comprising a combination of the above services — medical examination, disease screening and other services — to our corporate customers. The healthcare package normally expires within one year from the date of purchase and does not include right of return.

We allocate revenues from the sale of bundled services to each of the revenue streams discussed above using the relative selling price of each component service based on our best estimate. Revenue recognition criteria with respect to each component service included in the bundled services is identical to as if the component services are sold on a standalone basis.

Consolidation of Variable Interest Entities

Foreign ownership of healthcare and Internet-based businesses in China is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates these industries through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership in PRC companies that operate healthcare and Internet-based businesses. Specifically, foreign investment in Internet-based businesses is categorized as “restricted” and foreign investors are not allowed to own more than a 50% equity interest in an entity conducting an Internet-based business pursuant to the Administrative Rules for Foreign Investment in Telecommunication Enterprises. Also, foreign investment in the healthcare industry was categorized as “restricted” and foreign investors were not allowed to own more than a 70% equity interest in an entity conducting a healthcare-based business pursuant to the Interim Measures for Administration of Sino-foreign Joint Venture and Cooperative Medical Institutions which took effect in July 2000. In addition, the Interim Measures for Administration of Sino-foreign Joint Venture and Cooperative Medical Institutions also set certain qualification requirements for foreign investors, such as requiring such investors’ possession of and investment and operation experience in the medical sector. Although a December 2011 amendment to the Catalog of Industries for Guiding Foreign Investment recategorized foreign investment in the healthcare sector from “restricted” to “permitted” and various other subsequent regulations and rules state that restrictions on foreign investment in the healthcare sector should be lifted, restrictions on foreign investment in the healthcare sector still exist in practice, and the amendments have not been implemented at the provincial or municipal level in many cases and therefore many local governments continue to follow the previous rules and impose a 70% foreign ownership limit and foreign investor qualification requirements when approving and registering medical institutions. See “Regulation—Regulations Relating to Foreign Investment in the Value-Added Telecommunications Industry,” and “Regulation—Regulations Relating to Foreign Investment in Our Industry.” Therefore we still operated through our VIE entities. Beijing iKang, Zhejiang iKang and Yuanhua WFOE hold the power to direct the activities of the VIE entities that most significantly affect our economic performance and bears the economic risks and receives the economic benefits of the VIE entities through a series of contractual agreements with iKang Holding and/or its nominee shareholders, including:

•	exclusive service agreement;

•	exclusive equity option agreement;

•	equity interest pledge agreement;

•	powers of attorney; and

•	spousal consent letter.

We believe these contractual agreements are currently legally enforceable under PRC laws and regulations. More specifically, we believe the terms of the exclusive equity option agreement gives us substantive kick-out rights so that we can have the power to control iKang Holding’s nominee shareholders and thus the power to direct the activities that most significantly impact the VIE entities’ economic performance. Through these contractual agreements, we believe that the nominee shareholders of iKang Holding do not have direct or indirect ability to make decisions regarding the activities of the VIE entities that could have a significant impact on the economic performance of the VIE entities because all of the voting rights of iKang Holding’ nominee shareholders have been contractually transferred to Beijing iKang and Zhejiang iKang. More specifically, we believe the terms of the exclusive equity option agreement give us substantive kick-out rights so that we can have the power to control iKang Holding’s nominee shareholders. Therefore, we have effective control over the VIE entities. In addition, we believe that our ability to exercise effective control, together with the exclusive service agreement and the equity pledge agreement, give us the rights to receive substantially all of the economic benefits from the VIE entities. Hence, we believe that the nominee shareholders of iKang Holding do not have the rights to receive the expected residual returns of those VIE entities, as such rights have been transferred to Beijing iKang and Zhejiang iKang. Therefore, we evaluated the rights we obtained through entering into these contractual agreements and concluded we have the power to direct the activities that most significantly affect the VIE entities’ economic performance and also have the rights to receive the economic benefits of the VIE entities that could be significant to the VIE entities. Accordingly, we are the primary beneficiary of the VIE entities and have consolidated the financial results of the VIE entities in our consolidated financial statements since the later of the date of acquisition and incorporation.

We believe that the possibilities are remote that any oversight or regulatory bodies in China would question the enforceability of the contractual arrangements with iKang Holding pursuant to the current PRC laws. The shareholders of iKang Holding are also our shareholders and therefore have no current interest in acting contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and if the shareholders of iKang Holding were to reduce their shareholdings in our company, their interests may diverge from our interests, which may increase the risk that they would act contrary to the contractual arrangements, such as causing the VIE entities to not pay service fees under the contractual arrangements when required to do so. See “Risk Factors — Risks Related to Our Corporate Structure — If the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with its restrictions on foreign investment in healthcare and Internet-related businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our economic benefits in the assets and operations of our affiliated PRC entities.” and “— Risks Related to Our Corporate Structure — Shareholders of iKang Holding, Yuanhua Information or Beijing Jiandatong, our affiliated PRC entities, may have a potential conflict of interest with us, and they may breach their contracts with us or cause such contracts to be amended in a manner contrary to the interest of our company.”

Allowance for Doubtful Accounts

We establish an allowance for doubtful accounts based on our estimate of actual losses based on our historical experience, the age and delinquency rates of the receivables and economic and regulatory conditions. Determining appropriate allowances is an inherently uncertain process and is subject to numerous estimates and judgments, and the ultimate losses may vary from the current estimates. Our corporate customers primarily consist of multinational corporations, state-owned enterprises and government agencies which generally present less risk in their creditworthiness. Our contracts with our corporate customers are usually renewable on an annual basis and we continue to assess the creditworthiness of our customers throughout the contract period. We periodically update our allowance estimates as new facts become known and events occur that may impact the settlement or recovery of losses. The allowances are maintained at a level that we believe appropriate to adequately provide for losses incurred at the balance sheet date.

In addition to specific provisions, we have established a general allowance for receivables that are six months or more overdue as follows:

•	overdue more than 6 months but less than one year: 5%;

•	overdue more than one year but less than 2 years: 20%; and

•	overdue more than 2 years: 100%.

The following tables set forth the aging of our accounts receivables and provisions we made as of March 31, 2012 and 2013.

	As of March 31, 2012
Aging period	Gross Accounts receivables	% of Total	General Reserve	Specific Reserve	Net Accounts receivables
	(US$ in thousands, except percentages)
≤ 6 months	14,279	71.5	—	—	14,279
6 months - 1 year	3,456	17.3	(173)	—	3,283
1-2 years	1,606	8.0	(209)	(559)	838
2-3 years	336	1.7	(146)	(190)	—
> 3 years	284	1.5	(15)	(269)	—

Total	19,961	100	(543)	(1,018)	18,400

	As of March 31, 2013
Aging period	Gross Account receivables	% of Total	General Reserve	Specific Reserve	Net Accounts receivable
	(US$ in thousands, except percentages)
≤ 6 months	21,003	62.8	—	—	21,003
6 months - 1 year	5,990	17.9	(300)	—	5,690
1-2 years	4,875	14.6	(874)	(505)	3,496
2-3 years	1,054	3.2	(569)	(485)	—
> 3 years	539	1.5	(80)	(459)	—

Total	33,461	100.0	(1,823)	(1,449)	30,189

The percentage applied to each of the aging category is based on our historical experience which is the best estimate based on management’s current judgment. There are no uniform credit terms with our customers.

A 30% or more prepayment is required for a typical corporate customer contract. Small corporate customers with a single contract amount under RMB100,000 (US$16,101) are required to settle the payment immediately after the services are provided while large corporate customers with a single contract amount of RMB100,000 (US$16,101) or above may settle the payment on a monthly or quarterly basis, on top of the prepayment made upon signing of the contracts. Accounts receivable are collected at the joint efforts of sales representatives and accounting staff. Periodically, accounting staff provide sales representatives with detailed information, including the amount of accounts receivable, the number of individuals who received medical examination services and the unit price per person under the contract. Sales representatives confirm such information with the corporate customers, usually human resources staff who are responsible for the medical examination projects. Once our services under a contract are performed, the final contract amount will be settled within one to six months. For overdue accounts receivable from corporate customers due to their payment approval procedures or other reasons, we will consider their business reputation, financial condition, as well as their payment histories and may allow longer settlement period after our services are performed. Aside from specific provisions, we provide 20% general provision to accounts receivable aging from one year to two years and 100% general provision to accounts receivable aging beyond two years.

The length of the medical examination service period for corporate customers ranges from ten days to one year depending on the size of the contracts.

We target the days of sales outstanding to be between 60 days and 90 days. Fees for individual customers are collected before the performance of the services while fees for corporate customers are collected after the services are provided.

The following table sets forth the days of sales outstanding of our accounts receivable for the periods indicated.

	For the Year Ended March 31,
	2012	2013
	(US$ in thousands, except for days)
Net revenues	93,713	133,871
Gross accounts receivable	19,961	33,461
Days of sales outstanding(1)	78 days	91 days

(1)	Represents gross accounts receivable multiplied by 365, divided by net revenues.

The days of sales outstanding have increased from 78 days for the year ended March 31, 2012 to 91 days for the year ended March 31, 2013. The increase in days of sales outstanding which is slightly longer than our target was mainly due to the significant increase in total sales, in particular to large corporate customers. We entered into 76 contracts with contract amounts over RMB1 million (US$161,010) during the year ended March 31, 2013. Large corporate customers typically have longer collection period because services to these customers take longer time to complete and the internal payment approval process of these customers is generally more complicated and takes longer time. We record accounts receivable and revenues when medical examination services are provided to each individual within the scope of a contract with a corporate customer, while accounts receivable are collected by batch periodically.

Accounts receivable are written off only in rare cases when a corporate customer goes bankrupt or ceases operations.

Impairment of Goodwill and Intangible Assets

We review the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist, whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable at least annually.

Goodwill is tested for impairment at the reporting unit level on an annual basis (March 31 of each year) and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the stock prices, business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The estimation of fair value of each reporting unit using a discounted cash flow methodology also requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term growth rate for our business, estimation of the useful life over which cash flows will occur, and determination of the our weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance permits us to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. We adopted this pronouncement since June 2012. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

An intangible asset that is not subject to amortization is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test is to compare the fair values of assets with their carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. There are several methods that can be used to determine the fair value of the assets acquired and the liabilities assumed. For intangible assets, we typically use the discounted cash flow method. This method starts with a forecast of all of the expected future net cash flows associated with a particular intangible asset. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the discounted cash flow method or other methods include the amount and timing of projected future cash flows, the discount rate selected to measure the risks inherent in the future cash flows, and the assessment of the asset’s economic life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory or economic barriers to entry. Determining the useful life of an intangible asset also requires judgment as different types of intangible assets will have different useful lives.

Intangible assets with determinable useful lives are amortized on a straight-line basis. We evaluate intangible assets with determinable useful life for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows the asset is expected to generate. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. In fiscal 2010, 2011, 2012 and for the six months ended September 30, 2013, no impairment losses of intangible assets was recognized.

The intangible assets included in our consolidated balance sheet as of March 31, 2012 and 2013 included trade name, operating license, customer relationship, contract backlog, favorable lease contract, and non-compete contract.

Estimates of fair value result from a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions at a point in time. The judgments made in determining an estimate of fair value can materially impact our results of operations. The valuations are based on information available as of the impairment review date and are based on expectations and assumptions that have been deemed reasonable by management. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in an impairment charge.

Impairment of Property, Equipment and Other Long-Lived Assets

We utilize significant amounts of property and equipment in providing services to our customers. We use straight-line depreciation for property, equipment, and leasehold improvements over their respective estimated useful lives. Changes in technology or changes in the intended use of property and equipment may cause the estimated useful life or the value of these assets to change. We periodically review the appropriateness of the estimated economic useful lives for each category of property and equipment.

Periodically we assess potential impairment of our property and equipment. We perform an impairment review whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Factors we consider important which could trigger an impairment review include, but are not limited to, significant under-performance relative to historical or projected future operating results, significant changes in the manner of our use of the acquired assets or our overall business strategy, and significant industry or economic trends. When we determine that the carrying value of a long-lived asset or asset group may not be recoverable based upon the existence of one or more of the above indicators, we determine the recoverability by comparing the carrying amount of the asset or asset group to estimated undiscounted future cash flows that the asset is expected to generate. We recognize an impairment loss equal to the amount by which the carrying amount exceeds the fair market value of the asset. In fiscal 2010, we incurred impairment loss of leasehold improvement of US$486,000 relating to Shanghai Wenzhong because we were unable to commence its operations as scheduled as a result of residents’ objection to the use of the location occupied by Shanghai Wenzhong. In fiscal 2011, we incurred impairment loss of leasehold improvement of US$309,000 relating to Chengdu Blue Coast in connection with our proposed liquidation of Chengdu Blue Coast.

Income Taxes

In preparing our consolidated financial statements, we must estimate our income taxes in each of the jurisdictions in which we operate. We estimate our actual tax exposure and assess temporary differences resulting from different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which we include in our consolidated balance sheet. We must then assess the likelihood that we will recover our deferred tax assets from future taxable income. If we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance, we must include an expense within the tax provision in our consolidated statement of operations.

Management must exercise significant judgment to determine our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We base the valuation allowance on our estimates of taxable income in each jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. If actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

U.S. GAAP requires that an entity recognize the impact of an uncertain income tax position on the income tax return at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. If we ultimately determine that payment of these liabilities will be unnecessary, we will reverse the liability and recognize a tax benefit during that period. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than the expected ultimate assessment. We did not recognize any significant unrecognized tax benefits during the periods presented in this prospectus.

Uncertainties exist with respect to the application of the EIT Law, and its implementing rules to our operations, specifically with respect to our tax residency status. The EIT Law specifies that legal entities organized outside of the PRC will be considered PRC resident enterprises for PRC income tax purposes if their “de facto management bodies” are located within the PRC. Circular 82 and Bulletin 45 issued by the SAT set forth the definition of “de facto management body” and provide the guidance for determining the tax residency status of a Chinese controlled offshore incorporated enterprise. Although Circular 82 applies only to offshore enterprises controlled by PRC enterprises or PRC corporate groups and not those controlled by PRC individuals, the determination criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals or foreign enterprises. Despite the uncertainties resulting from limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises under the EIT Law. If one or more of our legal entities organized outside of the PRC were characterized as PRC resident enterprises, it would adversely affect our results of operations. See “Risk Factors — Risks Related to Doing Business in China — Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the EIT Law, which may have a material adverse effect on our results of operations.”

Fair Value of Common and Preferred Shares

We are a private company with no quoted market prices for our common and preferred shares. We have therefore needed to make estimates of the fair value of our common and preferred shares at various dates for the purpose of determining the fair value of our shares: (i) at each date when we acquired another entity using our common shares and preferred shares as acquisition consideration, (ii) at each date when we granted a share-based compensation award to our employees in order to determine the grant date fair value of such award, and (iii) at the date of issuance of our convertible instruments in order to determine any beneficial conversion feature.

The fair value of the common shares, preferred shares, convertible instruments and options granted to our employees were estimated by us with assistance of an independent third-party valuation firm.

The following table sets forth the fair value of our common and preferred shares estimated at different dates in 2004, 2005, 2006, 2007, 2010, 2011, 2012 and the first to third quarters of 2013:

Date	Class of Shares	Fair Value	Purpose of Valuation	DLOM	Discount Rate
August 20, 2004	Common Shares	US$0.48	Share option grant	35%	25.00%
November, 2004	Common Shares	US$0.47	Share option grant	35%	24.25%
January 12, 2005	Common Shares	US$0.98	To determine potential beneficial conversion feature in connection with the issuance of Series A preferred shares	35%	23.00%
May 19, 2005	Common shares	US$1.07	Share option grant	30%	21.00%
November 15, 2005	Common shares	US$1.38	To determine potential beneficial conversion feature in connection with the issuance of Series A preferred shares	25%	19.00%
January 1, 2006	Common shares	US$1.51	Share option grant	25%	17.50%
July 12, 2006	Common shares	US$1.60	Issuance of shares for the acquisition of Shenzhen iKang	25%	17.50%
September 10, 2006	Common shares	US$1.73	Share option grant	25%	17.50%
October 10, 2006	Common shares	US$1.87	Issuance of shares for acquisition of Barley & Jackson (Hong Kong)	25%	17.25%
November 1, 2006	Common shares	US$2.46	Share option grant	20%	17.25%
February 16, 2007	Common shares	US$2.10	To determine potential beneficial conversion feature in connection with the issuance of Series C preferred shares	20%	16.50%
March 1, 2007	Common shares	US$2.26	Share option grant	20%	16.00%
April 22, 2007	Common shares Series D-1 Preferred Shares Series D-2 Preferred Shares	US$2.93 US$3.97 US$3.22	To determine potential beneficial conversion feature in connection with the issuance of Series D preferred shares Issuance of shares for acquisition of Shanghai Guobin Holdings Limited	20%	16.00%
July 5, 2007	Common shares	US$3.14	Share option grant	20%	16.00%
August 1, 2007	Common shares	US$3.44	Share option grant	20%	16.00%
November 20, 2007	Common shares	US$3.87	To determine potential beneficial conversion feature in connection with the issuance of Series E preferred shares	20%	16.00%
December 30, 2007	Common shares	US$4.15	Share option grant	20%	16.00%
August 15, 2010	Common shares	US$11.13	Issuance of shares to resolve contingent consideration in connection with acquisition of iKang Beijing Kunming Lake	15%	16.00%
December 31, 2010	Common shares	US$12.99	Share option grant	11%	16.00%
June 8, 2011	Common shares	US$13.01	Share option grant	8%	15.50%
February 17, 2012	Common shares	US$10.19	Share option grant	23%	18.00%
March 18, 2013	Common shares	US$11.84	Share option grant	20%	18.00%
			To determine potential beneficial conversion feature in connection with the issuance of Series F preferred shares
September 12, 2013	Common shares	US$11.98	Share option grant	13%	18%

In determining the fair value of our common and preferred shares, we have considered the guideline prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held Company Equity Securities Issued and Compensation, or the Practice Aid. Specifically, paragraph 16 of the Practice Aid sets forth the preferred types of valuation that should be used.

We followed a two-step process in determining the fair value of our common shares for the purpose of determining the fair value of the share options as of March 18, 2013. In the first step, we used the income approach or the discounted cash flow method as the primary approach to determine fair value of the equity interest of our company. We also used the market approach as the secondary approach to check the reasonableness of the valuation results based on the income approach.

The discounted cash flow, or DCF, method incorporates the projected cash flow of our management’s best estimation as of March 18, 2013. The projected cash flow estimation includes, among others, analysis of projected revenue growth, gross margins and terminal value. The assumptions used in deriving the fair value of ordinary shares are consistent with our business plan.

The key assumptions used in developing the cash flow forecast and discounted cash flow analysis include: (i) compounded annualized compound annual growth rates of revenue of 23% for the forecasted period, (ii) gross margin forecast to improve with increasing economies of scale, (iii) a terminal growth rate of 3% after the projection period, and (iv) estimated WACC of 18% as of March 18, 2013.

We also applied a discount for lack of marketability, or DLOM of 20% to reflect the fact that, as of March 18, 2013, there was no ready market for our shares.

In the second step, since our capital structure comprised convertible preferred shares and ordinary shares on March 18, 2013, we allocated our equity value among each class of equity securities using the option-pricing method. The option-pricing method treats ordinary shares and preferred shares as call options on our company’s equity value and liquidation preference, redemption preference and conversion threshold of the preferred shares as exercise price of the call options.

After determining the fair value of our common shares as of March 18, 2013, we used a binomial model to determine fair values of two batches of share options, with exercise prices of US$5.13 per share and US$6.00 per share, respectively. Other key quantitative assumptions used in the binomial model were provided in the section “— Share-Based Compensation” below. The difference between exercise prices of the share options result in different fair values of two issuances on March 18, 2013.

The fair value of our common shares increased from US$11.84 per share as of March 28, 2013 to US$ 11.98 per share as of September 12, 2013, we believe the change in the fair value of our common shares during this period was primarily attributable to a decrease in DLOM from 20% as of March 28, 2013 to 13% as of September 12, 2013. The decrease in DLOM, in turn, was due to a decrease in lead time to an expected liquidity event as we progressed toward an initial public offering.

Our independent third-party appraiser used the discounted cash flow, or DCF, method of the income approach to derive the fair value of our common shares in 2004, 2005, 2006, 2007, 2010, 2011, 2012 and the first to third quarters of 2013. We considered the market approach and searched for public companies located in China with business nature and in a development stage similar to ours. However, no companies were similar to us in all aspects, and we therefore only used the results obtained from the market approach to assess the reasonableness of the results obtained from the income approach. The determination of the fair value of our common shares required complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair value of our common shares include:

•

Weighted average cost of capital, or WACC: The WACCs were determined based on a consideration of such factors as risk-free rate, comparative industry risk, equity risk premium, company size and company-specific factors. The changes in WACC from 15.5% as of June 8, 2011 to 18.0% as of

September 12, 2013 because we increased our forecasted revenue and earnings to reflect our geographic expansion plan. As such, we increased the unsystematic risk factor and WACC to reflect the uncertainties associated with the expansion plan and financial forecast.

In deriving the WACCs, which are used as the discount rates under the income approach, certain publicly traded companies in healthcare industry were selected for reference as our guideline companies. To reflect the operating environment in China and the general sentiment in the U.S. capital markets towards the healthcare industry, the guideline companies were selected with consideration of the following factors: (i) the guideline companies should provide similar services, and (ii) the guideline companies should either have their principal operations in Asia Pacific region, as we operate in China, and/or are publicly listed companies in the United States as we plans to list our shares in the United States.

•

DLOM. When determining the DLOM, the option-pricing method (put option) were applied to quantify the DLOM where applicable. Although it is reasonable to expect that the completion of this offering will add value to our shares because we will have increased liquidity and marketability as a result of this offering, the amount of additional value can be measured with neither precision nor certainty. The DLOM was estimated to be 23% as of February 17, 2012, 20% as of March 28, 2013 and 13% as of September 12, 2013. With consideration of market sentiment in the US capital markets, we decided to postpone our IPO plan. The change of our IPO plan increased our leading time to liquidity event and decreases the liquidity of our share, resulting in an increase in an increase in DLOM from 8% as of June 8, 2011 to 23% as of February 17, 2012.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts developed by us. Our revenue and earnings growth rates contributed significantly to the increase in the fair value of our common shares from 2004 to the first to third quarters of 2013. The assumptions used in deriving the fair values were consistent with our business plan. However, these assumptions were inherently uncertain and highly subjective. These assumptions include:

•	no material changes in the existing political, legal and economic conditions in China;

•	no major changes in the tax rates applicable to our subsidiaries and consolidated affiliated entities in China;

•	our ability to retain competent management, key personnel and staff to support our ongoing operations; and

•	no material deviation in market conditions from economic forecasts.

The risk associated with achieving our forecasts were assessed in selecting the appropriate discount rates, which ranged from 15.50% to 25%.

We used the option-pricing method to allocate equity value of our company to preferred and common shares, taking into account the guidance prescribed by the Practice Aid. This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares based on historical volatility of comparable companies’ shares. Had we used different estimates of volatility, the allocations between preferred and common shares would have been different.

The fair value of our common shares increased from US$4.15 per share as of December 30, 2007 to US$11.13 per share as of August 15, 2010 and US$12.99 per share as of December 31, 2010. We believe the increase in fair value of our common shares during this period is preliminarily attributable to the following:

•

In 2008, we completed the acquisition of iKang Nanjing Xinjiekou, iKang Shenzhen Luohu, iKang Beijing Kunming Lake and iKang Beijing Yansha East. In February 2010, we completed the acquisition of Shanghai Lanshizi Clinic Limited. We anticipated that these acquisitions would further increase our scale and geographic presence, and continue to be a significant source of revenue growth. Besides, the increase in the disposable income of local consumers also increased the demand for our healthcare services and contributed to the organic growth of our business.

•

As a result, our revenues increased from US$32.9 million in 2008 to US$65.4 million in 2010, representing a CAGR of 55%. We also recorded operating income for first time in our history in 2010. In view of the above, when preparing financial forecasts for valuations as of August 2010 and December 2010, we increased our forecasted revenue and long term profit margin to reflect our confidence in our future growth potential.

•

In general, the global financial market recovered in 2010 and market sentiment towards China-based publicly-traded companies improved, which resulted in an overall appreciation in the market value of their shares. For instance, the NASDAQ China Index generally increased in second half of 2010, and closed at 166 on June 30, 2010 and 195 on December 31, 2010. As our market sentiments and our financial performance improved, we planned to start the preparation of our initial public offering in 2011. The proximity of the offering increased the liquidity of our shares and decreased the DLOM from 20% as of December 2007, to 15% as of August 2010 and 11% as of December 2010.

The fair value of our common shares decreased from US$13.01 as of June 8, 2011 to US$10.19 as of February 17, 2012, we believe the change in the fair value of our common shares during this period is primarily attributable to the following:

•

With consideration of sentiment in the US capital markets, we decided to postpone our IPO plan. The change of our IPO plan increased our leading time to liquidity event and decreases the liquidity of our share, resulting in an increase in an increase in DLOM from 8% as of June 8, 2011 to 23% as of February 17, 2012.

•

The estimated WACC used in valuation of our common shares increased from 15% as of June 8, 2011 to 18% as of February 17, 2012 to reflect the uncertainties associated with our expansion plan and financial forecast. The effect of increase in estimated WACC was partially offset by the increase in estimated revenue and forecast.

The fair value of our common shares increased from US$10.19 as of February 17, 2012 to US$11.84 as of March 18, 2013, we believe the change in the fair value of our common shares during this period is primarily attributable to organic growth of our company.

Share-Based Compensation

Our share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument we issued and recognized as compensation expense over the requisite service period based on the straight-line method, with a corresponding impact reflected in additional paid-in capital.

The following table sets forth certain information regarding the share options granted to our employees and advisors at different dates in 2004, 2005, 2006, 2007, 2010, 2011, 2012 and the first to third quarters of 2013:

Grant Date	No. of Options Grant		Exercise Price per Option		Weighted Average Fair Value per Option at the Grant Dates		Intrinsic Value per Option at the Grant Dates		Type of Valuation
August 20, 2004	35,000		US$	0.01	US$	0.47	US$	0.47	Retrospective
November 20, 2004	35,000		US$	0.01	US$	0.46	US$	0.46	Retrospective
May 19, 2005	156,667		US$	0.01	US$	1.06	US$	1.06	Retrospective
January 1, 2006	80,000		US$	0.01	US$	1.50	US$	1.50	Retrospective
September 10, 2006	20,000		US$	0.01	US$	1.72	US$	1.72	Retrospective
November 1, 2006	10,000		US$	0.01	US$	2.46	US$	2.45	Retrospective
November 10, 2006	20,000		US$	1.00	US$	1.91	US$	1.46	Retrospective
March 1, 2007	20,000		US$	2.00	US$	1.43	US$	0.26	Retrospective
March 1, 2007	60,000		US$	2.00	US$	1.32	US$	0.26	Retrospective
June 30, 2007	12,855		US$	2.00	US$	2.13	US$	1.14	Retrospective
July 5, 2007	10,000		US$	2.00	US$	2.12	US$	1.14	Retrospective
July 31, 2007	8,950		US$	1.00	US$	2.69	US$	2.44	Retrospective
August 1, 2007	51,050		US$	1.00	US$	2.69	US$	2.44	Retrospective
December 30, 2007	20,000		US$	5.13	US$	2.28		—	Retrospective
December 31, 2007	50,000		US$	5.13	US$	2.27		—	Retrospective
December 31, 2010	110,000		US$	5.13	US$	9.20	US$	7.86	Retrospective
June 8, 2011	41,843		US$	0.01	US$	13.01	US$	13.00	Retrospective
February 17, 2012	80,000	(1)	US$	5.13	US$	6.43	US$	5.06	Retrospective
March 18, 2013	770,000		US$	5.13	US$	7.18	US$	6.71	Retrospective
March 18, 2013	80,000		US$	6.00	US$	7.12	US$	5.84	Retrospective
September 12, 2013	200,000		US$	6.00	US$	7.41	US$	5.99	Retrospective

(1)	The Company modified the 60,000 options granted to one of its employees on December 31, 2010 to 80,000 options with the same exercise prices of $5.13 per option.

In determining the value of share options, we have used the binomial option pricing model, with assistance from an independent third-party valuation firm. Under this option pricing model, certain assumptions, including the risk-free interest rate, the contractual term of the options, the expected dividends on the underlying common shares, and the expected volatility of the price of the underlying shares for the contractual term of the options are required in order to determine the fair value of our options. Changes in these assumptions could significantly affect the fair value of share options and hence the amount of compensation expense we recognize in our consolidated financial statements.

The fair value of an option award is estimated on the date of grant using the binomial option pricing model that uses the following assumptions:

	2004	2005	2006	2007	2010	2011	2012	2013
Risk-free interest rate	4.89%-5.09%	4.80%	5.09%-5.52%	5.13%-5.52%	4.67%	1.11%	2.99%	2.15%-3.22%
Contractual term (number of years)	10.0	10.0	10.0	10.0	10.0	2.39	10.0	10.0
Expected volatility	60.13%-60.50%	57.55%	55.00%-55.45%	53.08%-54.63%	40.90%	42.00%	41.00%	38.2%-40.0%
Expected dividend yield	0%	0%	0%	0%	0%	0%	0%	0%

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources to address our internal control over financial reporting. In connection with the preparation and external audit of our consolidated financial statements, we and our independent registered public accounting firm identified certain material weakness, significant deficiencies and other control deficiencies, in our internal control over financial reporting as of March 31, 2013. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis, and a “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our company’s financial reporting.

The material weakness identified related to the lack of sufficient skilled resources with U.S. GAAP knowledge for the purpose of financial reporting and lack of continuing professional training on U.S. GAAP and SEC regulations for accounting personnel. The significant deficiencies identified related to (i) the lack of effective control over contract management and (ii) the lack of automatic integration between the revenue system and accounting system. Neither we nor our independent registered public accounting firm has undertaken a comprehensive assessment of our internal control for purposes of identifying and reporting material weakness, significant deficiencies and other control deficiencies in our internal control over financial reporting as we and they will be required to do once we become a public company. In light of the number of material weakness, significant deficiencies and other control deficiencies that were identified as a result of the limited procedures performed, we believe it is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

We have undertaken the following remedial steps:

•	hired a senior executive officer with extensive U.S. GAAP knowledge as our chief financial officer in 2013;

•	implemented a set of comprehensive contract management procedures; and

•	assigned designated personnel to be responsible for the integration between the revenue system and accounting system.

We plan to take additional measures including:

•	hiring one senior staff with extensive U.S. GAAP knowledge; and

•	engaging external advisors such as our independent registered public accounting firm to provide trainings on U.S. GAAP and SEC regulations for our accounting personnel.

However, the implementation of these measures may not fully address the material weakness, significant deficiencies and other control deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will incur to implement these and other measures designed to improve our internal control over financial reporting. See “Risk Factors — Risk Factors Related to Our Business — If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations, both in absolute amounts and as a percentage of our net revenues for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. Our limited operating history makes it difficult to predict our future operating results. We believe that the period-to-period comparison of operating results should not be relied upon as being indicative of our future performance.

	For the Year Ended March 31,						For the Six Months Ended September 30,
	2011		2012		2013		2012		2013
	US$	%	US$	%	US$	%	US$	%	US$	%
	(in thousands except percentages)
Net revenues	68,231	100.0	93,713	100.0	133,871	100.0	64,805	100.0	97,108	100.0
Cost of revenues	39,795	58.3	49,506	52.8	71,079	53.1	31,469	48.6	45,992	47.4
Gross profit	28,436	41.7	44,207	47.2	62,792	46.9	33,336	51.4	51,116	52.6
Operating expenses:
Sales and marketing	9,970	14.6	14,005	14.9	18,486	13.8	7,143	11.0	12,206	12.6
General and administrative	11,172	16.4	14,756	15.7	23,447	17.5	9,017	13.9	13,789	14.2
Research and development	733	1.1	748	0.8	1,270	0.9	483	0.7	753	0.8
Impairment of goodwill	70	0.1	—	—	—	—	—	—	—	—
Write-off of leasehold improvements	486	0.7	309	0.3	—	—	—	—	—	—

Total operating expenses	22,431	32.9	29,818	31.8	43,203	32.3	16,643	25.6	26,748	27.6

Income from operations	6,005	8.8	14,389	15.4	19,589	14.6	16,693	25.8	24,368	25.0
Interest expense	—	—	159	0.2	1,106	0.8	473	0.7	656	0.7
Interest income	62	0.1	101	0.1	100	0.1	43	0.1	44	0.0

Income before provision for income taxes	6,067	8.9	14,331	15.3	18,583	13.9	16,263	25.2	23,756	24.3

Income tax expenses	1,952	2.9	3,939	4.2	6,134	4.6	4,764	7.4	7,064	7.1

Net income	4,115	6.0	10,392	11.1	12,449	9.3	11,499	17.8	16,692	17.2

Net income attributable to non-controlling interest	541	0.8	690	0.7	338	0.3	392	0.6	396	0.4

Net income attributable to iKang Guobin Healthcare Group, Inc.	3,574	5.2	9,702	10.4	12,111	9.0	11,107	17.2	16,296	16.8

Six Months Ended September 30, 2013 Compared to Six Months Ended September 30, 2012

Net Revenues. Net revenues increased 49.8% to US$97.1 million for the six months ended September 30, 2013 from US$64.8 million for the six months ended September 30, 2012. This increase was primarily due to an increase in revenues from our medical examination services.

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Net revenues from medical examination services increased 50.0% to US$84.5 million for the six months ended September 30, 2013 from US$56.3 million for the six months ended September 30, 2012. This increase was primarily due to the increase in the number of people who used our services, which was largely attributable to an increase in the number of people that corporate customers brought to us as a result of our sales efforts and expanded service capacity. The aggregate number of people who used our medical examination services increased to approximately 1,209,000 in the six months ended September 30, 2013 from approximately 863,000 in the six months ended September 30, 2012.

The overall average price for our medical examination services increased to US$70 per person for the six months ended September 30, 2013 compared to US$65 per person for the six months ended September 30, 2012.

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Net revenues from disease screening services increased 64.7% to US$7.1 million for the six months ended September 30, 2013 from US$4.3 million for the six months ended September 30, 2012, primarily due to the increase in the number of people who used our disease screening services, reflecting our sales efforts for disease screening business. The number of people who used our disease screening services increased to approximately 241,000 in the six months ended September 30, 2013 from approximately 185,000 in the six months ended September 30, 2012.

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Net revenues from other services increased 32.6% to US$5.5 million for the six months ended September 30, 2013 from US$4.1 million for the six months ended September 30, 2012, primarily due to the increase in the average price of our outpatient and other services which reflect the increased customer’s need for these services at our medical centers.

Cost of Revenues. Cost of revenues increased 46.2% to US$46.0 million for the six months ended September 30, 2013 from US$31.5 million for the six months ended September 30, 2012. Cost of revenues as a percentage of our net revenues decreased to 47.4% for the six months ended September 30, 2013 from 48.6% for the six months ended September 30, 2012.

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Medical Consumables and Outsourced Services. Cost of revenues relating to medical consumables and outsourced services increased 44.5% to US$16.8 million for the six months ended September 30, 2013 from US$11.7 million for the six months ended September 30, 2012, primarily due to the increase in costs for reagents, testing instruments and other consumables as well as outsourced medical tests conducted by independent laboratories, reflecting the continued growth of our medical examination and disease screening businesses. Cost of revenues relating to medical consumables and outsourced services as a percentage of our net revenues decreased slightly to 17.4% for the six months ended September 30, 2013 from 18.0% for the six months ended September 30, 2012.

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Salaries and Benefits. Cost of revenues relating to salaries and benefits increased 53.2% to US$14.1 million for the six months ended September 30, 2013 from US$9.2 million for the six months ended September 30, 2012, primarily due to an increase in the number of doctors and nurses as the number of our medical centers increased to 38 as of September 30, 2013 from 29 as of September 30, 2012. Cost of revenues relating to salaries and benefits as a percentage of our net revenues increased to 14.5% for the six months ended September 30, 2013 from 14.2% for the six months ended September 30, 2012, primarily because of the increase in benefits.

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Rental and Office Expenses. Rental and office expenses increased 51.8% to US$11.3 million for the six months ended September 30, 2013 from US$7.4 million for the six months ended September 30, 2012, primarily due to the increase in the number of our self-owned medical centers to 38 as of September 30, 2013 from 29 as of September 30, 2012. Cost of revenues relating to rental and office expenses as a percentage of our net revenues was 11.5% and 11.6% for the six months ended September 30, 2012 and 2013, respectively.

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Depreciation and Amortization. Depreciation and amortization cost increased 18.6% to US$3.8 million for the six months ended September 30, 2013 from US$3.2 million for the six months ended September 30, 2012, primarily as a result of our purchase of new medical equipment to enhance the service capacity of our medical centers. Cost of revenues relating to depreciation and amortization as a percentage of our net revenues decreased to 3.9% for the six months ended September 30, 2013 from 4.9% for the six months ended September 30, 2012.

Gross Profit and Gross Margin. Gross profit increased 53.3% to US$51.1 million for the six months ended September 30, 2013 from US$33.3 million for the six months ended September 30, 2012. Gross margin increased to 52.6% for the six months ended September 30, 2013 from 51.4% for the six months ended September 30, 2012.

Operating Expenses. Total operating expenses increased 60.7% to US$26.7 million for the six months ended September 30, 2013 from US$16.6 million for the six months ended September 30, 2012. Operating expenses as a percentage of our net revenues increased to 27.6% for the six months ended September 30, 2013 from 25.7% for the six months ended September 30, 2012.

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Sales and Marketing. Sales and marketing expenses increased 70.9% to US$12.2 million for the six months ended September 30, 2013 from US$7.1 million for the six months ended September 30, 2012 primarily due to (i) a US$2.7 million increase in advertising expenses as a result of our increased advertising and marketing activities in the six months ended September 30, 2013, and (ii) a US$2.2 million increase in salaries and employee benefits attributable to an increase in our sales and marketing team and increased performance-based salaries for our sales and marketing personnel. As a percentage of our net revenues, sales and marketing expenses increased to 12.6% for the six months ended September 30, 2013 from 11.0% for the six months ended September 30, 2012.

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General and Administrative. General and administrative expenses increased 52.9% to US$13.8 million for the six months ended September 30, 2013 from US$9.0 million for the six months ended September 30, 2012, primarily due to an increase in salaries and employee benefits, reflecting the increased headcount as a result of the increase of our medical centers. As a percentage of our net revenues, general and administrative expenses slightly increased to 14.2% for the six months ended September 30, 2013 from 13.9% for the six months ended September 30, 2012.

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Research and Development. Research and development expenses increased 55.9% to US$0.8 million for the six months ended September 30, 2013 from US$0.5 million for the six months ended September 30, 2012, primarily due to an increase in professional fees we paid for third party service providers to develop our information technology systems and application for mobile phones.

Interest Expense. Our interest expense increased 38.7% to US$0.7 million for the six months ended September 30, 2013 from US$0.5 million for the six months ended September 30, 2012, primarily due to an increase in our borrowings.

Interest Income. Our interest income increased 2.3% to US$44,000 for the six months ended September 30, 2013 from US$43,000 for the six months ended September 30, 2012, primarily due to an increase in our cash deposit balances.

Income Tax Expenses. Income tax expense increased 48.3% to US$7.1 million for the six months ended September 30, 2013 from US$4.8 million for the six months ended September 30, 2012, primarily due to the increase in our profit.

Net Income. As a result of the foregoing, our net income increased 45.2% to US$16.7 million for the six months ended September 30, 2013 from US$11.5 million for the six months ended September 30, 2012.

Year Ended March 31, 2013 Compared to Year Ended March 31, 2012

Net Revenues. Net revenues increased 42.9% to US$133.9 million in fiscal 2012 from US$93.7 million in fiscal 2011. This increase was primarily due to an increase in revenues from our medical examination services.

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Net revenues from medical examination services increased 47.4% to US$116.4 million in fiscal 2012 from US$79.0 million in fiscal 2011. This increase was primarily due to the increase in the number of people who used our services, which was largely attributable to an increase in the number of corporate customers as a result of our sales efforts and expanded service capacity. The aggregate number of people who used our medical examination services increased to approximately 1,734,000 in fiscal 2012 from approximately 1,256,000 in fiscal 2011. The overall average price for our medical examination services increased to US$67 per person for fiscal 2012 compared to US$63 per person in fiscal 2011.

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Net revenues from disease screening services increased 79.0% to US$9.2 million in fiscal 2012 from US$5.2 million in fiscal 2011, primarily due to the increase in the number of people who used our disease screening services, reflecting our increased sales efforts to develop our disease screening business. The number of people who used our disease screening services increased to approximately 384,000 in fiscal 2012 from approximately 182,000 in fiscal 2011.

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Net revenues from other services decreased 14.4% to US$8.2 million in fiscal 2012 from US$9.6 million in fiscal 2011, primarily because we focused on the growth of our medical examination services and disease screening.

Cost of Revenues. Cost of revenues increased 43.6% to US$71.1 million in fiscal 2012 from US$49.5 million in fiscal 2011. Cost of revenues as a percentage of our net revenues increased to 53.1% in fiscal 2012 from 52.8% in fiscal 2011.

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Medical Consumables and Outsourced Services. Cost of revenues relating to medical consumables and outsourced services increased 46.8% to US$27.6 million in fiscal 2012 from US$18.8 million in fiscal 2011, primarily due to the continued growth of our medical examination and disease screening businesses. Cost of revenues relating to medical consumables and outsourced services as a percentage of our net revenues increased to 20.6% in fiscal 2012 from 20.1% in fiscal 2011. Such costs increased in line with the growth of our medical examination business.

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Salaries and Benefits. Cost of revenues relating to salaries and benefits increased 48.9% to US$20.9 million in fiscal 2012 from US$14.0 million in fiscal 2011, primarily due to an increase in the salaries and benefits provided to doctors and nurses and an increase in the number of doctors and nurses as the number of our medical centers increased to 36 as of March 31, 2013 from 26 as of March 31, 2012. Cost of revenues relating to salaries and benefits as a percentage of our net revenues increased to 15.6% in fiscal 2012 from 15.0% in fiscal 2011, primarily because of the relatively large increase in benefits.

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Rental and Office Expenses. Rental and office expenses increased 40.7% to US$15.9 million in fiscal 2012 from US$11.3 million in fiscal 2011, primarily due to the increase in average rent and the number of our self-owned medical centers to 36 as of March 31, 2013 from 26 as of March 31, 2012. Cost of revenues relating to rental and office expenses as a percentage of our net revenues decreased to 11.9% in fiscal 2012 from 12.1% in fiscal 2011 primarily due to the increasing utilization of our centers.

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Depreciation and Amortization. Depreciation and amortization cost increased 24.4% to US$6.6 million in fiscal 2012 from US$5.3 million in fiscal 2011, primarily as a result of our purchase of new medical equipment in fiscal 2012 to enhance the service capacity of our medical centers. Cost of revenues relating to depreciation and amortization as a percentage of our net revenues decreased to 5.0% in fiscal 2012 from 5.7% in fiscal 2011.

Gross Profit and Gross Margin. Gross profit increased 42.0% to US$62.8 million in fiscal 2012 from US$44.2 million in fiscal 2011. Gross margin decreased to 46.9% in fiscal 2012 from 47.2% in fiscal 2011.

Operating Expenses. Total operating expenses increased 44.9% to US$43.2 million in fiscal 2012 from US$29.8 million in fiscal 2011. Operating expenses as a percentage of our net revenues increased to 32.3% in fiscal 2012 from 31.8% in fiscal 2011.

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Sales and Marketing. Sales and marketing expenses increased 32.0% to US$18.5 million in fiscal 2012 from US$14.0 million in fiscal 2011 primarily due to (i) a US$2.6 million increase in salaries and employee benefits arising from increased headcount of our sales and marketing department to enhance our sales efforts and increased performance-based salaries for our sales and marketing personnel and (ii) a US$1.7 million increase in advertising expenses as a result of our increased advertising and marketing activities in fiscal 2012 in line with our overall business growth. As a percentage of our net revenues, sales and marketing expenses decreased to 13.8% in fiscal 2012 from 14.9% in fiscal 2011.

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General and Administrative. General and administrative expenses increased 58.9% to US$23.4 million in fiscal 2012 from US$14.8 million in fiscal 2011, primarily due to (i) a US$4.6 million increase in salaries and employee benefits as a result of the increased headcount of our administrative staff, (ii) a US$2.0 million increase in other expenses as a result of an increase in provision for doubtful accounts and (iii) a US$1.4 million increase in our rental and general office expenses as a result of increases in rent of some of our medical centers and our office space in connection with our new medical centers. As a percentage of our net revenues, general and administrative expenses increased to 17.5% in fiscal 2012 from 15.7% in fiscal 2011.

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Research and Development. Research and development expenses increased 69.8% to US$1.3 million in fiscal 2012 from US$0.7 million in fiscal 2011, primarily due to an increase in salaries and benefits paid to our research and development staff and an increase in costs of outsourcing the development and maintenance of some of our information technology application systems.

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Impairment of Goodwill, and Leasehold Improvement. We incurred no impairment loss of goodwill or leasehold improvement in fiscal 2012. We incurred a US$0.3 million impairment loss of leasehold improvement in fiscal 2011 in connection with our termination of the operations of Changdu Blue Coast.

Interest Expense. Our interest expense increased 595.6% to US$1.1 million in fiscal 2012 from US$0.2 million in fiscal 2011, primarily due to an increase in our bank loans to US$5.5 million in fiscal 2012 from US$1.6 million in fiscal 2011.

Interest Income. Our interest income decreased 1.0% to US$100,000 in fiscal 2012 from US$101,000 in fiscal 2011, primarily due to an increase in our cash deposit balances.

Income Tax Expenses. Income tax expense increased to US$6.1 million in fiscal 2012 from US$3.9 million in fiscal 2011, primarily due to the increase in our profit.

Net Income. As a result of the foregoing, our net income increased to US$12.4 million in fiscal 2012 from US$10.4 million in fiscal 2011.

Year Ended March 31, 2012 Compared to Year Ended March 31, 2011

Net Revenues. Net revenues increased 37.3% to US$93.7 million in fiscal 2011 from US$68.2 million in fiscal 2010. This increase was primarily due to an increase in net revenues from our medical examination services.

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Net revenues from medical examination services increased 43.9% to US$79.0 million in fiscal 2011 from US$54.9 million in fiscal 2010. This increase was primarily due to the increase in the number of people who used our services, which was largely attributable to an increase in the number of corporate customers as a result of our expanded service capacity. We expanded the service capacity of our self-owned medical centers in fiscal 2011, primarily reflecting the maturing of medical centers acquired in fiscal 2010 and the opening of new medical centers constructed in fiscal 2010. The number of people who used our medical examination services increased to approximately 1,256,000 in fiscal 2011 from approximately 842,000 in fiscal 2010. The average price for medical examination services decreased to US$63 per person in fiscal 2011 compared to US$65 per person in fiscal 2010 primarily due to promotional activities that offered lower prices to attract corporate customers.

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Net revenues from disease screening services increased 67.8% to US$5.2 million in fiscal 2011 from US$3.1 million in fiscal 2010, primarily due to (i) the increase in the number of our complex disease screening tests, for which we charge relatively higher prices and (ii) the increase in the number of people who used our disease screening services, reflecting our increased sales efforts to develop disease screening business. The number of people who used our disease screening services increased to approximately 182,000 in fiscal 2011 from approximately 100,000 in fiscal 2010.

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Net revenues from other services decreased 6.8% to US$9.6 million in fiscal 2011 from US$10.3 million in fiscal 2010, primarily because we focused on the growth of our medical examination services and disease screening.

Cost of Revenues. Cost of revenues increased 24.4% to US$49.5 million in fiscal 2011 from US$39.8 million in fiscal 2010. Cost of revenues as a percentage of our net revenues decreased to 52.8% in fiscal 2011 from 58.3% in fiscal 2010.

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Medical Consumables and Outsourced Services. Cost of revenues relating to medical consumables and outsourced services increased 16.9% to US$18.8 million in fiscal 2011 from US$16.1 million in fiscal 2010, primarily due to the continued growth of our medical examination and disease screening businesses. Cost of revenues relating to medical consumables and outsourced services as a percentage of our net revenues decreased to 20.1% in fiscal 2011 from 23.6% in fiscal 2010.

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Salaries and Benefits. Cost of revenues relating to salaries and benefits increased 36.0% to US$14.0 million in fiscal 2011 from US$10.3 million in fiscal 2010, primarily due to (i) an increase in the number of our doctors and nurses to 1,604 as of March 31, 2012 from 1,148 as of March 31, 2011 as the number of our medical centers increased and (ii) an increase in average salaries and benefits for our doctors and nurses. Cost of revenues relating to salaries and benefits as a percentage of our net revenues decreased to 15.0% in fiscal 2011 from 15.1% in fiscal 2010.

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Rental and Office expenses. Rental and office expenses increased 21.4% to US$11.3 million in fiscal 2011 from US$9.3 million in fiscal 2010, primarily due to (i) the expansion of our network of self-owned medical centers to 26 as of March 31, 2012 from 21 as of March 31, 2011 and (ii) the increase in rent at some of our medical centers. Cost of revenues relating to rental and office expenses as a percentage of our net revenues decreased to 12.1% in fiscal 2011 from 13.7% in fiscal 2010.

•

Depreciation and Amortization. Depreciation and amortization cost increased 31.4% to US$5.3 million in fiscal 2011 from US$4.1 million in fiscal 2010, primarily as a result of our purchase of new medical equipment in fiscal 2011 to enhance service capacity of our medical centers.

Gross Profit and Gross Margin. Gross profit increased 55.5% to US$44.2 million in fiscal 2011 from US$28.4 million in fiscal 2010. Gross margin increased to 47.2% in fiscal 2011 from 41.7% in fiscal 2010.

Operating Expenses. Total operating expenses increased 32.9% to US$29.8 million in fiscal 2011 from US$22.4 million in fiscal 2010. Operating expenses as a percentage of our net revenues decreased to 31.8% in fiscal 2011 from 32.9% in fiscal 2010.

•

Sales and Marketing. Sales and marketing expenses increased 40.5% to US$14.0 million in fiscal 2011 from US$10.0 million in fiscal 2010 primarily due to (i) a US$2.0 million increase in salaries and employee benefits arising from increased headcount of our sales and marketing team to enhance our sales efforts and increased performance-based salaries for our sales and marketing personnel and (ii) a US$1.9 million increase in advertising expenses as a result of our increased advertising and marketing activities in fiscal 2011 in line with our overall business growth. As a percentage of our net revenues, sales and marketing expenses increased to 14.9% in fiscal 2011 from 14.6% in fiscal 2010.

•

General and Administrative. General and administrative expenses increased 32.1% to US$14.8 million in fiscal 2011 from US$11.2 million in fiscal 2010, reflecting (i) a US$2.0 million increase in rental and office expenses as a result of the increase in rent and our office space expansion, (ii) a US$1.2 million increase in salaries and employee benefits as we increased the benefit benchmark for our administrative staff, partially offset by the reduction of staff headcount in the fourth fiscal quarter of fiscal 2011 and (iii) a US$0.9 million increase in professional fees for legal, audit and valuation services provided in connection with this offering. As a percentage of our net revenues, general and administrative expenses decreased to 15.7% in fiscal 2011 from 16.4% in fiscal 2010.

•

Research and Development. Research and development expenses increased 2.0% to US$748,000 in fiscal 2011 from US$733,000 in fiscal 2010, primarily due to an increase in salaries and benefits to retain and hire additional staff to develop our information technology platform and support our platform.

•

Impairment of Goodwill and Leasehold Improvement. We incurred expenses of US$0.07 million in fiscal 2010 related to impairment of goodwill related to Chengdu Blue Coast due to lower operating results than previous forecasts, and a US$0.5 million impairment loss of leasehold improvement related to Shanghai Wenzhong because we were not able to commence its operations as scheduled as a result of the objection of residents to the use of the location occupied by Shanghai Wenzhong. In fiscal 2011, we incurred a US$0.3 million impairment loss of leasehold improvement in connection with our termination of the operations of Chengdu Blue Coast.

Interest Expense. Our interest expense increased to US$0.2 million in fiscal 2011 from nil in fiscal 2010, primarily due to an increase in our bank loans to US$1.6 million in fiscal 2011 from nil in fiscal 2010.

Interest Income. Our interest income increased 62.9% to US$101,000 in fiscal 2011 from US$62,000 in fiscal 2010, primarily due to an increase in our cash deposit balances.

Income Tax Expenses. Income tax expense significantly increased to US$3.9 million in fiscal 2011 from US$2.0 million in fiscal 2010, primarily due to the increase in our profit and the preferential tax treatment enjoyed by Beijing iKang in fiscal 2010.

Net Income. As a result of the foregoing, our net income increased to US$10.4 million in fiscal 2011 from US$4.1 million in fiscal 2010.

Selected Quarterly Results of Operations

The following table sets forth our unaudited condensed consolidated quarterly financial information for the seven quarters in the period from January 1, 2012 to September 30, 2013. You should read the following table in conjunction with our audited and unaudited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated quarterly financial information on the same basis as our audited consolidated financial statements. The unaudited condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Quarter-to-quarter comparison of operating results should not be relied upon as being indicative of future performance.

	For the Three Months Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013
	US$	US$	US$	US$	US$	US$	US$
	(in thousands)
	(unaudited)
Net revenues	14,748	30,980	33,825	50,706	18,360	41,980	55,128
Cost of revenues	11,215	14,710	16,759	24,897	14,713	19,571	26,421
Gross profit	3,533	16,270	17,066	25,809	3,647	22,409	28,707
Operating expenses
Selling and marketing	2,664	3,262	3,881	6,043	5,300	5,656	6,550
General and administrative	3,688	4,430	4,587	7,478	6,952	6,555	7,234
Research and development	172	201	282	486	301	432	321

Total operating expenses	6,524	7,893	8,750	14,007	12,553	12,643	14,105

Income (loss) from operations	(2,991)	8,377	8,316	11,802	(8,906)	9,766	14,602
Interest expense	(154)	(188)	(285)	(276)	(357)	(308)	(348)
Interest income	21	17	26	26	31	19	25
Income (loss) before provision for income taxes	(3,124)	8,206	8,057	11,552	(9,232)	9,477	14,279
Income tax expenses (benefits)	(1,390)	2,390	2,374	3,311	(1,941)	2,818	4,246

Net income (loss)	(1,734)	5,816	5,683	8,241	(7,291)	6,659	10,033

The growth of our quarterly net revenues was primarily driven by the continual increases in net revenues derived from our medical examination business in the seven quarters in the period from April 1, 2012 to September 30, 2013, primarily attributable to increased number of our corporate and individual customers.

Seasonal fluctuations have, to a substantial extent, affected, and are likely to continue to affect, our business. We typically have lower revenues during the first quarter of each year primarily due to the public holidays in that period, including the New Year and Chinese Lunar New Year holidays. Our relatively stronger performance in the fourth quarter has been largely due to the higher number of people who use our services as our contracts with corporate customers usually expire in the fourth quarter of each calendar year. Although our rapid growth has lessened the impact of the seasonal fluctuations, we expect our quarterly and annual operating results in the future to continue to be affected by seasonal fluctuations.

Liquidity and Capital Resources

Our principal sources of liquidity have been proceeds from issuance of our preferred shares and common shares through private placements and cash generated from our operations. As of March 31, 2011, 2012, 2013 and September 30, 2013, we had US$14.1 million, US$11.9 million, US$63.2 million and US$38.0 million respectively, in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand, bank deposits that are unrestricted as to withdrawal or use, and highly liquid investments with original stated maturities of 90 days or less.

As of March 31, 2012, 2013 and September 30, 2013, our total current liabilities amounted to US$42.1 million, US$73.9 million and US$92.9 million respectively. We had short-term bank borrowings of US$1.6 million outstanding as of March 31, 2012, and 2013 and, US$5.5 million and US$10.4 million September 30, 2012, and 2013, respectively. We have been able to meet our working capital needs, and we believe that we will be able to meet our working capital needs in the foreseeable future, with our existing cash balance, operating cash flow and proceeds from this offering.

Accounts receivable that were aged over one year as a percentage of our gross accounts receivable increased to 19.3% as of March 31, 2013 compared to 11.2% as of March 31, 2012. Accounts receivable that were aged over one year accounted for 14.9% of our gross accounts receivable as of March 31, 2011. Days of sales outstanding increased from 70 days in fiscal 2010 to 78 days in fiscal 2011 and further to 91 days in fiscal 2012. The increase in the days of sales outstanding was primarily due to extended credit terms with some of our corporate customers. We provide favorable payment terms to certain of our corporate customers based on our long-term relationship with them and their good credit history in past periods in order to maintain continuous business from these customers.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended March 31,			For the Six Months Ended September 30,
	2011	2012	2013	2012	2013
	US$	US$	US$	US$	US$
	(in thousands)
Net cash provided by operating activities	10,794	14,005	16,314	4,086	3,879
Net cash used in investing activities	(5,298)	(15,706)	(16,058)	(5,798)	(56,470)
Net cash (used in)/provided by financing activities	(277)	(1,161)	50,824	5,131	27,153
Effect of exchange rate changes	472	595	199	704	237

Net (decrease) increase in cash and cash equivalents	5,691	(2,267)	51,279	4,123	(25,201)
Cash and cash equivalents at the beginning of year (period)	8,451	14,142	11,875	11,875	63,154

Cash and cash equivalents at the end of year (period)	14,142	11,875	63,154	15,998	37,953

Operating Activities

Net cash provided by operating activities amounted to US$3.9 million for the six months ended September 30, 2013, which was primarily attributable to (i) net income of US$16.7 million, (ii) an increase in income tax payable of US$4.8 million because our taxable income increased and the income tax is required to be paid in the first quarter of each year and (iii) an increase in deferred revenues of US$3.8 million as a result of the increased advance payments from our corporate customers in line with the growth of revenues from corporate customers, which was partially offset by the increase in accounts receivable of US$24.2 million due to an increase in revenues we recognized in line with the growth of our business. This was positively adjusted for certain non-cash expense consisting principally of (i) depreciation and amortization of US$4.5 million incurred during the period, and (ii) provision for doubtful account of US$2.5 million primarily due to the increase in accounts receivable.

Net cash generated from operating activities amounted to US$16.3 million in fiscal 2012, which was primarily attributable to (i) net income of US$12.4 million, (ii) an increase in deferred revenues of US$1.6 million as a result of the increased advance payments from our corporate customers in line with the growth of revenues from corporate customers, (iii) an increase in accrued expenses and other current liabilities of US$3.1 million primarily attributable to accrued payroll and performance-based bonuses for our employees, and (vi) an increase of accounts payable of US$1.9 million primarily due to the increase in payables to suppliers and third-party service providers in line with the growth of our business, which was partially offset by the increase in accounts receivable of US$13.0 million due to an increase in revenues we recognized in line with the growth of our business. This was positively adjusted for certain non-cash expense consisting principally of (i) depreciation and amortization of US$7.7 million incurred during the year, (ii) share-based compensation of US$2.3 million as a result of the options we issued in fourth fiscal quarter of fiscal 2012, and (iii) provision for doubtful account of US$1.8 million primarily due to the increase in accounts receivable.

Net cash generated from operating activities amounted to US$14.0 million in fiscal 2011, which was primarily attributable to (i) net income of US$10.4 million, (ii) an increase in accrued expenses and other current liabilities of US$2.2 million primarily attributable to accrued rental expenses and accrued payroll and performance-based bonuses for our employees and accrued fees to be paid to third-party service providers, and (iii) an increase in income-tax payable of US$1.3 million we provided for fiscal 2011 primarily due to the increase in our taxable income, which was partially offset by the increase in accounts receivable of US$6.4 million due to an increase in revenues we recognized in line with the growth of our business. This was positively adjusted for certain non-cash expense consisting principally of depreciation and amortization of US$6.3 million incurred during the year.

Net cash generated from operating activities amounted to US$10.8 million in fiscal 2010, which was primarily attributable to (i) net income of US$4.1 million and (ii) an increase in deferred revenues of US$3.9 million as a result of the increased advance payments from our corporate customers in line with the growth of revenues from corporate customers, which was partially offset by the increase in accounts receivable of US$5.4 million due to the increase in revenues we recognized in line with the growth of our business. This was positively adjusted for certain non-cash expenses consisting principally of depreciation and amortization of US$5.2 million incurred during the year.

Investing Activities

Net cash used in investing activities amounted to US$56.5 million for the six months ended September 30, 2013, which was primarily attributable to (i) payment for the medical centers we acquired in the six months ended September 30, 2013 in the amount of US$26.0 million, (ii) property refurbishment and purchase of medical equipment in the amount of US$14.6 million to support our business growth, and (iii) restricted cash in the amount of US$12.6 million as pledged deposits for loans with banks in the PRC.

Net cash used in investing activities amounted to US$16.1 million in fiscal 2012, which was primarily attributable to (i) property refurbishment and purchase of medical equipment in the amount of US$10.0 million to support our business growth, and (ii) payment for the medical centers we acquired in fiscal 2012 in the amount of US$6.0 million.

Net cash used in investing activities amounted to US$15.7 million in fiscal 2011, which was primarily attributable to (i) property refurbishment and purchase of medical equipment in the amount of US$12.2 million to support our business growth, (ii) the payment for the medical centers we acquired in fiscal 2011 in the amount of US$3.0 million.

Net cash used in investing activities amounted to US$5.3 million in fiscal 2010, which was primarily attributable to (i) property refurbishment and purchase of medical equipment in the amount of US$4.9 million to support our business growth, and (ii) the amount of US$0.3 million we paid in purchase of assets of Shenzhen Xinglin and Nanjing Zhongnan.

Financing Activities

Net cash provided by financing activities amounted to US$27.2 million for the six months ended September 30, 2013, which was primarily attributable to (i) the proceeds in the amount of US$25.2 million from the issuance of convertible redeemable preferred shares, and (ii) the proceeds in the amount of US$12.3 million we received from short-term and long-term loans we borrowed from banks, which was partially offset by (i) our repayment of short-term borrowings in the amount of US$5.5 million, (ii) our payment of professional fees related to the issuance of our convertible redeemable preferred shares in the amount of US$2.7 million, and (iii) our repayment of convertible loan in the amount of US$2.0 million.

Net cash provided by financing activities amounted to US$50.8 million in fiscal 2012, which was primarily attributable to (i) the proceeds in the amount of US$45.0 million from the issuance of convertible redeemable preferred shares, (ii) the proceeds in the amount of US$7.8 million we received from short-term borrowings, and (iii) the proceeds in the amount of US$2.0 million we received from convertible loan, which was partially offset by our repayment of short-term borrowings in the amount of US$4.0 million.

Net cash used in financing activities amounted to US$1.2 million in fiscal 2011, which was primarily attributable to (i) the purchase in the amount of US$3.2 million of non-controlling interest of iKang Shanghai Xikang Road, and (ii) the dividend distribution in the amount of US$0.4 million to non-controlling interest shareholder of iKang Shanghai Xikang Road, which was partially offset by (i) the proceeds in the amount of US$1.6 million we received from short-term borrowings and (ii) capital contribution in the amount of US$0.5 million from non-controlling interest holder of iKang Zhejiang.

Net cash used in financing activities amounted to US$0.3 million in fiscal 2010, which was primarily attributable to the dividend in the amount of approximately US$0.3 million we paid to a non-controlling interest shareholder.

Capital Expenditures

Our capital expenditures were incurred primarily in connection with the acquisition of medical centers and the purchase of medical equipment for our medical centers. Our capital expenditures amounted to US$5.3 million, US$15.8 million, US$16.2 million and 14.6 million in fiscal 2010, 2011, 2012 and for the six months ended September 30, 2013, respectively. Actual future capital expenditures may differ from the amounts indicated above. We will continue to make capital expenditures to meet the expected growth of our operations and expect cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

Contractual Obligations, Commitments and Contingencies

Our contractual obligations consist of leases for our medical centers and offices under lease agreements. The following table sets forth our contractual obligations as of March 31, 2013:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	More than 3 years
	(US$ in thousands)
Operating lease obligations	92,274	16,769	30,704	44,801

Rental expenses under operating leases were approximately US$8.6 million, US$11.1 million and US$16.4 million in fiscal 2010, 2011 and 2012, respectively, and US$7.5 million and US$11.4 million for the six months ended September 30, 2012 and 2013, respectively. Other than the guarantees or collateral we provided for our bank loans, we did not have any significant capital and other commitments or guarantees as of September 30, 2013.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries (Beijing iKang, Zhejiang iKang and Yuanhua WFOE), and our affiliated PRC entities (iKang Holding, Hangzhou iKang Xixi, Yuanhua Information and Beijing Jiandatong) and their respective subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid to us by our subsidiaries and fees paid by our affiliated PRC entities to our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, each of our subsidiaries is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in China, our subsidiaries, affiliated PRC entities and their respective subsidiaries in China may only distribute dividends after it made allowance to fund certain statutory reserves. These statutory reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund or discretionary reserve fund, and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires a minimum annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in China at each year-end); the other fund appropriations are at the subsidiaries’ or the affiliated PRC entities’ discretion. These statutory reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends except in the event of liquidation of our subsidiaries, our affiliated PRC entities and their respective subsidiaries. As of the date of this prospectus, none of our subsidiaries, our affiliated PRC entities or their respective subsidiaries has made appropriations to their respective enterprise expansion fund or discretionary reserve fund and staff bonus and welfare fund except for the appropriations that iKang Holding, our affiliated PRC entity and its three subsidiaries made prior to our acquisitions of these entities. In addition, we do not plan to make such appropriations in the near future.

Furthermore, cash transfers, other than dividends, from our PRC subsidiaries to our subsidiary outside of China are subject to PRC government control of currency conversion. See “Risk Factors — Risks Related to Doing Business in China — Our holding company structure may restrict our ability to receive dividends or other payments from our PRC subsidiaries and our affiliated PRC entities, which could restrict our ability to act in response to changing market conditions and to satisfy our liquidity requirements.”

As we disclosed in “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using our net proceeds from this offering to make loans or additional capital contributions to our PRC operating subsidiaries,” if we fail to receive the relevant registrations or approvals from competent PRC authorities, our ability to provide loans or capital contributions to our PRC subsidiaries and affiliated PRC entities may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. Furthermore, as we disclosed in “Risk Factors — Risks Related to Doing Business in China — The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering, and the failure to obtain any required approval could have a material adverse effect on our business, operating results and reputation and trading price of the ADSs, and also create uncertainties for this offering,” there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering. If the CSRC or other PRC regulatory agencies subsequently determine that we need to obtain the CSRC’s approval for this offering, this offering will be delayed until we obtain CSRC approval, which may take several months or longer, and we may face sanctions by the CSRC or other PRC regulatory agencies. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays or restrictions on the repatriation of the proceeds from this offering into China, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiaries, restrictions or prohibition on our use of the proceeds from our public offering to finance our business and operations in China, or confiscation of the proceeds generated from this offering, which may have material adverse effect to our liquidity and ability to fund our operations and expansion.

Quantitative and Qualitative Disclosure About Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse change in financial market prices and rates. In the course of our normal operations, we are exposed to market risks, including fluctuations in foreign currency exchange rates and interest rates.

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in Renminbi. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in U.S. dollars as a result of the proceeds from this offering. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks is limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.

In addition, changes in the exchange rate between the U.S. dollar and Renminbi will affect the value of the proceeds from this offering in Renminbi terms. We estimate that we will receive net proceeds of approximately US$             million from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$             per ADS shown on the cover page of this prospectus. Assuming that we convert the full amount of the net proceeds from this offering into Renminbi, a 10% appreciation of the Renminbi against the U.S. dollar, from a rate of RMB             to US$1.00 to a rate of RMB             to US$1.00, will result in a decrease of US$             million of the net proceeds from this offering. Conversely, a 10% depreciation of the Renminbi against the U.S. dollar, from a rate of RMB             to US$1.00 to a rate of RMB             to US1.00, will result in an increase of US$             million of the net proceeds from this offering.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in the political and economic conditions and foreign exchange policies of China. In July 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Since July 2008, however, the Renminbi has traded within a narrow range against the U.S. dollar. As a consequence, the Renminbi has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. On June 20, 2010, the PBOC announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. It is unclear how this new policy may impact the Renminbi exchange rate going forward.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest rates for the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We had bank balances, consisting of cash at bank of US$63 million as of March 31, 2013 and US$38 million as of September 30, 2013. Bank interest income amounted to US$101,000 and US$44,000 in fiscal 2012 and for the six months ended September 30, 2013. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. However, China has recently experienced a significant increase in inflation levels, which may materially impact our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 4.8% and 5.9% in 2007 and 2008, respectively. While the consumer price index in China decreased by 0.7% in 2009, the consumer price index in China increased by 3.3% and 5.4% year-over-year in 2010 and 2011, respectively.

Recent Accounting Pronouncements

Newly adopted accounting pronouncements

In June 2011, the FASB issued an authoritative pronouncement to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity.

These amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued a further authoritative pronouncement, Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items out of Accumulated Other Comprehensive Income. Under the amendments, entities are required to present reclassification adjustments and the effect of those reclassification adjustments on the face of the financial statements where net income is presented, by component of net income, and on the face of the financial statements where other comprehensive income is presented, by component of other comprehensive income. In addition, the amendments require that reclassification adjustments be presented in interim financial periods. The amendments supersede changes to those paragraphs that pertain to how, when, and where reclassification adjustments are presented. The amendments in this authoritative pronouncement are effective for public entities for fiscal years beginning after December 15, 2011. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements. The Company has adopted this guidance on April 1, 2012 and has separately presented the consolidated statements of comprehensive income since that date.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The pronouncement permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company has adopted this guidance on April 1, 2012. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

In July 2012, the FASB has issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the pronouncement, entities testing indefinite-lived intangible assets for impairment would have the option of performing a qualitative assessment before calculating the fair value of the asset. If an entity determines, on the basis of qualitative factors, that the indefinite-lived intangible asset is not more likely than not impaired, a quantitative fair value calculation would not be needed. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Company will adopt this pronouncement on April 1, 2013 which will not have a material impact on its financial condition or results of operations.

In March 2013, the FASB issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.

For an equity method investment that is a foreign entity, the partial sale guidance still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment.

Additionally, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events.

The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. The Company does not expect the adoption of this guidance will have a material effect on its consolidated financial statements.

In April 2013, the FASB issued an pronouncement which indicated that an entity is required to use the liquidation basis of accounting to present its financial statements when it determines that liquidation is imminent, unless the liquidation is the same as the plan specified in an entity’s governing documents created at its inception. According to the ASU, liquidation would be considered imminent in either of the following situations:

a.	A plan for liquidation has been approved by the person or persons with the authority to make such a plan effective, and the likelihood is remote that any of the following will occur:

(1)	Execution of the plan will be blocked by other parties (for example, those with shareholder rights)

(2)	The entity will return from liquidation.

b.	A plan for liquidation is imposed by other forces (for example, involuntary bankruptcy), and the likelihood is remote that the entity will return from liquidation.

When applying the liquidation basis of accounting, an entity would initially measure its assets to reflect the amount it expects to receive in cash or other consideration. Under the liquidation basis of accounting, the entity would be required to recognize and measure previously unrecognized assets that it intends to sell during the liquidation (e.g., trademarks). The entity would present, separately from the measurement of the assets or other items anticipated to be sold in liquidation, the expected aggregate liquidation and disposal costs to be incurred during the liquidation process.

For public entities, the ASU is effective for fiscal years (and interim periods within those fiscal years) beginning on or after December 15, 2013. Early adoption will be permitted. The ASU should be applied prospectively from the beginning of the fiscal year of adoption. The Company does not expect the adoption of this guidance will have a material effect on its consolidated financial statements.

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB’s objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP.

The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows.

To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Company does not expect the adoption of this guidance will have a material effect on its consolidated financial statements.

OUR INDUSTRY

Healthcare Services Market in China

Overview

Healthcare services in China are provided primarily at hospitals, where patients visit for both in-patient and out-patient care. Physicians are typically employed by hospitals and work on the hospital premises. Healthcare institutions in China primarily consist of hospitals, community medical centers, public medical institutions, clinics and medical examination centers. Public hospitals accounted for 78.4% of total healthcare services revenues in 2012 although the number of hospitals is only a fraction of the total number of healthcare institutions in China, according to Frost & Sullivan. This is mainly due to the underdevelopment of primary healthcare in China, and because patients tend to go directly to large hospitals when sick without first using the community healthcare centers, which are designed as the primary healthcare providers in China. Most hospitals that serve the general public in China are owned or controlled by the government, including government agencies, state-owned corporations and the military. These public hospitals operate largely independently of each other and generally do not operate as groups of hospitals regionally or nationally.

China has a relatively underdeveloped healthcare infrastructure, which results in significant unmet demand for healthcare services in China. Due to the rapidly rising demand for healthcare services and the underdevelopment of public medical services, as well as favorable government policies encouraging private capital to invest in the healthcare services industry, the number of privately-owned medical institutions in China has experienced rapid growth in recent years. According to Frost & Sullivan, as a proportion of all medical institutions in China, privately-owned medical institutions increased from 24.9% in 2007 to 42.2% in 2012.

Health Insurance in China

China’s health insurance system is primarily run by the government. The PRC government has been building a universal insurance coverage plan which currently comprises three essential healthcare insurance schemes, including the mandatory urban employee basic healthcare insurance scheme, the voluntary urban resident basic healthcare insurance scheme and the voluntary new rural co-operative medical scheme. According to Frost & Sullivan, these three insurance schemes covered a population of 1,341 million in China by the end of 2012, representing 99% of China’s total population. However, the scope of the health insurance coverage is limited in China. Currently, among insurance schemes under the PRC government’s universal insurance coverage plan, only the mandatory urban insurance program provides coverage for both out-patient and in-patient expenses, while the other insurance programs only cover in-patient expenses and expenses for major illness. In addition, none of these insurance programs cover expenses for medical examination services. As a result, healthcare costs in China are primarily paid by individuals, as demonstrated from the large portion of out-of-pocket costs in total healthcare expenditures. Individual out-of-pocket costs accounted for 32.9%, 34.9% and 33.4% of healthcare expenditures in 2010, 2011 and 2012, respectively, according to Frost & Sullivan.

Source: Frost & Sullivan

Growth of Healthcare Expenditures

China’s total healthcare expenditures grew at a CAGR of 18.8% from RMB1,453.5 billion (US$234.0 billion) in 2008 to RMB2,891.4 billion (US$465.6 billion) in 2012, according to the NHFPC and Frost & Sullivan. Total healthcare expenditures are projected to grow from 2012 to 2017 at a CAGR of 13.2%, reaching RMB5,367.2 billion (US$864.2 billion) in 2017, according to Frost & Sullivan. Among the 12 countries with the highest GDP in 2011, China only ranked eleventh in terms of total healthcare expenditure as a percentage of GDP and healthcare expenditure per capita, which are the key indicators of resources allocated in healthcare services relative to a country’s wealth. The countries that rank higher in this comparison are developed counties with either a more advanced national health insurance system or a robust private health insurance system.

Sources: Frost & Sullivan, IMF World Economic Outlook database, World Health Organization Global Health Observatory Data Repository

Sources: Frost & Sullivan, World Health Organization

Key Drivers of the China Healthcare Services Market

The growth of China’s healthcare services industry has significantly benefited from China’s overall economic growth, increasing urbanization, aging population and favorable government initiatives.

Robust Economic Growth and Emerging Middle Class

China has one of the fastest growing economies in the world and is the world’s second largest economy. Along with robust economic growth, the income levels of Chinese citizens have experienced rapid growth.

According to Frost & Sullivan and the International Monetary Fund, or the IMF, China’s national average gross domestic product, or GDP, per capita increased from US$3,404 in 2008 to US$6,076 in 2012, representing a CAGR of 15.6%. As a result, a large and growing middle class has emerged in China. According to Frost & Sullivan, the number of individuals with annual disposable incomes from US$3,500 to US$21,000 was approximately 213.2 million in 2011 and will grow to 355.5 million in 2015.

Source: Frost & Sullivan Survey, Calculation and Analysis

Increasing Urbanization

Along with rapid overall economic growth and development, urbanization continues to accelerate in China. According to the NHFPC, the IMF and Frost & Sullivan, China’s urban population increased from 624.0 million in 2008 to 711.8 million in 2012, and the urban population as a percentage of the total population increased from 47.0% in 2008 to 52.6% in 2012. It is also projected that China’s urbanization rate will further increase to 62.4% resulting in an urban population of 866.5 million in 2017 according to the IMF, the NHFPC and Frost & Sullivan. Healthcare spending by urban residents accounts for the majority of healthcare spending in China. According to the NHFPC, healthcare spending by urban residents accounted for 76.3% of the total healthcare spending in 2012. We believe that increasing urbanization will improve accessibility to the China healthcare system and further drive the demand for healthcare services in China.

Aging Population

As of December 31, 2012, the population aged 65 and above in China was approximately 127 million, or 9.4% of China’s total population, according to the PRC National Statistic Bureau. The number of people aged 65 and above is expected to reach approximately 142.6 million by end of 2015, representing 10.1% of China’s population, which is largely attributable to the rising life expectancy in China. The increasing number of senior citizens in China, who have historically spent the most on healthcare among all demographic groups, is expected to drive demand for healthcare services in China.

Government Initiatives

The healthcare services industry is regulated by the NHFPC and other governmental agencies in China, and the development of this market is largely affected by government policies. In 2009, the PRC State Council announced a healthcare reform plan pursuant to which the government planned to invest RMB850.0 billion (US$128.8 billion) in the healthcare industry from 2009 to 2011 in order to improve the affordability and accessibility of healthcare services and products. These government initiatives that are related to the healthcare services industry include: (i) exempting private medical institutions from sales tax up to 5.5% of their revenues, (ii) lifting the 70% ownership restriction on foreign investment in healthcare services entities in China, (iii) expanding the scope of social medical insurance coverage to further reduce individuals’ out-of-pocket expenses on healthcare and to make healthcare services more affordable and (iv) establishing a basic healthcare network comprised of community healthcare centers. In 2010, the Chinese government issued new policies to encourage investment of non-governmental funds in the medical industry. In October 2013, the PRC State Council released guidelines to boost the healthcare services industry. These new government initiatives include relaxing the restrictions on non-governmental investment in the healthcare services industry, liberalizing the pricing of private medical institutions, and providing financial assistance to healthcare-related businesses. With the support of those government initiatives, China’s healthcare market is expected to be worth RMB8 trillion by 2020, according to the NHFPC and Frost & Sullivan.

Preventive Healthcare Services Market in China

Overview

Preventive healthcare services seek to detect and prevent diseases or injuries and improve the overall health condition and quality of life while lowering potential future healthcare costs. According to Frost & Sullivan, preventive healthcare services in China primarily consist of general medical examinations, vaccination programs, women and children care and other services. These services have historically been offered by various state-owned or government-led medical institutions that are closely regulated by the PRC government. In recent years, The PRC government has been gradually loosening its control over the medical examinations industry, which is the largest segment of the preventive healthcare services industry, as a result of which an increasing number of private service providers have entered the market and started offering medical examination services.

According to Frost & Sullivan, the market size of China’s preventive healthcare services industry was roughly RMB102.8 billion (US$16.6 billion) in 2012, and is expected to grow in the future. Future growth is expected to be attributable to a number of factors including the following:

•	Rising Prevalence of Chronic Diseases. The table below sets forth the growth in the prevalence of select chronic diseases in China from 2001 to 2012.

	Select Chronic Disease Prevalence in China
	2001	2012	Growth
	(in millions)	(in millions)	(%)
Hypertension	141	266	89
Diabetes	47	92	97
Hyperlipidemia	146	250	71

Chronic diseases have become a major healthcare spending in developed markets. According to the United States’ Centers for Disease Control, more than 75% of U.S. healthcare spending was on people with chronic conditions, and seven out of 10 deaths among Americans each year were people suffering from chronic diseases. A similar trend has been observed in China. According to the vice minister of the National Health and Family Planning Commission of the PRC, almost 80% of the deaths in China each year were people suffering from chronic diseases and the World Health Organization estimated that Chinese patients will spend more than US$500 billion for chronic disease treatment each year starting in 2015. The prevalence of chronic diseases, such as hypertension, diabetes and hyperlipidemia, has increased significantly. According to Frost & Sullivan, (i) the number of people in China suffering from hypertension and diabetes increased from 141 million and 47 million in 2001, respectively, to 266 million and 92 million in 2012, respectively and (ii) the number of people suffering from hyperlipidemia increased from 146 million in 2001 to 250 million in 2012. Currently, one out of five Chinese adults has at least one chronic disease. In the meantime, mortality rates from chronic diseases have been on the rise as a result of changes in life styles, including rising tobacco consumption and deteriorating environmental conditions. Mortality rates from cancer and cardiovascular diseases have increased substantially since 1990. According to Frost & Sullivan, in 2008, the number of new cases of the five most frequent cancers in China was approximately 1,869,000, as compared to approximately 806,000 of such cases in the United States, which indicated that China has great market needs in cancer screening.

•

Growing Health Awareness. With the rising incidence rates of cancer and other chronic diseases, more Chinese are recognizing the benefits of preventive healthcare services. In addition, more Chinese expect certain preventive healthcare benefits to be provided by their employers.

•	Government Policies. Favorable government policies also encourage corporations to provide preventive healthcare benefits by explicitly recommending an annual medical examination.

Major Providers of Medical Examination Services

According to Frost & Sullivan, there were approximately 5,900 medical examination facilities providing medical examinations and other related services in China in 2010, among which approximately 4,600 were public hospitals, approximately 500 were private medical examination service providers, and the remaining were other medical institutions. Public hospitals and private medical examination service providers dominated China’s medical examination market in 2010.

•

Medical Examination Departments of Major Public Hospitals. Major public hospitals operate medical examination departments that provide medical examinations for the public. Their competitive advantages include easy access to follow-up diagnosis and treatment options, medical expertise and a wider range of advanced diagnostic equipment and technology. Their services mainly target individual customers.

•

Private Medical Examination Service Providers. Private medical examination companies can be not-for-profit or for-profit companies that are independent of hospitals. Large private medical examination companies started as a supplementary option to the major public hospitals for consumers. However, as they emerged with comprehensive and customized service offerings, coupled with regional or nationwide presence and standardized quality of services, their services have become more appealing to both middle-class and wealthy individual customers as well as corporate customers with employees situated widely across China.

In 2012, China medical examination market revenue reached RMB46.4 billion and approximately 78.4% of total China medical examinations were conducted in public hospitals, according to Frost & Sullivan. However, recent trends have shown that private service providers have begun to increase their share of medical examination service market due to their customer-centric services, customized offerings, nationwide access, and other information technology-enabled features that are not often provided by the public hospitals. Also, according to Frost & Sullivan, private service providers are expected to expand their service offerings as the Chinese government relaxes access to the healthcare industry and encourages more private investment in the Chinese healthcare industry. The latest guidelines on boosting the healthcare service sector issued by the PRC State Council in October 2013, for the first time, clearly put forward the concept of “healthcare service system” which encompasses a wide range of healthcare services. According to Frost & Sullivan, the private preventive healthcare market was RMB7.2 billion (US$1.2 billion) in 2012, and is expected to grow to RMB28.5 billion (US$4.6 billion) in 2017 representing a CAGR of 31.9% from 2012 to 2017. See “— Private Preventive Healthcare Services Market — Key Drivers for Private Preventive Healthcare Services Market.”

Private Preventive Healthcare Services Market

Overview

The private preventive healthcare services market in China, which primarily focuses on medical examination services, is an emerging market with rapid growth in the past decade. The total market grew from RMB2.4 billion (US$0.4 billion) in 2008 to RMB7.2 billion (US$1.2 billion) in 2012, representing a CAGR of 31.3%, according to Frost & Sullivan. It is expected to continue to grow from 2012 at a CAGR of 31.9% and reach RMB28.5 billion (US$4.6 billion) by 2017. This market is relatively fragmented with hundreds of competitors. The major players are companies with multiple locations, either across China or regionally. The top five major players in terms of revenues in 2012 were all private enterprises. Private preventive healthcare services providers primarily target corporate customers and individual customers with medium to high income. Although individual customers are gaining weight in terms of revenue contribution, according to Frost & Sullivan, corporate customers accounted for approximately 80% to 90% of the medical examinations performed by private healthcare service providers in recent years.

Source:	Frost & Sullivan

In the United States and other developed countries, medical examination services are primarily provided by family practice physicians and are usually covered by medical insurance. Insurance companies designate the tests and procedures included in medical examinations based on their risk analysis for certain diseases according to various factors including age, gender and medical history of the insured, which may not be sufficient to serve for a disease-prevention purpose for individuals and preventive healthcare services are encouraged by health plans. In China, the demand for preventive care services has been rising continuously in recent years but markets are underserved. Although medical examinations are not reimbursed by medical insurance in China, as a result of a rising population of middle-class and wealthy individuals who pay more attention to disease prevention and improved employee benefits provided by large corporations, privately owned and operated medical examination centers have been emerging and growing fast in China. Individuals look to these medical centers for comprehensive medical examinations and other targeted disease screenings. With rising health awareness in China, we believe the private preventive healthcare market will continue to grow substantially in the future.

Key Drivers for Private Preventive Healthcare Services Market

The private preventive healthcare services market in China is expected to grow in the next three to five years due to the following factors:

•	Overall growth of China’s preventive healthcare services market, as discussed under “Preventive Healthcare Services Market in China — Overview”;

•

Significant unmet demand for preventive healthcare services due to the relatively underdeveloped medical infrastructure. According to Frost & Sullivan, the penetration rate of health examinations in China in 2012 was estimated to be 17%, whereas the rate in the United States, Japan and Germany was 71%, 72% and 97%, respectively;

•

Rising demand for customer-centric professional services with broader and easily accessible locations, attracting customers from the medical examination departments of public hospitals to private preventive healthcare services providers;

•

Employers’ rising concerns about employees’ health to improve overall productivity and reduce potential future medical expenses. Private preventive healthcare services providers allow employers to monitor the collective health of their workforce in real-time and thus tailor their internal health-related policies and programs accordingly;

•	Increasing demand from corporate customers for a single service provider with broad network coverage and standardized services;

•	New service offerings in disease screening including advanced functional tests, cancer screening and certain chronic disease screening offered by private preventive healthcare service providers;

•	Private preventive healthcare services providers’ strong sales and marketing efforts;

•

Physician’s ability to practice in multiple locations. Under China’s healthcare reform plan announced by the PRC State Council in 2009, physicians may gradually be allowed to practice, on either a full-time or part-time basis, at different medical institutions, including hospitals and clinics, which provides sufficient supply of highly-qualified physicians to the private medical institutions; and

•	Favorable government policies also encourage corporations to provide preventive healthcare benefits by explicitly recommending an annual medical examination.

Competitive Landscape of the Private Preventive Healthcare Services Market

The market is relatively fragmented, with approximately 500 private preventive healthcare service providers in 2012, according to Frost & Sullivan. The top five players in this market accounted for approximately 36.3% of the total market in terms of revenues in 2012, and iKang ranked number one in terms of total revenues in 2012, according to Frost & Sullivan.

According to Frost & Sullivan, the private preventive healthcare services market in China’s 12 leading cities including Beijing, Shanghai, Guangzhou, Shenzhen, Nanjing, Hangzhou, Chengdu, Suzhou, Chongqing, Tianjin, Changchun and Fuzhou represented 37% of the RMB7.16 billion (US$1,153 million) private preventive healthcare services market in China. These cities collectively represent the largest and most lucrative market in the country for private service providers because (i) most of the large corporate customers such as banks, insurance companies and multi-national companies that contribute the majority of revenues for private preventive healthcare services are located in these cities and (ii) these cities have populations with relatively higher educational backgrounds, health awareness and disposable incomes. According to Frost & Sullivan, iKang ranked number one in terms of total revenues in China’s private preventive healthcare services market in 2012.

BUSINESS

Overview

We are the largest provider in China’s fast growing private preventive healthcare services market, accounting for approximately 11.6% of market share in terms of revenue in 2012, according to Frost & Sullivan. Through our integrated service platform and established nationwide network of medical centers and third-party service provider facilities, we provide comprehensive and high quality preventive healthcare solutions including a wide range of medical examinations services and value-added services including disease screening and other services. Our customers are primarily corporate customers who contract us to provide medical examination services to their employees and clients and pay for these services at pre-negotiated prices. We also directly market our services to individual customers. In fiscal 2012, we delivered our services to approximately 1.9 million individuals in total, including the employees and clients of our corporate customers.

Chronic diseases are becoming more prevalent in China. According to Frost & Sullivan, the number of people with hypertension, diabetes and hyperlipidemia increased 89%, 97% and 71%, respectively, from 2001 to 2012. With the rising incidence of chronic diseases, more and more people are realizing the importance and benefits of preventive healthcare services. Currently, medical examinations are not typically covered by health insurance policies in China. Although the majority of medical examinations are still performed in public hospitals, an increasing number of customers are choosing private providers who offer quality services at affordable prices.

As of December 31, 2013, our nationwide network consisted of 42 self-owned medical centers, which contributed the majority of our revenue. Our self-owned medical center network covers 13 of the most affluent cities in China, namely Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou Changchun and Jiangyin. We also contract approximately 300 third-party service provider facilities which include selected independent medical examination centers and hospitals across all of China’s provinces, allowing us to penetrate markets where we do not have self-owned medical centers.

Our nationwide network offers a wide range of medical examination services and provides a “one-stop” solution to our corporate customers which have a broad geographic footprint in China. As a single point of contact for our corporate customers, we provide consistent and high quality services to their employees and clients in different locations and reduce their administrative burden. We also provide our customers with professional consultation and medical referrals for additional as-needed diagnosis or treatment. Our centers are independent of hospitals and located in prime urban locations with an average size of 2,500 square meters. Equipped with advanced equipment and staffed with experienced medical professionals, each center provides a comfortable and friendly environment to our customers.

In fiscal 2012, we generated 83.2% of our net revenues from corporate customers, and the remainder from individual customers. In fiscal 2012, we served approximately 1.7 million individuals from approximately 11,200 corporate customers in various industries including financial services, telecommunications, retail, consumer goods and information technology, as well as approximately 206,000 individual customers. We served 71 of the 100 largest Chinese companies in 2012 as ranked by Forbes, including the ten largest commercial banks, as well as many other blue-chip Chinese companies. We also serve many large multinational companies in China, including 189 of the companies ranked in the 2013 Fortune Global 500. Among our top 50 customers in fiscal 2012, 90% have been our customers for more than four years. In addition, to cater to the increasing demand for even more extensive and higher quality medical services from China’s growing population of high-net-worth individuals, we opened two high-end medical examination centers under our iKang Evergreen brand in Nanjing and Beijing in September and December 2013, respectively.

We believe that we are at the forefront of the industry with our proprietary centralized information technology platform. We operate an online and telephonic health management and consultation system which provides our customers with convenient and hassle-free access to our nationwide network. We integrate third-party service providers into our network through customer scheduling and payment systems. Our information technology systems (i) allow individuals online and mobile access to their medical examination results and analytical tools that help them better understand their health conditions, (ii) enable corporate customers to monitor and analyze aggregated anonymous health data with respect to their employees, and (iii) enable us to track our operations and internal performance metrics which help us prioritize our marketing and sales efforts.

We have grown rapidly since our inception through both organic growth and strategic acquisitions. The number of our self-owned medical centers has grown from one in 2006 to 42 as of December 31, 2013. We have expanded our customer base from approximately 5,200 corporate customers in fiscal 2010 to approximately 11,200 corporate customers in fiscal 2012. The number of our corporate customer was 12,500 for the six months ended September 30, 2013. Total customer visits increased from approximately 1,067,000 in fiscal 2010 to approximately 1,381,000 in fiscal 2011 and to approximately 1,931,000 in fiscal 2012, representing a CAGR of 34.5%. From fiscal 2010 to fiscal 2012, our net revenues grew from US$68.2 million to US$133.9 million, representing a CAGR of 40.1%. Our net revenues reached US$97.1 million for the six months ended September 30, 2013.

Competitive Strengths

Our key competitive strengths are:

Unique business model addressing the increasing demand for preventive healthcare in China

Our unique business model addresses the increasing demand for high quality services and a satisfactory customer experience in the preventive healthcare industry in China. With environmental and lifestyle changes in China, an increasing number of people are suffering from chronic diseases such as cancer and more and more people are recognizing the benefits of preventive healthcare programs. In addition, favorable government policies, including the Master Plans on Promoting the Development of the Healthcare Services Industry announced in October 2013 which recommends that employees be given annual medical examinations, have also encouraged corporations to provide greater healthcare benefits to employees.

We have successfully marketed our value proposition to a large number of corporate customers as well as individual customers. Compared with a public hospital at a single location, we are able to offer a more comprehensive examination menu at competitive prices, and provide an affordable “one-stop” service to our corporate customers who contract us to provide healthcare services to their employees and clients across the country. We are also able to provide our customers with satisfying experiences by providing customized services, streamlined processes, access to advanced equipment, a comfortable environment, customer services-oriented staff and greater privacy, characteristics which are highly valued by our corporate and individual customers.

Leading position in a fast growing market

We were one of the earliest entrants into China’s private preventive healthcare services market. We opened through acquisition our first self-owned medical center in 2006 and in 2007, we acquired the first privately owned medical examination center in China. We have since expanded our network through organic growth and strategic acquisitions and operated 42 self-owned medical centers as of December 31, 2013. According to Frost & Sullivan, in 2012, we were the largest provider of private medical examination services by revenue both nationally and in four tier-1 cities, namely Beijing, Shanghai, Guangzhou and Shenzhen. Our long operating history coupled with our established reputation provides us with advantages in retaining our leading market share, evidenced by our large and growing customer base, increasing penetration within existing accounts and high retention rate among our major corporate customers.

We have also established a national network, with a strategic focus on tier-1 cities and eight selected tier-2 cities, to satisfy the demands of our client base. We believe the tier-1 cities and selected tier-2 cities covered by our network represent large and attractive opportunities for us as these cities account for 37% of China’s private preventive healthcare service market, according to Frost & Sullivan. Our extensive coverage makes us attractive to large corporations with nationwide operations, enhances our brand recognition and provides us with a significant advantage over our competitors in establishing new centers and winning new customers. Our self-owned medical centers are complemented by our cooperative relationships with third-party service providers across China, which enable us to provide our customers with cost-efficient access to consistent and quality services across a wide geographic area.

Successful track record of acquisition integration and new center development

We have grown our business through strategic acquisitions of businesses and assets and through the development of new centers. As of December 31, 2013, we constructed 19 of our 42 self-owned medical centers and acquired the remaining 23 through strategic acquisitions. Strategic acquisitions provide timely market entry into a new market and our strong brand name and reputation make us the preferred buyers in the fragmented private medical examination market. We apply a set of rigorous criteria, including the center’s location, the size of the facility, rental cost and potential acquisition price, to determine whether to build a new center or to acquire an existing business.

According to Frost & Sullivan, there were approximately 500 private preventive healthcare service providers in the market in China in 2012, which provides ample acquisition opportunities for us to expand our network. We have been able to successfully integrate our self-constructed and acquired new centers due to our strong management guidance, standardized internal procedures for the development of new centers and scalable information systems that readily adapt to the data requirements of additional centers. Due to our disciplined acquisition criteria as well as experienced integration team, our new centers typically achieve profitability within one to two years.

Large and loyal customer base built on our recognized brand name and supported by our multiple sales channels

We maintain a large and loyal customer base comprised of corporate and individual customers. In fiscal 2010, 2011 and 2012, we had approximately 5,200, 7,100 and 11,200 corporate customers, covering approximately 936,000, 1,243,000 and 1,725,000 individuals, respectively, and approximately 131,000, 138,000 and 206,000 individual customers, respectively. Our customer base includes 71 of the 100 largest Chinese companies in 2012 as ranked by Forbes in various industries including the financial services, telecommunications, retail, consumer products and information technology industries, among others. The retention rate of our top 50 corporate customers reached 95% in fiscal 2012. Among our top 50 customers in fiscal 2012, 90% have had business relationships with us for more than four years.

We believe that our “iKang” brand is a well-established brand in all markets in which we have a presence. Our integrated and quality services as well as our nationwide coverage have enabled us to achieve significant brand recognition among our existing and target customers. We were named the top medical examination company in China for five consecutive years since 2008 in surveys conducted by 39.net, a popular health information web portal in China.

We utilize multiple sales and marketing channels to enhance our brand awareness and build on our strength in the market. Our main sales and marketing channel is the direct promotion to the human resources departments of corporations by our 677 person sales team in 16 cities.

In addition, we conduct mass market promotions through online, telephonic and other advertisement channels. We have grown our online sales from approximately US$184,000 in fiscal 2011 to US$4.1 million in fiscal 2012, mainly through our own website and China’s top e-commerce websites such as Taobao. Our online sales amounted to US$3.8 million for the six months ended September 30, 2013. We also provide year-round promotion activities, such as medical examination gift cards on our website.

Sophisticated proprietary information technology systems

We believe that we are at the forefront of the industry with our proprietary centralized information technology platform. Our platform includes a convenient and integrated health management website and a call center, both of which operate 24/7 to allocate healthcare service requests to providers, and efficient work-flow management systems installed in each of our self-owned centers.

We maintain electronic medical records for our customers to provide them with easy access to their health information. Our electronic customer health records serve as the foundation of our healthcare management services and include interactive analytical tools that promote the cross-selling of our services. We customize our medical examination services for our customers by offering health risk assessments prior to tests, as well as post-testing consultations and health monitoring, both online and by telephone. By using electronic medical records, customers are allowed online and mobile access to their medical examination results and analytical tools that help them better understand their health conditions.

Our centralized, real-time system monitors each center’s daily performance and provides timely responses by internet and telephone to customers’ questions and comments and improve overall customer satisfaction. Our system is highly scalable to support our expanding network and facilitate integration with third-party service providers. We also utilize our system to manage customer traffic across centers to optimize utilization management.

All of our centers provide Wi-Fi for free internet access to our customers. We also engage our customers in order to enhance their health awareness through the use of increasingly popular social media applications.

Experienced management team with strong industry expertise and successful track records

We are led by a strong and dedicated management team of experienced professionals with complementary skill sets in the healthcare, finance, marketing and information technology sectors. Several of our senior executives have experience as managers of companies publicly listed in China and the United States. Mr. Ligang Zhang, our founder, chairman and chief executive officer, holds a Master’s degree in genetics from Harvard University and was the co-founder and former chief executive officer of NASDAQ-listed eLong.com, the second largest Internet travel service company in China. He was also formerly head of product development at NASDAQ-listed Sohu.com. Feiyan Huang, our chief operating officer also held a senior position as vice president of sales and marketing at eLong.com and has 14 years of experience in sales and marketing. Since the inception of iKang, she has held various positions including vice president of sales and marketing, general manager for Beijing, Shanghai and Shenzhen operations and chief marketing officer. Yang Chen, our chief financial officer, has more than 14 years of financial management experience including extensive experience with U.S. GAAP and internal controls over financial reporting. Prior to joining iKang, Mr. Chen was vice president of Finance & Strategy at Campbell Soup Asia. Mr. Chen holds an EMBA from Olin School of Business at Washington University in St. Louis. The majority of our core management team has been with us since inception and has provided the executive leadership and consistency necessary for our profitability and growth.

Business Strategies

Our goal is to further strengthen our leading position in the private preventive healthcare services market in China and to continue to gain market share from the public sector by differentiating our platform of preventive healthcare services from those provided by public hospitals. In the long run, by leveraging our growing network of medical centers, well-recognized brand name, large and loyal customer base, established demographic and disease information database and sophisticated proprietary information systems, we plan to extend the reach of our service offerings to other healthcare services and ultimately establish our company as a leading healthcare management service provider in China. We intend to achieve our goal by implementing the following strategies:

Expand the breadth and depth of our services platform

We plan to expand the breadth and depth of our services platform and offerings to include more high-end preventive healthcare services and expanding into complementary and adjacent areas of preventive services. Increasing health awareness, rising disposable income as well as a dramatic increase in cardiovascular disease and cancer in China in recent years have led to increased demand for high-end medical preventive services. Under our high-end brand, iKang Evergreen, we plan to cater to high-net-worth individuals who increasingly value preventive healthcare services and who place a premium on receiving the most comprehensive and state-of-the-art health-checkups in a comfortable environment. In addition to regular checkup services, we offer screening services at our high-end centers that are not readily available at most medical institutions in China, including MRI scans, multi-slice CT screening and various cancer tests and genetic marker evaluations. Our fully-automated systems at these centers allow us to offer same day testing and results. Our high-end iKang Evergreen centers also feature more upscale and comfortable environments and allow customers greater privacy, customized services and more individual attention. We currently operate two iKang Evergreen centers in Nanjing and Beijing. We are planning to open additional centers in tier-1 cities as part of our growth plan. We also plan to arrange for international experts from world-renowned institutions and teaching hospitals to pay regular visits to our iKang Evergreen centers and provide second opinions and U.S. doctor referral services.

Leveraging our existing services infrastructure, customer base and brand recognition, we plan to build upon our platform and expand into adjacent areas such as dental services to increase revenue per customer and improve operating efficiency. According to Frost & Sullivan, the dental services market in China was worth RMB4.0 billion (US$644.0 million) in 2012. We currently provide dental checkup as part of the medical examination package in all of our medical centers and provide dental treatment services under our “iKang Dental” brand in nine of our medical centers. We plan to further grow our dental services and provide dental treatment services at more of our medical examination centers, which will improve the utilization of our centers and create additional revenue opportunities.

Continue to expand our nationwide network coverage

We intend to further strengthen our market position, enhance the attractiveness of our nationwide network, and capture new market opportunities by expanding our network of self-owned medical centers. In tier-1 cities such as Beijing, Shanghai and Guangzhou, we intend to increase our presence in the premium market by establishing additional centers under our iKang Evergreen brand, while continuing to construct or acquire new centers under our iKang brand to maintain our leadership position. We believe in tier-2 and tier-3 cities, the demand for preventative healthcare services is growing rapidly and markets are underserved. We plan to expand our network by developing additional centers in cities where our current centers are not able to satisfy demand, as well as penetrating into new cities where we currently do not have a presence.

We establish new centers either through construction or through acquisition. With nearly ten years of operating experience and market intelligence gathered by ourselves and our third party services providers, we have accumulated in-depth knowledge in identifying and acting upon opportunities. We plan to further leverage our insight and selectively acquire existing providers or their assets, as an effective means of expansion. We have developed a rigorous set of criteria that help us to identify attractive medical centers for acquisition. We believe acquisitions will help us penetrate new markets more efficiently and quickly as we leverage the local knowledge and customer base of the acquired business. We plan to establish a network of medical centers and high-end medical centers under the iKang Evergreen brand which, together as a platform, will be able to address the demand for both premium and regular services across China.

Expand our existing customer base and attract new customers

We plan to further grow our customer base by offering differentiated services to our corporate customers and individual customers. Corporate accounts from large multinational and domestic corporations will continue to be the cornerstone of our business in the near term. Through the efforts of our experienced 677 person sales team, we plan to continue marketing our value proposition to corporate human resources departments and corporate decision makers. In addition, many of our largest corporate customers use our services for their clients as part of the value-added services in their marketing efforts to enhance their client relationships. By holding educational seminars to our corporate customers, we raise their health awareness, increase the participation rates in corporate checkups and offer the opportunity to utilize our higher value services in larger amounts. Furthermore, an increasing number of the employees and clients of our corporate customers have purchased additional services for themselves and their family members.

We plan to enhance our efforts to attract individual customers, whom we typically charge a higher price and derive higher margins from. We intend to broaden our individual customer base by marketing our services to individual customers seeking a more extensive service approach to healthcare. Our high-end medicial centers under our “iKang Evergreen” brand specifically target high-net-worth individuals who seek extensive and high-quality preventive healthcare services.

We also plan to further utilize multiple sales and targeted marketing channels, including our direct sales force, websites, call center and advertising, as well as innovative and interactive new media channels including Microblog and Wechat, to attract individual customers who are not covered by corporate plans or who are corporate customer employees willing to purchase additional services beyond those paid for by their employers. Such sales to individual customers typically generate higher margin than our standard corporate medical examination plans.

Further upgrade our service standards to enhance customer experience

We believe that our success hinges on our efforts to meet and exceed customer expectations for the quality of our services. We plan to continue to invest in and upgrade our medical equipment and provide more accurate and time-efficient services to our customers. We intend to introduce a quality assurance system similar to that of the hospitality industry in order to measure service quality, further standardize operating procedures and improve service levels across all of our medical centers. To this end, we (i) have added standards for staff interaction with customers to our standard operating procedures, (ii) are developing standardized decoration schemes for our centers and (iii) collect customer feedback through a variety of methods including customer surveys, monitoring online forums and frequent interaction between our center managers and end customers as well as between our sales staff and the human resources personnel responsible for our corporate accounts.

With respect to quality assurance, our call center system, iKang Holding’s healthcare service management and iKang Beijing Jianguomen’s medical examination services are ISO-certified. We intend to further improve our internal performance benchmarking system and provide better training in order to achieve more concrete medical results such as further improving our diagnosis accuracy rate.

Continue to develop technology-enabled health management solutions and improve operational efficiency

We intend to utilize our information technology platform to strengthen our leadership in technology-enabled preventive health management in China. We offer corporations and individuals a convenient and interactive information technology platform to access medical reports and data that is not often provided by public hospitals. We plan to further develop our current online health records and data system into a comprehensive preventive health management system, allowing customers to manage and track all aspects of their health, wellness and lifestyle including risk assessments, health recommendations, potential medical consultations and other related services offered by iKang, its affiliates and partners. We also plan to further upgrade our mobile Internet services, which are now available through smartphone apps as well as new social medial channels such as Wechat, to provide more convenient and real-time reservation, reporting and retrieving services. We believe our initiatives in information technology will enhance our customer experiences and help retain customers, which is key to retaining and enlarging our customer base.

In addition, we will further enhance our data management and analysis system and better utilize the disease and demographics information we have accumulated. We expect such efforts to help our doctors identify potential issues and offer better solutions and value-added services for our customers. We have also set up standard guidelines for our doctors in providing consultation services and other value-added services.

We will continue to develop our information system infrastructure, which is critical to the management of our business as we increase our network of medical centers and number of customers. We plan to enhance the integration of our nationwide network of third-party service providers through both contractual requirements to use our payment systems and cooperative solutions such as providing them with our proprietary software for storing and analyzing the results of medical examinations. Internally, we plan to further analyze both our customer flow at each of our self-owned medical centers and our pricing strategies to ensure that each center continues to increase its operational efficiency. We expect this upgrade to increase efficiencies and allow us to better capture opportunities in the market. We also plan to further invest in financial data and analysis tools to provide us with more detailed metrics to evaluate the financial performance of our medical centers.

Our Services

Through our integrated service platform, we offer comprehensive healthcare management solutions including:

•

medical examinations, which normally cover, among others, the following basic examination items: internal, gynecology, ophthalmology, ENT, dental, lab tests, electrocardiogram, ultrasound and X-ray; and

•	value-added services at selected medical centers including:

(i)	disease screening focusing on cancer screening, cardiovascular disease screening, certain chronic disease screening and functional medicine testing;

(ii)	dental care including oral health, pediatric dentistry, cosmetic dentistry, orthodontics and dental implants;

(iii)	outpatient services such as acupuncture, Chinese medicine, gynecology, internal medicine, obstetrics, ophthalmology, pediatrics, urology and minor surgery; and

(iv)	on-site healthcare management or clinics at certain locations wherein we assign small medical teams to provide scheduling services or operate primary care clinics on the premises of a customer.

Our medical examination services for our customers typically involves a registration process followed by a consultation with doctors. After the consultation, examinations and blood tests which required to be done on an empty stomach are performed. We then draw blood for lab tests and provide breakfast for our customers. Our customers then undergo the remaining examinations, which may include cardiogram, internal, X-ray, dental, vision and hearing. For our corporate customers, we upload examination reports online or deliver hard copies to them, and for individual customers, we notify the customers to pick up the examination reports or upload the report online for their review.

We provide services through our nationwide network of self-owned medical centers and the facilities of third-party service providers. We integrate the scheduling of and payment for services provided by third-party service providers through our online and telephonic healthcare management and consulting system which allows the employees or clients of our corporate customers and individual customers to make reservations online or by phone for (i) medical examination services at our 42 self-owned centers and approximately 300 third party service providers in approximately 140 cities and (ii) outpatient services at four of our self-owned medical centers and dental treatment at nine of our self-owned medical centers.

We integrate our medical examination and disease screening services across our nationwide network by offering online or telephone discussion of health risk assessments. We also provide nationwide health consultation and medical concierge services through our online and telephonic healthcare management and consulting system. Patients can pay for online consultations, telemedicine, disease monitoring and second opinions through our online system.

Our Self-Owned Medical Centers

As of December 31, 2013, we owned and operated an extensive network of 42 medical centers located in 13 of China’s most affluent cities. Our self-owned medical centers are typically located at prime locations, including areas that are adjacent to financial and commercial centers or otherwise easily accessible by our customers. The following table shows certain information about our network of self-owned medical centers by geographic location.

		Medical Center	Year Acquired(1) or Constructed
Beijing
	1	iKang Beijng Ritan	Acquired in 2006
	2	iKang Beijing Lidu	Acquired in 2007
	3	iKang Beijing Jianguomen	Constructed in 2008
	4	iKang Beijng Zhongguancun	Constructed in 2008
	5	iKang Beijing Kunming Lake	Acquired in 2008
	6	iKang Beijing Yansha East	Acquired in 2008
	7	iKang Beijing Xuanwumen	Constructed in 2010
	8	iKang Beijing Xinei	Constructed in 2012
	9	iKang Beijing Jun’an	Constructed in 2013
	10	iKang Beijing Yayun	Constructed in 2013
Shanghai
	11	iKang Shanghai Gubei	Acquired in 2007(2)
	12	iKang Shanghai Pudong Avenue	Acquired in 2007(2)
	13	iKang Shanghai Xikang Road	Acquired in 2007(2)
	14	iKang Shanghai Yangpu	Constructed in 2008
	15	iKang Shanghai Lujiazui	Acquired in 2010
	16	iKang Shanghai Jing’an	Acquired in 2012
	17	iKang Shanghai Zhonghuan	Acquired in 2012
	18	iKang Shanghai Yan’an East Road	Constructed in 2012
	19	iKang Shanghai Yan’an West Road	Constructed in 2012
	20	iKang Shanghai Jianwei	Acquired in 2012
	21	Shanghai Yuanhua Clinic Co., Ltd.	Acquired in 2013
Shenzhen
	22	iKang Shenzhen Nanshan	Acquired in 2007
	23	iKang Shenzhen Luohu	Acquired in 2008
	24	iKang Shenzhen Futian	Acquired in 2011
	25	iKang Shenzhen Kefa	Acquired in 2013
Guangzhou
	26	iKang Guangzhou Huanshi East	Acquired in 2007(2)
	27	iKang Guangzhou Tianhe(3)	Constructed in 2008
	28	iKang Guangzhou Wokang	Acquired in 2012
Nanjing
	29	iKang Nanjing Xinjiekou	Acquired in 2008
	30	iKang Nanjing Gulou	Acquired in 2011
	31	iKang Nanjing Aoyang(4)	Acquired in 2013
Chengdu
	32	iKang Chengdu Waishuangnan	Constructed in 2009
	33	iKang Chengdu Jinjiang	Constructed in 2012
Hangzhou
	34	iKang Hangzhou Xixi	Constructed in 2010
	35	iKang Hangzhou Wenhui	Constructed in 2012
	36	Hangzhou Aibo	Acquired in 2013
Fuzhou
	37	iKang Fuzhou Gulou	Constructed in 2011
Tianjin
	38	iKang Tianjin Heping	Constructed in 2012
Chongqing
	39	iKang Chongqing	Constructed in 2012
Suzhou
	40	iKang Suzhou	Constructed in 2012
Changchun
	41	iKang Changchun	Acquired in 2012
Jiangyin
	42	iKang Jiangyin	Constructed in 2013

(1)	“Acquired” in this table and in this Business section refers to either gaining effective control through contractual arrangements or ownership through share purchase of the operating subsidiary by our affiliated PRC entity. See “Our History and Corporate Structure.”

(2)	We gained control of these four centers through our agreements with iKang Holding as described in “Our History and Corporate Structure.” Their construction dates were 2004, 2007, 2000 and 2005, respectively.
(3)	iKang Guangzhou Tianhe is iKang Guangzhou Huanshi East’s outlet under separate operations.
(4)	iKang Nanjing Aoyang is a medical examination centers under our iKang Evergreen brand.

Our self-owned medical centers primarily offer a wide range of medical examination services. A customer undergoing a medical examination at our medical centers receives additional professional consultation and, if needed, medical referral services.

A typical iKang medical center occupies 2,500 square meters and has the capacity to perform approximately 350 medical examinations per day. In measuring the maximum capacity of each of our self-owned medical centers, we take into account the fact that certain medical examinations can only be scheduled during limited hours in the morning and a number of other factors including center size, the number of examination rooms, the number of medical equipment and medical staff. In fiscal 2010, 2011, 2012, our self-owned medical centers performed approximately 1.0 million, 1.3 million and 1.8 million medical examinations, respectively. For the six months ended September 30, 2013, our self-owned medical centers performed approximately 1.2 million medical examinations. Each of our medical center is equipped with x-ray and ultrasound machines.

In 17 of our medical centers, we maintain a VIP area where we offer our higher billing customers a more comfortable, spacious and private environment and shorter waiting time as well as personal guidance during the entire examination process.

In September and December 2013, we opened two high-end medical examination centers under our iKang Evergreen brand in Nanjing and Beijing, respectively, targeting high-net-worth individuals. Our iKang Evergreen centers feature more upscale and comfortable environment and allow customers greater privacy, customized services and more individual attention. We provide in our iKang Evergreen centers comprehensive and state-of-the-art medical examination services using advanced equipment.

We centralize many of the functions of our medical centers including procurement of major equipment and consumables, sales and marketing (national and regional) and online scheduling.

We operate centralized laboratories in each city in which we operate. In addition to an annual certification from the local health bureau, we have invested in certain items of laboratory equipment that we believe entitle us to apply to the College of American Pathologists for accreditation and the International Organization for Standardization (ISO) 15189:2007 standard for medical laboratories.

We measure the success of our medical centers and their staff primarily by quality control measures, customer satisfaction and financial performance. Our corporate level management supervises the centers through announced and unannounced personal visits, constant communications with center management and through our own management software and systems.

Our Third-Party Service Providers

In order to better serve our customers, especially those corporate customers with a nationwide presence, we work with approximately 300 medical examination centers, third-party hospitals and outpatient clinics to provide (i) medical examinations or disease screening services in locations that complement those that we provide or that are more convenient to our customers by virtue of their geographic locations, and (ii) inpatient care, outpatient services, specialized testing or dental care that we do not provide. We primarily utilize the services of our third-party service providers when our corporate customers request services in locations where we do not operate our self-owned medical centers. We pay service fees to such service providers based on the number of medical examinations and services they perform for our customers.

We carefully select our third-party service providers based on reputation, recommendations from customers and our own assessment of the quality of the institution and staff. Minimum selection criteria include the appropriate licenses and agreement to follow our pricing policy, billing procedures and billing systems. We also require our partners to have a system to handle complaints and to have persons assigned as liaisons to us at multiple levels. We carefully monitor feedback from our customers on the services provided by third-party service providers.

Quality Control and Risk Management

The quality of our services is critical to our business and our brand and is key to our continued growth and success. As such, we place great emphasis on quality control and have an established quality control system throughout our self-owned medical centers. By adopting standardized procedures, we have been able to maintain consistent quality and to apply our accumulated experience to doctor and supporting staff recruitment and retention, supplier selection, customer satisfaction and general business management practices. A quality control manager at our headquarters periodically assembles teams made up of marketing and technical personnel to conduct both by-name and anonymous surveys of customers, which help identify opportunities for continued improvement with regards to various aspects of each center’s operations. The results of the surveys are shared with staff members, and improvement plans are implemented and integrated into staff development efforts. Each medical center is certified annually by the local health bureau either through an on-site inspection or through administrative approval by means of forms that we submit, and each lab is inspected annually by the local health bureau.

We apply rigorous selection criteria in choosing third party service providers. We monitor the service quality of our third party service providers primarily through the feedback that we actively solicit from our customers and through frequent visits in the context of directly assisting our customers in various capacities when they use third party service providers.

We have established a customer complaint management system which generally requires (i) urgent complaints and major complaints to be responded to within an hour and resolved within 24 hours and (ii) other complaints to be responded to and resolved within one business day. We had a customer service team of 408 full-time employees comprised of personnel at our call center and onsite at our medical centers as of December 31, 2013 and one of their functions is to address customer complaints on a 24/7 basis. Our quality management center, VIP service center, project execution department, product department, sales department, health examination clinics and the medical service provider department, as applicable, work with our customer service team to resolve complaints in a timely and effective manner by following our complaint-processing procedure.

We have implemented a confidential information security policy which requires, among others, (i) all of our employees to keep all customer data confidential and to receive mandatory training on our information security policies; (ii) to adopt security measures in the transmission, storage and disposal of customer data; (iii) access to customer data to be given only to employees who require such access to carry out his or her work assignment, and all hardcopies and electronic copies of such customer data to be removed upon the completion of the relevant work assignment; (iv) customer data to be used only for the purpose of providing services to the customers themselves and for research purposes, in which case, on an anonymous basis; and (v) that all of our vendors and consultants who need to have access to our customer data shall go through background checks and sign written contracts which impose obligations to comply with our information security policies, and such access shall be terminated immediately upon the completion of the relevant assignment.

We have also established various measures to ensure our network and data security, including (i) a web application firewall system to block attacks and unfriendly access from external sources and to prevent the loss of data; (ii) a database auditing system to monitor and analyze all internal data access requests and to identify and deny suspicious data access requests; (iii) an Internet access gateway at each of our clinics to control and ensure the security of data exchange between the clinic and our central database; and (iv) Internet gateways and firewalls to restrict access to external network from our internal computer network.

Online and Telephonic Healthcare Management and Consulting System

Located at our Beijing headquarters and Shanghai headquarters, our call center includes 150 seats equipped with a modern computer telephony interface system that has been certified to ISO 9001 standards and that interconnects with our customer relationship management, management information and enterprise resource planning systems. We operate the center using one nationwide hotline for which callers are only charged for the cost of a local call. As of December 31, 2013, our call center employed approximately 58 personnel comprising (i) operations personnel who answer calls and communicate with customers and provide consultation services through our online dialogue system, make appointments for medical examinations and outpatient care and receive customer feedback; (ii) supporting staff responsible for quality control, complaints, hiring, training, data analysis and nationwide scheduling of support to all centers; and (iii) staff who serve third-party service providers including taking and confirming orders, following up on overdue payments, managing data, settlement and remote area service.

Technology and Infrastructure

Our information technology systems serve our customers and ensure the increased efficiency of our business by monitoring each center’s performance, refining resource allocation, responding to changes in geographic markets, tracking consumption patterns and proactively directing customers to certain locations and services. We have a highly scalable and advanced information technology infrastructure designed to satisfy the requirements of our operations, to support the rapid growth of our business and website traffic and to ensure the reliability of our operations as well as the security of customer information. The main components of our technology architecture include the following:

Privacy and Security of User Data. We store customer data on a limited number of servers which have industry standard authentication mechanisms and which are maintained by our own information technology staff. When customers access their health information online, they do so through a password-protected encrypted website.

Tailored Customer Program and Interface. We offer corporations and individuals a convenient and interactive information technology platform to access medical reports and data. In particular, we have designed an interface where corporate customers can view trends and statistics about their employees’ health conditions on an aggregated and anonymous basis, while individual customers can retrieve their personal health information. Our information technology system allows us to combine a sophisticated in-depth results analysis to monitor an individual customer’s health condition with professional personal medical recommendations.

Servers and Bandwidth. We own over 40 servers which are currently located in leased space within the Beijing Internet data center of a third-party content distribution network, or CDN, provider. Our CDN provider provides us with access to bandwidth from China Telecom and China Unicom, two of China’s three major telecommunications carriers. We do not have a separate agreement for mobile bandwidth. Our CDN provider provides the leased space for our servers and the Internet connectivity, but the servers are maintained by our information technology staff. The CDN provider has no access to their contents. Our disaster recovery plan works on two levels: (i) real-time movement of data to other host servers if necessary or (ii) complete system restoration using backup files that are created weekly and stored separate from the servers where the data originated.

Integration with Third-Party Service Providers. The degree of systems integration between our third-party service providers and us varies. All our third-party service providers access patient scheduling data using a booking system we designed functions similar to an online travel website. Selected providers participate in an online electronic settlement system for sending payment requests to us. We have provided certain modules of our systems such as the software for collecting medical examination results to selected providers. The complete integration of medical records and test results held by third-party service providers into our systems is currently significantly limited by privacy regulations promulgated by the NHFPC and local health bureaus, in particular in Guangdong province.

Performance Management and Revenue Maximization. Our information technology system provides valuable data for management to monitor, evaluate and make important business decisions on a timely basis. It also enhances our ability to manage our overall operation and therefore allows us to maintain product and service quality and consistency while growing rapidly. We manage customer traffic across our medical centers to maximize overall occupancy and enhance our customer satisfaction by improving appointment efficiency and accuracy. We also monitor the consumption of consumables as part of our centralized procurement system. Our system allows our management to centrally control pricing across our network. We track industry-wide pricing information to determine our pricing structure across products, locations and seasons to enhance revenues by optimizing daily occupancy.

As of December 31, 2013, we employed 27 full-time engineers based at our headquarters to operate our network infrastructure, and each self-owned medical center employed one to three information technology staff depending on center size. We believe that these intelligent systems and our sophisticated online health records increase the stickiness of our services and help us convert customers who first come to us under corporate accounts into additional individual paying customers.

We rely on the intellectual property laws and confidentiality agreements with our employees, customers, third-party service providers and others to protect our proprietary rights. We have registered 11 copyrighted software programs that we developed ourselves for managing our operations. In addition, we entered into a confidentiality agreement with each of our employees pursuant to which prohibit our employees from disclosing any confidential information concerning our proprietary technology.

Sales and Marketing

We have a professional and experienced sales team of 677 personnel targeting mid to large size corporate customers. Our sales force is organized by geographic region, industry and customer type such as multinational companies, PRC state-owned entities, private-owned enterprises and government agencies. We have multiple sales and marketing channels including:

Direct Sales Force. The majority of our sales and marketing is conducted through highly targeted marketing initiatives, including direct contact between our representatives and customers’ key decision-makers. We devote considerable attention to educating the human resources staff of our target customers on the value of our various service offerings to their employees. Meanwhile, we allocate significant sales resources to develop and maintain certain key account customers and customers in certain industries such as banking and insurance. We have established a comprehensive and effective management, training, compensation and promotion system for our sales and marketing team, which has helped ensure and improve the effectiveness of our sales and marketing activities.

Intelligent Monitoring Systems. Depending on a customer’s test results, we market certain follow-up health tests to the customer via our online system. We also monitor how frequently a person undergoes examinations and testings, and our system will send automated reminders if and when another examination or testing is medically recommended.

Advertising. While the quality of our services is the cornerstone of our business and has enabled us to achieve significant brand recognition among our existing and target customers, our cost-efficient advertising also helps enhance our brand awareness. The majority of our advertising is on our primary website. We also from time to time enter into barter arrangements with advertising agencies, under which we provide medical examination services to the employees and clients of these advertising agencies in exchange for advertising of our brand through newspapers, magazines, television, outdoor advertising media and the Internet, which otherwise would require significant cash expenditures.

Online Sales. As part of our sales and marketing efforts, we engage in online marketing on our own website and leading PRC e-commerce websites such as Taobao and Tmall targeting individual customers. We also employ innovative and interactive new media channels including Microblog and Wechat to attract individual customers.

Business Development

We have grown our business through the construction of new centers and through selective acquisitions of businesses and assets from third parties. We acquired 23 of our 42 self-owned medical centers through strategic acquisitions and we constructed the other 19.

We have developed a set of rigorous criteria that allows us, together with market intelligence from our medical centers, to identify the most attractive medical centers for acquisition or construction. Our main criteria include: (i) the level of economic development of the city where the medical center is located, and (ii) the location of the center in proximity to the city center and business districts. For acquisitions, in addition to the above criteria, we take into account (i) the size and interior design of the facility; and (ii) the rent and acquisition price. There are typically ten different government approvals, licenses or permits associated with opening a new center which in our experience in total require an average of four-six months to obtain. The two permits typically requiring the longest amount of time are the environmental impact statement (90 days) and the radiation safety permit (90 days).

In order to meet the increasing need of our corporate customers to provide their employees nationwide standardized coverage through a single provider, we plan to extend the reach of our self-owned medical centers into additional affluent cities beyond the ones in which we currently operate by strategically acquiring or constructing new medical centers.

Customers

In fiscal 2012 and for the six months ended September 30, 2013, 83.2% and 86.1% of our net revenues was derived from corporate customers, and 16.8% and 13.9% from individual customers, respectively. We served 94% and 98% of our customers in our self-owned medical centers and the remaining approximately 6% and 2% through our third party providers in over 120 other different cities, respectively. In fiscal 2012 and for the six months ended September 30, 2013, the number of visits to our self-owned medical centers amounted to approximately 1,811,000 and 1,180,000 while the number of visits to third party service providers amounted to approximately 120,000 and 30,000, respectively.

Corporate Accounts

As of September 30, 2013 we had corporate accounts with multinational corporations, private enterprises, government agencies and state-owned enterprises. Our top customers in terms of revenues in fiscal 2012 included banks, insurance companies, media and telecommunications companies. We have grown our portfolio of corporate customers from approximately 5,200 in fiscal 2010 to approximately 11,200 in fiscal 2012, and we had 1,179,000 corporate customers for the six months ended September 30, 2013. These large corporations seek to build healthier and more productive employees by providing them with healthcare benefits such as annual medical examinations and disease screening options that are typically not included in government-required health insurance plans. Certain of our corporate customers contract us to provide services to certain of their clients as a benefit of their company-client relationship.

Our corporate account contracts typically include key terms such as the length of the contract, scope of services, the geographic area within which the services will be provided, and pricing and billing terms and payment arrangements. These terms vary depending on the size of the contract, customer relationship and credit history. Our payment arrangements typically include pre-payment arrangements and billing cycle either monthly or quarterly.

Individual Accounts

Individual customers contributed 16.8% and 13.9% of our net revenues in fiscal 2012 and for the six months ended September 30, 2013, respectively. However, we view individual accounts as an important long-term growth driver, and we plan to utilize various sales, marketing and communication strategies to further enhance our brand awareness to grow our individual customer base. In particular, we are planning to increase marketing through Internet channels, large scale advertisement and targeted advertisement through channels catering to health-conscious individuals.

High Net-worth Individuals

In September and December 2013, we opened two high-end medical examination centers under our iKang Evergreen brand in Nanjing and Beijing, respectively, providing in-depth medical examination services, cancer screening services and early detection and prevention services of cardiovascular diseases. In addition to the regular checkups, our iKang Evergreen centers offer MRI scans, multi-slice CT screening and various cancer tests and genetic marker evaluations. Over time we seek to broaden the target customer base beyond executives whose packages are funded by their corporation to include executives, business leaders, celebrities and other high net-worth individuals seeking a more extensive and quality service approach to healthcare.

Suppliers

We procure consumables, reagents and the associated testing instruments, durable medical equipment, other miscellaneous equipment and outsourced services from third-party suppliers and service providers. We are not substantially dependent on any of our suppliers.

Costs related to medical consumables accounted for 40.4%, 38.0%, 38.8% and 36.6% of our cost of revenues in fiscal 2010, 2011, 2012 and for the six months ended September 30, 2013, respectively. We have established centralized purchasing systems at both the regional and national levels to purchase medical consumables from a selected group of suppliers, including Roche and Siemens, which enables our medical centers to obtain favorable prices for medical consumables and therefore lowers our costs. We regularly monitor usage at our self-owned centers to minimize costs.

We purchase reagents and the associated equipment for testing the biological samples through two different forms of purchasing arrangements: (i) the reagent manufacturer provides us with complimentary machines to use with their reagent pursuant to an agreement to purchase the reagent exclusively from them, and (ii) we purchase a specific testing machine and the contract will include free supplies of the relevant reagent.

We own all the major medical equipment in our medical centers. We primarily purchase our major medical equipment such as x-ray and ultrasound machines that are manufactured by recognized manufacturers including GE, Philips, Siemens, Roche, Kodak, Abbott and Hitachi. We typically purchase medical equipment either through manufacturer-approved distributors in China or occasionally directly from the manufacturers if the terms of the sale are favorable.

We also have suppliers for software, office equipment, hosting of servers and Internet bandwidth, and we outsource certain medical tests to licensed third-party laboratories and medical institutions.

We inspect each batch of shipped medical devices and materials according to our quality standards and certain national health, safety and environmental standards, and return defective materials to the suppliers for replacement.

Competition

The preventive healthcare services industry in China is still in the early stages of development and is highly fragmented. We face significant competition from two main types of competitors: the medical examination departments of major public hospitals and private medical examination companies. The private medical examination market is further segmented into (i) large national companies such as Ciming Checkup and Health 100; (ii) regional providers such as Rich Health and Shanghai’s Huajian Health Checkup; and (iii) numerous local independent medical examination centers located in nearly every city in China.

We believe the principal competitive factors in the preventive healthcare services market are:

•	value as measured by price and quality of service;

•	convenience and location in proximity to place of business or residence;

•	brand recognition and reputation; and

•	targeted marketing and customized services.

We believe our primary competitive advantages over our competitors include:

•	our ability to provide customer-focused quality solutions to enterprises;

•	a service network covering approximately 140 cities nationwide capable of serving large and medium size enterprises with branches in multiple cities;

•

comprehensive treatment and healthcare options including (i) access to doctors and hospitals nationwide following a medical examination, and (ii) flexible services based on customer requirements such as customized websites for enterprises, health lectures and access to private physicians of all specialties;

•

our advanced information technology systems that contribute to customer satisfaction by providing access to examination results both during a medical examination and online afterwards accompanied by a professional opinion;

•	economies of scale resulting from centralized procurement based on a large nationwide operation.

Intellectual Property

We have registered 44 trademarks with the PRC Trademark Office of the State Administration for Industry and Commerce.

We own or possess the rights to 56 domain names that we use in connection with the operation of our business. We also have copyrighted 11 software programs that we developed ourselves for managing our operations. As our brand name gains more recognition among the general public, we will work to increase, maintain and enforce our rights in our trademark portfolio, the protection of which is important to our reputation and branding strategy and the continued growth of our business.

Employees

Our employees consist of all personnel that work in our headquarters, in our call center and in our self-owned medical centers. We had 2,367, 2,960 and 3,943 employees as of March 31, 2011, 2012 and 2013, respectively. As of December 31, 2013, we had 4,752 employees. The following table sets forth certain information about our employees by function as of the period indicated:

	Number of Employees
	As of December 31, 2013	% of Total Employees
Doctors	1,437	30.2%
Nurses	1,229	25.9%
Sales and Marketing	677	14.2%
Administrative and Management	492	10.4%
Customer Service	408	8.6%
Service Development and Support	429	9.0%
Information Technology	80	1.7%

Total	4,752	100.0%

We have entered into employment agreements with each of our employees. We may terminate the employment of any of our employees in the event that such employee’s actions have resulted in material and demonstrable harm to our interests or if the employee has not performed as expected, subject to compliance with relevant PRC laws governing employment administration. An employee may typically terminate his or her employment at any time for any material breach of the employment agreement by us. Each of our employees has also entered into a non-disclosure and confidentiality agreement with us as required in our employment agreements with them. For information as to employment agreements with our executive officers, see “Management — Employment Agreements.”

We are required under PRC laws and regulations to make contributions to our employee benefit plans based on specified percentages of the salaries, bonuses, and certain allowances of our employees, up to a maximum amount specified by the respective local government authorities. See “Risk Factors — Risks Related to Our Business — Our failure to make sufficient statutory social welfare payments for our employees could materially and adversely affect our business, financial condition, results of operations and prospects.”

Our success depends to a significant extent upon, among other factors, our ability to attract, retain and motivate qualified personnel. Many of our employees have extensive industry experience, and we place a strong emphasis on continuously improving our employees’ expertise by providing periodic training to enhance their skills and knowledge. Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees. All of our employees are based in China.

In accordance with applicable PRC laws and regulations, the NHFPC oversees the activities of doctors in China. The relevant local healthcare administrative authorities above the county level are responsible for the supervision of doctors located in their regions. Doctors in China are regulated by a registration system and each doctor may only practice within the scope as registered in his practice licenses and at the medical institution where such doctor is registered. See “Risk Factors — Risks Related to Our Business — If we fail to properly manage the employment of our doctors and nurses, we may be subject to penalties including fines, loss of licenses, or an order to cease practice against our medical centers, which could materially and adversely affect our business.”

Insurance

We have property insurance coverage for most of all our equipment worth above RMB1 million (US$161,010). Currently, we have medical malpractice insurance for all of the doctors at one of our medical centers with coverage of approximately US$100,000 each year. We plan to increase the medical malpractice insurance coverage for our medical centers and medical professionals.

We do not maintain any business interruption or liability insurance. Insurance companies in China offer limited business insurance products. While business interruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to purchase such insurance. We are subject to potential professional liability risks in the common course of business (i) for our own actions, (ii) as the successive legal person of the medical centers that we acquire, and (iii) potentially for the actions of third party service providers to whom we refer our customers.

Product or medical malpractice liability or uninsured damage to any of our medical centers or the medical equipment in our medical centers could result in significant disruption to the operation of our medical centers and result in a material adverse effect to our business, financial condition and results of operations. We are therefore considering increasing our insurance coverage in certain areas. See “Risk Factors — Risks Related to Our Business — We have limited insurance coverage and thus any claims beyond our capability to pay in cash may result in our incurring substantial costs and a diversion of resources.”

Facilities

We currently lease all of the properties we use to operate our business. Our principal headquarters are located at Shimao Tower B-6F, 92A Jianguo Road, Chaoyang District, Beijing 100022. We occupy and use this office space with a gross floor area of approximately 2551 square meters, pursuant to a lease agreement entered into on April 1, 2013 and expiring on March 31, 2019.

All of our self-owned medical centers operate under our “iKang” brand, “Guobin” brand or “Yuanhua” brand. We lease all of our self-owned medical centers and separate offices for our subsidiaries from third parties under long-term lease agreements with a range of lease periods. A typical medical center has an area of 2,500 square meters.

Legal and Administrative Proceedings

We are not currently involved in any material litigation, arbitration or administrative proceedings. We may from time to time become a party to various litigation, arbitration or administrative proceedings arising in the ordinary course of our business, including those which we initiate to protect our rights, brand and reputation.

REGULATION

This section summarizes the principal PRC laws and regulations relevant to our business and operations.

Regulations Relating to Foreign Investment in Our Industry

According to the Catalog of Industries for Guiding Foreign Investment (2007 Revisions) promulgated by the Ministry of Commerce and National Development and Reform Commission, or the NDRC, the establishment of medical institutions fell within the “restricted” category of industries for foreign investment in China. Normally, foreign investors are restricted to establishing and operating medical service businesses via Sino-foreign cooperatives or equity joint ventures in accordance with the Interim Measures for Administration of Sino-foreign Joint Venture and Cooperative Medical Institutions effective as of July 1, 2000, or the Sino-foreign Medical Institution Measures. Under the Sino-foreign Medical Institution Measures and its supplementary rules, the share percentage of foreign investment in a Sino-foreign medical institution cannot exceed 70%, except that qualified Hong Kong, Macao and Taiwan investors may set up wholly foreign-owned medical institutions subject to certain conditions and geographic restrictions. In addition to the restrictions on the equity proportion of foreign investment, the Sino-foreign Medical Institution Measures also set certain qualifications and requirements on shareholders investing in foreign-invested medical institutions, such as relevant medical industry and management experience requirements for shareholders.

In November, 2010, several ministries including the NDRC and the NHFPC, promulgated the Circular Forwarded by the General Office of the State Council relating to the Opinions on Further Encouraging and Guiding Private Capital Investment in Medical Institutions, or the Private Capital Investment Circular. The Private Capital Investment Circular states that restrictions on foreign investment in medical institutions should be lifted, including gradually lifting the 70% restriction on foreign ownership in medical institutions.

The December 2011 amendment to the Catalog of Industries for Guiding Foreign Investment amended in has moved the “medical institutions by foreign investment” from the “restricted” category to the “permitted” category. Also according to the Private Capital Investment Circular, the establishment of wholly foreign-owned medical institutions is only permitted in certain cities which are approved as pilot cities even though the number of such cities is gradually growing. However, the above amendment has not been implemented at the provincial or municipal level in many cases and therefore many local governments continue to follow the previous rules and impose a 70% foreign ownership limit and foreign investor qualification requirements when approving and registering medical institutions. As a result, as of the date of this prospectus, iKang Guobin Healthcare Group, Inc.’s investments in its operating companies in the healthcare section continue to be made in accordance with the previous rules governing foreign investment in the healthcare sector.

We primarily operate our business in China via Variable Interest Entities, or the VIEs, instead of wholly-owned subsidiaries due to the foresaid restrictions on equity proportion of foreign investment and qualification requirements on foreign investors. See “Risk Factors — Risks Related to Our Corporate Structure — If the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with its restrictions on foreign investment in healthcare and Internet-related businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our economic benefits in the assets and operations of our affiliated PRC entities.”

Regulations Relating to Encouraging Private Capital Investment in Medical Institutions

The Private Capital Investment Circular (i) establishes priorities for using government resources to support private capital investment in medical institutions, including profit-driven medical institutions where there is a demand to adjust or extend medical resources; (ii) encourages the use of private capital to privatize certain state-owned medical institutions subject to the requirements relating to the sale of state-owned assets; (iii) states that restrictions on foreign investment in medical institutions should be lifted, including moving the medical institution industry from the restricted category to the permitted category in the foreign investment industry catalog and gradually lifting the 70% restriction on foreign ownership in medical institutions; and (iv) reiterates that a non-profit medical institution should not distribute gains to its investors either as dividends or by other means whereas a profit-driven medical institution may distribute gains to its investors.

Regulations Relating to Medical Institutions

Pursuant to the Regulations on Administration of Medical Institutions issued in February 1994 by the PRC State Council and the Implementation Rules for the Regulations on Administration of Medical Institution, or the Medical Institution Regulations and Rules, issued in August 1994 by the NHFPC, any organization or individual that intends to establish a medical institution must obtain a medical institution establishment approval certificate from the NHFPC or the local health bureau before applying for registration of the legal entity of such medical institution. Under the Medical Institution Regulations and Rules, a medical institution is required to obtain a medical institution practicing license from the NHFPC or the local health bureau before providing medical services. When reviewing the application for a medical institution practicing license, the NHFPC or its local branches will consider whether the proposed medical institution comports with the population, medical resources, medical needs and geographic distribution of existing medical institutions in the region for which the relevant healthcare administrative authority is responsible, as well as whether the proposed medical institution meets the basic medical standards set by the NHFPC or the local health bureau. Medical institutions should provide medical services within the approved or registered scope, and any activities relating to forging, selling, transferring or lending of medical institution practicing license is prohibited. A medical institution practicing license is subject to inspection by the NHFPC or the local health bureau on an annual or every three-year basis depending on the size of the medical institution. All medical institution practicing licenses held by our medical centers are subject to an annual inspection. In addition, personnel and employees directly performing medical services in medical institutions are required to obtain qualification certificates.

Pursuant to the Interim Provisions on the Administration of Medical Examinations, or the Medical Examination provisions, issued in August 2009 by the NHFPC, the NHFPC or its local branches are responsible for the regulation of medical examination activities. Medical institutions that plan to operate medical examination businesses should apply to the NHFPC or its local branches for the approval of such medical examination business and register such business with the NHFPC or its local branches by including the business in their medical institution practicing licenses.

Pursuant to the Rules on Administration of Radiation-related Diagnose and Treatment issued in January 2006 by the NHFPC, medical institutions that plan to conduct radiation-related diagnosis and treatment businesses should apply to the NHFPC or its local branches and obtain radiation-related diagnosis and treatment licenses. All of our medical centers that engage in radiation-related diagnosis and treatment business have obtained radiation-related diagnosis and treatment licenses.

Regulation Relating to Administration of Medical Data

PRC laws generally require medical institutions to protect patients’ privacy and prohibit unauthorized disclosure of personal information. According to the Medical Examination provisions, the medical institutions carrying out the medical examination shall not disseminate or disclose the personal information of the person undergoing such examination without the prior consent of the relevant person. Moreover, a notice published by the general office of the NHFPC in January 2011 expressly provides that, a medical examination report of whatever nature shall be sealed and provided to the person who receive such examination or the person he designated and shall only be unsealed and read. Medical institutions or employees dealing with personal information of patient, may be subject to infringement allegations from patients if they do not properly handle personnel information of such patients. We are dealing with the personal information and result of medical examinations of the people who use our services when conducting our medical examination business. See “Risk

Factors — Risks Related to Our Business — Failure to protect confidential information of our customers and their employees or clients and our online system against security breaches could damage our reputation and brand and substantially harm our business, financial condition and results of operations”.

Regulation Relating to Practicing Activities of Doctors and Nurses

According to the Law on Practicing Physician of the PRC promulgated in June 1998 and the Nurse Regulation published in January 2008 as well as other relevant Chinese laws and regulations, doctors and nurses in China must be registered with and obtain relevant practicing licenses from the competent local health bureau, and may only engage in medical or nursing practice at the place and within the scope as registered in their practicing licenses. Change of practicing place, working concurrently in other medical institutions or otherwise providing medical or nursing services at places other than the registered practicing place of doctors and nurses without proper approval or filing shall be deemed as a breach of the aforementioned laws and regulations. As a result of such violations, doctors and nurses as well as the medical institutions who hire them may be subject to administrative penalties, including fines, loss of licenses, or, in the worst case scenario, an order to cease practice. See “Risk Factors — Risks Related to Our Business — If we fail to properly manage the employment of our doctors and nurses, we may be subject to penalties including fines, loss of licenses, or an order to cease practice against our medical centers, which could materially and adversely affect our business.” Registration and procurement of a practicing license are also required for the medical practice of foreign doctors in China, and any non-compliance by foreign doctors will subject themselves or the medical institutions hiring them to administrative penalties such as warnings, fines, confiscation of illegal income and the revocation of medical practice license in severe cases.

However, such restrictions on practicing places have been gradually loosened since the promulgation of the Notice of the NHFPC on Relevant Issues regarding Doctors’ Practicing in Multiple Places in September 2009 and the Notice of the NHFPC on Expansion of Pilot Locations regarding Doctors’ Practicing in Multiple Places in July 2011, or the Multiple Places Practicing Rules. In accordance with the Multiple Places Practicing Rules, doctors practicing in a medical institution may choose to work in another two medical institutions upon the approval of local health bureau provided that certain conditions are met, including the consent of the original medical institution and capabilities for practicing in multiple-institutions. Each province shall select its pilot locations and submit its specific implementation plans to the NHFPC for approval before implementing the Multiple Places Practicing Rules. The specific implementation plans for doctors’ multiple places practicing may vary from location to location.

Regulations Relating to Foreign Investment in the Value-Added Telecommunications Industry

According to the Administrative Rules for Foreign Investment in Telecommunications Enterprises promulgated by the State Council with effect from January 2002 and as amended in September 2008, (i) a foreign investor may hold up to 50% equity interest in a value-added telecommunications services operator in China and (ii) such foreign investor must have experience and have maintained a good track record in providing value-added telecommunications services overseas.

The Circular on Strengthening the Administration of Foreign Investment in and the Operation of Value-added Telecommunications Business, or the Value-added Telecommunications Business Circular, promulgated by the former Ministry of Information Industry in July 2006, reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain an Internet content provider license, or ICP License, to conduct any value-added telecommunications business in China. Under the Value-added Telecommunications Business Circular, a domestic company that holds an ICP License is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, certain relevant assets, such as the relevant trademarks and domain names that are used in the value-added telecommunications business, must be owned by the local ICP License holder or its shareholders.

iKang Online, a subsidiary of iKang Holding, holds an ICP License and operates our websites and online healthcare business.

Regulations Relating to Foreign Currency Exchange

Foreign Currency Exchange

The principal regulation governing foreign currency exchange in the PRC is the Regulations of the PRC on Foreign Exchange Administration, or the Foreign Exchange Regulations, as amended in August 2008. Under the Foreign Exchange Regulations and other relevant regulations and rules, Renminbi are freely convertible for current account transactions, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. In order to convert Renminbi for capital account transactions, such as capital injections, loans, repatriation of investments and investments in securities outside the PRC, the prior approval of, or registration with, the SAFE or its competent local branches is required. See “Risk Factors — Risks Related to Doing Business in China — Governmental control of currency conversion may limit our ability to utilize our revenues and financing proceeds effectively.”

On August 29, 2008, the SAFE promulgated the Circular on Operating Issues Concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 142, pursuant to which the registered capital of a foreign-invested company settled in Renminbi and converted from foreign currencies can only be used for purposes within the approved business scope and cannot be used for equity investments made by such foreign-invested company within the PRC, unless otherwise provided. In addition, a foreign-invested company may not change the use of its Renminbi-denominated registered capital without the SAFE or its competent local branch’s approval, and may not in any case use such capital to repay Renminbi-denominated loans if the proceeds of such loans have not been used within the permitted scope. Violations of Circular 142 could result in severe penalties, including heavy fines. Moreover, Circular 142 may limit our ability to freely use the proceeds from this offering. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using our net proceeds from this offering to make loans or additional capital contributions to our PRC operating subsidiaries.” In addition, the SAFE promulgated the Notice on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses in November 2010, which requires the authenticity of settlement of the funds raised from offshore offerings to be closely examined and the settlement of funds should conform to their intended use as listed in the offering document. For the settlement of funds in excess of those intended by the offering document or for a purpose other than that listed in the offering document, a board of directors resolution relating to the use of funds shall be submitted as a separate application document.

Investment in Offshore Special Purpose Vehicles

On October 21, 2005, the SAFE issued the Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 75, which became effective on November 1, 2005. Under Circular 75, PRC residents are required to register with the local SAFE branch prior to establishing, or acquiring control of, an offshore company for the purpose of financing that offshore company with equity interests in, or assets of, an onshore enterprise. In addition, PRC residents are required to amend their registrations with the local SAFE branch after contributing equity interests in, or assets of, an onshore enterprise to the offshore company, or making any other material change in the capital of the offshore company. Furthermore, according to the relevant rules and regulations issued by the SAFE, the shareholders, beneficial owners and/or the PRC operating subsidiaries who apply for remedial SAFE registrations under Circular 75 shall first be subject to various administrative sanctions, in accordance with the Foreign Currency Administration Regulations, before they can be granted a remedial SAFE registration.

Circular 75 applies retroactively. As a result, PRC residents who established or acquired control of offshore companies that made onshore investments prior to the enactment of Circular 75 must have registered with the local SAFE branch by March 31, 2006. Failure to comply with the registration procedures of Circular 75 may result in restrictions on the foreign exchange activities of the onshore company, including increases in its registered capital, payments of dividends and other distributions to its offshore parent or affiliate, and may also subject the relevant PRC residents and onshore entities to penalties under foreign exchange administration regulations. The shareholders/beneficiaries of our common shares/ADSs who are PRC residents are subject to, and will remain subject to, the registration requirements under Circular 75 in connection with their investments in us, except for our PRC employees who obtain our common shares or ADSs via employee incentive plans after this offering and register such plans in accordance with Circular 78. See “Risk Factors — Risks Related to Doing Business in China — PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our company to liabilities or penalties, limit our ability to contribute capital to our PRC subsidiaries, limit the ability of our PRC subsidiaries to increase their registered capital or distribute profits to us, or otherwise materially and adversely affect us.”

Employee Stock Option Plan

On December 25, 2006, the People’s Bank of China issued the Administration Measures on Individual Foreign Exchange, and the SAFE issued implementation rules on January 5, 2007, both of which became effective on February 1, 2007. Under these regulations, all foreign exchange matters pertaining to employee stock ownership plans, stock option plans or related plans in which onshore individuals participate require the approval of the SAFE or its authorized branch. On February 15, 2012, the SAFE promulgated Circular 7, which replaced Circular 78.

Under Circular 7, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with the SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC argent or the overseas entrusted institution or other material changes. We and our PRC resident employees who have been granted share options, or the PRC option holders, will be subject to these rules upon the listing and trading of the ADSs on the Nasdaq. If we or the PRC option holders fail to comply with these rules, we or the PRC option holders may be subject to fines and legal or administrative sanctions, as a result of which our business operations and equity incentive plans could be materially and adversely affected. See “Regulation — Regulations Relating to Foreign Currency Exchange — Employee Stock Option Plan.”

In addition, the Ministry of Finance and the State Administration of Taxation have issued circulars concerning individual income taxes relating to employee share options. Under these circulars, our employees working in the PRC who exercise share options will be subject to PRC individual income tax. The tax base for the employment income would be the fair market value of the received shares at the time of vesting minus the corresponding consideration paid by the employees for the shares. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to applicable PRC laws and regulations, we may face fines ranging from 50% to 300% of the overdue taxes.

Regulations Relating to Dividend Distribution

The principal regulations governing distributions of dividends by foreign-invested companies include the PRC Companies Law (2005), the Wholly Foreign-invested Enterprise Law (1986), as amended, and the Implementation Rules regarding the Wholly Foreign-invested Enterprise Law (1990), as amended.

Under these laws and regulations, foreign-invested enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain statutory reserve funds until these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. See “Risk Factors — Risks Related to Doing Business in China — Our holding company structure may restrict our ability to receive dividends or other payments from our PRC subsidiaries and our affiliated PRC entities, which could restrict our ability to act in response to changing market conditions and to satisfy our liquidity requirements.”

New M&A Rules and Regulations Relating to Overseas Listing

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, the SAT, the SAIC, the CSRC and the SAFE, jointly issued the Rules for Merger with and Acquisition of Domestic Enterprises by Foreign Investors, or the New M&A Rules, which became effective September 8, 2006 and were amended June 22, 2009. The New M&A Rules regulate transactions relating to (i) foreign investors’ acquisition of equity interests of PRC non-foreign-invested domestic enterprises and subscription for the capital increase of PRC non-foreign-invested domestic enterprises, (ii) foreign investors’ purchase and operation of assets of PRC domestic enterprises via their established foreign-invested enterprises, and (iii) foreign investors’ acquisition of assets of PRC domestic enterprises which would subsequently be used for the establishment and operation of foreign-invested enterprises. In August 2011, the Ministry of Commerce issued the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, in which states that mergers and acquisitions by foreign investors involved in an industry related to national security are subject to strict review by the Ministry of Commerce. These rules also prohibit any transactions attempting to bypass such security review, including controlling entities through contractual arrangements.

The New M&A Rules require offshore special purpose vehicles controlled directly or indirectly by PRC companies or individuals and formed for the purpose of listing equity interests in PRC companies on overseas exchanges to obtain CSRC approval prior to such listing. On September 21, 2006, the CSRC published procedures for its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require filing documents with the CSRC and take several months to complete. In addition, as of the date of this prospectus, the CSRC and other PRC regulatory authorities have not issued any definitive rule or interpretation concerning whether transactions such as this offering are subject to the M&A Rules and the CSRC approval procedures. See “Risk Factor — Risks Related to Doing Business in China — The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering, and the failure to obtain any required approval could have a material adverse effect on our business, operating results and reputation and trading price of the ADSs, and also create uncertainties for this offering.”

Regulations Relating to Labor Laws

The principal labor laws and regulations in the PRC include the PRC Labor Law, the PRC Labor Contract Law and the Implementation Regulations of the PRC Labor Contract Law. Pursuant to the PRC Labor Law and the PRC Labor Contract Law, employers must enter into written labor contracts with employees. Employers must pay their employee wages equal to or above local minimum wage standards, establish labor safety and workplace sanitation systems, comply with government labor rules and standards and provide employees with appropriate training regarding workplace safety. In addition, the PRC Labor Contract Law imposes more stringent requirements on employers with regard to, among others, severance payment and non-fixed-term employment contracts, time limits for probation periods, as well as the duration and the times that an employee can be placed on a fixed-term employment contract. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in liabilities to employees and subject employer to administrative sanctions including fines or, in the case of serious violations, criminal liability.

The PRC regulatory authorities have passed a variety of laws and regulations regarding statutory social welfare benefits, including, among others, the PRC Social Insurance Law to be effective in July 2011, the Regulations of Insurance for Occupational Injury, the Regulations of Insurance for Unemployment, the Provisional Insurance Measures for Maternal Employees, and the Interim Provisions on Registration of Social Insurance. Pursuant to these laws and regulations, companies in China have to make sufficient contributions of statutory social welfare benefits for their employees, including medical care insurance, occupational injury insurance, unemployment insurance, maternity insurance, pension benefits and housing funds. Failure to comply with such laws and regulations may result in supplementary payments, surcharges or fines.

Regulations Relating to Environmental Protection

Our operations and properties are subject to extensive environmental protection laws and regulations. In accordance with the Environmental Protection Law of the PRC, enterprises that discharge contaminants must register with the relevant environmental protection authorities. In accordance with the Law on Prevention of Water Pollution of the PRC, enterprises which discharge industrial waste water, medical waste water or other waste water shall obtain waste discharge permits. The Administrative Regulations on Environmental Protection for Construction Projects require an environmental impact assessment system for construction projects. An environmental impact assessment report/form or an environmental registration form must be submitted to, and approved by, the relevant environmental protection government authorities before the commencement of construction of the project. After the completion of a construction project, the environmental protection facilities for the project must pass an environmental acceptance inspection by the relevant environmental protection government authority before the completed project can commence operations. In accordance with the Regulations on Safety and Protection against Radioactive Isotope and Radioactive Devices, each of our medical centers is required to obtain a radiation safety permit in order to operate the medical equipment in our medical centers that contain radioactive materials or emit radiation during operation. See “Risk Factors — Risks Related to Our Business — Compliance with environmental, health and safety laws and regulations in China can be expensive, and noncompliance with these regulations may result in significant monetary damages, fines and other penalties.”

Regulations Relating to Intellectual Properties

China has enacted various laws and regulations relating to the protection of intellectual property rights, including copyrights, software, trademarks, patents, domain names and other forms of intellectual property. China is a signatory to some main international conventions on protection of intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

Copyright. The PRC Copyright Law, promulgated in September 1990 and amended in October 2001 and February 2010, and its implementing rules, promulgated in August 2002 and amended in January 2011 and January 2013, set forth the basic legal system for the protection of copyright in the PRC. The Regulations on Computer Software Protection, or the Software Regulations, promulgated in December 2001 by the State Council, and the Measures on the Registration of Computer Software Copyright, promulgated in February 2002, were formulated in accordance with the PRC Copyright Law. In accordance with the Software Regulations, a software copyright owner may apply for the registration of software at software registration organs recognized by the National Copyright Administration. A registration certificate may serve as preliminary proof of the copyright ownership of registrant. A software copyright of a legal person remains valid for a period of fifty years from the date the publication of such copyright. We have registered 11 software copyrights.

Trademark. In accordance with the PRC Trademark Law, first promulgated on August 23, 1982, as amended by the Standing Committee of the NPC on February 22, 1993 and October 27, 2001, the Trademark Office of the SAIC is responsible for the registration and administration of trademarks in China. The SAIC has established a Trademark Review and Adjudication Board for resolving trademark disputes.

China has adopted a “first-to-file” principle for trademarks. If two or more applicants apply for registration of identical or similar trademarks for the same or similar commodities, the application that was filed first will receive preliminary approval and will be publicly announced. For applications filed on the same day, the trademark that was first used will receive preliminary approval and will be publicly announced.

Registered trademarks remain valid for ten years from the date that registration is approved. A registrant may apply to renew a registration within six months prior to the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark will be deregistered. Renewed registrations remain valid for ten years.

Under the PRC Trademark Law, a registered trademark may be transferred between parties upon execution of a transfer agreement and approval and publication by the Trademark Office of the SAIC. We have registered 29 trademarks and applied for an additional four trademarks which are under review by the Trademark Office of the SAIC.

Regulations Relating to Leased Property

Pursuant to the Administrative Rules of the Commercial Property Lease effective in February 2011 promulgated by the Ministry of Housing and Urban-Rural Development of the PRC, a property which falls within the following categories may not be leased: (i) being constructed in violation of laws, (ii) failing to meet the mandatory safety requirements, or (iii) being used for the purposes other than that permitted in its zoning area. In addition, the parties to a property lease contract are required to make registrations for the leased property with competent PRC housing administration authorities. Failure to comply with such registration requirement may subject the parties to a property lease contract to rectification orders issued by competent housing administration authorities which will specify a deadline for such registration. If lessor or lessee does not complete the registration before the deadline, it may be subject to a fine from RMB1,000 (US$161) to RMB10,000 (US$1,610). However, according to the Interpretation of the Supreme People’s Court’s on Several Questions Concerning Specific Laws Applicable to the Trial of Cases of Urban Property Lease Contract Disputes issued by the Supreme People’s Court of the PRC in July 2009, failure to register a lease contract with competent housing administration authorities does not affect the validity of such lease contract. We usually request our landlords to complete the leasehold registration when we enter into lease agreements with them, but we do not terminate the lease merely because of the landlord’s failure to complete the registration. We plan to request our landlords to complete the lease registration for our leased premises. However, as such registration process requires the landlord’s cooperation, we may not be able to complete registration for all our leased premises in a timely manner or at all. See “Risk Factors — Risks Related to Our Business — The failure to comply with PRC property laws and relevant regulations regarding certain of our leased premises may materially and adversely affect our business, financial condition, results of operations and prospects.”

Regulations Relating to Taxation

Enterprise Income Tax

On March 16, 2007, the National People’s Congress, the PRC legislature, enacted the PRC Enterprise Income Tax Law, or the EIT Law. On December 6, 2007, the State Council promulgated the Implementation Regulations to the PRC Enterprise Income Tax Law, or the EIT Law Implementation Regulations. Both the EIT Law and the EIT Law Implementation Regulations became effective on January 1, 2008. Under the EIT Law and the EIT Law Implementation Regulations, foreign invested enterprises, or FIEs, and domestic companies are subject to a uniform income tax rate of 25% unless otherwise specified.

Under the EIT Law and the EIT Law Implementation Regulations, dividends paid to foreign enterprise investors by PRC tax resident enterprises are subject to PRC withholding tax at the rate of 10% unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a preferential withholding tax rate.

Under the EIT Law, enterprises organized under the laws of jurisdictions outside China with “de facto management bodies” that are located within China may be considered PRC tax resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The EIT Law Implementation Regulations define the term “de facto management body” as a management body that exercises full or substantial control and management authority over the production, operation, personnel, accounts and assets of an enterprise. The State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore enterprise is located in China, which include the presence in the PRC of the following locations: (1) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (2) the location where financial and human resource decisions are made or approved by organizations or persons; (3) the location where the major assets and corporate documents are kept; and (4) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. Although Circular 82 applies only to offshore enterprises controlled by PRC enterprises, rather than enterprises controlled by PRC individuals and non-PRC persons such as our company, the criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test could be applied in determining the tax residency status of offshore enterprises. On July 27, 2011, the SAT issued Administrative Measures of Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin 45, which became effective on September 1, 2011, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarifies certain issues related to determining PRC resident enterprise status, post-determination administration and which competent tax authorities are responsible for determining offshore incorporated PRC resident enterprise status. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the competent tax authorities from an offshore incorporated PRC resident enterprise, the payer should not withhold 10% income tax when paying Chinese-sourced dividends, interest and royalties to the offshore incorporated PRC resident enterprise. Although Circular 82 applies only to offshore enterprises controlled by PRC enterprises or PRC corporate groups and not those controlled by PRC individuals or non-PRC persons, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals or foreign enterprises. There are currently no detailed rules or precedents governing the procedures and specific criteria for determining whether a given entity constitutes a “de facto management body,” and a final confirmation by the SAT as to the “residency” status of offshore enterprises is generally necessary. Despite the present uncertainties resulting from the limited PRC tax guidance on this issue, we do not believe that the legal entities organized outside of the PRC within our Group should be treated as PRC resident enterprises for EIT law purposes. If we were treated as a PRC resident enterprise, although under the EIT Law and the EIT Law Implementing Regulations dividends paid to us from our PRC subsidiaries should qualify as tax-exempt income, there is no assurance that we would enjoy such tax-exempt treatment on dividends paid to us from our PRC subsidiaries in the same manner as offshore incorporated PRC resident enterprises controlled by PRC enterprises or PRC corporate groups enjoy under Bulletin 45. As a result, it is not certain that such dividends will not be subject to PRC withholding tax as the SAT and other PRC authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises controlled by PRC individuals and non-PRC persons, like us, for PRC enterprise income tax purposes. In addition, the EIT Law Implementation Regulations provide that, (i) if an enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as PRC-sourced income. It is not yet clear how the term “domicile” will be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where an enterprise is a tax resident. As a result, if we were deemed to be a PRC tax resident enterprise, any dividends that we pay to our non-PRC shareholders or ADS holders which are non-PRC enterprises, as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs, may be regarded as PRC-sourced income and become subject to PRC withholding tax of 10%, unless a reduced rate is provided under applicable tax treaties.

The PRC withholding tax may be exempted or reduced by the State Council or pursuant to an applicable tax treaty with the PRC that provides for a different withholding agreement between the PRC and the jurisdictions in which the non-resident enterprise reside. The PRC has entered into tax treaties with Hong Kong and more than 90 countries, including the United States. Under such tax treaties, certain income, such as dividend, royalties, interest or capital gains derived in China by residents of the contracting country might be entitled to preferential treaty benefits, i.e., a lower withholding tax rate than the statutory 10%, provided that the overseas enterprise receiving the income qualifies as a “beneficial owner.” The SAT issued the Circular on How to Interpret and Recognize the “Beneficial Owner” in Tax Treaties in October 2009, or Circular 601. According to Circular 601, the term “beneficial owner” refers to an individual, company or organization that has both ownership and right of control over the assets or rights generating a stream of income. An agent or a conduit company is not regarded as a beneficial owner. Local tax authorities are required to investigate whether an applicant satisfies the requirements to qualify as a beneficial owner, which is a prerequisite to enjoy the benefit of a reduced withholding tax on dividends, interest, royalties or capital gains under tax treaty provisions. If such non-resident enterprises cannot provide valid documents supporting their status as beneficiary owners under Circular 601, they will not be approved to enjoy tax treaty benefits.

In the event that we are treated as a PRC tax resident, dividends to be distributed by us to our non-PRC shareholders and ADSs holders whose jurisdictions have tax treaties with China providing for preferential withholding arrangements will not be entitled to the benefits under such withholding arrangements unless such holder is considered a beneficial owner under Circular 601.

Under the PRC Individual Income Tax Law, or IITL, if we are treated as a PRC resident enterprise, it is possible that non-resident individual investors of our shares or ADSs be subject to PRC individual income tax at a rate of 20% on dividends paid to such investors and any capital gains realized from the transfer of our common shares and/or ADSs if such dividends or capital gains are deemed income derived from sources within the PRC, except in the case of individuals that qualify for a lower rate under a tax treaty. Under the PRC-U.S. tax treaty, a 10% preferential tax rate will apply to dividends provided that the recipients are U.S. tax residents that are eligible for the benefits of the PRC-U.S. tax treaty. A non-resident individual is an individual who has no domicile in the PRC and does not stay within the PRC or has stayed within the PRC for less than one year. Pursuant to the IITL and its implementation rules, for purposes of the PRC capital gains tax, the taxable income will be based on the total income obtained from the transfer of our common shares or ADSs minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income.

See “Risk Factors — Risks Related to Doing Business in China — Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the EIT Law, which may have a material adverse effect on our results of operations.”

In connection with the EIT Law, on April 30, 2009, the MOF and the SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued the Notice on Strengthening the Management of the Enterprise Income Tax Collection of Proceeds from Equity Transfers by Non-resident Enterprises, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. Further, on July 26, 2010, the SAT issued the Measures for the Enterprise Income Tax Administration of Enterprise Restructuring, which became effective retroactively as of January 1, 2010. By promulgating and implementing these three regulations, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. Under Circular 698, when a non-resident enterprise directly transfers an equity interest in a PRC resident enterprise and enterprise income tax on the capital gains from such transfer is not withheld, such non-resident enterprise must file with PRC tax authorities and pay tax on the capital gains. Under Circular 698, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company, or Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of avoiding PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at the rate of up to 10%. In addition, the PRC tax authorities have the discretion under Circular 698 to make reasonable tax adjustments if the equity transfer between non-resident and its related party is not deemed to have been conducted at arm’s-length and results in a reduction of tax payments due. See “Risk Factors — Risks Related to Doing Business in China — The PRC tax authorities’ enhanced scrutiny of PRC enterprise income tax on offshore equity transfers may have a negative impact on your investment in the ADSs.”

Business Tax

Under the Provisional Regulations on Business Tax, as amended on November 5, 2008 (effective from January 1, 2009), businesses that provide services, assign intangible assets or sell immovable properties are subject to business tax at a rate ranging from 3% to 20% of the income for services rendered, intangible assets assigned or immovable properties sold. Incomes originating from the provision of medical services by medical institutions are exempt from business tax. Our PRC subsidiaries which provide medical services are currently exempt from business tax for income originated from medical services.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the name, age and position of each of our directors and executive officers.

Directors and Executive Officers*	Age	Position/Title
Ligang Zhang	42	Chairman of the Board of Directors, Chief Executive Officer
Boquan He	53	Vice Chairman
Feiyan Huang	43	Director, Chief Operating Officer
Bonnie Sum Wai Lo	35	Director
Minjian Shi	51	Director
Qing Liu	35	Director
Chin Kiong Goh	35	Director
David Ying Zhang	40	Director
Yang Chen	43	Chief Financial Officer
Yafang Zhou	54	Senior Vice President
Yunming Hui	54	Vice President
Elmer Liu	50	Vice President

*	The business address for each of the directors and executive officers is B-6F, Shimao Tower, 92A Jianguo Road, Chaoyang District, Beijing 100022, People’s Republic of China.

Ligang Zhang is our founder and has served as our director, chairman and chief executive officer since December 2003. Mr. Zhang was one of the co-founders of eLong.com, a NASDAQ-listed company, and he served as chief executive officer of its China operation from 1999 to 2003. From 1998 to 1999, Mr. Zhang served as head of product development of Sohu.com Inc., a NASDAQ-listed leading Chinese web portal. Mr. Zhang founded Harvard China Review in 1997. Mr. Zhang received a bachelor's degree in biology and chemistry from Concordia College in the U.S. and a master's degree in genetics from Harvard University. Mr. Zhang has been a member of Harvard Graduate School of Arts and Science Alumni Association Council since 2005.

Boquan He has served as our director since July 2007. In 2004, Mr. He founded Guangdong Nowadays Investment Co., Ltd, a professional investment company focusing on retail and service industries in China, and served as chairman of the board of directors. Mr. He founded and served as the chief executive officer of Robust Group from 1989 to 2002. Mr. He is co-founder and has served as co-chairman of 7 Days Group Holdings Limited, a previously NYSE-listed economy hotel chain company and director in NYSE-listed Noah Holdings Limited.

Feiyan Huang has served as our director since February 2005 and hold various positions including vice president of sales and marketing, general manager for Beijing, Shanghai and Shenzhen operations, chief marketing officer and currently serves as our chief operating officer. Ms. Huang has more than 14 years sales and marketing experience. Ms. Huang was one of the co-founders of eLong.com and served as vice president of sales and marketing at eLong.com from 1999 to 2004. Ms. Huang earned a bachelor’s degree in industrial management engineering from Shanghai Jiao Tong University. She studied computer science at Mount Holyoke College and business at Boston University School of Management. Ms. Huang is married to Mr. Ligang Zhang.

Bonnie Sum Wai Lo has served as our director since July 2008. Ms. Lo co-heads the Greater China business of NewQuest Capital Partners and oversees investments in the consumer and healthcare sectors. Ms. Lo has over 13 years’ experience in finance, of which over 10 years were in principal investing. Prior to NewQuest, she was a director in Bank of America Merrill Lynch (BAML)’s Asia Private Equity group focusing on investments in Greater China. Prior to that, Ms. Lo held various positions at BAML and 3i (Asia) plc. Ms. Lo has an Executive MBA from EMBA-Global Asia, a joint program between Columbia Business School, University of Hong Kong Business School and London Business School. She received her undergraduate degree in Economics and East Asian Studies, magna cum laude, from Brown University.

Minjian Shi has served as our director since July 2008. Mr. Shi has served as managing director of Guangzhou Tomorrow Investment Management since May 2011 and of Guangdong Nowadays Investment from April 2005 to May 2011. From September 2000 to April 2005, he served as vice president of finance of Group Robust, a member of Danone Group. From September 1995 to May 2000, Mr. Shi served as commercial manager of Unilever in Australia and China. Mr. Shi served as director of 7 Days Group Holdings Limited from September 2006 to November 2010. Mr. Shi received a bachelor’s degree from Shanghai Jiao Tong University and a master’s degree in finance from Macquarie University.

Qing Liu has served as our director since March 2013. Ms. Liu is a managing director in the merchant banking division of Goldman Sachs. Ms. Liu also serves as a director of Shanghai La Chapelle Fashion Co., Ltd. Ms. Liu has a bachelor’s degree from Peking University and a master’s degree from Harvard University. Ms. Liu is a member of Harvard Graduate School of Arts and Science Alumni Association Council.

Chin Kiong Goh has served as our director since April 2013. Mr. Goh is a senior vice president in GIC Special Investments Pte. Ltd., the private equity arm of the Government of Singapore Investment Corporation Pte. Ltd. (GIC). Prior to joining GIC, Mr. Goh was in the Singapore Government Administrative Service serving a variety of roles. Mr. Goh graduated from University of California, Berkeley, with a bachelor’s degree in political science and a bachelor’s degree in mechanical engineering. Mr. Goh also has a master’s degree in political science from Stanford University.

David Ying Zhang has served as our director since December 2013. Mr. Zhang was also our director from November 2005 to March 2013. Mr. Zhang is a founding managing partner for Matrix Partners China. Mr. Zhang is on the board of directors of Sungy Mobile, Kingsoft Internet Security Software, Momo Technology Company and Beijing Xin Wu Bu Er Electronic Commerce. Mr. Zhang also co-manages WI Harper’s China portfolios. Prior to joining WI Harper, he worked at ABN AMRO and Salomon Smith Barney, and at University of California, San Francisco conducting medical research. Mr. Zhang received an M.S. degree in biotechnology and business from Northwestern University and a bachelor degree in clinical science from California State University, San Francisco.

Yang Chen has served as our chief financial officer since April 2013. Prior to joining iKang, Mr. Chen was vice president of Finance & Strategy at Campbell Soup Asia. Mr. Chen also held a variety of senior management positions at Lee Kum Kee, Dumex, PepsiCo and Wyeth after working at Arthur Andersen as an auditor. Mr. Chen has a bachelor's degree in international finance from Shanghai University of Finance and Economics and received an EMBA degree from Olin School of Business of Washington University in St. Louis. Mr. Chen is a member of the Chinese Institution of Certified Accountants.

Yafang Zhou has served as our senior vice president since August 2007. Ms. Zhou founded iKang Shanghai Xikang Road in 2000 and has served as the director and president of iKang Shanghai Xikang Road since its incorporation. She has also served as vice president of Shanghai Guobin Healthcare Holding Group from June 2006 to August 2007. From October 1994 to May 2002, Ms. Zhou founded Shanghai International Peace Xinfeng Healthcare Co., Ltd and served as president and general manager. She also worked with the Shanghai Municipal Health Bureau from January 1984 to October 1994.

Yunming Hui has served as our vice president since 2006. Mr. Hui has over 25 years of experience in the medical and healthcare industry. Mr. Hui served as chief executive officer and director of 91985.com, an Internet company, from September 2003 to December 2005. From March 1997 to July 2002, Mr. Hui served as vice president of Health Medicine (China) Limited.

Elmer Liu has served as our vice president of medical operations since December 2013. Mr. Liu also serves as secretary general of Taiwan Academy of Anti-Aging and Regenerative Medicine, director of Amber Hospitality Management Co. Ltd. and director of Wellness Hospitality Management Co. Ltd. Mr. Liu has also held management positions with Chinatrust Group and New World Development Group. Mr. Liu graduated from Feng Chia University with a bachelor’s degree in business administration and also has a master’s degree in hotel & food service management from Florida International University.

Board of Directors

Our board of directors currently consists of eight directors. A vacancy on our board may be filled by the members or by any remaining directors. Under our amended and restated memorandum and articles of association, which will come into effect prior to the completion of this offering, our board of directors will consist of at least two directors. Our directors will be elected by an ordinary resolution passed by the holders of common shares or by the affirmative of a simple majority of the remaining directors. There is no shareholding requirement for qualification to serve as a member of our board of directors.

Our board of directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

We believe that each of              will be an “independent director” as that term is used in the Nasdaq Stock Market Rules.

As a “foreign private issuer” we may take advantage of exemptions from certain corporate governance requirements of the Nasdaq Stock Market Rules. Accordingly, you will not have the same protection afforded to shareholders of companies that are subject to all of the Nasdaq’s corporate governance requirements. See “Risk Factors — Risks Related to the ADSs and Class A Common Shares and This Offering — We will rely on the foreign private issuer exemption from most of the corporate governance requirements under the Nasdaq Stock Market Rules.”

Duties of Directors

Under BVI law, our directors have a common law duty of loyalty to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. Our shareholders have the right, in our name, to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ meetings and reporting its work to shareholders at such meetings;

•	implementing shareholders’ resolutions;

•	determining our business plans and investment proposals;

•	formulating our profit distribution plans and loss recovery plans;

•	determining our debt and finance policies and proposals for the increase or decrease in our capital and the issuance of debentures;

•	formulating our major acquisition and disposition plans, and plans for merger, division or dissolution;

•	proposing amendments to our amended and restated memorandum and articles of association; and

•	exercising any other powers conferred by the shareholders’ meetings or under our amended and restated memorandum and articles of association.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Board Practices

We have established upon the completion of this offering three committees under the board of directors — the audit committee, the compensation committee and the nominating and corporate governance committee. Each committee’s members and functions are described below. We have adopted a charter for each of the board committees.

Audit Committee

Upon the completion of this offering, our audit committee will consist of              directors, namely Messrs.              (as chairman of the committee),              and             .              satisfies the “independence” requirements of the Nasdaq Stock Market Rules and the SEC. In addition, our board of directors has determined that              is qualified as an audit committee financial expert within the meaning of the applicable rule of the SEC. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

overseeing the qualification of the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions;

•	discussing the annual audited financial statements with management and the independent auditors;

•	discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	reviewing with management and the independent auditors related-party transactions and off-balance sheet transactions and structures;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives and actions;

•	reviewing policies with respect to risk assessment and risk management;

•	reviewing our disclosure controls and procedures and internal control over financial reporting;

•

timely reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by our company and all other material written communications between the independent auditors and management;

•	periodically reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•	meeting separately, periodically, with management, the internal auditors and the independent auditors.

Compensation Committee

Upon the completion of this offering, our compensation committee will consist of Messrs.              (as chairman of the committee),              and             .              satisfies the “independence” requirements of the Nasdaq Stock Market Rules. Our compensation committee will assist the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. The compensation committee will be responsible for, among other things:

•	reviewing and approving the compensation for our senior executives;

•	reviewing and evaluating our executive compensation and benefits policies generally;

•	reporting to our board of directors periodically;

•	evaluating its own performance and reporting to our board of directors on such evaluation;

•	periodically reviewing and assessing the adequacy of the compensation committee charter and recommending any proposed changes to our board of directors; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Upon the completion of this offering, our nominating and corporate governance committee will consist of Messrs.              (as chairman of the committee),              and             .              satisfies the “independence” requirements of the Nasdaq Stock Market Rules. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to serve as our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	periodically reviewing with the board the current composition of the board with regard to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regard to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to the board on all corporate governance matters and on any remedial action to be taken.

Compensation of Directors and Executive Officers

In fiscal 2012, the aggregate cash compensation paid to our directors and executive officers was approximately RMB10 million (US$1.6 million). No pension, retirement or similar benefits has been set aside or accrued for our executive officers or directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

Share Incentive Plan

Our board of directors has adopted two Share Incentive Plans in February and April 2013, respectively. The purpose of the Share Incentive Plans will be to attract, motivate, reward and retain selected employees and other eligible persons, and hence to drive the success of our business. The Share Incentive Plans provide for the issuance of up to 1,454,000 Class A common shares.

Eligible participants. Certain employees and consultants are eligible to participate in the Share Incentive Plans.

Share reserve. The maximum aggregate number of common shares that will be issued under the Share Incentive Plans is 1,454,000, which is less than 10% of our total common shares outstanding as of             .

Administration. The compensation committee, as designated by the board of directors and as described under “— Board committees — Compensation committee”, will administer the Share Incentive Plans, unless otherwise determined by the board of directors. The compensation committee will have the authority to, among other things, interpret and administer the plan, issue rules and regulations for plan administration, designate plan participants and determine the awards available to each participant and the terms and conditions of these awards. The committee may also determine whether, to what extent, under what circumstances and by what methods any awards may be settled, exercised and deferred.

Options. An option granted under the Share Incentive Plans will have specified terms set forth in an award agreement and will also be subject to the provisions of the Share Incentive Plans. The compensation committee will determine in the relevant award agreement the purchase price per share upon exercise of the option, with the purchase price being no less than 100% of the fair market value of the shares on the option grant date. The compensation committee will also determine in the relevant award agreement whether the option granted and vested under the award agreement will be exercisable following the recipient’s termination of services with us. If the common shares covered by an option are not exercised or purchased on the last day of the period of exercise, they will terminate. The term of an option granted under the Share Incentive Plans will not exceed 4 years from the date the option is granted. The consideration to be paid for our common shares upon exercise of an option or purchase of shares underlying the option will include cash, common shares, other securities, other awards or other property, or any combination of the foregoing methods of payment.

Restricted stock. Restricted stock issued under the Share Incentive Plans will be subject to restrictions imposed by the compensation committee, including limitations on the right to vote or receive dividends. The compensation committee may also determine that certain or all of these restrictions will lapse after a given period of time.

Restricted stock units. Restricted stock units issued under the Share Incentive Plans will represent the right to receive the value of our common shares (or a percentage of such value) at a specified date in the future, subject to the forfeiture of this right. Like restricted stock, restricted stock units are subject to certain restrictions and limitations that may imposed by the compensation committee.

Transferability. Unless the compensation committee determines otherwise, our Share Incentive Plans will not allow for the assignment, alienation, sale or transfer of awards other than by will or the laws of descent and distribution. Only the recipient of an award may exercise the award during his or her lifetime.

Change of control. Our Share Incentive Plans will provide that in the event of a change of control event, as defined in the Share Incentive Plans, all awards shall become fully vested and exercisable, and any restrictions applicable to any awards shall automatically lapse.

Amendment and termination. Our Share Incentive Plans will automatically terminate in             , unless we terminate it sooner. Our board of directors will have the authority to amend, suspend or terminate the Share Incentive Plans provided such action does not impair the rights of any participant with respect to any outstanding awards. Shareholder approval will be required for a decision to amend, suspend or terminate the plan if such is required by certain tax or regulatory requirements, or if the amendment proposed would increase the total number of common shares reserved or change the maximum number of common shares.

The table below sets forth, as of the date of this prospectus, the option grants made to our directors and executive officers and to other individuals as a group under our Share Incentive Plans.

Name	Number of Class A Common Shares to Be Issued upon Exercise of Options	Exercise Price per Class A Common Share (in US$)	Date of Grant	Date of Expiration
Ligang Zhang	150,000	5.1288	March 18, 2013	March 17, 2023
Feiyan Huang	150,000	5.1288	March 18, 2013	March 17, 2023
Yang Chen	200,000	6.0000	September 12, 2013	September 11, 2023
Yafang Zhou	—	—	—	—
Yunming Hui	20,000	5.1288	March 18, 2013	March 17, 2023
Other individuals	450,000	5.1288	March 18, 2013	March 17, 2023
Other individuals	80,000	6.0000	March 18, 2013	March 17, 2023

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding share capital.

As of December 31, 2013, we had not issued restricted shares to any of our directors or executive officers.

From 2004 to 2013, we granted an aggregate of 2,101,365 options and warrants to purchase our 2,101,365 Class A common shares to certain of our employees and consultants. As of December 31, 2013, 1,484,698 options and warrants were outstanding. All the options and warrants issued by us will be replaced with options or warrants, as appropriate, to purchase our company’s Class A common shares.

Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate an executive officer’s employment for cause at any time, with prior notice or remuneration, for certain acts of the officer, including, but not limited to, material violation of our regulations, failure to perform agreed duties or embezzlement that cause material damage to us, or a conviction of a crime, subject to compliance with applicable laws governing employment administration. An executive officer may terminate his or her employment at any time by 30-day prior written notice. Each executive officer is entitled to certain benefits upon termination, including an unpaid portion of the base salary and reimbursement for certain expenses.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rules and regulations of the SEC, of our common shares, on a fully diluted and as-converted basis, as of the date of this prospectus, by:

•	each of our directors and executive officers who beneficially own our common shares; and

•	each person known to us to own beneficially more than 5% of our common shares and each person who owns our preferred shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

The table below does not reflect the exercise of the underwriter’ over-allotment option to purchase up to an additional              ADSs.

	Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned after this Offering (Assuming No Exercise of Overallotment Option)		Percentage of Votes Held after this Offering
	Number	%(1)	Number	%	%
Directors and Executive Officers:
Ligang Zhang(2)	4,819,304	16.7
Boquan He(3)	4,448,575	15.4
Bonnie Sum Wai Lo	—	—
David Ying Zhang	—	—
Feiyan Huang(4)	557,865	1.9
Minjian Shi(5)	466,831	1.6
Qing Liu	—	—
Chin Kiong Goh	—	—
Yang Chen	—	—
Yafang Zhou(6)	541,390	1.9
Yunming Hui	—	—
All directors and executive officers as a group	10,833,965	37.6

Principal Shareholders:
Top Fortune Win Ltd.(7)	4,448,575	15.4
ShanghaiMed, Inc.(8)	3,219,836	11.2
NewQuest Asia Investments Limited(9)	2,260,839	7.8
Time Intelligent Finance Limited(10)	1,449,468	5.0
Broad Street Principal Investments, L.L.C.(11)	3,028,125	10.5
Ora Investment Pte Ltd.(12)	3,933,366	13.6

*	Less than 1% of our total outstanding shares.
(1)

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the number of shares outstanding. The total number of shares outstanding as of the date of this prospectus is 28,839,886, assuming the conversion of all outstanding preferred shares into an aggregate of 20,781,515 Class A common shares immediately upon the completion of this offering. The total number of shares outstanding after the completion of this offering will be .

(2)	Represents (i) 196,139 Class A common shares owned by ShanghaiMed, Inc., a British Virgin Islands company in which Mr. Ligang Zhang owns a 90% equity interest, (ii) 233,779 Class A common shares owned by Time Intelligent Finance Limited, a British Virgin Islands company ultimately owned by Mr. Ligang Zhang; (iii) 3,023,697 Class A common shares issuable upon the conversion of 1,570,000 Class B common shares, 770,000 Series A preferred shares, 52,268 Series B preferred shares and 631,429 Series C-3 preferred shares owned by ShanghaiMed, Inc. (iv) 1,215,689 Class A common shares issuable upon the conversion of 123,305 Series A preferred shares, 159,679 Series B preferred shares, 392,889 Series C-3 preferred shares, 470,758 Series D-1 preferred shares and 69,058 Series D-2 preferred shares owned by Time Intelligent Finance Limited and (v) 150,000 Class A common shares that Mr. Ligang Zhang has the right to acquire within 60 days through the exercise of stock options. The business address of Mr. Ligang Zhang is Shimao Tower B-6F, 92A Jianguo Road, Chaoyang District, Beijing 100022, China.

(3)	Represents (i) 1,551,120 Class A common shares owned by Top Fortune Win Ltd., a British Virgin Islands company ultimately owned by Mr. Boquan He; and (ii) 2,897,455 Class A common shares issuable upon the conversion of 50,000 Series A preferred shares, 1,748,473 Series D-1 preferred shares and 1,098,982 Series D-2 preferred shares owned by Top Fortune Win Ltd. The business address of Mr. Boquan He is Shimao Tower B-6F, 92A Jianguo Road, Chaoyang District, Beijing 100022, China.

(4)	Represents (i) 357,865 Class A common shares owned by Gold Partner Consultants Limited, a British Virgin Islands company ultimately owned by Ms. Feiyan Huang; (ii) 50,000 Class A shares issuable upon the conversion of 50,000 Series A preferred shares owned by Gold Partner Consultant Limited and (iii) 150,000 Class A common shares that Ms. Feiyan Huang has the right to acquire within 60 days through the exercise of stock options. The business address of Ms. Feiyan Huang is Shimao Tower B-6F, 92A Jianguo Road, Chaoyang District, Beijing 100022, China.

(5)	Represents (i) 168,327 Class A common shares owned by Favoured Star Ltd., a British Virgin Islands company ultimately owned by Mr. Minjian Shi; and (ii) 298,504 Class A common shares issuable upon the conversion of 179,102 Series D-1 preferred shares and 119,402 Series D-2 preferred shares owned by Favoured Star Ltd. The business address of Mr. Minjian Shi is Shimao Tower B-6F, 92A Jianguo Road, Chaoyang District, Beijing 100022, China.

(6)	Represents (i) 497,732 Class A common shares owned by Fortune Diamond Ltd., a British Virgin Islands company ultimately owned by Ms. Yafang Zhou; and (ii) 43,658 Class A common shares issuable upon the conversion of 43,658 Series D-1 preferred shares owned by Fortune Diamond Ltd. The business address of Ms. Yafang Zhou is Shimao Tower B-6F, 92A Jianguo Road, Chaoyang District, Beijing 100022, China.

(7)	Represents 1,551,120 Class A common shares and 2,897,455 Class A common shares issuable upon the conversion of 50,000 Series A preferred shares, 1,748,473 Series D-1 preferred shares and 1,098,982 Series D-2 preferred shares owned by Top Fortune Win Ltd., a British Virgin Islands company ultimately owned by Mr. Boquan He. The registered address of Top Fortune Win Ltd. is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.

(8)	Represents 196,139 Class A common shares, and 3,023,697 Class A common shares issuable upon the conversion of 1,570,000 Class B common shares, 770,000 Series A preferred shares, 52,268 Series B preferred shares and 631,429 Series C-3 preferred shares owned by ShanghaiMed, Inc. in which Mr. Ligang Zhang owns a 90% equity interest. The registered address of ShanghaiMed, Inc. is Palm Grove House, P.O. Box 3186, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

(9)	Represents 34,303 Class A common shares and 2,226,536 Class A common shares issuable upon the conversion of 2,226,536 Series E preferred shares owned by NewQuest Asia Investments Limited, a

Mauritius company. NewQuest Asia Investments Limited is a wholly-owned subsidiary of NewQuest Asia Fund I, L.P., a Cayman Islands exempted limited partnership. NewQuest Fund I (G.P.) Ltd., a Cayman Islands exempted company is the general partner of NewQuest Asia Fund I, L.P. The persons who exercise investment control on behalf of NewQuest Asia Fund I, L.P. and NewQuest Fund I (G.P.) are the directors of NewQuest Fund I (G.P.), including Darren Massara, Min Lin, Randhirsingh Juddoo, Rajan Rosick and Ryutaro Aida. The registered address of NewQuest Asia Investments Limited is 5th Floor, Barkly Wharf, Le Caudan Waterfront, Port Louis, Mauritius.

(10)	Represents 233,779 Class A common shares, and 1,215,689 Class A common shares issuable upon the conversion of 123,305 Series A preferred shares, 159,679 Series B preferred shares, 392,889 Series C-3 preferred shares, 470,758 Series D-1 preferred shares and 69,058 Series D-2 preferred shares owned by Time Intelligent Finance Limited, a British Virgin Islands company ultimately owned by Mr. Ligang Zhang. The registered address of Time Intelligent Finance Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(11)	Represents 3,491,023 Class A common shares issuable upon the conversion of 3,028,125 Series F-1 preferred shares owned by Broad Street Principal Investments, L.L.C., a limited liability corporation incorporated under the laws of the State of Delaware, 78,262 Series F-1 preferred shares owned by MBD 2013, L.P., a limited partnership formed under the laws of the State of Delaware, 29,748 Series F-1 preferred shares owned by MBD 2013 Offshore, L.P., a limited partnership formed under the laws of the Cayman Islands, 289,160 Series F-1 preferred shares owned by Bridge Street 2013, L.P., a limited partnership formed under the laws of the State of Delaware and 65,728 Series F-1 preferred shares owned by Bridge Street 2013 Offshore, L.P., a limited partnership formed under the laws of the Cayman Islands. Broad Street Principal Investments, L.L.C. is a wholly-owned subsidiary of The Goldman Sachs Group, Inc., a Delaware corporation which is a public company listed on the New York Stock Exchange. The registered address of both Broad Street Principal Investments, L.L.C., MBD 2013, L.P. and Bridge Street 2013, L.P. is Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, USA. The registered address of both MBD 2013 Offshore, L.P. and Bridge Street 2013 Offshore, L.P. is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman.

(12)	Represents 3,933,366 Class A common shares issuable upon the conversion of 816,193 Series E preferred shares and 3,117,173 Series F-1 preferred shares owned by Ora Investment Pte Ltd., a limited liability company organized and existing under the laws of Singapore. Ora Investment Pte Ltd. shares the power to vote and the power to dispose of the shares with GIC Special Investments Pte Ltd. and GIC Private Limited, both of which are private limited companies incorporated in Singapore. GIC Special Investments Pte Ltd. is wholly owned by GIC Private Limited and is the private equity investment arm of GIC Private Limited. GIC Private Limited is wholly owned by the Government of Singapore and was set up with the sole purpose of managing Singapore’s foreign reserves. The registered address of Ora Investment Pte Ltd. is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.

Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares and Class B common shares have the same rights except for voting and conversion rights. Each Class A common share is entitled to one vote per share, and each Class B common share is entitled to three votes per share and is convertible at any time into one Class A common share. Class A common shares are not convertible into Class B common shares under any circumstances. Upon the completion of this offering, all of our preferred shares and              of our Class B common shares will automatically be converted into Class A common shares on a one-for-one basis. See “Related Party Transactions — Private Placement” for a description of the history of our share issuances and transfers. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of the date of this prospectus, none of our outstanding common shares are held by record holders in the United States.

RELATED PARTY TRANSACTIONS

Private Placement

Common Shares

iKang Guobin Healthcare Group, Inc, or our company, was incorporated in the British Virgin Islands on December 24, 2003. Upon incorporation, we issued 750,000 ordinary shares to ShanghaiMed, Inc., of which Mr. Ligang Zhang is a beneficiary owner, at a price US$0.01 per share. In 2004, our company further issued an aggregate of 1,590,000 ordinary shares to ShanghaiMed, Inc., among which 1,540,000 ordinary shares were subscribed at a price of US$0.46623 per share and 50,000 ordinary shares were subscribed at a price of US$0.01 per share, and 323,333 ordinary shares to Gold Partner Consultants Limited, at a price of US$0.01 per share. Feiyan Huang is the beneficiary owner of Gold Partner Consultants Limited.

In February 2005, our company issued 333,333 ordinary shares to Shanghai VC International Company Limited, or Shanghai VC, at a price of US$0.975 per share. In April 2005, we issued 194,003 ordinary shares to Zero Gap Treasure Inc. in connection with our acquisition of iKang Technology. In August 2005, we issued an aggregate of 287,711 ordinary shares to Time Intelligent Finance Limited, Gold Partner Consultants Limited and Shanghai VC, at a price of US$1.80 per share.

In November 2005, our company reclassified and divided our share capital into 4,900,000 Class A common shares, 1,600,000 Class B common shares, 1,400,000 Series A preferred shares and 1,100,000 Series B preferred shares. Upon such reclassification, our company reclassified (i) the 750,000 ordinary shares issued to ShanghaiMed, Inc. into Class B common shares in December 2003; (ii) the 323,333 ordinary shares issued to Gold Partner Consultants Limited into Class A common shares in 2004; (iii) the 820,000 ordinary shares among the 1,590,000 ordinary shares issued to ShanghaiMed, Inc. in 2004 into Class B common shares and 770,000 ordinary shares among the 1,590,000 ordinary shares issued to ShanghaiMed, Inc. in 2004 into Series A preferred shares; (iv) the 333,333 ordinary shares issued to Shanghai VC in February 2005 into Series A preferred shares; (v) the 194,003 ordinary shares issued to Zero Gap Treasure Inc. in April 2005 into Class A common shares; and (vi) the 287,711 ordinary shares to Time Intelligent Finance Limited, Gold Partner Consultants Limited and Shanghai VC in August 2005 into Series A preferred shares.

In October 2006, our company issued an aggregate of 205,773 Class A common shares to Gamay Portfolio Inc., Nexus Concept Limited and Sino Advance Limited, in connection with our acquisition of Bayley & Jackson (China) Medical Services Limited.

In April 2007, our company issued an aggregate of 228,215 Class A common shares, among which 31,770 Class A common shares were subscribed at a price of US$3.15 per share and 196,445 Class A common shares were subscribed at a price of US$1.78 per share, to a group of then existing shareholders of us. In April 2007, our company entered into a share purchase agreement pursuant to which we issued an aggregate of 3,321,043 Class A common shares, at a price of US$0.01 per share, to Top Fortune Win Ltd., Favored Star Ltd, Star Rising Ltd., Perfect Fortune Success Ltd., Fortune Diamond Ltd. and Wonderful Success Ltd. In July 2007, Top Fortune Win Ltd., Star Rising Ltd. and Perfect Fortune Success Ltd. transferred an aggregate of 166,052 Class A common shares to Time Intelligent Finance Limited. In July 2007, we issued 42,100 Class A common shares to Ravini Limited in connection with our acquisition of Shanghai Yalong Daoyi Medical Services Co., Ltd.

In January 2008, our company repurchased all the 45,306 Class A common shares held by Ravini Limited at an aggregate price of RMB2 million and US$8,444. In July 2008, we issued 156,667 Class A common shares to Intellect First Limited in connection with the exercise of the options we granted to one of our employees.

From December 2007 to February 2010, our company repurchased an aggregate of 251,079 Class A common shares from Ravini Limited, Nexus Concept Limited, Gamay Portfolio Inc., and Sino Advance Limited and redistributed these shares to certain of our then-existing shareholders in October 2010.

In November 2010, our company issued 390,511 Class A common shares to Easejoint Limited in connection with the exercise of the warrants that we issued to acquire iKang Beijing Kunming Lake in December 2008. In December 2010, we issued 45,000 Class A common shares to Fame Great Limited in connection with the exercise of the options that we issued to one employee.

In January 2011, Wonderful Success Ltd. transferred 83,624 Class A common shares to Honor Shine Group Limited at a price of US$6.00 per share. In April 2011, Indopark Holdings Limited transferred 34,303 Class A common shares to NewQuest Asia Investments Limited. In April 2011, Shanghai VC (International) Limited and Clarity Creek International Limited transferred an aggregate of 9,029 Class A common shares to Shanghai Ventures Corporation Limited, C. Power Enterprise Limited, Max Major Corp. and Xiaoqi Zhang.

In May 2011, our company issued 13,608 Class A common shares to Shanghai VC (International) Limited and Clarity Creek International Limited upon the exercise of the options that we issued to Shanghai VC (International) Limited and Clarity Creek International Limited. In May 2011, Shanghai VC (International) Limited and Clarity Creek International Limited transferred an aggregate of 13,213 Class A common shares to Shanghai Ventures Corporation Limited, C. Power Enterprise Limited, Max Major Corp. and Xiaoqi Zhang. In July 2011, we issued 181,237 Class A common shares to Gold Partner Consultants Limited, ShanghaiMed, Inc., Time Intelligent Finance Limited, Wisdom Power International Limited, Zero Gap Treasure Inc., WI Harper Inc Fund VI Ltd., and Top Media Holdings Limited upon the exercise of the options that we issued to Gold Partner Consultants Limited, ShanghaiMed, Inc., Time Intelligent Finance Limited, Wisdom Power International Limited, Zero Gap Treasure Inc., WI Harper Inc Fund VI Ltd., and Top Media Holdings Limited. In November 2011, Perfect Fortune Success Ltd. transferred 200,000 Class A common shares to Honor Shine Group Limited at a price of US$10.00 per share.

In March 2012, Wonderful Success Ltd. transferred 100,000 Class A common shares to Gold Starlite Assets Ltd. at a price of US$10.00 per share.

In March 2013, a total number of 205,245 Class A common shares held by Shanghai Ventures Corporation Limited, C. Power Enterprise Limited, WI Harper Inc Fund VI Ltd., Perfect Fortune Success Ltd., ePlanet Ventures II, L.P. and Honor Shine Group Limited were reclassified as 205,245 Series F preferred shares and transferred to Ora Investment Pte. Ltd. and Broad Street Principal Investments, L.L.C.

In October 2013, a total number of 311,572 Class A common shares held by Gold Partner Consultants Limited, Intellect First Limited, Zero2IPO China Angel Fund I, L.P., Zero2IPO China Angel Affiliates Fund I, L.L.C. Fame Great Limited and Gold Starlite Assets Ltd were transferred to BEIDMHK Holding Limited and reclassified as 311,572 Series F-2 preferred shares.

Preferred Shares

Series A Preferred Shares

Below is a summary of the history of issuance and transfer of our Series A preferred shares:

•

In November 2005, our company reclassified 1,391,044 ordinary shares issued to ShanghaiMed, Inc. Time Intelligent Finance Limited, Gold Partner and Shanghai VC into 1,391,044 Series A preferred shares.

•	In June 2006, Shanghai VC transferred an aggregate of 100,000 Series A preferred shares to Crimson Services Limited, Clarity Creek International Limited and Wisdom Power International Limited.

•	In November 2006, Crimson Services Limited transferred all the 30,000 Series A preferred shares it held to Clarity Creek International Limited.

•

In May 2008, Gold Partner Consultants Limited transferred an aggregate of 82,203 Series A preferred shares to WI Harper Inc Fund VI Ltd., Pacven Walden Ventures VI, L.P., Pacven Walden Ventures Parallel VI, L.P. and ePlanet Ventures II, L.P.

•	In December 2009, Shanghai VC transferred an aggregate of 100,000 Series A preferred shares to Gold Partner Consultants Limited and Top Fortune Win Ltd.

•

In April 2011, Shanghai VC (International) Limited and Clarity Creek International Limited transferred an aggregate of 245,536 Series A preferred shares to Shanghai Ventures Corporation Limited, C. Power Enterprise Limited and Xiaoqi Zhang.

•

In March 2013, a total number of 296,376 Series A preferred shares held by Shanghai Ventures Corporation Limited, C. Power Enterprise Limited, Zhang Xiaoqi, WI Harper Inc Fund VI Ltd. and ePlanet Ventures II, L.P. were reclassified as 296,376 Series F preferred shares and transferred to Ora Investment Pte. Ltd. and Broad Street Principal Investments, L.L.C.

Series B Preferred Shares

Below is a summary of the history of issuance and transfer of our Series B preferred shares:

•

In November 2005, our company entered into a share purchase agreement pursuant to which we issued an aggregate of 1,059,735 Series B preferred shares, among which 635,841 Series B preferred shares were purchased by WI Harper Inc Fund VI Ltd. at a price of US$3.15 per share and 423,894 Series B preferred shares were purchased by Shanghai VC, Time Intelligent Finance Limited and ShanghaiMed, Inc. at a price of US$2.36 per share.

•	In April 2011, Shanghai VC (International) Limited transferred 211,947 Series B preferred shares to Shanghai Ventures Corporation Limited and Xiaoqi Zhang.

•

In March 2013, a total number of 373,367 Series B preferred shares held by Shanghai Ventures Corporation Limited, Zhang Xiao Qi and WI Harper Inc Fund VI Ltd. were reclassified as 373,367 Series F preferred shares and transferred to Ora Investment Pte. Ltd. and Broad Street Principal Investments, L.L.C.

Series C Preferred Shares

Below is a summary of the history of issuance and transfer of our Series C preferred shares:

•

In November 2006, our company entered into a share purchase agreement pursuant to which we issued (i) an aggregate of 794,250 Series C-1 preferred shares, at a price of US$3.15 per share, to WI Harper Inc Fund VI Ltd. and Shanghai VC, (ii) an aggregate of 252,572 Series C-2 preferred shares, at a price of US$5.939 per share, to Top Media Holdings Limited, and (iii) an aggregate of 1,024,318 Series C-3 preferred shares, at a price of US$1.78 per share, to ShanghaiMed, Inc. and Time Intelligent Finance Limited.

•	In April 2011, Shanghai VC (International) Limited transferred 111,195 Series C-1 preferred shares to Max Major Corp. and Xiaoqi Zhang.

•

In March 2013, a total number of 126,286 Series C-2 preferred shares held by Top Media Holdings Limited were reclassified as 126,286 Series F preferred shares and transferred to Ora Investment Pte. Ltd..

Series D Preferred Shares

Below is a summary of the history of issuance and transfer of our Series D preferred shares:

•

In April 2007, our company entered into a share purchase agreement pursuant to which we issued an aggregate of 3,655,151 Series D-1 preferred shares at a price of US$0.01 per share and an aggregate of 2,436,769 Series D-2 preferred shares at a price of US$0.01 per share. The investors in our Series D-1 and D-2 preferred shares included Top Fortune Win Ltd., Favored Star Ltd, Star Rising Ltd., Perfect Fortune Success Ltd., Fortune Diamond Ltd. and Wonderful Success Ltd.

•

In July 2007, Top Fortune Win Ltd., Star Rising Ltd. and Perfect Fortune Success Ltd. transferred an aggregate of 182,758 Series D-1 preferred shares and an aggregate of 121,838 Series D-2 preferred shares to Time Intelligent Finance Limited.

•

In November 2007, Time Intelligent Finance Limited, Perfect Fortune Success., Star Rising Ltd. and Wonderful Success Ltd. transferred an aggregate of 429,556 Series D-2 preferred shares to Clarity Creek International Limited, Zero2IPO China Angel Fund I, L.P., Zero2IPO China Angel Affiliates Fund I, L.L.C., Pacven Walden Ventures VI, L.P. and Pacven Walden Ventures Parallel VI, L.P. at a price of US$5.1288 per share.

•

In May 2008, Perfect Fortune Success Ltd., Fortune Diamond Ltd. and Wonderful Success Ltd., transferred an aggregate of 370,000 Series D-2 preferred shares to WI Harper Inc Fund VI Ltd., Pacven Walden Ventures VI, L.P., Pacven Walden Ventures Parallel VI, L.P. and ePlanet Ventures II, L.P. at a price of US$5.1288 per share.

•

In February 2010, Perfect Fortune Success Ltd., Wonderful Success Ltd. and Star Rising Ltd. transferred an aggregate of 400,000 Series D-1 preferred shares to Top Fortune Win Ltd., Time Intelligent Finance Limited and Fulberto Limited at a price of US$5.1288 per share.

•

In May 2010, Wonderful Success Ltd. transferred an aggregate of 99,372 Series D-1 preferred shares to Ying Ci and Popular World Ltd at a price of US$5.1288 per share. In December 2010, Fortune Diamond Ltd. transferred an aggregate of 188,000 Series D-1 preferred shares and 194,439 Series D-2 preferred shares to Earnstar Holding Limited and Time Intelligent Finance Limited at a price of US$5.1288 per share.

•

In January 2011, Perfect Fortune Success Ltd. transferred an aggregate of 62,332 Series D-1 preferred shares and 62,857 Series D-2 preferred shares to Pacven Walden Ventures VI, L.P., Pacven Walden Ventures Parallel VI, L.P. and Honor Shine Group Limited at a price of US$6.00 per share.

•

In March 2012, Fortune Diamond Ltd transferred an aggregate of 300,000 Series D-1 preferred shares to Splendour Path Limited, Wisdom Power International Limited and Gold Starlite Assets Ltd at a price of US$10.00 per share.

•	In March 2012, Perfect Fortune Success Ltd. transferred an aggregate of 100,000 Series D-1 preferred shares to Celestial Speed Investments Limited and Chrisfield Limited.

•	In March 2012, Star Rising Ltd. transferred an aggregate of 100,000 Series D-2 preferred shares to Gold Starlite Assets Ltd at a price of US$10.00 per share.

•

In March 2013, a total number of 116,287 Series D-1 preferred shares held by Wisdom Power International Limited and Perfect Fortune Success Ltd. were reclassified as 116,287 Series F preferred shares and transferred to Ora Investment Pte. Ltd. and Broad Street Principal Investments, L.L.C.

•

In March 2013, a total number of 129,233 Series D-2 preferred shares held by ePlanet Ventures II, L.P. and Honor Shine Group Limited were reclassified as 129,233 Series F preferred shares and transferred to Ora Investment Pte. Ltd.

•	In August 2013, Star Rising Ltd. transferred an aggregate of 313,220 Series D-1 preferred shares and 16,780 Series D-2 preferred shares to AvantaLion, LLC at a price of US$10.00 per share.

•	In August 2013, Gold Starlite Assets Ltd. transferred an aggregate of 150,000 Series D-1 preferred shares and 100,000 Series D-2 preferred shares to AvantaLion, LLC at a price of US$10.00 per share.

•	In October 2013, a total number of 50,000 Series D-1 preferred shares held by Fulberto Limited were transferred to BEIDMHK Holding Limited and reclassified as 50,000 Series F-2 preferred shares.

•

In October 2013, a total number of 234,912 Series D-2 preferred shares held by Zero2IPO China Angel Fund I, L.P., Zero2IPO China Angel Affiliates Fund I, L.L.C. Wonderful Success Ltd. and Earnstar Holding Limited were transferred to BEIDMHK Holding Limited and reclassified as 234,912 Series F-2 preferred shares.

Series E Preferred Shares

Below is a summary of the history of issuance and transfer of our Series E preferred shares:

•

In October 2007, our company entered into a share purchase agreement pursuant to which we issued an aggregate of 4,289,457 Series E preferred shares at a price of US$5.1288 per share. The investors in our Series E preferred shares included Indopark Holdings Limited, ePlanet Ventures II, L.P., United Sheen Limited, Shanghai VC, Pacven Walden Ventures VI, L.P., Pacven Walden Ventures Parallel VI, L.P., Clarity Creek International Limited and WI Harper Inc Fund VI Ltd.

•	In April 2011, Indopark Holdings Limited transferred 2,827,142 Series E preferred shares to NewQuest Asia Investments Limited.

•	In April 2011, Shanghai VC (International) Limited transferred 175,478 Series E preferred shares to Max Major Corp., C. Power Enterprise Limited and Xiaoqi Zhang.

•	In March 2013, C. Power Enterprise Limited, WI Harper INC Fund VI Ltd. and ePlanet Ventures II, L.P. transferred a total of 816,193 Series E preferred shares to Ora Investment Pte Ltd.

•	In September 2013, NewQuest Asia Investments Limited transferred 600,606 Series E preferred shares to BEIDMHK Holding Limited.

Series F-1 Preferred Shares

Below is a summary of the history of issuance, reclassfication and transfer of our Series F-1 preferred shares:

•

In March 2013, our company entered into a subscription agreement pursuant to which we issued an aggregate of 5,361,402 Series F preferred shares at the total consideration of US$70,181,010. The investors in our Series F preferred shares included Broad Street Principal Investments, L.L.C., MBD 2013, L.P. , MBD 2013 Offshore, L.P., Bridge Street 2013, L.P., Bridge Street 2013 Offshore, L.P. and Ora Investment Pte. Ltd.

•

In March 2013, a total number of 1,041,549 preferred shares held by Shanghai Ventures Corporation Limited, C. Power Enterprise Limited, Zhang Xiao Qi, Wisdom Power International Limited, WI Harper Inc Fund VI Ltd., Top Media Holdings Limited, Perfect Fortune Success Ltd., ePlanet Ventures II, L.P. and Honor Shine Group Limited were reclassified as 1,041,549 Series F preferred shares and transferred to Ora Investment Pte. Ltd. and Broad Street Principal Investments, L.L.C.

•	In October 2013, the Series F preferred shares were reclassified as Series F-1 preferred shares.

Series F-2 Preferred Shares

Below is a summary of the history of issuance of our Series F-2 preferred shares:

•

In October 2013, a total number of 596,484 Class A common shares and preferred shares held by Gold Partner Consultants Limited, Intellect First Limited, Zero2IPO China Angel Fund I, L.P., Zero2IPO China Angel Affiliates Fund I, L.L.C., Gold Starlite Assets Ltd., Fulberto Limited, Fame Great Limited, Wonderful Success Ltd. and Earnstar Holding Limited were transferred to BEIDMHK Holding Limited and reclassified as 596,484 Series F-2 preferred shares.

Options and Warrants

From 2004 to 2013, our company granted an aggregate of 2,101,365 options and warrants to purchase our 2,101,365 Class A common shares to certain of our employees and consultants. As of December 31, 2013, 1,484,698 options and warrants were outstanding. All the options issued by us will be replaced with options to purchase our company’s Class A common shares.

We adopted our Share Incentive Plans in February and April 2013 and has granted options to purchase our Class A common shares to certain of our directors, executive officers, employees and consultants and certain employees of our related companies. As of the date of this prospectus, the aggregate number of our Class A common shares underlying our outstanding options. See “Management — Share Incentive Plan.”

Transactions with Shareholders and Related Parties

In March 2013, we extended a loan to Mr. Ligang Zhang, our founder, chairman and chief executive officer, in the principal amount of RMB3 million (US$0.5 million) at an annualized interest rate of 3%, which was paid off in November 2013.

In August 2011, iKang Holding entered into an agreement with Mr. Boquan He, a director of our company and the holder of a 35% equity interest in iKang Shanghai Xikang Road pursuant to which iKang Holding purchased the 35% equity interest in iKang Shanghai Xikang Road held by Mr. Boquan He with an aggregate consideration of US$15.9 million. As of March 31, 2013, we paid an aggregate amount of US$3.2 million to Mr. Boquan He and the remaining amount will be paid on December 31, 2013 according to share purchase agreement. As of March 31, 2013, we had amounts due to the non-controlling shareholder of US$12.4 million in connection with this acquisition.

From 2009 to 2010, we had amounts due from Mr. Ligang Zhang, and Ms. Yabin Shen, a shareholder of iKang Zhejiang BVI, for miscellaneous expenses paid by us on behalf of Mr. Ligang Zhang. As of December 31, 2010, the amounts due from Ms. Yabin Shen were nil. As of December 31, 2010, the amounts due from Mr. Ligang Zhang were US$3,000. As of June 23, 2011, all such outstanding amounts due from Mr. Ligang Zhang were paid off.

In 2010 and 2011, we had amounts due from a non-controlling shareholder of iKang Shanghai Lujiazui, which were incurred before and during our acquisition process. As of December 31, 2010, the amounts due from the non-controlling shareholder of iKang Shanghai Lujiazui were US$30,000 and such amounts due from the non-controlling shareholder were paid off in 2011.

From 2009 to 2010, we had amounts due to Mr. Ligang Zhang, Ms. Yabin Shen and Mr. Baoqing Liu, a shareholder of iKang Beijing Kunming Lake, for operating and investing expenses paid by Mr. Ligang Zhang, Ms. Yabin Shen and Mr. Baoqing Liu on our behalf. As of December 31, 2010, the amounts due to Mr. Ligang Zhang were US$15,000. As of December 31, 2010, the amounts due to Ms. Yabin Shen were US$145,000. As of December 31, 2010, the amounts due to Mr. Baoqing Liu were US$13,000. All the outstanding amounts due to these shareholders were paid off in 2011.

In 2009, we had amounts due to a non-controlling shareholder of iKang Shenzhen Nanshan for operating expenses paid by a non-controlling shareholder of iKang Shenzhen Nanshan on our behalf. All the outstanding amounts due to the non-controlling shareholder of iKang Shenzhen Nanshan were paid off in 2010.

Employment Agreements

See “Management — Compensation of Directors and Executive Officers.”

Share Incentive Plan

See “Management — Share Incentive Plan.”

DESCRIPTION OF SHARE CAPITAL

As of the date of this prospectus, our authorized share capital, being US$600,000, is divided into 60,000,000 shares of par value of US$0.01 each, comprising 39,218,485 common shares with a par value of US$0.01 each, of which 37,648,485 common shares are designated as Class A common shares and 1,570,000 common shares are designated as Class B common shares and 20,781,515 preferred shares with a par value of US$0.01 each, of which 1,094,668 preferred shares are designated as Series A preferred shares, 686,368 preferred shares are designated as Series B preferred shares, 794,250 preferred shares are designated as Series C-1 preferred shares, 126,286 preferred shares are designated as Series C-2 preferred shares, 1,024,318 preferred shares are designated as Series C-3 preferred shares, 3,488,864 preferred shares are designated as Series D-1 preferred shares, 2,072,624 preferred shares are designated as Series D-2 preferred shares, 4,289,457 preferred shares are designated as Series E preferred shares, 6,608,196 preferred shares are designated as Series F-1 preferred shares and 596,484 preferred shares are designated as Series F-2 preferred shares. As of the date of this prospectus, there are 4,599,673 Class A common shares, 1,570,000 Class B common shares, 1,094,668 Series A preferred shares, 686,368 Series B preferred shares, 794,250 Series C-1 preferred shares, 126,286 Series C-2 preferred shares, 1,024,318 Series C-3 preferred shares, 3,488,864 Series D-1 preferred shares, 2,072,624 Series D-2 preferred shares, 4,289,457 Series E preferred shares, 6,608,196 Series F-1 preferred shares and 596,484 Series F-2 preferred shares issued and outstanding. Immediately prior to the completion of this offering, our authorized share capital will comprise of              Class A common shares of a par value of US$0.01 each and              Class B common shares of a par value of US$0.01 each. Holders of Class A common shares and Class B common shares have the same rights except for voting and conversion rights. Each Class A common share is entitled to one vote per share, and each Class B common share is entitled to three votes per share and is convertible at any time into one Class A common share. Class A common shares are not convertible into Class B common shares under any circumstances. Upon the completion of this offering, all of our preferred shares and              of our Class B common shares will automatically be converted into Class A common shares on a one-for-one basis.

We were incorporated in the British Virgin Islands on the December 24, 2003 as an international business company, governed by the International Business Companies Act (Cap 291), and we were automatically re-registered as a BVI business company with limited liability on January 1, 2007 under the BVI Business Companies Act, 2004, as amended (the “BVI Companies Act”). We gave notice to disapply Part IV of Schedule 2 of the BVI Companies Act on            , 2014. Our new amended and restated memorandum and articles of association will become effective upon completion of this offering. The following are summaries of material provisions of our amended and restated memorandum and articles of association and the BVI Companies Act insofar as they relate to the material terms of our common shares. This summary is accurate but not complete, and you should read the form of our amended and restated memorandum and articles of association, which have been filed as exhibits to the registration statement of which this prospectus is a part.

The following discussion primarily concerns common shares and the rights of holders of common shares. The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the common shares are held in accordance with the provisions of the deposit agreement in order to exercise shareholders’ rights in respect of the common shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of common shares represented by ADSs in accordance with the non-discretionary written instructions of the holders of such ADSs. See “Description of American Depositary Shares — Voting Rights.”

Meetings

An annual general meeting shall be held in each year. An annual general meeting and any extraordinary general meeting shall be called by not less than 10 days’ notice in writing. Notice of every general meeting will be given to all of our shareholders other than those that, under the provisions of our amended and restated articles of association or the terms of issue of the common shares they hold, are not entitled to receive such notices from us, and also to our principal external auditors. Extraordinary general meetings may be called only by (i) our board of directors or (ii) a requisition of shareholders holding at the date of requisition not less than 25% of the voting rights represented by the then issued shares and may not be called by any other person.

In accordance with our amended and restated articles of association, a general meeting called by shorter notice than that mentioned above, if it is so agreed (i) in the case of a meeting called as an annual general meeting by all of our shareholders entitled to attend and vote at the meeting; and (ii) in the case of any other meeting, by our shareholders together holding not less than 95% of the voting rights represented by the issued voting shares giving that right.

Two or more shareholders present in person or by proxy that represent not less than 50% of the voting rights represented by the issued voting shares will constitute a quorum. No business other than the appointment of a chairman may be transacted at any general meeting unless a quorum is present at the commencement of business. However, the absence of a quorum will not preclude the appointment of a chairman. If present, the chairman of our board of directors shall be the chairman presiding at any shareholders meetings.

A corporation being a shareholder shall be deemed for the purpose of our amended and restated articles of association to be present in person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our shareholders. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation that he represents as that corporation could exercise if it were our individual shareholder.

The quorum for a separate general meeting of the holders of a separate class of shares is described in “— Modification of Rights” below.

Our amended and restated articles of association do not allow our shareholders to approve matters to be determined at shareholders meetings by way of written resolutions without a meeting.

Voting Rights Attaching to the Shares

At any general meeting every holder of Class A common shares who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) shall have one vote on a show of hands, and on a poll every shareholder holding Class A common shares present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly appointed representative) shall have one vote for each fully paid Class A common share of which such shareholder is the holder. Each Class B common share is entitled to three votes per share and is convertible at any time into one Class A common share.

No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is duly registered as our shareholder at the applicable record date for that meeting and all calls or installments due by such shareholder to us have been paid.

If a recognized clearing house (or its nominee(s)), being a corporation, is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house (or its nominee(s)) including the right to vote individually on a show of hands.

While there is nothing under the laws of the BVI which specifically prohibits or restricts the creation of cumulative voting rights for the election of directors of the company, it is not a concept that is accepted as a common practice in the BVI, and the company has made no provisions in its amended and restated articles of association to allow cumulative voting for such elections.

The BVI Companies Act contains various mechanism to protect minority shareholders, including:

Restraining or Compliance Orders: if a company or a director of a company engages in, proposes to engage in or has engaged in, conduct that contravenes the BVI Companies Act or the company’s memorandum and articles of association, the court may, on the application of a member or a director of the company, make an order directing the company or its director to comply with, or restraining the company or director from engaging in conduct that contravenes, the BVI Companies Act or the company’s memorandum and articles of association;

Unfair Prejudice Remedies: a member of a company who considers that the affairs of the company have been, are being or are likely to be, conducted in a manner that is, or any acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him, may apply to the court for an order and, if the court considers that it is just and equitable to do so, it may make such order as it thinks fit, including, without limitation, one or more of the following orders:

(i)	in the case of a shareholder, requiring the company or any other person to acquire the shareholder’s shares;

(ii)	requiring the company or any other person to pay compensation to the member;

(iii)	regulating the future conduct of the company’s affairs;

(iv)	amending the memorandum or articles of association of the company;

(v)	appointing a receiver of the company;

(vi)	appointing a liquidator of the company under section 159(1) of the Insolvency Act;

(vii)	directing the rectification of the records of the company; and

(viii)	setting aside any decision made or action taken by the company or its directors in breach of the BVI Companies Act or the company’s memorandum and articles of association.

The BVI Companies Act provides that any member of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following:

(i)	a merger;

(ii)	a consolidation;

(iii)	any sale, transfer, lease, exchange or other disposition of more than 50% of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including:

•	a disposition pursuant to an order of the court having jurisdiction in the matter;

•

a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interests within one (1) year after the date of disposition; or

•	a transfer pursuant to the power of the directors to transfer assets for the protection thereof;

(iv)	a redemption of 10% or less of the issued shares of the company required by the holders of 90% or more of the shares of the company pursuant to the terms of the BVI Companies Act; and

(v)	an arrangement, if permitted by the court.

Generally any other claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the BVI or their individual rights as shareholders as established by the company’s memorandum and articles of association.

Pre-Emption Rights

There are no pre-emption rights applicable to the issue of new shares under either BVI law or our amended and restated memorandum and articles of association.

Liquidation Rights

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively and (ii) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.

If we are wound up, the liquidator may with the sanction of a special resolution and any other sanction required by the BVI Companies Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether or not they shall consist of property of the same kind) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may also vest the whole or any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Modification of Rights

Except with respect to share capital (as described below), alterations to our amended and restated memorandum and articles of association may only be made by special resolution, meaning a majority of at least two-thirds of votes cast at a shareholders meeting.

In accordance with our amended and restated memorandum and articles of association, all or any of the special rights attached to shares of any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified, abrogated or, with the sanction of a special resolution, passed at a separate general meeting of the holders of the shares of that class. The provisions of our amended and restated articles of association relating to general meetings shall apply similarly to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting or at its adjourned meeting shall be a person or persons together holding (or represented by proxy) on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, that every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Alteration of Capital

We may by ordinary resolution:

(i) combine our shares, including issued shares, into a smaller number of shares; or

(ii) sub divide our shares, or any of them, into a greater number of shares,

provided that, where shares are divided or combined, the aggregate par value (if any) of the new shares must be equal to the aggregate par value (if any) of the original shares, and we shall not divide our shares if it would cause the maximum number of shares that we are authorized to issue to be exceeded.

We may by an amendment to our memorandum divide our shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions as may be determined by us.

Transfer of Shares

Any of our shareholders may transfer all or any of his or her shares in accordance with our amended and restated articles of association by an instrument of transfer in the usual or common form or in a form prescribed by the Nasdaq or in another form that our directors may approve.

Our directors may refuse to register a transfer of any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and they may also, without prejudice to the foregoing generality, refuse to register a transfer of any share issued for a promissory note or other binding obligation to contribute money or property or a contribution thereof to us on which we have a lien.

Our directors may decline to register any transfer of any share on which we have a lien. Our directors may also decline to register any transfer of any share unless:

•

the instrument of transfer is lodged with us accompanied by the certificate for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of share;

•	the instrument of transfer is properly stamped (in circumstances where stamping is required);

•	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on notice being given by advertisement in such one or more newspapers or by any other means in accordance with the requirements of the Nasdaq, be suspended and the register closed at such times and for such periods as our directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

Share Repurchase

Subject to satisfaction of the solvency test set out in the BVI Companies Act, we shall have all the powers conferred upon us by the BVI Companies Act to purchase or otherwise acquire our own shares in accordance with our amended and restated articles of association, and such power shall be exercisable by our board in such manner, upon such terms and subject to such conditions as it thinks fit, including but not limited to, the purchase of shares at a price less than fair value.

Shares that we purchase, redeem or otherwise acquire pursuant to our amended and restated in accordance with articles of association may be cancelled or held as treasury shares provided that the number of shares purchased, redeemed or otherwise acquired when aggregated with shares already held as treasury shares may not exceed 50% of the shares of that class previously issued (excluding shares that have been cancelled).

Dividends

Subject to compliance with the BVI Companies Act, we in general meeting may from time to time declare dividends in any currency to be paid to the members but no dividend shall be declared in excess of the amount recommended by the board. The board may recommend and pay to all members on a pro rata basis a dividend or a distribution at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately after the payment of the dividend or distribution, the value of our assets exceeds our liabilities and we are able to pay our debts as they fall due.

Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may deduct from any dividend or other moneys payable to any shareholder all sums of money (if any) presently payable by such shareholder to us on account of calls or otherwise.

No dividend or other money payable by us on or in respect of any share shall bear interest against us.

In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that (i) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof if our directors so determine) in cash in lieu of such allotment or (ii) the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our directors may think fit. We may also upon recommendation by our directors resolve in respect of any particular dividend that, notwithstanding the foregoing, a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.

All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for the benefit of our company until claimed. Any dividend unclaimed after a period of six years from the date of declaration of such dividend shall be forfeited and reverted to us.

Whenever our directors have resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient. In particular, our directors may issue fractional certificates, ignore fractions altogether or round the same up or down, fix the value for distribution purposes of any such specific assets, determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties, vest any such specific assets in trustees as may seem expedient to our directors, and appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, which appointment shall be effective and binding on our shareholders.

Untraceable Shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

•

all checks or warrants in respect of dividends of such shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained un-cashed for a period of 12 years prior to the publication of the advertisement and during the three months referred to in third bullet point below;

•	we have not during that time received any indication of the existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and

•

we have caused an advertisement to be published in newspapers in the manner stipulated by our amended and restated articles of association, giving notice of our intention to sell these shares, and a period of three months has elapsed since such advertisement and the Nasdaq has been notified of such intention.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

Board of Directors

We are managed by our board of directors. Our amended and restated memorandum and articles of association provide that the number of our directors will be fixed from time to time pursuant to an ordinary resolution of our shareholders but must consist of not less than two directors. There is no maximum number of directors unless otherwise determined by our shareholders in general meeting. Any director on our board may be removed by way of an ordinary resolution of our shareholders. Any vacancies or additions to the existing board of directors can be filled by way of an ordinary resolution of our shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by the affirmative vote of a simple majority of the remaining directors, although this may be less than a quorum where the number of remaining directors falls below the minimum number fixed by our board of directors. Our directors are not required to hold any of our shares to be qualified to serve on our board of directors. There is no requirement under BVI law or our amended and restated articles of association that a majority of our directors be independent.

Meetings of our board of directors may be convened at any time deemed necessary by the secretary on request of a director or by any director. Advance notice of a meeting is not required if each director entitled to attend consents to the holding of such meeting.

A meeting of our board of directors shall be competent to make lawful and binding decisions if at least two of the members of our board of directors are present or represented. At any meeting of our directors, each director, be it by such director’s presence or by such director’s alternate, is entitled to one vote.

Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the members of our board of directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall have an additional or casting vote. Our board of directors may also pass resolutions without a meeting by unanimous written consent.

Committees of the Board of Directors

Pursuant to our amended and restated articles of association, our board of directors has established an audit committee and a compensation committee.

Issuance of Additional Common Shares

Our amended and restated memorandum and articles of association authorizes our board of directors to issue additional common shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

According to our amended and restated articles of association, subject to the rules of the Nasdaq and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, our board of directors may issue additional common shares without action by our shareholders to the extent of available authorized but unissued shares. The issuance of additional common shares may be used as an anti-takeover device without further action on the part of the shareholders. Such issuance may dilute the voting power of existing holders of common shares.

Inspection of Books and Records

Under British Virgin Islands Law, holders of our shares are entitled, upon giving written notice to us, to inspect (i) the memorandum and articles of association, (ii) the register of members, (iii) the register of directors, and (iv) minutes of meetings and resolutions of members, and to make copies and take extracts from the documents and records. However, the directors can refuse access if they are satisfied that to allow such access would be contrary to our company’s interests. In addition, we will provide our shareholders with annual audited financial statements. See “Where you can find additional information.”

Registration Rights

Pursuant to the amended and restated shareholders agreement dated October 11, 2013, we have granted certain registration rights to holders of our registrable securities, which include our Series A preferred shares, Series B preferred shares, Series C-1 preferred shares, Series C-2 preferred shares, Series D-1 preferred shares, Series E preferred shares, Series F-1 preferred shares and Series F-2 preferred shares. Set forth below is a description of the registration rights granted under the amended and restated shareholders agreement.

Demand Registration Rights

At any time commencing six months after the closing of this offering, holders of at least 15% of the Class A common shares issued upon conversion of the registrable securities have the right to demand that we file a registration statement covering the registration of at least 15% of the Class A common shares issued upon conversion of the registrable securities then held by such demanding holders. We, however, are not obligated to effect more than three such demand registrations initiated by the holders of registrable securities, except that the sale of all the registrable securities is not consummated due to any reason other than action or inaction of the registrable securities holders, which shall not be deemed to constitute a demand registration. Furthermore, we are not obligated to proceed with a registration if we have already effected a registration within the previous six months. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determines in good faith that the filing of a registration statement would be materially detrimental to us, provided that within the past 12 months we have not already exercised this right.

Form F-3 registration rights

Holders of registrable securities have the right to request that we file a registration statement under Form F-3. We have the right to defer the filing of a registration statement for up to 90 days if we furnish to the holders of registrable securities requesting such registration a certificate signed by our chief executive officer stating that, in the good faith judgment of our board of directors, it would be seriously detrimental to us and our shareholders, for such registration statement to be filed, provided that we may not utilize this deferral right more than once in any 12-month period.

Piggyback Registration Rights

If we propose to file a registration statement for a public offering of our securities, we must offer holders of registrable securities the opportunity to include all or any part of their securities in this registration. We are not required to register the registrable securities of a holder unless such holder’s registrable securities are included in the underwriting and such holder enters into an underwriting agreement with the underwriters selected by us and under the terms as have been agreed upon between us and the underwriters. The underwriters of any underwritten offering may exclude up to 75% of the number of registrable securities from being included in the applicable registration statement so long as such exclusion is justified.

Expenses of Registration

We will pay all expenses relating to any demand, piggyback or Form F-3 registration, except that shareholders shall bear underwriter’s discount or selling commission relating to registration and sale of their securities. We will not be required to pay for any expenses of any registration proceeding begun pursuant to demand registration rights, if the registration request is subsequently withdrawn at the request of the holders of a majority in voting power of the registrable securities held by the holders that requested the registration.

Differences in Corporate Law

The BVI Companies Act is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the BVI Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the BVI Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

Under the laws of the British Virgin Islands, two or more companies may merge or consolidate in accordance with Section 170 of the BVI Companies Act. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which must be authorized by a resolution of shareholders.

While a director may vote on the plan even if he has a financial interest in the plan, in order for the resolution to be valid, the material facts of the interest and the director’s relationship to any party to the transaction must be disclosed and the resolution approved (1) without counting the vote or consent of any interested director, or (2) by the unanimous vote or consent of all disinterested directors if the votes or consents of all disinterested directors is insufficient to approve a resolution of directors.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

Generally, under Delaware law, completion of a merger, consolidation, or the sale, lease or exchange of substantially all of a corporation’s assets requires approval by the board of directors and by a majority (unless the certificate of incorporation requires a higher percentage) of outstanding shares of the corporation entitled to vote. A shareholder objecting to the merger is entitled to appraisal rights pursuant to which the shareholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction.

Shareholders’ Suits

Under Delaware law, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation, including for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated shareholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if such person was a shareholder at the time of the transaction which is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law. Additionally, under established Delaware case law, the plaintiff generally must be a shareholder not only at the time of the transaction which is the subject of the suit, but also through the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile. In such derivative and class actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Under the BVI law, the court may, on the application of a member of a company, grant leave to that member to:

(a)	bring proceedings in the name and on behalf of that company; or

(b)	intervene in proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on behalf of the company.

A member is also able to bring an action against the company for a breach of a duty owed by the company to member in his capacity as a member. Where a member brings such an action and other members have the same (or substantially the same) action against the company, the court may appoint the first member to represent all or some of the members having the same interest and may make an order:

(a)	as to the control and conduct of the proceedings;

(b)	as to the costs of the proceedings; and

(c)	directing the distribution of any amount ordered to be paid by a defendant in the proceedings among the members represented.

Indemnification of Directors and Executive Officers and Limitation of Liability

BVI law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the BVI courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Under the BVI Companies Act, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Our amended and restated articles of association allows our shareholders holding not less than 25% of the voting rights represented by the then issued shares to requisition an extraordinary general meeting for the transaction of any business specified in such requisition. Apart from the right of requisition, a shareholder has no right to put proposals at the annual general meetings or any extraordinary general meetings. As a BVI company, we are not obliged by law to call shareholders’ annual general meetings. However, our amended and restated articles of association require us to call such meetings every year.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under BVI law, our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors may be removed by ordinary resolution.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

BVI law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although BVI law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under the Insolvency Act 2003 of the BVI, the court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the BVI Companies Act, a company may enter into voluntary liquidation if it has no liabilities or is able to pay its debts as they fall due and the value of its assets equals or exceeds its liabilities. Where it is proposed to appoint a voluntary liquidator, the directors of the company must approve the liquidation plan specifying, amongst other things, the reasons for the liquidation of the company. The liquidation plan must be approved by the directors no more than six weeks prior to the date of the resolution to appoint a voluntary liquidator.

Subject to the provisions of the BVI Companies Act, a voluntary liquidator or two or more joint voluntary liquidators may be appointed in respect of a company:

(i)	by a resolution of the directors; or

(ii)	by a resolution of the members.

Under our amended and restated articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under BVI law and our amended and restated articles of association, if our authorized shares are divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by BVI law, and subject to the memorandum and articles of association of the company, any amendment to the memorandum and articles of association of a company may be made by a resolution of directors or members. Our amended and restated memorandum and articles of association may only be amended by special resolution passed at a general meeting of our shareholders.

History of Securities Issuances and Transfers

See “Related Party Transactions — Private Placement.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

             has agreed to act as the depositary for the American Depositary Shares.             ’s depositary offices are located at             . American Depositary Shares are frequently referred to as “ADSs” and represent rights and interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is             , located at             .

We appoint              as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the Securities and Exchange Commission, or the SEC, under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov).

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety.

Each ADS represents the right to receive              Class A common shares on deposit with the custodian. An ADS also represents the right to receive any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of common shares will continue to be governed by the laws of the BVI, which may be different from the laws of the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on behalf of you to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the Custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of the BVI.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

Distributions of Class A Common Shares

Whenever we make a free distribution of Class A common shares for the securities on deposit with the custodian, we will deposit the applicable number of Class A common shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the Class A common shares deposited or modify the ADS-to-common shares ratio, in which case each ADS you hold will represent rights and interests in the additional Class A common shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-common shares ratio upon a distribution of Class A common shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new Class A common shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the Class A common shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional Class A common shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new Class A common shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	we fail to deliver satisfactory documents to the depositary; or

•	it is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, common shares or rights to purchase additional common shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	we do not request that the property be distributed to you or if we ask that the property not be distributed to you;

•	we do not deliver satisfactory documents to the depositary; or

•	the depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will timely notify the depositary. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Common Shares

The Class A common shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such common shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the Class A common shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Class A common shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Common Shares

The depositary may create ADSs on your behalf if you or your broker deposit Class A common shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of Class A common shares to the custodian. Your ability to deposit Class A common shares and receive ADSs may be limited by legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the Class A common shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of Class A common shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	The Class A common shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such Class A common shares have been validly waived or exercised.

•	You are duly authorized to deposit the Class A common shares.

•

The Class A common shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The Class A common shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split-Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split-up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split-up, you must surrender the ADRs in question to the depositary with your request to have them combined or split-up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split-up of ADRs.

Withdrawal of Common Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying Class A common shares at the custodian’s offices. Your ability to withdraw the Class A common shares may be limited by U.S. and BVI legal considerations applicable at the time of withdrawal. In order to withdraw the Class A common shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the Class A common shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the Class A common shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•

Temporary delays that may arise because (i) the transfer books for the Class A common shares or ADSs are closed, or (ii) Class A common shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the Class A common shares represented by your ADSs. The voting rights of holders of common shares are described in “Description of Share Capital — Voting Rights Attaching to the Shares” above.

At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs.

If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs. In the event voting takes place at a shareholders’ meeting by show of hands, the depositary will instruct the custodian to vote in accordance with the voting instructions received from a majority of holders of ADSs who provided voting instructions. In the event voting takes place at a shareholders’ meeting by poll, the depositary will instruct the custodian to vote in accordance with the voting instructions received from the holders of ADSs.

Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Securities for which no voting instructions have been received will not be voted.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary:

Services		Fees
Issuance of ADS	Up to U.S.	¢ per ADS issued
Cancellation of ADSs	Up to U.S.	¢ per ADS canceled
Distribution of cash dividends or other cash distributions	Up to U.S.	¢ per ADS held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to U.S.	¢ per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S.	¢ per ADS held on the applicable record date(s) established by the Depositary
Depositary Services	Up to U.S.

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•

fees for the transfer and registration of Class A common shares charged by the registrar and transfer agent for the Class A common shares in the BVI (i.e., upon deposit and withdrawal of Class A common shares);

•	expenses incurred for converting foreign currency into U.S. dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	taxes and duties upon the transfer of securities (i.e., when Class A common shares are deposited or withdrawn from deposit); and

•	fees and expenses incurred in connection with the delivery or servicing of Class A common shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary banks by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary banks and by the brokers (on behalf of their clients) delivering the ADSs to the depositary banks for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary banks to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary banks charge the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary banks send invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary banks generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary may agree from time to time.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the Class A common shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of

ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses) or as may be required by law.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office at all reasonable times but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•

The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•

The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in common shares, for the validity or worth of the common shares, for any tax consequences that result from the ownership of ADSs, for the creditworthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•

We and the depositary disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our amended and restated Memorandum and Articles of Association, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

•

We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our amended and restated Memorandum and Articles of Association or in any provisions of securities on deposit.

•

We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting common shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•

We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of common shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions

The depositary may, in certain circumstances, issue ADSs before receiving a deposit of common shares. These transactions are commonly referred to as “pre-release transactions.” The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by the beneficial owner and may sell any and all property on deposit to pay the taxes and governmental charges payable by the beneficial owner. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split or combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable beneficial owner. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding              ADSs representing approximately             % of our              shares (including common shares and preferred shares) in issue, assuming the underwriters do not exercise their overallotment option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. All outstanding common shares prior to this offering are “restricted securities” as that term is defined in Rule 144 and may be sold on the Nasdaq only if they are sold pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act such as those provided in Rules 144 and 701 promulgated under the Securities Act, which rules are summarized below. Restricted common shares may also be sold outside of the United States in accordance with Regulation S under the Securities Act. This prospectus may not be used in connection with any resale of our ADSs acquired in this offering by our affiliates.

Rule 144

In general, under Rule 144, a person or entity that has beneficially owned our common shares, in the form of ADSs or otherwise, for at least six months and is not our “affiliate” will be entitled to sell our Class A common shares, including ADSs, subject only to the availability of current public information about us, and will be entitled to sell shares held for at least one year without restriction. A person or entity that is our “affiliate” and has beneficially owned our Class A common shares for at least six months, will be able to sell, within a rolling three-month period, the number of Class A common shares that does not exceed the greater of the following:

(i) 1% of the then outstanding Class A common shares, in the form of ADSs or otherwise, which will equal approximately              Class A common shares immediately after this offering; and

(ii) the average weekly trading volume of our Class A common shares, in the form of ADSs or otherwise, on the Nasdaq during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by affiliates under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, directors or consultants who purchases our Class A common shares from us pursuant to a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such Class A common shares 90 days after we become a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, such as the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Stock Options

We intend to file a registration statement on Form S-8 under the Securities Act covering all Class A common shares which are either subject to outstanding options or may be issued upon exercise of any options or other equity awards which may be granted or issued in the future pursuant to our stock plans. We expect to file this registration statement as soon as practicable after the date of this prospectus. Shares registered under any registration statements will be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions described below.

Lock-up Agreements

We have agreed for a period of 180 days after the date of this prospectus not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer, any of the ADSs or Class A common shares or any securities convertible into or exchangeable or exercisable for the ADSs or Class A common shares, whether now owned or hereafter acquired or with respect to which the power of disposition exists or is acquired, exercise any right with respect to the registration of any of the ADSs or common shares, or file or cause to be filed any registration statement in connection therewith, under the Securities Act of 1933, as amended, or enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any of the ADSs or common shares, whether any such swap or transaction is to be settled by delivery of the ADSs, common shares or other securities, in cash or otherwise, subject to certain limited exceptions. See “Underwriting.”

Furthermore, all of our directors, executive officers, existing shareholders and optionholders have also entered into a similar lock-up agreement for a period of 180 days from the date of our initial public offering prospectus, subject to certain exceptions, with respect to our Class A common shares, ADSs and securities that are substantially similar to our Class A common shares or ADSs. These parties collectively own all of our outstanding Class A common shares, without giving effect to this offering.

The restrictions described in the preceding two paragraphs will be automatically extended under certain circumstances. See “Underwriting.” These restrictions do not apply to (i) the              ADSs and Class A common shares underlying such ADSs being offered in this offering and (ii) up to              additional ADSs and our Class A common shares underlying such ADSs that may be purchased by the underwriters if they exercise their option to purchase additional ADSs.

We are not aware of any plans by our existing shareholders to dispose of significant numbers of the ADSs or Class A common shares. We cannot assure you, however, that our existing shareholders or owners of securities convertible or exchangeable into or exercisable for the ADSs or Class A common shares will not dispose of significant numbers of the ADSs or Class A common shares. No prediction can be made as to the effect, if any, that future sales of the ADSs or Class A common shares, or the availability of ADSs or Class A common shares for future sale, will have on the market price of the ADSs prevailing from time to time. Sales of substantial amounts of the ADSs or Class A common shares in the public market, or the perception that future sales may occur, could materially and adversely affect the prevailing market price of the ADSs.

TAXATION

The following sets forth material BVI, PRC and U.S. federal income tax consequences of an investment in our Class A common shares or ADSs. It is based upon laws and relevant interpretations thereof as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our Class A common shares or ADSs, such as the tax consequences under U.S. state, and local tax laws. To the extent that this discussion relates to matters of BVI tax law, it is the opinion of Conyers Dill & Pearman, our special BVI counsel. To the extent that the discussion relates to matters of PRC tax law, it is the opinion of King & Wood Mallesons Lawyers, our special PRC counsel. To the extent that the discussion relates to matters of U.S. federal income tax law, it is the opinion of Davis Polk & Wardwell LLP, our special U.S. counsel.

British Virgin Islands Taxation

We are exempt from all provisions of the Income Tax Act (as amended) of the BVI (including with respect to all dividends, interests, rents, royalties, compensation and other amounts payable by us to persons who are not persons resident in the BVI).

Capital gains realised with respect to any shares, debt obligations or other securities of our company by persons who are not persons resident in the BVI are also exempt from all provisions of the Income Tax Act of the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not persons resident in the BVI with respect to any shares, debt obligations or other securities of our company, save for interest payable to or for the benefit of an individual resident in the European Union.

PRC Taxation

On March 16, 2007, the National People’s Congress, the PRC legislature, enacted the PRC Enterprise Income Tax Law, or the EIT Law. On December 6, 2007, the State Council promulgated the Implementation Regulations to the PRC Enterprise Income Tax Law, or the EIT Law Implementation Regulations.

Under the EIT Law, enterprises organized under the laws of jurisdictions outside China with “de facto management bodies” that are located within China may be considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The EIT Law Implementation Regulations define the term “de facto management body” as a management body that exercises full or substantial control and management authority over the production, operation, personnel, accounts and assets of an enterprise. The State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore enterprise is located in China, which include the presence in the PRC of the following: (1) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (2) the location where financial and human resource decisions are made or approved by organizations or persons; (3) the location where the major assets and corporate documents are kept; and (4) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. Although Circular 82 applies only to offshore enterprises controlled by PRC enterprises, rather than enterprises controlled by PRC individuals and foreigners, such as our company, the criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises. On July 27, 2011, the SAT issued Administrative Measures of Enterprise Income Tax of

Chinese-controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin 45, which became effective on September 1, 2011, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarifies certain issues related to determining PRC resident enterprise status, post-determination administration and which competent tax authorities are responsible for determining for offshore incorporated PRC resident enterprise status. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the competent tax authorities from an offshore incorporated PRC resident enterprise, the payer should not withhold 10% income tax when paying Chinese-sourced dividends, interest and royalties to the offshore incorporated PRC resident enterprise. Although Circular 82 applies only to offshore enterprises controlled by PRC enterprises or PRC corporate groups and not those controlled by PRC individuals and foreigners, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals or foreign enterprises. There are currently no detailed rules or precedents governing the procedures and specific criteria for determining whether a given entity constitutes a “de facto management body,” and a final confirmation by the SAT as to the “residency” status of offshore enterprises is generally necessary. Therefore, it remains unclear whether the PRC tax authorities would classify us as a PRC resident enterprise. Because substantially all of our operations and senior management are located within the PRC and are expected to remain so for the foreseeable future, we may be considered a PRC resident enterprise for enterprise income tax purposes and therefore subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. If we were treated as a PRC resident enterprise, although under the EIT Law and the EIT Law Implementing Regulations dividends paid to us from our PRC subsidiaries should qualify as tax-exempt income, there is no assurance that we would enjoy such tax-exempt treatment on dividends paid to us from our PRC subsidiaries in the same manner as offshore incorporated PRC resident enterprises controlled by PRC enterprises or PRC corporate groups enjoy under Bulletin 45. In addition, the EIT Law Implementation Regulations provide that, (i) if an enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as PRC-sourced income. It is not yet clear how the term “domicile” will be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where an enterprise is a tax resident. As a result, if we were deemed to be a PRC resident enterprise, any dividends that we pay to our non-resident enterprise shareholders or ADS holders, as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs, may be regarded as PRC-sourced income and thus subject to a 10% PRC tax (which in the case of dividends will be withheld at source), unless a reduced rate is provided under any applicable tax treaty.

Under the PRC Individual Income Tax Law, or IITL, if we are treated as a PRC resident enterprise, it is possible that non-resident individual investors may be subject to PRC individual income tax at a rate of 20% on any dividends paid to such investors and any capital gains realized from the transfer of our Class A common shares and/or ADSs if such dividends or capital gains are deemed income derived from sources within the PRC, unless such individuals qualify for a lower rate under a tax treaty. Under the PRC-U.S. tax treaty, a 10% preferential rate of withholding tax will apply to dividends, provided that certain conditions are met. A non-resident individual is an individual who has no domicile in the PRC and does not stay within the PRC or has stayed within the PRC for less than one year. Pursuant to the IITL and its implementation rules, for purposes of the PRC capital gains tax, the taxable income will be based on the total income obtained from the transfer of our Class A common shares or ADSs minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income.

The PRC has entered into tax treaties with Hong Kong pursuant to which the PRC withholding tax rate on dividend derived in China can be reduced to 5% provided that such an enterprise holds more than 25% equity interest in the PRC company and qualifies as a “beneficial owner” as defined under the Circular on How to Interpret and Recognize the “Beneficial Owner” in Tax Treaties issued by the SAT in October 2009, or Circular 601. The PRC has also entered into tax treaties with other jurisdictions. In the event that we are treated as a PRC tax resident, dividends distributed by us to our non-PRC shareholders and ADSs holders whose jurisdictions have tax treaties with China providing for preferential withholding arrangements will not be entitled to the benefits under such withholding arrangements unless such holder is considered a beneficial owner under Circular 601.

See “Risk Factors — Risks Related to Doing Business in China — We may be required to withhold PRC income tax on the dividends we pay you (if any), and any gain you realize on the transfer of our common shares and/or ADSs may be subject to PRC tax if we are treated as a PRC ‘resident enterprise.’”

United States Federal Income Tax Considerations

The following are material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of Class A common shares or ADSs, but this discussion does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire Class A common shares or ADSs in the offering. This discussion applies only to a U.S. Holder that owns Class A common shares or ADSs as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, any aspect of the Medicare contribution tax on “net investment income” and tax consequences applicable to U.S. Holders subject to other special rules, such as, but not limited to:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•

persons holding Class A common shares or ADSs as part of a straddle, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the Class A common shares or ADSs;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships or other pass-through entities for U.S. federal income tax purposes;

•	tax-exempt entities, including “individual retirement accounts” and “Roth IRAs”;

•	persons that own or are deemed to own shares or ADSs representing 10% or more of our voting stock; or

•	persons holding Class A common shares or ADSs in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Class A common shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Class A common shares or ADSs, and partners in such partnerships, should consult their tax advisers as to the U.S. federal income tax consequences of owning the Class A common shares or ADSs.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations and the U.S.-PRC income tax treaty (the “Treaty”), all as of the date hereof, any of which is subject to change, possibly with retroactive effect. It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

A “U.S. Holder” is a person that for U.S. federal income tax purposes is a beneficial owner of Class A common shares or ADSs that is:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying Class A common shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying Class A common shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before the underlying shares are delivered to the depositary, or intermediaries in the chain of ownership between holders of American depositary shares and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by owners of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate owners. Accordingly, the creditability of PRC taxes, if any, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

U.S. Holders should consult their own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of Class A common shares or ADSs in their particular circumstances.

Taxation of Distributions. Subject to the passive foreign investment company, or PFIC, rules described below, distributions paid on our Class A common shares or ADSs, other than certain pro rata distributions of Class A common shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions paid on our Class A common shares or ADSs generally will be reported to U.S. Holders as dividends. Such dividends will not be eligible for the dividends received deduction generally available to U.S. corporations under the Code. Such dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt, or in the case of ADSs, the depositary’s receipt, of the dividend.

Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders may be taxable at rates lower than the rates applicable to ordinary income. U.S. Holders should consult their tax advisers to determine whether the favorable rates will apply to dividends they receive in respect of our Class A common shares or ADSs and whether they are subject to any special rules that limit their ability to be taxed at these favorable rates.

Dividends will be treated as foreign-source income and will generally constitute passive category income for foreign tax credit purposes. As described in “Taxation — PRC Taxation,” if we were deemed to be a PRC resident enterprise for PRC tax purposes, dividends paid with respect to our Class A common shares or ADSs might be subject to PRC withholding taxes. For U.S. federal income tax purposes, the amount of a dividend would include any amounts withheld by us in respect of PRC taxes. Subject to applicable limitations, and in the case of ADSs subject to the discussion above regarding concerns expressed by the U.S. Treasury, any PRC income taxes withheld from dividends (at a rate not exceeding any applicable rate under the Treaty in the case of a U.S Holder eligible for the Treaty’s benefits) would be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances and their eligibility for benefits under the Treaty. Instead of claiming a credit, a U.S. Holder may, subject to generally applicable limitations, elect to deduct such PRC taxes, if any, in computing taxable income. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or Other Disposition of Class A Common Shares or ADSs. Subject to the PFIC rules described below, for U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of Class A common shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the Class A common shares or ADSs for more than one year. The amount of the gain or loss will be equal to the difference between the U.S. Holder’s tax basis in the relevant Class A common shares or ADSs and the amount realized on the disposition, each as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

As described in “Taxation — PRC Taxation,” if we were deemed to be a PRC resident enterprise for PRC tax purposes, gains from dispositions of our Class A common shares or ADSs might be subject to PRC tax. In that case, a U.S. Holder’s amount realized would include any amounts paid in respect of PRC taxes. Capital gains realized by a U.S. Holder generally give rise to U.S. source gain for foreign tax credit purposes. However, a U.S. Holder that is eligible for the benefits of the Treaty might be able to elect to treat the disposition gain as foreign-source gain for foreign tax credit purposes and claim a credit in respect of the PRC tax. U.S. Holders should consult their tax advisers regarding their eligibility for benefits under the Treaty and the creditability of any PRC tax on disposition gains in their particular circumstances.

Passive Foreign Investment Company Rules. In general, a foreign corporation will be a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income (such as dividends, interest, rents royalties and certain gains) or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. If a corporation owns at least 25% (by value) of the stock of another corporation, the corporation will be treated, for purposes of the PFIC tests, as owning its proportionate share of the 25%-owned corporation’s assets and receiving its proportionate share of the 25%-owned corporation’s income.

Based upon the the nature of our business and estimates of the valuation of our assets, including goodwill, which is based, in part, on the expected price of our ADSs in the offering, we do not expect to be a PFIC for our current taxable year or in the foreseeable future. However, it is not entirely clear how the contractual arrangements between our wholly-owned subsidiaries, our affiliated PRC entities and the shareholders of our affiliated PRC entities will be treated for purposes of the PFIC rules. Because the treatment of the contractual arrangements is not entirely clear and because we have, and expect to continue to have following this offering, a substantial amount of cash and other passive assets, and because the determination of whether we are a PFIC will depend on the character of our income and assets and the value of our assets from time to time, which may be based in part on the market price of our ADSs, which is likely to fluctuate after this offering, we may be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year and any of our subsidiaries or other entities in which we own equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described below on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders had not received the proceeds of those distributions or dispositions.

If we were a PFIC for any taxable year during which a U.S. Holder held our Class A common shares or ADSs, the U.S. Holder might be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of Class A common shares or ADSs by the U.S. Holder would be allocated ratably over the U.S. Holder’s holding period for such shares or ADSs. The amounts allocated to the taxable year of disposition and to taxable years prior to the first taxable year in which we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest tax rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amounts. Further, to the extent that any distribution received by a U.S. Holder on Class A common shares or ADSs exceeded 125% of the average of the annual distributions received on such shares or ADSs during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner.

Alternatively, if we were a PFIC and if the Class A common shares or ADSs were “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election with respect to its Class A common shares or ADSs, as applicable, that would result in tax treatment different from the general tax treatment for PFICs described above. The Class A common shares or ADSs would be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the Class A common shares or ADSs, as the case may be, were traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq, where our ADSs are expected to be listed, is a qualified exchange for this purpose. However, as our Class A common shares are not expected to be listed on an exchange, holders of Class A common shares will not be able to make a mark-to-market election. U.S. Holders will not be able to make a mark-to-market election with respect to Lower-tier PFICs, if any.

If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize in each year that we are a PFIC as ordinary income any excess of the fair market value of the ADSs at the end of the taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect these income or loss amounts. In addition, if a U.S. Holder makes the mark-to-market election, any gain that the U.S. Holder recognizes on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which if available would result in a further alternative tax treatment.

If we were a PFIC for any year during which a U.S. Holder held our Class A common shares or ADSs, we would generally continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder held the Class A common shares or ADSs, even if we ceased to meet the threshold requirements for PFIC status. In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the favorable rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns Class A common shares or ADSs during any year in which we are a PFIC, the U.S. Holder generally will be required to file reports with the Internal Revenue Service containing such information as the U.S. Treasury may require.

U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC and the potential application of the PFIC rules.

Information Reporting and Backup Withholding. Payments of dividends with respect to our Class A common shares or ADSs and proceeds from the sale, exchange or redemption of our Class A common shares or ADSs that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability, if any, and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

U.S. Holders who are individuals (and under proposed regulations, certain entities controlled by individuals) may be required to submit to the Internal Revenue Service certain information with respect to their beneficial ownership of the ADSs or Class A common shares if such ADSs or Class A common shares are not held through a U.S. financial institution. Investors who fail to report the required information could be subject to substantial penalties.

UNDERWRITING

We intend to offer the ADSs through the underwriters named below. Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC are acting as the representatives of the underwriters for this offering. Subject to the terms and conditions of the underwriting agreement to be entered into among us and the underwriters, each of the underwriters has severally agreed to purchase, and we have agreed to sell to them, the number of ADSs indicated in the following table.

Underwriters	Number of ADSs
Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Securities LLC

TOTAL

Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC are acting as the joint book runners for this offering.

The underwriters are committed, severally and not jointly, to take and pay for all of the ADSs offered by us if any ADSs are taken, other than the ADSs covered by the over-allotment option described below unless and until this option is exercised. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to certain conditions, including the absence of any material adverse change in our business, the receipt of certain certificates, opinions and letters from us, our counsel and the independent accountants and the approval of legal matters by their counsel. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and the applicable securities laws, and to contribute to payments the underwriters may be required to make in respect of these liabilities, losses and expenses.

Over-allotment Option

We have granted to the underwriters an option to purchase up to              additional ADSs at the initial public offering price set forth on the cover page of this prospectus, less the underwriting discounts and commissions. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each of the underwriters will become obligated, subject to certain conditions contained in the underwriting agreement, to purchase a number of additional ADSs proportionate to the underwriters’ initial amount specified in the table above.

Commissions and Discounts

ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to US$             per ADS from the initial public offering price. After the initial public offering of the ADSs, the offering price and other selling terms may be changed by the underwriters. If all the ADSs are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm sales to discretionary accounts in excess of 5% of the ADSs offered in this offering.

The total underwriting discounts and commissions that we will pay to the underwriters will be             % of the total offering price of the ADSs. The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase the additional ADSs.

	Per ADS	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions
Proceeds, before expenses, to us

We have agreed to reimburse the underwriters for up to $             in costs and expenses they incur in connection with the roadshow for this offering. Such reimbursement is deemed to be underwriting compensation by FINRA.

No Sales of Similar Securities

We, all of our directors, executive officers, existing shareholders and optionholders have agreed not to, for a period of 180 days after the date of this prospectus, without the prior written consent of the representatives on behalf of the underwriters, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer, directly or indirectly, any of the ADSs or Class A common shares or any securities convertible into or exchangeable or exercisable for the ADSs or Class A common shares; whether now owned or hereafter acquired with respect to which the power of disposition exists or is acquired, exercise any right with respect to the registration of any of the ADSs or common shares, or file or cause to be filed any registration statement in connection therewith, under the Securities Act of 1933, as amended, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any of the ADSs or common shares, whether any such swap or transaction is to be settled by delivery of the ADSs, common shares or other securities, in cash or otherwise; provided that (1) the representatives on behalf of the underwriters receive a signed lock-up agreement for the balance of the lockup period from each donee, trustee, distributee, or transferee, as the case may be, (2) any such transfer shall not involve a disposition for value, and (3) the transferor does not otherwise voluntarily effect any public filing or report regarding such transfers, the transfer of our ADSs or Class A common shares may be allowed: (i) as a bona fide gift or gifts; or (ii) to any trust for the transferor’s direct or indirect benefit or that of the transferor’s immediate family; or (iii) as a distribution to the transferor’s limited partners or stockholders; or (iv) to the transferor’s affiliates or to any investment fund or other entity controlled or managed by the transferor. We, our executive officers, directors and all of our existing shareholders and optionholders may also sell ADSs purchased on the open market following this offering, if and only if (i) such sales are not required to be reported in any public report or filing with the SEC, or otherwise and (ii) we and each such person does not otherwise voluntarily effect any public filing or report regarding such sales.

Reserved Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to             % of the ADSs offered by this prospectus for sale to some of our directors, officers, employees, business associates and related persons. If these persons purchase such reserved ADSs, it will reduce the number of ADSs available for sale to the general public. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus.

Price Determination and Listing on the Nasdaq

Prior to this offering, there has been no public market for the ADSs. The initial public offering price will be negotiated between us and the representatives. In additional to prevailing market conditions, the factors to be considered in determining the initial public offering price include our historical performance, estimates of our business potential and earnings prospects, the present state of our development, the valuation multiples of publicly traded companies that the representatives believe to be comparable to us, the history of, and the prospects for, the industry in which we compete and other factors deemed relevant by the representatives and us. It is also possible that after this offering, our ADSs will not trade in the public market at or above the initial public offering price.

We applied for listing of our ADSs on the Nasdaq under the symbol “[KANG]”. In order to meet one of the requirements for listing on the Nasdaq, the underwriters have undertaken to sell ADSs to a minimum number of beneficial owners as required by that exchange.

Price Stabilization, Short Positions and Penalty Bids

The underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our ADSs, including stabilizing transactions, short sales, purchases to cover positions created by short sales, imposition of penalty bids and syndicate covering transactions, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our ADSs prior to the completion of this offering. These transactions may also include making short sales of our ADSs.

Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions. The imposition of a penalty bid may also affect the price of ADSs in that it discourages the resales of those ADSs.

Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq or otherwise.

None of us and any of our underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Other Relationships

The underwriters and their respective affiliates may in the future engage in various investment banking services and other commercial dealings with us in the ordinary course of business, for which they will receive customary fees and expenses.

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Electronic Prospectus

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, the representatives will be facilitating Internet distribution for this offering to certain of their respective Internet subscription customers. An electronic prospectus may be made available on the Internet website maintained by one or more of the representatives. Other than the prospectus in electronic format, the information contained on, or that may be accessed through, the website of any of the representatives is not part of this prospectus.

The addresses of the representatives of the underwriters are as follows:

Merrill Lynch, Pierce, Fenner & Smith

                          Incorporated

One Bryant Park

New York, New York 10036

United States

UBS Securities LLC

299 Park Avenue

New York, New York 10171

United States

Selling Restrictions

General

No action has been or will be taken by us or by any underwriter in any jurisdiction except in the United States that would permit a public offering of our ADSs, or the possession, circulation or distribution of a prospectus or any other material relating to us and our ADSs in any country or jurisdiction where action for that purpose is required. Accordingly, our ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with this offering may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the ADSs, including sales of ADSs initially sold by the underwriters in the offering being made outside of the United States, to persons located in the United States.

Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the ADSs.

The ADSs are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our securities, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a wholesale client.

European Economic Area

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from, and including, the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer to the public of our ADSs which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that, with effect from, and including, the Relevant Implementation Date, an offer to the public in that Relevant Member State of our ADSs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets, or, if not so authorized or regulated, whose corporate purpose is solely to invest in our ADSs;

(b)	to any legal entity which has two or more of: (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive provided that no such offer of our ADSs shall result in a requirement for the publication by us or any underwriter or agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

As used above, the expression “offered to the public” in relation to any of our ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our ADSs to be offered so as to enable an investor to decide to purchase or subscribe for our ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

BVI

This prospectus does not constitute an invitation or offer to the public in the BVI of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the BVI.

People’s Republic of China.

This prospectus has not been and will not be circulated or distributed in the PRC, and the ADSs may not be offered or sold, and will not be offered or sold, directly or indirectly, to any resident of the PRC or to persons for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purposes of this paragraph, the PRC does not include Taiwan or the Special Administrative Regions of Hong Kong and Macau.

Hong Kong

This prospectus has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. Our ADSs may not be offered or sold in Hong Kong, by means of this prospectus or any document other than (1) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (2) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

Our ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and our ADSs will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Republic of Korea

This prospectus should not be construed in any way as our (or any of our affiliates or agents) soliciting investment or offering to sell our securities in the Republic of Korea (“Korea”). We are not making any representation with respect to the eligibility of any recipients of this prospectus to acquire the securities under the laws of Korea, including, without limitation, the Financial Investment Services and Capital Markets Act (the “FSCMA”), the Foreign Exchange Transaction Act (the “FETA”), and any regulations thereunder. The ADSs have not been registered with the Financial Services Commission of Korea (the “FSC”) in any way pursuant to the FSCMA, and the securities may not be offered, sold or delivered, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to applicable laws and regulations of Korea. Furthermore, the ADSs may not be resold to any Korean resident unless such Korean resident as the purchaser of the resold securities complies with all applicable regulatory requirements (including, without limitation, reporting or approval requirements under the FETA and regulations thereunder) relating to the purchase of the resold securities.

State of Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds”, its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore and in Singapore, the offer and sale of our ADSs is made pursuant to exemptions provided in sections 274 and 275 of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”). Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA pursuant to Section 274 of the SFA, (ii) to a relevant person as defined in section 275(2) of the SFA pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions (if any) set forth in the SFA. Moreover, this document is not a prospectus as defined in the SFA. Accordingly, statutory liability under the SFA in relation to the content of prospectuses would not apply. Prospective investors in Singapore should consider carefully whether an investment in our ADSs is suitable for them.

Where our ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	by a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	for a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor.

ADSs of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except:

(1)	to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such ADSs of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of ADSs or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

(2)	where no consideration is given for the transfer; or

(3)	where the transfer is by operation of law.

In addition, investors in Singapore should note that the ADSs acquired by them are subject to resale and transfer restrictions specified under Section 276 of the SFA, and they, therefore, should seek their own legal advice before effecting any resale or transfer of their ADSs.

Kingdom of Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority.

The Capital Market Authority does not make any representation as to the accuracy or completeness of this document, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document.

Prospective purchasers of the ADSs offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document you should consult an authorized financial adviser.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of June 23, 2006, as amended (“CISA”), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the ADSs have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the ADSs offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The ADSs may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of November 22, 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Taiwan

The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This Prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this Prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this Prospectus by the recipient to third parties in Qatar beyond the terms hereof is not authorized and shall be at the liability of such recipient.

United Arab Emirates

The company has not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities or governmental agencies in the United Arab Emirates. This document is strictly private and confidential and has not been reviewed, deposited or registered with any licensing authority or governmental agency in the United Arab Emirates, and is being issued to a limited number of institutional investors and must not be provided to any person other than the original recipient and may not be reproduced or used for any other purpose. The ADSs may not be offered or sold directly or indirectly to the public in the United Arab Emirates.

United Kingdom

This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding the underwriting discount, which are expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee and the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc.) filing fee, all amounts are estimates.

Nasdaq listing fee	US$
FINRA filing fee
Printing expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous
Total	US$

LEGAL MATTERS

The validity of the ADSs and certain other legal matters as to the U.S. federal and New York law in connection with this offering will be passed upon for us by Davis Polk & Wardwell LLP. Certain legal matters as to the U.S. federal and New York law in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP. The validity of the common shares represented by the ADSs offered in this offering and certain other legal matters as to BVI law will be passed upon for us by Conyers Dill & Pearman. Legal matters as to PRC laws will be passed upon for us by King & Wood Mallesons Lawyers and for the underwriters by Fangda Partners.

EXPERTS

The financial statements as of March 31, 2012 and 2013, and for each of the three years in the period ended March 31, 2013, included in this prospectus and the related financial statement schedule included elsewhere in the Registration Statement have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement. Such financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu Certified Public Accountants LLP are located at 8/F, Deloitte Tower, The Towers, Oriental Plaza, 1 East Chang An Avenue, Beijing 100738, the People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying Class A common shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the

SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with accounting principles generally accepted in the United States and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

IKANG GUOBIN HEALTHCARE GROUP, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2013

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2013	F-64

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2013	F-67

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2013	F-68

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGE IN EQUITY (DEFICIT) FOR THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2013	F-69

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2013	F-71

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2013	F-73

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

IKANG GUOBIN HEALTHCARE GROUP, INC.

We have audited the accompanying consolidated balance sheets of iKang Guobin Healthcare Group, Inc. (the “Company”), its subsidiaries, its variable interest entities (“VIEs”), and its VIEs’ subsidiaries (collectively, the “Group”) as of March 31, 2012 and 2013 and the related consolidated statements of operations, comprehensive income, changes in equity (deficit) and cash flows for the three years in the period ended March 31, 2013, and the related financial statement schedule included in Schedule I. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2012 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects, the information set forth therein.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

December 4, 2013

IKANG GUOBIN HEALTHCARE GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	March 31,
	2012	2013	2013
			(Unaudited Pro forma)
ASSETS
Current assets
Cash and cash equivalents	$11,875	$63,154	$63,154
Accounts receivable, net of allowance for doubtful accounts of $1,561 and $3,272 as of March 31, 2012 and 2013, respectively	18,400	30,189	30,189
Inventories	1,037	1,162	1,162
Deferred tax assets — current	1,859	2,874	2,874
Prepaid expenses and other current assets	4,128	6,616	6,616
Amount due from related parties	—	483	483

Total current assets	$37,299	$104,478	$104,478

Property and equipment, net	$27,201	$32,572	$32,572
Acquired intangible assets, net	3,231	4,480	4,480
Goodwill	15,438	17,791	17,791
Cost method investment	129	131	131
Deferred tax assets — non-current	1,054	1,456	1,456
Rental deposit and other non-current assets	2,964	4,453	4,453

TOTAL ASSETS	$87,316	$165,361	$165,361

LIABILITIES, MEZZANINE EQUITY AND EQUITY (DEFICIT)

Current liabilities
Accounts payable (including accounts payable of the consolidated VIE entities without recourse to iKang Guobin Healthcare Group, Inc. of $5,547 and $8,370 of March 31, 2012 and 2013, respectively)	$5,964	$9,822	$9,822
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE entities without recourse to iKang Guobin Healthcare Group, Inc. of $8,161 and $9,885 of March 31, 2012 and 2013 respectively)	9,997	17,191	17,191
Income tax payable (including income tax payable of the consolidated VIE entities without recourse to iKang Guobin Healthcare Group, Inc. of $764 and $2,085 of March 31, 2012 and 2013, respectively)	1,850	2,409	2,409
Amount due to related parties (including amount due to related parties of the consolidated VIE entities without recourse to iKang Guobin Healthcare Group, Inc. of nil and $12,379 of March 31, 2012 and 2013, respectively)	—	12,379	12,379
Deferred revenues (including deferred revenues of the consolidated VIE entities without recourse to iKang Guobin Healthcare Group, Inc. of $17,138 and $19,183 of March 31, 2012 and 2013, respectively)	22,634	24,578	24,578
Deferred government subsidy — current (including deferred government subsidy — current of the consolidated VIE entities without recourse to iKang Guobin Healthcare Group, Inc. of $62 and $63 of March 31, 2012 and 2013, respectively)	62	63	63
Short term borrowings (including short term borrowings of the consolidated VIE entities without recourse to iKang Guobin Healthcare Group, Inc. of $1,588 and $5,482 of March 31, 2012 and 2013, respectively)	1,588	5,482	5,482
Convertible loan (including convertible loan of the consolidated VIE entities without recourse to iKang Guobin Healthcare Group, Inc. of nil and nil of March 31, 2012 and 2013, respectively)	—	2,000	2,000

Total current liabilities	$42,095	$73,924	$73,924

IKANG GUOBIN HEALTHCARE GROUP, INC.

CONSOLIDATED BALANCE SHEETS — continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	March 31,
	2012	2013	2013
			(Unaudited Pro forma)
Deferred government subsidy — non-current (including deferred government subsidy — non-current of the consolidated VIE entities without recourse to iKang Guobin Healthcare Group, Inc of $185 and $125 of March 31, 2012 and 2013, respectively)	$185	$125	$125
Amount due to related parties — non-current (including amount due to related parties of the consolidated VIE entities without recourse to iKang Guobin Healthcare Group, Inc. of $11,572 and nil of March 31, 2012 and 2013, respectively)	11,572	—	—
Deferred tax liabilities — non-current (including deferred tax liabilities-non — current of the consolidated VIE entities without recourse to iKang Guobin Healthcare Group, Inc. of $188 and $483 of March 31, 2012 and 2013, respectively)	204	499	499

TOTAL LIABILITIES	$54,056	$74,548	$74,548

Commitments and contingencies (Note 23)

Mezzanine equity
Series A convertible redeemable participating preferred shares ($ 0.01 par value; 1,391,044 shares authorized and issued as of March 31, 2012 and 2013, 1,391,044 and 1,094,668 shares outstanding as of March 31, 2012 and 2013, respectively, liquidation value of $2,504 and $1,970 as of March 31, 2012 and 2013, respectively)	$5,204	$6,496	$—
Series B convertible redeemable participating preferred shares ($ 0.01 par value; 1,059,735 shares authorized, issued as of March 31, 2012 and 2013, 1,059,735 and 686,368 shares outstanding as of March 31, 2012 and 2013, respectively, liquidation value of $3,339 and $2,162 as of March 31, 2012 and 2013, respectively)	6,121	6,512	—
Series C1 convertible redeemable participating preferred shares ($ 0.01 par value; 794,250 shares authorized, issued and outstanding as of March 31, 2012 and 2013, respectively, liquidation value of $1,893 and $1,893 as of March 31, 2012 and 2013, respectively)	3,791	5,700	—
Series C2 convertible redeemable participating preferred shares ($ 0.01 par value; 252,572 shares authorized, issued as of March 31, 2012 and 2013, 252,572 and 126,286 shares outstanding as of March 31, 2012 and 2013, respectively, liquidation value of $1,136 and $568 as of March 31, 2012 and 2013, respectively)	2,273	1,709	—
Series C3 convertible redeemable participating preferred shares ($ 0.01 par value; 1,024,318 shares authorized, issued and outstanding as of March 31, 2012 and 2013, respectively, liquidation value of $1,382 and $1,382 as of March 31, 2012 and 2013, respectively)	2,764	4,157	—
Series D1 convertible redeemable participating preferred shares ($ 0.01 par value; 3,655,151 shares authorized, issued as of March 31, 2012 and 2013, 3,655,151 and 3,538,864 shares outstanding as of March 31, 2012 and 2013, respectively, liquidation value of $10,563 and $10,227 as of March 31, 2012 and 2013, respectively)	20,954	30,176	—
Series D2 convertible redeemable participating preferred shares ($ 0.01 par value; 2,436,769 shares authorized, issued as of March 31, 2012 and 2013, 2,436,769 and 2,307,536 shares outstanding as of March 31, 2012 and 2013, respectively, liquidation value of $3,290 and $3,115 as of March 31, 2012 and 2013, respectively)	9,867	12,356	—
Series E convertible redeemable participating preferred shares ($ 0.01 par value; 4,289,457 shares authorized, issued and outstanding as of March 31, 2012 and 2013, respectively, liquidation value of $22,056 and $22,056 as of March 31, 2012 and 2013, respectively)	33,790	54,098	—
Series F convertible redeemable participating preferred shares ($ 0.01 par value; nil and 7,500,000 shares authorized as of March 31, 2012 and 2013, respectively, nil and 4,654,697 shares issued and outstanding as of March 31, 2012 and 2013, respectively, liquidation value of nil and $60,000 as of March 31, 2012 and 2013, respectively)	—	92,774	—

IKANG GUOBIN HEALTHCARE GROUP, INC.

CONSOLIDATED BALANCE SHEETS — continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	March 31,
	2012	2013	2013
			(Unaudited Pro forma)
Equity
iKang Guobin Healthcare Group, Inc. shareholders’ equity
Class A common shares ($0.01 par value; 23,526,704 and 36,026,704 shares authorized as of March 31, 2012 and 2013, respectively, 5,116,490 and 4,911,245 issued and outstanding as of March 31, 2012 and 2013, respectively)	$51	$49	$234
Class B common shares ($0.01 par value; 1,570,000 shares authorized, issued and outstanding as of March 31, 2012 and 2013, respectively)	16	16	16
Additional paid-in capital	4,711	4,341	218,134
Statutory reserve	971	2,267	2,267
Accumulated deficit	(61,899)	(135,390)	(135,390)
Accumulated other comprehensive income	3,938	4,522	4,522

Total iKang Guobin Healthcare Group, Inc. shareholders’ (deficit)/equity	(52,212)	(124,195)	89,783

Non-controlling interest	708	1,030	1,030

TOTAL (DEFICIT)/ EQUITY	$(51,504)	$(123,165)	$90,813

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	$87,316	$165,361	$165,361

The accompanying notes are an integral part of these consolidated financial statements.

IKANG GUOBIN HEALTHCARE GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	For the year ended March 31,
	2011	2012	2013
Net revenues	$68,231	$93,713	$133,871
Cost of revenues	39,795	49,506	71,079

Gross profit	$28,436	$44,207	$62,792

Operating expenses:
Selling and marketing	9,970	14,005	18,486
General and administrative (including share-based compensation of $89, $216 and $2,273 in 2011, 2012 and 2013, respectively)	11,172	14,756	23,447
Research and development	733	748	1,270
Impairment of goodwill	70	—	—
Write-off of leasehold improvement	486	309	—

Total operating expenses	$22,431	$29,818	$43,203

Income from operations	6,005	14,389	19,589
Interest expense	—	159	1,106
Interest income	62	101	100

Income before provision for income taxes	$6,067	$14,331	$18,583
Income tax expenses	1,952	3,939	6,134

Net income	$4,115	$10,392	$12,449
Less: Net income attributable to non-controlling interest	541	690	338

Net income attributable to iKang Guobin Healthcare Group, Inc.	3,574	9,702	12,111
Deemed dividend to preferred shareholders	—	2,312	84,306
Undistributed earnings allocated to preferred shareholders	2,770	2,770	2,818

Net income (loss) attributable to common and preferred shareholders of iKang Guobin Healthcare Group, Inc.	$804	$4,620	$(75,013)

Net income (loss) per share attributable to common shareholders of iKang Guobin Healthcare Group, Inc.
Basic	$0.04	$0.22	$(11.22)
Diluted	$0.04	$0.21	$(11.22)
Weighted average shares used in calculating net (loss) income per common share
Basic	6,301,028	6,599,009	6,683,678
Diluted	6,599,684	6,768,074	6,683,678
Pro forma net income per common share
Basic	0.17	0.45	0.56
Diluted	0.17	0.45	0.55
Pro forma Weighted average shares used in calculating pro forma net income per common share
Basic	21,204,324	21,502,305	21,636,469
Diluted	21,502,980	21,671,370	21,991,879

The accompanying notes are an integral part of these consolidated financial statements.

IKANG GUOBIN HEALTHCARE GROUP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	For the year ended March 31,
	2011	2012	2013
Net income	$4,115	$10,392	$12,449

Other comprehensive income:
Other comprehensive income, foreign currency translation adjustment	$1,045	$1,541	$568

Comprehensive income	$5,160	$11,933	$13,017

Less: Comprehensive income attributable to noncontrolling interest	596	706	322

Comprehensive income attributable iKang Guobin Healthcare Group, Inc.	$4,564	$11,227	$12,695

The accompanying notes are an integral part of these consolidated financial statements.

IKANG GUOBIN HEALTHCARE GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGE IN EQUITY (DEFICIT)

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Common		Treasury share	Additional paid-in capital	Statutory reserve	Accumulated deficit	Accumulated other comprehensive income	iKang’s shareholder’s equity/(deficit)	Non-controlling Interest	Total shareholders’ equity/(deficit)
	Shares	Amount
Balance at April 1, 2010	5,790,055	$58	$(4,098)	$15,725	$287	$(70,687)	$1,423	$(57,292)	$1,300	$(55,992)
Provision for statutory reserve	—	—	—	—	214	(214)	—	—	—	—
Share-based compensation	—	—	—	89	—	—	—	89	—	89
Exercise of share options	45,000	—	—	45	—	—	—	45	—	45
Issuance of Class A common shares as share dividend	251,079	3	4,098	(4,098)	—	—	—	3	—	3
Issuance of Class A common shares to the shareholder of Beijing iKang Guobin Zhengqingyuan Clinic, Co. Ltd. & Beijing iKang Guobin Jiuxianqiao Clinic, Co. Ltd. in connection with business acquisition	390,511	4	—	4,342	—	—	—	4,346	—	4,346
Dividend distribution to non-controlling interest holder of Shanghai Guobin Medical Center Co., Ltd.	—	—	—	—	—	—	—	—	(327)	(327)
Net income	—	—	—	—	—	3,574		3,574	541	4,115
Foreign currency translation adjustment	—	—	—	—	—		990	990	55	1,045

Balance at March 31, 2011	6,476,645	$65	$—	$16,103	$501	$(67,327)	$2,413	$(48,245)	$1,569	$(46,676)

Provision for statutory reserve	—	—	—	—	470	(470)	—	—	—	—
Share-based compensation	—	—	—	216	—	—	—	216	—	216
Exercise of share options	75,000	1	—	135	—	—	—	136	—	136
Exercise of share option to shareholders	134,845	1	—	1,762	—	(1,492)	—	271	—	271
Change in effective ownership of iKang Zhejiang, Inc.	—	—	—	(95)	—	—	—	(95)	95	—
Capital contribution of non-controlling interest holder of iKang Zhejiang, Inc.	—	—	—	—	—	—	—	—	164	164
Addition of non-controlling interest in connection with establishment of Fujian iKang Guobin Health Management Co., Ltd.	—	—	—	—	—	—	—	—	305	305
Dividend distribution to non-controlling interest holder of Shanghai Guobin Medical Center Co., Ltd.	—	—	—	—	—	—	—	—	(420)	(420)
Deemed dividend on convertible redeemable preferred shares — accretion of redemption premium	—	—	—	—	—	(2,312)	—	(2,312)	—	(2,312)
Purchase of non-controlling interest of Shanghai iKang Guobin Blue Cross Clinic, Co. Ltd.	—	—	—	(15)	—	—	—	(15)	(176)	(191)
Purchase of non-controlling interest of Shanghai Guobin Medical Center Co., Ltd.	—	—	—	(13,157)	—	—	—	(13,157)	(1,564)	(14,721)
Purchase of non-controlling interest of Shenzhen iKang Guobin Management Clinic Co., Ltd.	—	—	—	(238)	—	—	—	(238)	29	(209)
Net income	—	—	—	—	—	9,702	—	9,702	690	10,392
Foreign currency translation adjustment	—	—	—	—	—	—	1,525	1,525	16	1,541

Balance at March 31, 2012	6,686,490	$67	$—	$4,711	$971	$(61,899)	$3,938	$(52,212)	$708	$(51,504)

Provision for statutory reserve	—	—	—	—	1,296	(1,296)	—	—	—	—
Redesignation to Series F convertible redeemable preferred shares	(205,245)	(2)	—	(2,643)	—	—	—	(2,645)	—	(2,645)
Share-based compensation	—	—	—	2,273	—	—	—	2,273	—	2,273
Deemed dividend on convertible redeemable preferred shares — accretion of redemption premium	—	—	—	—	—	(84,306)	—	(84,306)	—	(84,306)
Net income	—	—	—	—	—	12,111	—	12,111	338	12,449
Foreign currency translation adjustment	—	—	—	—	—	—	584	584	(16)	568

Balance at March 31, 2013	6,481,245	$65	$—	$4,341	$2,267	$(135,390)	$4,522	$(124,195)	$1,030	$(123,165)

The accompanying notes are an integral part of these consolidated financial statements.

IKANG GUOBIN HEALTHCARE GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	For the year ended March 31,
	2011	2012	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	4,115	10,392	12,449
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation and amortization	5,199	6,285	7,710
Impairment of Goodwill	70	—	—
Write-off of leasehold improvement	486	309	—
Share-based compensation	89	216	2,273
Loss on disposal of property and equipment	5	122	475
Provision for doubtful account	750	481	1,800
Inventory written-down	6	25	—
Amortization of discount on payable purchase of non-controlling interest of Shanghai Guobin Medical Center Co., Ltd.	—	155	629
Changes in assets and liabilities
Accounts receivable	(5,427)	(6,421)	(12,986)
Inventories	(261)	(253)	(97)
Prepaid expenses and other current assets	(58)	45	176
Amount due from related parties	236	49	(477)
Deferred tax assets	1,144	64	(1,081)
Rental deposit and other long-term assets	(420)	(1,244)	(1,429)
Accounts payable	346	991	1,864
Accrued expenses and other current liabilities	818	2,235	3,071
Income tax payable	(215)	1,332	528
Amount due to related parties	143	(198)	—
Deferred revenues	3,921	(442)	1,589
Deferred government subsidy	(15)	(62)	(62)
Deferred tax liabilities	(138)	(76)	(118)

Net cash generated from operating activities	10,794	14,005	16,314

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(4,906)	(12,205)	(9,979)
Proceeds from disposal of property and equipment	18	3	94
Restricted cash	(62)	65	—
Purchase of non-controlling interest of Shanghai iKang Guobin Blue Cross Clinic, Co., Ltd.	—	(199)	—
Purchase of assets of Shenzhen Kefa Clinic	—	—	(135)
Purchase of non-controlling interest of Shenzhen iKang Guobin Hospital Management Co., Ltd.	—	(205)	—
Purchase of assets of Nanjing iKang Guobin Clinic Co., Ltd.	(45)	(16)	—
Purchase of assets of Shenzhen Xinglin Clinic	(303)	(183)	—
Payment for business acquisitions (net of cash acquired of nil, $50 and $4 for years ended March 31, 2011, 2012 and 2013, respectively)	—	(2,966)	(6,038)

Net cash used in investing activities	(5,298)	(15,706)	(16,058)

IKANG GUOBIN HEALTHCARE GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS — continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	For the year ended March 31,
	2011	2012	2013
CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from issuance of Class A common shares as share dividend	3	—	—
Proceeds from issuance of convertible redeemable preferred shares	—	—	45,000
Proceeds from exercise of share options	45	136	—
Proceeds from exercise of share option to shareholders	4	269	—
Capital contribution from non-controlling interest holder of iKang Zhejiang, Inc.	—	477	—
Purchase of non-controlling interest of Shanghai Guobin Medical Center Co., Ltd.	—	(3,178)	—
Dividend distribution to a non-controlling interest shareholder	(329)	—	—
Dividend distribution to non-controlling interest shareholder of Shanghai Guobin Medical Center Co., Ltd.	—	(428)	—
Proceeds from convertible loan	—	—	2,000
Repayment short-term borrowing	—	—	(3,976)
Proceeds from short-term borrowings	—	1,563	7,800

Net cash (used in)/ provided by financing activities	(277)	(1,161)	50,824

Effect of exchange rate changes	472	595	199

Net increase in cash and cash equivalent	5,691	(2,267)	51,279
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	8,451	14,142	11,875

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	14,142	11,875	63,154

Supplemental cash flow information
Income tax paid	2,628	2,756	6,850
Interest paid	—	—	308
Supplemental non-cash financing and investing activities
Payable purchase of non-controlling interest of Shanghai Guobin Medical Center Co., Ltd.	—	(11,572)	(12,379)
Acquisition payable of business acquisitions	—	(1,383)	(505)
Payable of purchase of assets	(199)	—	(32)
Change in payable for purchase of property and equipment	658	1,022	1,802

The accompany notes are an integral part of these consolidated financial statements.

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

iKang Guobin Healthcare Group, Inc. (the “Company”) is a private company incorporated in the British Virgin Islands (“BVI”) on December 24, 2003 by Mr. Ligang Zhang, the founder of the Company (the “founder”). The Company, its subsidiaries, variable interest entities (“VIEs”) and the VIEs’ subsidiaries (collectively the “Group”) are primarily engaged in providing medical examination, disease screening services, and other healthcare related services in the People’s Republic of China (the “PRC”).

As of March 31, 2013, details of the Group’s subsidiaries, VIEs and the VIEs’ subsidiaries were as follows:

Names	Later date of incorporation/acquisition	Place of incorporation	Percentage of beneficial interest by iKang Guobin Healthcare Group, Inc.	Principal activities
Subsidiaries:
ShanghaiMed iKang, Inc. (“Beijing iKang”)	February 27, 2004	PRC	100%	Sales of healthcare service
Shanghai iKang Co., Ltd. (“Shanghai iKang”)	December 27, 2004	PRC	100%	Sales of healthcare service
iKang Zhejiang, Inc. (“iKang Zhejiang BVI”)	April 5, 2006	BVI	73%	Holding Company
iKang Health Management (Zhejiang) Co., Ltd. (“Zhejiang iKang”)	July 11, 2006	PRC	73%	Sales of healthcare service
Bayley & Jackson (China) Medical Services Limited (“Bayley & Jackson (Hong Kong)”)	October 10, 2006	Hong Kong	100%	Holding Company
Beijing Bayley & Jackson Clinic Co., Ltd. (“iKang Beijing Ritan”)	October 10, 2006	PRC	100%	Medical examination & Clinical

VIEs:
Shanghai iKang Guobin Holding Co., Ltd. (“iKang Holding”)	April 27, 2007	PRC	100%	Holding Company
Hangzhou iKang Guobin Clinic, Co., Ltd. (“iKang Hangzhou Xixi”)	September 26, 2010	PRC	73%	Medical examination

VIEs’ subsidiaries:
Beijing iKang Online Technology Co., Ltd. (“iKang Online”)	September 13, 2004	PRC	100%	Sales of healthcare service
Beijing iKang Guobin Health Technology Co., Ltd. (“iKang Technology”)	February 3, 2005	PRC	100%	Sales of healthcare service
Shenzhen iKang Co., Ltd. (“Shenzhen iKang”)	July 12, 2006	PRC	100%	Sales of healthcare service
Shanghai Yalong Daoyi Services Co., Ltd. (“Yalong Daoyi”)	December 20, 2006	PRC	100%	Sales of healthcare service
Guangzhou iKang Guobin Health Checkup Co., Ltd. (“iKang Guangzhou Huanshi East/Tianhe”)	April 27, 2007	PRC	100%	Medical examination
Shanghai Guobin Medical Center Co., Ltd. (“iKang Shanghai Xikang Road”)	April 27, 2007	PRC	100%	Medical examination & Clinical
Shanghai Wangzu Guobin Medical Center Co., Ltd. (“iKang Shanghai Gubei”)	April 27, 2007	PRC	70%	Medical examination & Clinical

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

Names	Later date of incorporation/acquisition	Place of incorporation	Percentage of beneficial interest by iKang Guobin Healthcare Group, Inc.	Principal activities
Shanghai iKang Guobin Mingmen Clinic Co., Ltd. (“iKang Shanghai Pudong Avenue”)	April 27, 2007	PRC	100%	Medical examination
Shenzhen iKang Guobin Hospital Management Co., Ltd. (“Shenzhen Hospital Management”)	September 10, 2007	PRC	66%	Holding Company
Shenzhen Puji Clinic (“iKang Shenzhen Nanshan”)	September 10, 2007	PRC	66%	Medical examination & Clinical
Beijing iKang Guobin Lidu Clinic, Co., Ltd. (“iKang Beijing Lidu”)	December 3, 2007	PRC	100%	Medical examination
Chengdu iKang Guobin Blue Coast Health Management Co., Ltd. (“Chengdu Blue Coast”)	December 7, 2007	PRC	100%	Relaxation and Recreation
Nanjing Joycome Clinic, Co., Ltd. (“iKang Nanjing Xinjiekou”)	January 10, 2008	PRC	100%	Medical examination
Shenzhen iKang Guobin Clinic (“iKang Shenzhen Luohu”)	March 25, 2008	PRC	100%	Medical examination
Beijing iKang Guobin Jianwai Clinic, Co., Ltd. (“iKang Beijing Jianguomen”)	September 9, 2008	PRC	100%	Medical examination
Beijing iKang Guobin Zhongguan Clinic, Co., Ltd. (“iKang Beijng Zhongguancun”)	September 19, 2008	PRC	100%	Medical examination
Beijing iKang Guobin Zhengqingyuan Clinic, Co., Ltd. (“iKang Beijing Kunming Lake”)	December 1, 2008	PRC	100%	Medical examination
Beijing iKang Guobin Jiuxianqiao Clinic, Co., Ltd. (“iKang Beijing Yansha East”)	December 1, 2008	PRC	100%	Medical examination
Shanghai iKang Guobin Renren Clinic, Co., Ltd. (“iKang Shanghai Yangpu”)	December 9, 2008	PRC	100%	Medical examination
Chengdu iKang Guobin Health Examination Hospital Co., Ltd. (“iKang Chengdu Waishuangnan”)	January 15, 2009	PRC	100%	Medical examination
Shanghai iKang Guobin Blue Cross Clinic, Co., Ltd. (“iKang Shanghai Lujiazui”)	January 28, 2010	PRC	92%	Medical examination
Shanghai Wenzhong Clinic, Co., Ltd. (“Shanghai Wenzhong”)	February 12, 2010	PRC	71%	Medical examination
Beijing iKang Guobin Clinic, Co., Ltd. (“iKang Beijing Xuanwumen”)	August 5, 2010	PRC	100%	Medical examination
Nanjing iKang Guobin Clinic Co., Ltd. (“iKang Nanjing Gulou”)	January 19, 2011	PRC	100%	Medical examination
Shenzhen Xinglin Clinic (“iKang Shenzhen Futian”)	January 25, 2011	PRC	100%	Medical examination
Fujian iKang Guobin Health Management Co., Ltd. (“Fujian iKang”)	April 1, 2011	PRC	71%	Sales of healthcare service
Fuzhou iKang Guobin General Clinic, Co., Ltd. (“iKang Fuzhou Gulou”)	November 14, 2011	PRC	71%	Medical examination

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

Names	Later date of incorporation/acquisition	Place of incorporation	Percentage of beneficial interest by iKang Guobin Healthcare Group, Inc.	Principal activities
Beijing iKang Guobin Xinei Clinic, Co., Ltd. (“iKang Beijing Xinei”)	January 30, 2012	PRC	100%	Medical examination
Shanghai iKang Guobin Fukang Clinic, Co., Ltd. (“iKang Shanghai Fukang”)	January 18, 2012	PRC	100%	Medical examination
Shanghai Zhonghuan Yipin Clinic, Co., Ltd. (“iKang Shanghai Zhonghuan”)	January 21, 2012	PRC	100%	Medical examination
Shanghai Yipin Clinic, Co., Ltd. (“iKang Shanghai Jing’an”)	January 21, 2012	PRC	100%	Medical examination
Shanghai iKang Guobin Waizhitan Clinic, Co., Ltd. (“iKang Shanghai Yan’an East Road”)	May 29, 2012	PRC	100%	Medical examination
Shanghai Jianwei Clinic, Co., Ltd. (“iKang Shanghai Jianwei”)	August 17, 2012	PRC	100%	Medical examination
Hangzhou iKang Guobin Wenhui Clinic, Co., Ltd. (“iKang Hangzhou Wenhui”)	September 3, 2012	PRC	100%	Medical examination
Tianjin Heping Aibin Clinic, Co., Ltd. (“iKang Tianjin Heping”)	October 15, 2012	PRC	100%	Medical examination
Suzhou Aibin Clinic, Co., Ltd. (“iKang Suzhou”)	November 13, 2012	PRC	100%	Medical examination
Changchun iKang Guobin Jiachang General Clinic, Co., Ltd. (“iKang Changchun”)	November 5, 2012	PRC	100%	Medical examination
Chengdu Jinjiang iKang Guobin Hongzhaobi Health Examination General Clinic, Co., Ltd. (“iKang Chengdu Jinjiang”)	December 21, 2012	PRC	100%	Medical examination
Chongqing Aibin Clinic, Co., Ltd. (“iKang Chongqing”)	December 18, 2012	PRC	100%	Medical examination
Guangzhou Wokang Clinic (“iKang Guangzhou Wokang”)	December 3, 2012	PRC	100%	Medical examination
Shenzhen Kefa Clinic (“Shenzhen Kefa”)	March 26, 2013	PRC	100%	Medical examination

The VIE arrangements

Before January 31, 2012, PRC regulations limited business entities with direct foreign ownership of more than 70% to provide certain healthcare services in the PRC. To comply with related PRC regulations, the Company conducted the majority of its businesses through Beijing iKang and Zhejiang iKang, subsidiaries of the Group, and iKang Holding, iKang Holding’s subsidiaries and iKang Hangzhou Xixi which are VIE entities of the Company. Beijing iKang and Zhejiang iKang entered into a series of contractual arrangements with the VIE entities and their shareholders, and through those contractual arrangements, as described below, the Company obtained the control and the right to substantially all of economic benefits of the VIE entities. Starting from January 31, 2012, foreign-invested enterprises incorporated in the PRC are not expressly prohibited from providing healthcare services in the PRC; however, in order to operate under foreign-invested enterprise, the Group needs to reapply for the licenses or permits required for conducting such business from the National Health and Family Planning Commission, because currently most licenses of the Group to conduct healthcare services are held by PRC entities. As of March 31, 2013, the Group has not yet applied for such licenses or permits. Therefore the Group still operated through its VIE entities.

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

Beijing iKang and Zhejiang iKang have entered into the following contractual arrangements with iKang Holding, iKang Hangzhou Xixi and the shareholders of of iKang Holding and iKang Hangzhou Xixi that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIE entities, and (2) receive the economic benefits of the VIE entities that could be significant to the VIE entities. Accordingly, the Company is considered the primary beneficiary of the VIE entities and has consolidated the VIE entities’ financial results of operations, assets and liabilities in the Company’s consolidated financial statements. In making the conclusion that the Company is the primary beneficiary of the VIE entities, the Company believes the Company’s rights under the terms of the Exclusive Equity Option agreement provide it with a substantive kick out right. More specifically, the Company believes the terms of the Exclusive Equity Option agreement are valid, binding and enforceable under PRC laws and regulations currently in effect. The Company also believes that the minimum amount of consideration permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for the Company to currently exercise its rights under the exclusive equity option agreement. The Company’s rights under the Exclusive Equity Option agreement give the Company the power to control the shareholders of iKang Holding and iKang Hangzhou Xixi and thus the power to direct the activities that most significantly impact the VIE entities economic performance. In addition, the Company’s rights under the Power of Attorney also reinforce the Company’s abilities to direct the activities that most significantly impact the VIE entities’ economic performance. The Company also believes that this ability to exercise control ensures that the VIE entities will continue to execute and renew the Exclusive Service agreement and pay service fees to the Company. By charging service fees in whatever amounts the Company deems fit, and by ensuring that the Exclusive Service agreements are executed and renewed indefinitely, the Company has the rights to receive substantially all of the economic benefits from the VIE entities.

Agreements that provide the Company effective control over the VIE entities

(1)	Power of Attorney: Each registered shareholder of the VIE entities executed an irrevocable power of attorney to appoint the Beijing iKang or Zhejiang iKang as his or its attorney-in-fact to act on his or its behalf on all matters pertaining to the VIE entities and to exercise all of his or its rights as a shareholder of the VIE entities, including the right to attend shareholders meetings, to exercise voting rights, to receive any dividend and profit distribution to shareholders and to appoint directors, a general manager and other senior management of the VIE entities. The power of attorney is irrevocable and continually valid as long as the registered shareholders remain the shareholders of the VIE entities. The Company believes the Powers of Attorney can demonstrate the power of its PRC subsidiaries (Beijing iKang and Zhejiang iKang) to direct how the VIE entities should conduct their daily operations.

(2)	Exclusive Equity Option Agreement: Beijing iKang and Zhejiang iKang have the exclusive right to purchase the equity interests of the VIE entities from the registered legal equity owners at the lowest consideration allowed by PRC regulations as far as PRC regulations permit a transfer of legal ownership to foreign ownership. The term of the exclusive purchase right agreement is ten years and will be renewed on the expiration date by Beijing iKang and Zhejiang iKang and can be terminated at the discretion of the Beijing iKang and Zhejiang iKang.

(3)	Spousal Consent Under the Spousal Consent letters, the spouse of each married registered shareholder of iKang Holding has signed a spousal consent letter, whereby the spouse agrees that (i) the equity interests of iKang Holding owned by such shareholder will be disposed of only in accordance with the applicable Exclusive Equity Option Agreement, Equity Interest Pledge Agreement, and other related agreements executed by the shareholder, (ii) such equity interests do not constitute communal property with such shareholder and (iii) the spouse irrevocably and unconditionally waives all rights and benefits with respect to such equity interests, including the right to sue in any court and under all applicable laws.

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

Agreements that transfer economic benefits to the Company

(1)	Exclusive Services Agreement: Beijing iKang, Zhejiang iKang and registered shareholders of iKang Holding and iKang Hangzhou Xixi irrevocably agree that Beijing iKang and Zhejiang iKang shall be the exclusive technology and consulting service provider to the VIE entities in return for a service fee as determined by Beijing iKang and Zhejiang iKang up to the entire net profit of the VIE entities. The terms of the services agreement are ten years, and this agreement will be automatically renewed on applicable expiration dates, and the agreement can be terminated at the discretion of the Beijing iKang and Zhejiang iKang.

(2)	Equity Interest Pledge Agreement: Registered shareholders of iKang Holding and iKang Hangzhou Xixi have pledged all of their equity interests in VIE entities with Beijing iKang and Zhejiang iKang and Beijing iKang and Zhejiang iKang are entitled to the rights to sell the pledged equity interests if the VIE entities or the registered shareholders of iKang Holding and iKang Hangzhou Xixi default in their obligations. The term of the pledge agreement is as long as service agreement; and it can be terminated when the service agreement is terminated.

Through these contractual agreements, the Company has the ability to effectively control the VIE entities and is also able to receive substantially all the economic benefits of the VIE entities.

Risk in relation to the VIE structure

The Company believes that Beijing iKang and Zhejiang iKang’s contractual arrangements with the VIE entities are in compliance with PRC law and are legally enforceable. The shareholders of iKang Holding are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of the VIE entities were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIE entities not to pay the service fees when required to do so.

The Company’s ability to control the VIE entities also depends on the power of attorney Beijing iKang and Zhejiang iKang have to vote on all matters requiring shareholder approval in the VIE entities. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

•	revoke the Group’s business and operating licenses;

•	require the Group to discontinue or restrict operations;

•	restrict the Group’s right to collect revenues;

•	block the Group’s websites;

•	require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

•	impose additional conditions or requirements with which the Group may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIE entities or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIE entities. The Group does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of the Company, Beijing iKang, Zhejiang iKang, or the VIE entities.

The shareholders of the VIEs and the Company are as the following:

(1)	iKang Holding’s shareholders are Mr. Ligang Zhang and Mr. Boquan He, each of whom holds 50% of the equity interest in iKang Holding.

(2)	iKang Hangzhou Xixi’s shareholders are iKang Holding and Yalong Daoyi, which hold 80% and 20% of the equity interest in iKang Hangzhou Xixi, respectively. Yalong Daoyi is wholly-owned by iKang Holding. Therefore, iKang Holding owns the 100% equity interest in iKang Hangzhou Xixi.

(3)	Mr. Ligang Zhang and Mr. Boquan He are shareholders of the Company, who held 29.4% and 15.8% voting interest of the Company as of March 31, 2013, respectively. They own the equity interests in iKang Holding and iKang Hangzhou Xixi. Other than Mr. Ligang Zhang and Mr. Boquan He, none of the Company’s shareholders owns equity interests in iKang Holding and iKang Hangzhou Xixi.

The two shareholders of iKang Holding are directors and shareholders of the Company. One of them is the Company’s CEO, and the managing director of the VIEs. Therefore they have no current interest in seeking to act contrary to the contractual arrangements. The interests of the VIEs’ shareholders may differ from the interests of the Company as a whole. The Company cannot assure that when conflicts of interest arise, the shareholders will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest the shareholders of the VIEs may encounter in their capacity as the beneficial owners and director of the VIE entities, on the one hand, and as beneficial owners and directors or officer of the Company, on the other hand. The Company believes the shareholders of the VIEs will not act contrary to any of the contractual arrangements and the exclusive equity option agreement provides the Company with a mechanism to remove the shareholders as the beneficial shareholders of the VIEs should they act to the detriment of the Company. The Company relies on the VIEs’ shareholders, as directors and officer of the Company, to fulfill their fiduciary duties and abide by laws of the PRC and BVI and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the VIEs’ shareholders, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

The following financial statements amounts and balances of the VIE entities were included in the accompanying consolidated financial statements as of and for the years ended March 31 (after inter-company elimination):

	As of March 31,
	2012	2013
Total current assets	$32,800	$48,097
Total non-current assets	$38,849	$43,055
Total assets	$71,649	$91,152
Total current liabilities	$33,260	$57,447
Total non-current liabilities	$11,945	$608
Total liabilities	$45,205	$58,055

	For the year ended March 31,
	2011	2012	2013
Net revenues	$57,267	$80,563	$113,506
Net income	$4,172	$9,772	$11,728

	For the year ended March 31,
	2011	2012	2013
Net cash provided by operating activities	$12,744	$13,310	$14,978
Net cash used in investing activities	(5,598)	(12,867)	(15,944)
Net cash (used in)/ provided by financing activities	$(329)	$(2,043)	$3,824

The VIE entities contributed an aggregate of 83.9%, 86.0% and 84.8% of the consolidated net revenues for the years ended March 31, 2011, 2012 and 2013, respectively. The Company’s operations not conducted through contractual arrangements with the VIE primarily consist of its high end health check services. As of the fiscal years ended March 31, 2012 and 2013, the VIE accounted for an aggregate of 82.1% and 55.1%, respectively, of the consolidated total assets, and 83.6% and 77.9%, respectively, of the consolidated total liabilities. The assets that were not associated with the VIE entities primarily consist of cash and cash equivalents, account receivable and prepaid expenses and other current assets.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests, that require the Company or its subsidiaries to provide financial support to the VIE entities. However, if the VIE entities ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE entities through loans to the shareholders of the VIE or entrustment loans to the VIE entities. Relevant PRC laws and regulations restrict the VIE entities from transferring a portion of its net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 25 for disclosure of restricted net assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

Basis of consolidation

The consolidated financial statements of the Group include the financial statements of iKang Guobin Healthcare Group Inc., its subsidiaries, its VIEs and its VIEs’ subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues, costs and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include revenue recognition, allowance for doubtful accounts, the useful lives and impairment of property and equipment, the useful lives and impairment of intangible assets, impairment of goodwill, write off of leasehold improvement, valuation allowance for deferred tax assets, share-based compensation and fair value of the common shares and convertible redeemable preferred shares.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Accounts receivable and allowance for doubtful accounts

Accounts receivable represents those receivables derived in the ordinary course of business. A general allowance for doubtful accounts is provided based on aging analyses of accounts receivable balances, historical bad debt rates, in addition to specific provisions established based on customers’ repayment patterns and customer credit worthiness.

Financial instruments

Financial instruments of the Group primarily consist of cash and cash equivalent, accounts receivable, accounts payable, cost method investment, amount due from related parties and amount due to related parties.

The carrying values of cash, and cash equivalent, accounts receivable, accounts payable, and amounts due from related parties approximate their fair values due to short-term maturities. It is not practical to estimate the fair value of the Group’s cost method investment because of the lack of quoted market price and the inability to estimate fair value without incurring excessive costs.

For amounts due to related parties, they are carried at amortized cost using effective interest method.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

Interest expense is recognized on an effective interest basis.

Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset or liability categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Significant risks and uncertainties

The Group operates in an industry with rapid changes in regulations, customer demand and competition and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations, or cash flows; advances and trends in healthcare industry standards; changes in certain strategic relationships or customer relationships; regulatory or other PRC related factors; risks associated with the Group’s ability to keep and increase the customer base, and risks surrounding pending litigations.

Foreign currency risk

The Renminbi (“RMB”) is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalent of the Group included aggregate amounts of $11,758 and $15,830 at March 31, 2012 and 2013, respectively, which were denominated in RMB.

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Group places their cash with financial institutions with high-credit ratings and quality. The Group conducts credit evaluations of customers and generally do not require collateral or other security from their customers.

No customer accounted for 10% or more of total revenues for the years ended March 31, 2011, 2012 and 2013. No customer accounted for 10% or more of accounts receivable as of March 31, 2012 and 2013.

Inventories

Inventories are medical consumables and are stated at the lower of cost or market value. Inventories are written down for obsolescence to net realizable value based upon estimates of future demand and expiration date of inventories. The Group reflected the write-down of inventories of $6, $25 and nil for the year ended March 31, 2011, 2012 and 2013, respectively in cost of revenues.

Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Computer equipment and application software	5 years
Furniture and fixture	5 years
Medical equipment	10 years
Motor vehicles	5 years
Leasehold improvement	Shorter of useful life of the asset or the lease term

Construction in progress represents unfinished leasehold improvement and installment of equipment for new clinics. Construction in progress will be transferred to leasehold improvement or property and equipment when it is finished. Depreciation is recorded at the time when assets are ready for the intended use.

Intangible assets, net

Intangible assets, other than goodwill, resulting from the acquisitions of entities accounted for using the purchase method of accounting are estimated by management based on the fair value of assets acquired. Identifiable intangible assets are carried at cost less accumulated amortization. Amortization of customer relationship is computed using the estimated attrition pattern of the acquired customers, and amortization of other finite-lived intangible assets is computed using the straight-line method over the following estimated average useful lives, which are as follows:

	Weighted average (years)	Range (years)
Customer relationship	5.5	2.1~6.1
Non-compete agreement	2.0	2.0
Contract backlog	0.41	0.41
Operating license	9.7	0.3~4.43
Favorable Lease contract	7.3	5.1~9.8

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

The weighted average estimated average useful life of the intangible assets with determinable lives is 5.7 years.

Intangible assets-indefinite lives

If an intangible asset is determined to have an indefinite life, it should not be amortized until its useful life is determined to be no longer indefinite. An intangible asset that is not subject to amortization is tested for impairment at least annually or if events or changes in circumstances indicate that the asset might be impaired. Such impairment test consists of the fair values of assets with their carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates.

Impairment of long-lived assets and intangible assets with definite life

Long-lived assets, such as property and equipment and definite-lived intangible assets are stated at cost less accumulated depreciation or amortization. Depreciation and amortization is computed principally using the straight-line method.

The Group evaluates the recoverability of long-lived assets, including identifiable intangible assets, with determinable useful lives whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

Goodwill

Goodwill represents the excess of the fair value of consideration paid over the fair value of identifiable net assets acquired in business combinations. Goodwill and intangible assets deemed to have indefinite useful lives are not amortized, but tested for impairment annually or more frequently if event and circumstances indicate that they might be impaired.

The Group performs a two-step goodwill impairment test. The first step compares the fair values of each reporting unit (operating segment or one level below on operating segment) to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. In estimating the fair value of each reporting unit the Group estimates the future cash flows of each reporting unit, the Group has taken into consideration the overall and industry economic conditions and trends, market risk of the Group and historical information.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance permits the Group to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process.

Cost method investment

For investment over which the Group does not have significant influence, the Group carries the investments at cost. The Group reviews the cost method investment for impairment whenever events or circumstances indicate that an other-than-temporary decline has occurred. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its cost method investment. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, and the Group’s intent and ability to hold the investment.

Revenue recognition

Revenue is stated net of business tax. The Group’s PRC subsidiaries and VIE entities are subject to a 5% business tax and related surcharges on the revenues earned from providing services and selling products in the PRC. Certain contracts under specific formalities are exempted from business tax in accordance with the PRC tax laws. The Group recognized $1,052, $1,098, and $1,576 business tax for the years ended March 31, 2011, 2012 and 2013, respectively.

The Group recognizes revenues when persuasive evidence of an arrangement exists, service has been provided, the sales price is fixed or determinable, and collectability is reasonably assured.

The Group offers medical examination and disease screening services and renders such services at the request of its customers. The Group recognizes revenues when the examination reports are issued and passed to the local couriers if hard copy reports are required by its customers, or when the examination reports are uploaded on line and can be viewed by the customers on line if hard copy reports are not required. The Group notifies its customers when their examination reports are delivered to the local couriers or ready to be viewed and downloaded on line.

For individual customers, fees are collected before the performance of the services while corporate customers prepay a portion of service fees upon signing of the master contract, which is recognized as deferred revenue by the Group. All fees for services rendered are first charged against the corporate customer’s deferred revenues until it is entirely exhausted before the Group starts to invoice the corporate customers. The Group records accounts receivables from its corporate customers when the examination reports of the employees of corporate customers have been delivered or uploaded on line but the Group has not received remaining payments from the corporate customers.

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

Sometimes the Group engages third-party providers to provide medical examination and disease screening services on behalf of the Group. The Group evaluates the services provided by third parties on behalf of the Group to determine whether to recognize the revenues on a gross or net basis. The determination is based upon an assessment as to whether the Group acts as a principal or agent when providing the services. All of the revenues involving third-party providers providing medical examination or disease screening services on behalf of the Group are currently accounted for on a gross basis since the Group is the primary obligor, has the latitude in establishing prices, discretion in third-party provider selection and the credit risks.

The Group has also historically provided medical concierge services. The value included in the medical concierge card prepaid by the Group’s customers is initially recorded as deferred revenues, and a predetermined amount which is based on the number of appointments actually made is deducted and recognized as revenue when a customer schedules an appointment with a hospital because the Group has no further service obligation after such appointment is made. There is no right of return if a card expires, which is on average one to two year from the date of purchase. Any remaining balance of deferred revenue is recognized upon expiry of the card.

The Group also provides packages of bundled services principally comprising combinations of the above to its corporate customers. Components normally expire within one year from the date of purchase and does not include right of return. The Group allocates revenues from the sale of bundled services to each component using the relative selling price of each component based on the Group’s best estimate. Revenue recognition criteria for components included in the bundled services is identical to as if the components are sold on a standalone basis.

Non-monetary exchange

The Group occasionally exchanges medical examination service with advertising agencies for advertising credits. The amount of deferred revenues and prepaid expenses is based on the fair value of the medical examination services surrendered which approximates the price the Group offers to the individual customers and is more readily determinable. The amounts of revenues recognized for non-monetary transactions were $692, $1,291 and $972 for the years ended March 31, 2011, 2012 and 2013, respectively. No direct costs are attributable to the revenues.

Cost of revenues

Cost of revenues consist of expenditures incurred in the generation of the Group’s revenues, includes but not limited to salaries and welfare paid to physicians, nurses, purchase of medical consumables, depreciation and amortization, rental, and fees paid to third-party service providers.

Research and development costs

Research and development expenses primarily consist of (i) salaries and benefits for research and development personnel, and (ii) office rental, general expenses and depreciation and amortization expenses associated with the research and development activities. The Group’s research and development activities primarily consist of the research and development of its information technology platform and technical support for its customer services.

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

their reported amounts in the consolidated financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended March 31, 2011, 2012 or 2013, respectively.

Foreign currency translation

The functional and reporting currency of the Company is the United States dollar (“U.S. dollar”). The financial records of the Group's subsidiaries and VIE entities located in the PRC are maintained in their local currencies, the RMB, which are also the functional currencies of these entities.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statement of operations.

The Group’s entities with functional currency of RMB, translate their operating results and financial positions into the U.S. dollar, the Group’s reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are report as cumulative translation adjustments and are shown as a separate component of other comprehensive income.

Operating leases

Leases where the rewards and risks of ownership of assets primarily remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments and is reported in the consolidated statements of shareholders’ equity (deficit).

Share-based compensation

Share-based payment transactions with employees, such as share options are measured based on the grant date fair value of the equity instrument. The Group recognizes the compensation costs net of an estimated forfeiture rate using the graded vesting attribution method over the requisite service period of the award, which is generally the vesting period of the award. The estimate of forfeitures will be adjusted over the requisite service

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share compensation expense to be recognized in future periods.

Share awards issued to non-employees, such as advisors, are measured at fair value at the earlier of the commitment date or the date the service is completed and recognized over the period the service is provided.

Earnings (loss) per share

Basic earnings (loss) per common share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding during the period.

The Group’s convertible redeemable preferred shares are participating securities as they participate in undistributed earnings on an as-if-converted basis. Accordingly, the Group uses the two-class method whereby undistributed net income is allocated on a pro rata basis to the common shares and preferred shares to the extent that each class may share in income for the period; whereas the undistributed net loss for the period is allocated to common shares only because the convertible redeemable participating preferred shares are not contractually obligated to share the loss.

Diluted earnings (loss) per common share reflect the potential dilution that could occur if securities were exercised or converted into common shares. The Group had convertible redeemable preferred shares, and stock options, which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted income per share, the effect of the convertible redeemable preferred shares is computed using the as-if-converted method; the effect of the stock options is computed using the treasury stock method.

Unaudited pro forma information

Unaudited pro forma balance sheet information as of March 31, 2013 assumes the automatic conversion of all of the outstanding Series A shares, Series B shares, Series C shares, Series D shares, Series E shares and Series F shares into Class A common shares at the original conversion ratio, as if the conversion had occurred as of March 31, 2013.

Unaudited pro forma net income per common share is computed by dividing net income attributable to common shareholders by the sum of (i) the weighted average number of common shares outstanding for the year ended March 31, 2013 and (ii) the weighted average number of common shares outstanding for the year ended March 31, 2013 assuming the conversion of the Series A-F convertible redeemable participating preferred shares using ratio of 1:1.

Newly adopted accounting pronouncements

In June 2011, the FASB issued an authoritative pronouncement to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity.

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

These amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued a further authoritative pronouncement, Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items out of Accumulated Other Comprehensive Income. Under the amendments, entities are required to present reclassification adjustments and the effect of those reclassification adjustments on the face of the financial statements where net income is presented, by component of net income, and on the face of the financial statements where other comprehensive income is presented, by component of other comprehensive income. In addition, the amendments require that reclassification adjustments be presented in interim financial periods. The amendments supersede changes to those paragraphs that pertain to how, when, and where reclassification adjustments are presented. The amendments in this authoritative pronouncement are effective for public entities for fiscal years beginning after December 15, 2011. The adoption of this guidance did not have a material effect on the Group’s consolidated financial statements. The Company has adopted this guidance on April 1, 2012 and has separately presented the consolidated statements of comprehensive income since that date.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The pronouncement permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. Company has adopted this guidance on April 1, 2012. The adoption of this guidance did not have a material effect on the Group’s consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In July 2012, the FASB has issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the pronouncement, entities testing indefinite-lived intangible assets for impairment would have the option of performing a qualitative assessment before calculating the fair value of the asset. If an entity determines, on the basis of qualitative factors, that the indefinite-lived intangible asset is not more likely than not impaired, a quantitative fair value calculation would not be needed. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The Group will adopt this pronouncement on April 1, 2013 which will not have a material impact on its financial condition or results of operations.

In March 2013, the FASB issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.

For an equity method investment that is a foreign entity, the partial sale guidance still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment.

Additionally, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events.

The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. The Group does not expect the adoption of this guidance will have a material effect on its consolidated financial statements.

In April 2013, the FASB issued an pronouncement which indicated that an entity is required to use the liquidation basis of accounting to present its financial statements when it determines that liquidation is imminent, unless the liquidation is the same as the plan specified in an entity’s governing documents created at its inception. According to the ASU, liquidation would be considered imminent in either of the following situations:

a.	A plan for liquidation has been approved by the person or persons with the authority to make such a plan effective, and the likelihood is remote that any of the following will occur:

(1)	Execution of the plan will be blocked by other parties (for example, those with shareholder rights)

(2)	The entity will return from liquidation.

b.	A plan for liquidation is imposed by other forces (for example, involuntary bankruptcy), and the likelihood is remote that the entity will return from liquidation.

When applying the liquidation basis of accounting, an entity would initially measure its assets to reflect the amount it expects to receive in cash or other consideration. Under the liquidation basis of accounting, the entity would be required to recognize and measure previously unrecognized assets that it intends to sell during the liquidation (e.g., trademarks). The entity would present — separately from the measurement of the assets or other items anticipated to be sold in liquidation — the expected aggregate liquidation and disposal costs to be incurred during the liquidation process.

For public entities, the ASU is effective for fiscal years (and interim periods within those fiscal years) beginning on or after December 15, 2013. Early adoption will be permitted. The ASU should be applied prospectively from the beginning of the fiscal year of adoption. The Group does not expect the adoption of this guidance will have a material effect on its consolidated financial statements.

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB’s objective in issuing this ASU is to eliminate diversity in practice

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

resulting from a lack of guidance on this topic in current U.S. GAAP. The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows.

To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Group does not expect the adoption of this guidance will have a material effect on its consolidated financial statements.

3. ACQUISITION

(1)	Acquisition of iKang Shanghai Zhonghuan

On January 21, 2012, the Group acquired 100% equity interest of iKang Shanghai Zhonghuan, which provides medical examination services with cash consideration of $1,902. Acquisition-related costs were nil.

The transaction was accounted for as a business combination using the acquisition method of accounting. The fair value of identifiable intangible assets was determined by the Group with the assistance of an independent third-party valuation firm and the value of the purchase price was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated useful life
Net tangible assets:
Current assets	$167
Non-current assets	573
Deferred tax assets	107

Total	847

Intangible assets acquired:
Customer relationship	189	5.9 years
Operating license	17	0.9 years
Goodwill	900
Deferred tax liability	(51)

Total	1,055

Total consideration	$1,902

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition. The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of iKang Shanghai Zhonghuan have been included in the Group’s consolidated financial statements since the date of acquisition. iKang Shanghai Zhonghuan contributed net revenue of $30 and $1,255, and net loss of $167 and $378 to the Group’s consolidated statements of operations in the years ended March 31, 2012 and 2013, respectively.

(2) Acquisition of iKang Shanghai Jing’an

On January 21, 2012, the Group acquired 100% equity interest of iKang Shanghai Jing’an, which provides medical examination services with cash consideration of $2,536. Acquisition-related costs were nil.

The transaction was accounted for as a business combination using the acquisition method of accounting. The fair value of identifiable intangible assets was determined by the Group with the assistance of an independent third-party valuation firm and the value of the purchase price was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated useful life
Net tangible assets:
Current assets	$363
Non-current assets	1,051
Deferred tax assets	197

Total	1,611

Intangible assets acquired:
Customer relationship	195	5.9 years
Operating license	29	3.0 years
Goodwill	757
Deferred tax liability	(56)

Total	925

Total consideration	$2,536

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition. The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of iKang Shanghai Jing’an have been included in the Group’s consolidated financial statements since the date of acquisition. iKang Shanghai Jing’an contributed net revenue of $117 and $1,256, and net loss of $175 and $449 to the Group’s consolidated statements of operations in the years ended March 31, 2012 and 2013, respectively.

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

(3) Acquisition of iKang Shanghai Jianwei

On August 17, 2012, the Group acquired 100% equity interest of iKang Shanghai Jianwei, which provides medical examination services with cash consideration of $1,249. Acquisition-related costs were nil.

The transaction was accounted for as a business combination using the acquisition method of accounting. The fair value of identifiable intangible assets was determined by the Group with the assistance of an independent third-party valuation firm and the value of the purchase price was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated useful life
Net tangible assets:
Current assets	$49
Non-current assets	463
Deferred tax assets	274

Total	786

Intangible assets acquired:
Customer relationship	71	5.3 years
Operating license	32	1.4 years
Goodwill	386
Deferred tax liability	(26)

Total	463

Total consideration	$1,249

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition. The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of iKang Shanghai Jianwei have been included in the Group’s consolidated financial statements since the date of acquisition. iKang Shanghai Jianwei contributed net revenue of $300, and net loss of $647 to the Group’s consolidated statements of operations in the year ended March 31, 2013.

(4) Acquisition of iKang Changchun

On November 5, 2012, the Group acquired 100% equity interest of iKang Changchun, which provides medical examination services with cash consideration. The total consideration is $915. Acquisition-related costs were nil.

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

The transaction was accounted for as a business combination using the acquisition method of accounting. The fair value of identifiable intangible assets was determined by the Group with the assistance of an independent third-party valuation firm and the value of the purchase price was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated useful life
Net tangible assets:
Current assets	$5
Non-current assets	316

Total	321

Intangible assets acquired:
Customer relationship	165	6.1 years
Favorable Lease contract	21	5.1 years
Operating license	48	2.5 years
Goodwill	418
Deferred tax liability	(58)

Total	594

Total consideration	$915

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition. The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of iKang Changchun have been included in the Group’s consolidated financial statements since the date of acquisition. iKang Changchun contributed net revenue of $25, and net loss of $301 to the Group’s consolidated statements of operations in the year ended March 31, 2013.

(5) Acquisition of iKang Guangzhou Wokang

On December 3, 2012, the Group acquired 100% equity interest of iKang Guangzhou Wokang, which provides medical examination services with cash consideration of $2,986. Acquisition-related costs were nil.

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

The transaction was accounted for as a business combination using the acquisition method of accounting. The fair value of identifiable intangible assets was determined by the Group with the assistance of an independent third-party valuation firm and the value of the purchase price was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated useful life
Net tangible assets:
Current assets	$116
Non-current assets	550

Total	666

Net tangible liabilities:
Current liabilities	$(44)

Total	(44)

Intangible assets acquired:
Customer relationship	175	6.0 years
Favorable Lease contract	1,074	9.8 years
Operating license	48	3.1 years
Goodwill	1,391
Deferred tax liability	(324)

Total	2,364

Total consideration	$2,986

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition. The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of iKang Guangzhou Wokang have been included in the Group’s consolidated financial statements since the date of acquisition. iKang Guangzhou Wokang contributed net revenue of $7, and net loss of $273 to the Group’s consolidated statements of operations in the year ended March 31, 2013.

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

Pro forma information

The following unaudited pro forma information summarizes the results of operations of the Group for the years ended March 31, 2011 and 2012 assuming that the acquisitions of iKang Shanghai Zhonghuan and iKang Shanghai Jing’an occurred as of April 1, 2010. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Year ended March 31,
	2011	2012
	(Unaudited)	(Unaudited)
Pro forma net revenue	$70,373	$96,397
Pro forma net income attributable to common shareholders of iKang Guobin
Healthcare Group, Inc.	$3,302	$9,629

The following unaudited pro forma information summarizes the results of operations of the Group for the years ended March 31, 2012 and 2013 assuming that the acquisitions of iKang Shanghai Jianwei, iKang Changchun and iKang Guangzhou Wokang occurred as of April 1, 2011. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Year ended March 31,
	2012	2013
	(Unaudited)	(Unaudited)
Pro forma net revenue	$98,177	$137,269
Pro forma net income attributable to common shareholders of iKang Guobin
Healthcare Group, Inc.	$8,657	$12,334

(6) Acquisition of Assets

From April 1, 2010 to March 31, 2013, the Group acquired certain operating licenses pursuant to series of contractual agreements which were accounted for as asset acquitions:

On January 19, 2011, the Group acquired 100% equity interest of Nanjing iKang Guobin Clinic Co., Ltd. with a cash consideration of $61.

On January 25, 2011, the Group acquired 100% equity interest of Shenzhen Xinglin Clinic with a cash consideration of $486.

On March 26, 2013, the Company acquired 100% equity interest of Shenzhen Kefa Clinic with a cash consideration of $167.

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

4. LIQUIDATION OF CHENGDU BLUE COAST

In May 2011, the Group decided to liquidate Chengdu Blue Coast, which operated recreation business. The liquidation was in process as of March 31, 2013. The Group wrote off leasehold improvement incurred for this entity and disclosed in Note 8.

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable consists of the following:

	As of March 31,
	2012	2013
Accounts receivable	$19,961	$33,461
Less: allowance for doubtful accounts	1,561	3,272

Accounts receivable, net	$18,400	$30,189

Movement of allowance for doubtful accounts is as follows:

	As of March 31,
	2012	2013
Balance at beginning of year	$1,101	$1,561
Charge to expenses	481	1,800
Write off	(71)	(132)
Exchange difference	50	43

Balance at end of year	$1,561	$3,272

The Group decides to write off receivables and the corresponding provision when it determines that certain events indicate that there is no chance that an account receivable can be collected, for example, when a corporate customer goes bankrupt or ceases operations. The Group can also claim deduction on a current tax return for a bad debt expense when sufficient evidence is submitted to the tax authority and approved by the tax authority to support the uncollectibility of the bad debt.

6. INVENTORIES

Inventories consist of the following:

	As of March 31,
	2012	2013
Medical consumable	$1,037	$1,162

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

7. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of March 31,
	2012	2013
Advance to suppliers(1)	$1,130	$2,191
Prepaid rental expense	881	1,511
Prepaid expenses(2)	870	1,269
Staff advance	460	939
Other receivable	787	706

	$4,128	$6,616

(1)	Advance to suppliers represents advance payment to suppliers to purchase medical equipment and consumables.
(2)	Prepaid expenses mainly consist of amounts paid for professional fee and advertisement fee.

8. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of March 31,
	2012	2013
Medical equipment	$24,093	$30,805
Leasehold improvements	17,767	22,310
Computer equipment and application software	4,670	5,569
Furniture and fixtures	2,846	3,718
Motor vehicles	370	440
Construction in progress	618	385

Less: accumulated depreciation and amortization	23,163	30,655

	$27,201	$32,572

Depreciation expenses charged to the consolidated statement of operations for the years ended March 31, 2011, 2012 and 2013 were $4,631, $5,722 and $7,112, respectively.

As the Group was unable to commence its operations as scheduled as a result of residents’ objection to the use of the location occupied by Shanghai Wenzhong, the Group wrote off leasehold improvement incurred for this clinic amounted $486 as of March 31, 2011.

As the Group decided to terminate its operation of Chengdu Blue Coast in liquidation, the Group wrote off leasehold improvement incurred for this entity amounted $309 in May 2011, because the Group will not benefit from the leasehold improvement in the future.

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

9. ACQUIRED INTANGIBLE ASSETS, NET

The gross carrying amount, accumulated amortization and net carrying amount of the intangible assets are as follows:

	As of March 31,
	2012	2013
Acquired intangible assets not subject to amortization
Trade-name	$2,049	$2,078
Acquired intangible assets subject to amortization
Customer relationship	2,812	3,265
Operating license	1,680	2,002
Favorable Lease contract	—	1,098
Contract backlog	39	39
Non-compete agreement	2	2

Less: accumulated amortization
Customer relationship	2,086	2,484
Operating license	805	1,024
Favorable Lease contract	—	29
Contract backlog	39	39
Non-compete agreement	1	1
Less: impairment	420	427

Intangible assets, net	$3,231	$4,480

Amortization expenses for the years ended March 31, 2011, 2012 and 2013 were $568, $563 and $598, respectively. Amortization expenses for the years ended March 31, 2014, 2015, 2016, 2017, 2018 and thereafter would be $643, $502, $319, $235, 185 and $518, respectively.

The impairment loss of $388 recognized in the year ended March 31, 2011 was relating to the impairment of the operating license of Shanghai Wenzhong. The Company was unable to commence its operations as scheduled as a result of residents’ objection to the use of the location occupied by Shanghai Wenzhong. As of March 31, 2012, the operating license was abandoned.

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

10. GOODWILL

The changes in carrying amounts of goodwill for the years ended March 31, 2012 and 2013 were as follows:

	As of March 31,
	2012	2013
Gross amount:
Beginning balance	$39,028	$41,103
Addition for the year by acquisition of Shanghai Zhonghuan	901	—
Shanghai Jing’an	757	—
Shanghai Jianwei	—	396
Changchun	—	427
Guangzhou Wokang	—	1,390
Exchange difference	417	187

Ending balance	41,103	43,503

Accumulated impairment loss:
Beginning balance	25,534	25,665
Exchange difference	131	47

Ending balance	$25,665	$25,712

Goodwill	$15,438	$17,791

As a result of the impairment assessment performed by the management for the years ended March 31, 2011, 2012 and 2013, the Group recognized goodwill impairment charge of $70, nil and nil, respectively.

Goodwill impairment charge of $70 for the year ended March 31, 2011 was recorded to Chengdu Blue Coast because its operating results were lower than previously forecasted.

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

11. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of March 31,
	2012	2013
Accrued professional fees(1)	$—	$2,738
Accrued rental expense	1,925	2,554
Accrued payroll and welfare	1,638	2,434
Other payable to shareholders(2)	—	2,256
Accrued Social Insurance	2,012	2,248
Other taxes payable	1,341	1,610
Other payables	1,115	1,524
Accrued outsourcing cost	583	1,121
Acquisitions consideration payable(3)	1,383	537
Interest expense payable	—	169

	$9,997	$17,191

(1)	It represents the professional fee upon the issuance of Series F convertible redeemable participating preferred shares (“Series F shares”), which was paid in June 2013.
(2)	In March 2013, pursuant to the share purchase agreement and various agreements among the Company, some existing shareholders and the Series F shares investors, certain existing shareholders sold some of their shares to some series F shares investors. Part of the consideration amounted $2,256 was received by the Company on behalf of the selling shareholders, which was paid back to those selling shareholders in May 2013.
(3)	Acquisitions consideration payable consists of remaining payables to sellers of the acquired entities. As March 31, 2012, the acquisitions consideration payable consisted payable for the acquisition of iKang Shanghai Zhonghuan and iKang Shanghai Jing’an, amounted $1,383. As of March 31, 2013, the acquisitions consideration payable consisted payable for the acquisition of iKang Shanghai Zhonghuan and iKang Shanghai Jing’an, iKang Shanghai Jianwei and iKang Changchun amounted $137, $322 and $78, respectively.

12. BORROWINGS

	As of March 31,
	2012	2013
Short term borrowings - secured	$1,588	$5,482

	$1,588	$5,482

On March 25, 2012, iKang Online signed an one-year credit loan agreement with an amount no more than $4,767 with China Merchants Bank, to meet its temporary working capital needs. The annual interest rate was equal to the benchmark interest rate announced by the People’s Bank of China plus 25% of the benchmark interest rate. Shenzhen Golden Regal Guarantee Co. Ltd provided the credit guarantee for this loan. The Group signed counter-guarantee agreements with Shenzhen Golden Regal Guarantee Co. Ltd for the loan, using the Group’s medical equipment with carrying amount of $3,613 as collateral for the borrowing as of March 31, 2013. As of March 31, 2012 and 2013, the outstanding short term borrowings were $1,588 and $3,220, respectively.

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

In November 2012, iKang Holding signed a short term credit loan agreement with an amount no more than $3,178 with China Guangfa Bank with the maturity date of September 14, 2013. The annual interest rate is the benchmark interest rate announced by the People’s Bank of China plus 20% of the benchmark interest rate. The credit loan was obtained to meet the temporary working capital needs of the Group. The credit loan was guaranteed by Beijing iKang and was collaterised by the medical equipment of the Group, with carrying amount of $5,127 as of March 31, 2013. As of March 31, 2012 and 2013, the outstanding short term borrowings were nil and $2,262, respectively.

Interest expense for the years ended March 31, 2011, 2012 and 2013 were nil, $5 and $477, respectively. The weighted average effective interest rate for the years ended March 31, 2011, 2012 and 2013 was nil, 8.2% and 7.8%, respectively.

13. CONVERTIBLE LOAN

In May 2012, the Company signed a convertible loan agreement with amount of $2,000 with an unrelated third party, with annual interest rate of 8% and the maturity date of December 31, 2012. On or prior to the maturity date, the lender has the option to extend the maturity date of the convertible loan to June 30, 2013, and also has the option but not the obligation to convert the loan into common shares of the Company. As of March 31, 2013, the loan has not been repaid or converted because no notice from the lender was received by the Company. In June 2013, the Group repaid the convertible loan and accrued interests amounted $2,300 in full pursuant to an agreement with the lender.

14. INCOME TAXES

British Virgin Islands (“BVI”)

The Company and iKang Zhejiang BVI were tax-exempted companies incorporated in the BVI.

Hong Kong

Bayley & Jackson (Hong Kong) is subject to Hong Kong Profits Tax at 16.5% on its activities conducted in Hong Kong.

PRC

Since January 1, 2008, the Company's PRC subsidiaries, iKang holding and its subsidiaries are subject to the 25% standard enterprise income tax except for those accepted as deemed profit method enterprises, or qualified for small-scale enterprises, or granted preferential tax treatment.

On January 1, 2008, Beijing iKang obtained the High and New Technology Enterprise (“HNTE”) status under EIT and therefore entitled to the preferential tax rate of 15% as long as they continue to qualify as HNTE. The preferential tax rate for Beijing iKang is 15% from January 1, 2008 through December 31, 2010. Income tax rate of Beijing iKang is 25% after January 1, 2011.

Shanghai iKang and iKang Holding were established in “Shanghai PuDong Economic Open Zones”, which entitled them to a preferential tax rate of 15% prior to January 1, 2008. Based on the transition rules of the EIT Law, iKang Holdings and Shanghai iKang continued to enjoy preferential tax rates of 18%, 20%, 22%, 24%,

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

from January 1, 2008 through December 31, 2011, respectively, due to the preferential tax qualification obtained prior to January 1, 2008.

iKang Shenzhen Nanshan, iKang Shenzhen Luohu and iKang Shenzhen Futian are subject to PRC individual income tax rate of 35% due to regulations set by local governments.

Under the EIT Law and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the “beneficial owner” and directly holds 25% or more of the equity interest in a PRC-resident enterprise is entitled to a reduced withholding tax rate of 5%. The BVI, where the Company is incorporated, does not have a tax treaty with PRC.

Since January 1, 2008, the relevant tax authorities of the Group’s subsidiaries have not conducted a tax examination on the Group’s PRC entities. In accordance with relevant PRC tax administration laws, tax years from 2008 to 2012 of the Group’s PRC subsidiaries and VIE entities, remain subject to tax audits as of March 31, 2013, at the tax authority’s discretion.

Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Company are approximately $375 as of March 31, 2013. The undistributed earnings of the Company’s subsidiaries and VIE entities located in the PRC are considered to be indefinitely reinvested, because the Group does not have any present plan to pay any cash dividends on its common shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of March 31, 2013.

Aggregate undistributed earnings of the Company’s VIEs and its VIEs’ subsidiaries located in the PRC that are available for distribution to the Company were approximately $8,120 as of March 31, 2013. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in domestic subsidiaries However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a rate of 25%.

The current and deferred portions of income tax expenses included in the consolidated statements of operations, which were all attributable to the Group’s PRC subsidiaries and VIE entities, are as follows:

	Years ended March 31,
	2011	2012	2013
Current tax expense	$944	$3,987	$7,311
Deferred tax (benefits) expense	1,008	(48)	(1,177)

Income tax expenses	$1,952	$3,939	$6,134

The principal components of the deferred income tax assets and liabilities are as follows:

	As of March 31,
	2012	2013
Current deferred tax assets:
Accrued expenses	$981	$1,410
Deferred revenue	233	158
Accrued payroll	431	656
Bad debt provision	358	791
Less: Valuation allowance	(144)	(141)

Current deferred tax assets	$1,859	$2,874

Non-current deferred tax assets:
Depreciation and amortization	$301	$358
Due to impairment of long-lived assets	113	102
Net operating tax loss carry-forwards	1,239	1,724
Less: Valuation allowance	(599)	(728)

Non-current deferred tax assets	$1,054	$1,456

	As of March 31,
	2012	2013
Non-current deferred tax liabilities:
Intangible assets	$204	$499

Non-current deferred tax liabilities	$204	$499

The Group considers the following factors, among other matters, when determining whether some portion or all of the deferred tax assets will more likely than not be realized: the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carryforward periods provided for in the tax law.

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

As of March 31, 2013, the Group had a tax loss carry-forward amounted to $6,896 and would expire on various dates between March 31, 2014 and March 31, 2018. The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIE entities may not be used to offset other subsidiaries’ or VIE entities’ earnings within the Group. Valuation allowance is considered on each individual subsidiary and legal entity basis. Valuation allowances have been established in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

Reconciliation between the expense (benefit) of income taxes computed by applying the PRC tax rate to income (loss) before income taxes and the actual provision for income taxes is as follows:

	For the year ended March 31,
	2011	2012	2013
Net income before provision for income taxes	$6,067	$14,331	$18,583
PRC statutory tax rate	25%	25%	25%

Income tax at statutory tax rate	$1,517	$3,583	$4,646
Change in valuation allowance	226	(16)	126
Expenses not deductible for tax purposes	350	258	631
Impairment of goodwill	18	—	—
Effect of income tax rate difference for entities under individual income tax rate of 35%	40	67	129
Loss utilized for entities under individual income tax rate of 35%	(140)	(235)	(153)
Effect of income tax rate differences in other jurisdictions	220	282	755
Tax holidays and preferential tax rates in PRC	(233)	—	—
Super research & development expenses deduction	(46)	—	—

Income tax expense	$1,952	$3,939	$6,134

If the tax holidays granted to Beijing iKang, Shanghai iKang and iKang Holding were not available, the Group’s income tax expense would have increased by $233, nil and nil, the basic net income per share attributable to the Company would decrease by $0.01, nil and nil for the years ended March 31, 2011, 2012 and 2013, respectively, and the diluted net income per share attributable to the Company would decrease by $0.01, nil and nil for the years ended March 31, 2011, 2012 and 2013, respectively.

The Group did not identify significant unrecognized tax benefits for the years ended March 31, 2011, 2012 and 2013. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within next twelve months.

15. COMMOM SHARE

As of March 31, 2013, the Company was authorized to issue a maximum of 37,596,704 shares with a par value of $0.01 per share, comprised 36,026,704 Class A common shares and 1,570,000 Class B common shares.

As of March 31, 2012, there were 5,116,490 Class A common shares and 1,570,000 Class B common shares outstanding.

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

In March 2013, pursuant to the subscription agreement of Series F shares and various agreements among the Company, the shareholders of common shares and Series F shares, 205,245 Class A common shares were redesignated as Series F shares. As such, as of March 31, 2013, there were 4,911,245 Class A common A shares and 1,570,000 common B shares issued and outstanding.

16.	CONVERTIBLE REDEEMABLE PARTICIPATING PREFERRED SHARES

As of March 31, 2012, there were 1,391,044 Series A convertible redeemable participating preferred shares (“Series A shares”), 1,059,735 Series B convertible redeemable participating preferred shares (“Series B shares”), 794,250 Series C1 convertible redeemable participating preferred shares (“Series C1 shares”), 252,572 Series C2 convertible redeemable participating preferred shares (“Series C2 shares”), 1,024,318 Series C3 convertible redeemable participating preferred shares (“Series C3 shares”) (Series C1 shares, Series C2 shares and Series C3 shares are collectively referred to as “Series C shares”), 3,655,151 Series D1 convertible redeemable participating preferred shares (“Series D1 shares”), 2,436,769 Series D2 convertible redeemable participating preferred shares (“Series D2 shares”) (Series D1 shares and Series D2 shares are collectively referred to as “Series D shares”) , and 4,289,457 Series E convertible redeemable participating preferred shares (“Series E shares”) outstanding.

On March 28, 2013, the Company issued 3,407,903 Series F shares to a group of investors for a consideration of $45,000. At the same date, pursuant to the Series F shares subscription agreement and various agreements among the Company, the shareholders of common shares, Series A shares, Series B shares, Series C shares, Series D shares and Series F shares, 205,245 common shares, 296,376 Series A shares, 373,367 Series B shares, 126,286 Series C2 shares, 116,287 Series D1 shares and 129,233 Series D2 shares were redesignated as Series F shares and transferred to shareholders of Series F shares.

As of March 31, 2013, there were 1,094,668 Series A shares, 686,368 Series B shares, 794,250 Series C1 shares, 126,286 Series C2 shares, 1,024,318 Series C3 shares, 3,538,864 Series D1 shares, 2,307,536 Series D2 shares, 4,289,457 Series E shares and 4,654,697 Series F shares preferred shares outstanding.

The Series A, B, C, D, E and F shares are collectively referred to as the preferred shares.

The Company recognized a deemed dividend, which arises from the difference between the fair value and carrying value of the redesignated shares on March 28, 2013, of $2,639, $2,660, $426 and $1,919, respectively for Series A shares, Series B shares, Series C shares, Series D shares.

Key terms of the preferred shares are summarized as follows:

Redemption

The original redemption price of the Series A, B, C, D and E shares equaled the sum of (i) the preferred share original issue price, and (ii) interest calculated at 10% per year compounded annually from the original preferred share issue date until original maturity on April 22, 2012. The Company recognized entire changes in the redemption value and adjusted the carrying value of the preferred shares to equal the redemption value immediately when the preferred shares were issued. As a result, $26,353 of redemption premium of the preferred shares was recorded as a deemded dividend upon issuance of those preferred shares.

Series E shares which were originally redeemable upon or at any time after (i) November 28, 2011, if no qualified IPO or a company sale had occurred by such date, or (ii) February 28, 2011, in the event that any shareholder refused to participate in a company sale.

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

Pursuant to a supplemental agreement entered into between the Company and the holders of Series E shares dated on July 14, 2011, Series E shares would be redeemable after April 22, 2012. Due to the supplemental agreement signed on July 14, 2011, the Series E shares would be redeemable after April 22, 2012, hence additional redemption premium of $2,312 related to the period from the original redemption due date of July 14, 2011 to April 22, 2012 was charged as deemed dividend for the year ended March 31, 2012.

After issuance of Series F shares and at the election of Series F shareholders, each Series F shares shall be eligible to be redeemed if any of the following events occurs:

(1)	by March 28, 2017, the Restructuring has been completed but a Qualified IPO has not been consummated;

“Restructuring” means the transfer of all interests in the medical centers, clients, employees, contractors and all other assets held by the PRC Entities (other than direct or indirect wholly-owned subsidiaries of the Company) as of Series F shares issuance date and any such additional interests in medical centers, clients, employees, contractors and other acquired by the PRC Entities thereafter to a direct or indirect wholly owned subsidiary of the Company.

(2)	Other than as approved by the Company’s board of directors (including the affirmative votes of Series F share directors), the loss of control or the inability to consolidate over any subsidiaries or VIE entities of the Group that account for three percent (3%) or more of the then consolidated revenues or hold three percent (3%) or more of the then consolidated assets;

(3)	the Restructuring is not completed by the expiry of 18 months from the earlier of (i) the effective date of a Change of Law or (ii) the date of such announcement or promulgation of a Change of Law;

“Change of Law” means any change of applicable Laws that would have a material adverse effect on the validity of, or on the rights (as a whole) granted under, the VIE arrangements.

(4)	the Restructuring is not completed within two years from the date of a Restricted Venue Resolution, or

“Restricted Venue Resolution” means the resolution passed by the majority of the Company’s board of directors to proceed with an IPO upon the occurrence of Change of Law;

(5)	by March 28, 2017, the Restructuring has not been completed and a Qualified IPO has not been consummated,

In the case of (1) to (4) above, the redemption price of the Series F shares equals to the sum of (i) the preferred share original issue price, and (ii) interest calculated at 10% per year compounded annually from the original preferred share issue date.

In the case of (5) above, the redemption price of the Series F shares equals to the sum of (i) the preferred share original issue price, and (ii) interest calculated at 12% per year compounded annually from the original preferred share issue date.

Upon the issuance of Series F shares, redemption of preferred shares other than Series F and E shares, shall require no less than five affirmative votes out of nine votes of the board directors, including the both affirmative votes of Series F shares directors.

Series E shares can only be redeemed at the election of Series E preferred shareholders for cash at their redemption price when Series F shares are redeemed.

Series B, C1, C2 and D1 shares are redeemable upon the second anniversary of the Series F shares issuance date and thereafter.

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

Series A shares are redeemable at the election of the relevant classes of preferred shareholders for cash at their redemption price when Series F, E, B, C1, C2 and D1 shares are redeemed.

Series C3 and D2 shares can only be redeemed when Series F, E, B, C1, C2, D1 and A shares are redeemed at the election of the preferred shareholders.

Upon the issuance of Series F shares, the redemption price of the Series A, B, C, D and E shares equals to the sum of (i) the preferred share original issue price, and (ii) interest calculated at 10% per year compounded annually from the original preferred share issue date until March 28, 2017.

The Company recognized changes in the redemption value and adjusted the carrying value of the preferred shares to equal the entire redemption value immediately when the preferred shares were issued, as a result, $76,662 of redemption premium of the preferred shares was recorded as a deemed dividend for the year ended March 31, 2013.

Voting rights

Preferred shareholders are entitled to the number of votes equal to the number of common shares into which such preferred shares could be converted at the record date.

Dividends

Whenever a dividend is declared by the board of directors of the Company, the preferred shares holders shall receive, in preference to any dividend on any common shares a non-cumulative dividend in an amount equal to 6% annually of the preferred shares’ original purchase price, as adjusted for stock splits, stock dividends, etc., and shall also participate on an as converted basis with respect to any dividends payable to the common shares. The sequence of dividend participating right of all series of preferred shares was as follows:

(1)	Series F

(2)	Series E

(3)	Series B, C1, C2 and D1

(4)	Series A

(5)	Series C3 and D2

Conversion

Each preferred share shall be convertible, at the option of the holder thereof, at any time after the preferred shares’ original date of issuance, into such number common shares as determined by dividing the preferred share original issue price by preferred share conversion price.

The initial conversion ratio was one for one. The conversion price has a standard anti-dilution adjustment term for items such as stock splits and recapitalization. It also has a down-round provision, under which when the Company issues any additional shares at a price per share that is lower than the conversion price per share then in effect, the conversion price per share is adjusted down. There have been no such adjustments to the conversion price.

The Company has recorded beneficial conversion feature amounted nil, nil, $328, nil, nil and nil attributable to the Series A, B, C, D, E and F shares, respectively.

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

Each preferred share would automatically be converted into common shares at the then effective preferred share conversion price upon the closing of a qualified IPO.

“Qualified IPO” means (a) an IPO on the New York Stock Exchange, NASDAQ Stock Market, Main Board of The Stock Exchange of Hong Kong Limited, Shanghai Stock Exchange, Shenzhen Stock Exchange or other stock exchange approved by the Majority Preferred F Holders in writing, with: (i) if the IPO occurs on or before the first anniversary of the Series F shares issuance date, a minimum pre-offering valuation of the Company of at least $555 million (representing for each Series F shares an annual compounded return, calculated from the Series F shares issuance date, of no less than 50% on the Series F shares original purchase price (as adjusted for stock dividends, stock splits, consolidation and the like)); (ii) if the IPO occurs after the first anniversary, but on or before the second anniversary of the Series F issuance date, a minimum pre-offering valuation of the Company of at least US$675 million (representing for each Series F share an annual compounded return, calculated from the Series F shares issuance date, of no less than 35% on the Series F Original Purchase Price (as adjusted for stock dividends, stock splits, consolidation and the like); (iii) if the IPO occurs after the second anniversary, but on or before the third anniversary of the Series F shares issuance date, a minimum pre-offering valuation of the Company of at least $723 million (representing for each Series F share an annual compounded return, calculated from the Series F shares issuance date, of no less than 25% on the Series F shares original purchase price (as adjusted for stock dividends, stock splits, consolidation and the like)); or (iv) if the IPO occurs after the third anniversary of the Series F shares issuance date, a minimum pre-offering valuation of the Company of at least $740 million, or (b) any other public offering as otherwise approved by the majority preferred F shareholders and the holders representing at least seventy-five percent (75%) of the then outstanding preferred shares (voting together as a single class on an as-converted basis).

Liquidation preference

Upon occurrence of a liquidation event, an amount shall be paid with respect to each preferred share equal to 100% of the original purchase price, plus any declared but unpaid dividends, adjusted for any share dividends, combinations, splits, recapitalizations and the like. If, after liquidation, distribution, or winding up, the assets of the Company are insufficient to make payment in full to all preferred shareholders, then such assets shall be distributed among the preferred shareholders ratably in proportion to the full amounts to which they would otherwise be respectively entitled thereon. The sequence of liquidation right of all series of preferred shares is as follows:

(1)	Series F shares

(2)	Series E shares

(3)	Series B, C1, C2 and D1 shares

(4)	Series A shares

(5)	Series C3 and D2 shares

The preferred shares were accounted for as mezzanine equity.

17. NET INCOME (LOSS) PER SHARE

The Group has determined that its convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into common shares. Accordingly, the Group uses the two-class method of computing net income per share, for common and preferred shares according to participation rights in undistributed earnings.

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

The calculation of net income (loss) per share is as follows:

	For the years ended March 31,
	2011	2012	2013
Net income attributable to iKang Guobin Healthcare Group, Inc	$3,574	$9,702	$12,111

Deemed dividend to Series A shares	—	—	5,112
Deemed dividend to Series B shares	—	—	5,204
Deemed dividend to Series C shares	—	—	4,366
Deemed dividend to Series D shares	—	—	14,875
Deemed dividend to Series E shares	—	2,312	20,308
Deemed dividend to Series F shares	—	—	34,441
Undistributed earnings allocated to Series A shares	150	150	150
Undistributed earnings allocated to Series B shares	200	200	200
Undistributed earnings allocated to Series C shares	265	265	265
Undistributed earnings allocated to Series D shares	831	831	831
Undistributed earnings allocated to Series E shares	1,324	1,324	1,324
Undistributed earnings allocated to Series F shares	—	—	48

Net (loss) income attributed to common and preferred shareholders for computing net income per common share-basic and diluted(1)	804	4,620	(75,013)

Numerator:

Series A shares-
Deemed dividend	—	—	5,112
Undistributed earnings allocation	150	150	150
Net income attribution	53	299	—

	203	449	5,262

Series B shares-
Deemed dividend	—	—	5,204
Undistributed earnings allocation	200	200	200
Net income attribution	40	228	—

	240	428	5,404

Series C shares-
Deemed dividend	—	—	4,366
Undistributed earnings allocation	265	265	265
Net income attribution	79	445	—

	344	710	4,631

Series D shares-
Deemed dividend	—	—	14,875
Undistributed earnings allocation	831	831	831
Net income attribution	231	1,309	—

	1,062	2,140	15,706

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

	For the years ended March 31,
	2011	2012	2013
Series E shares-
Deemed dividend	—	2,312	20,308
Undistributed earnings allocation	1,324	1,324	1,324
Net income attribution	163	921	—

	1,487	4,557	21,632

Series F shares-
Deemed dividend	—	—	34,441
Undistributed earnings allocation	—	—	48
Net income attribution	—	—	—

	—	—	34,489

Net (loss) income attributed to common shareholders for computing net income per common share- basic and diluted(1)	239	1,418	(75,013)

Denominator:

Weighted average common shares outstanding used in computing diluted net income per common share-basic(2)	6,301,028	6,599,009	6,683,678

Weighted average shares outstanding used in computing net income per common shares-diluted(2)	6,599,684	6,768,074	6,683,678

Weighted average shares used in computing basic net income per shares Series A shares	1,391,044	1,391,044	1,386,984
Series B shares	1,059,735	1,059,735	1,054,620
Series C shares	2,071,140	2,071,140	2,069,410
Series D shares	6,091,920	6,091,920	6,088,557
Series E shares	4,289,457	4,289,457	4,289,457
Series F shares	—	—	63,763
Net (loss) income per common share attributable to iKang Guobin Healthcare Group, Inc.-basic	$0.04	$0.22	$(11.22)

Net (loss) income per common share attributable to iKang Guobin Healthcare Group, Inc.-diluted	$0.04	$0.21	$(11.22)

Net income per Series A shares	$0.15	$0.32	$3.79
Net income per Series B shares	$0.23	$0.40	$5.13
Net income per Series C shares	$0.17	$0.34	$2.24
Net income per Series D shares	$0.17	$0.35	$2.58
Net income per Series E shares	$0.35	$1.06	$5.04
Net income per Series F shares	$—	$—	$540.89

Notes:

(1)	The Class A and Class B common shares enjoy the same dividend participating right, therefore earnings per share of each class was not separately presented.
(2)	The calculation of the weighted average number of common shares for the purpose of diluted net income (loss) per share has considered the effect of certain potentially dilutive securities.

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

The weighted average common shares outstanding used in computing basic and diluted net income per common share was adjusted retroactively for all periods presented to reflect the stock dividend of 251,079 Class A common shares distributed to shareholders in October 2010.

For the year ended March 31, 2011, an incremental weighted average number of 298,656 common shares from the assumed exercise of share options using the treasury stock method were included. 1,391,044, 1,059,735, 2,071,140, 6,091,920 and 4,289,457 common shares resulting from the assumed conversion of the Series A shares, Series B shares, Series C shares, Series D shares, Series E shares, respectively, were excluded as their effect was anti-dilutive.

For the year ended March 31, 2012, an incremental weighted average number of 169,065 common shares from the assumed exercise of share options using the treasury stock method were included. 1,391,044, 1,059,735, 2,071,140, 6,091,920 and 4,289,457 common shares resulting from the assumed conversion of the Series A shares, Series B shares, Series C shares, Series D shares, and Series E shares, respectively, were excluded as their effect was anti-dilutive.

For the year ended March 31, 2013, 1,386,984, 1,054,620, 2,069,410, 6,088,557, 4,289,457, 63,763 and 355,410 common shares resulting from the assumed conversion of the Series A shares, Series B shares, Series C shares, Series D shares, Series E shares, Series F shares and options, respectively, were excluded as their effect was anti-dilutive.

18. SHARE-BASED COMPENSATION

The Company’s Board of Directors has approved and the Company has granted various tranches of options to its management and consultants as follows:

From 2007 to 2010, the Company granted 240,000 share options to its management with various exercise prices per share with different service period from 3 to 4 years.

From 2004 to 2011, the Company granted 302,855 options with various exercise prices per share to its executives and consultants, which can be exercised only when the Company’s common stocks become publicly traded or the Company is acquired by other parties (“Company Sale”).

On June 8, 2011, the Company granted 41,843 options with exercise prices of $ 0.01 per share to its management, which can be exercised only when the Company’s common stocks become publicly traded or upon a liquidation of the Company.

On February 17, 2012, the Company modified the 60,000 options granted to one of its employees on December 31, 2010 with exercise price of $ 5.13 per share for 80,000 options with the same exercise price which are fully vest but can be exercised only when all of the following conditions are met:

(1)	The Company’s common stocks become publicly traded or a Company Sale occurs;

(2)	The former employee should not engage with any entity or business of healthcare management and consulting business in the PRC in the next two years.

(3)	The former employee should not disclose any confidential information to third parties without authorization.

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

On March 18, 2013, the Company granted 330,000 options with exercise price of $5.13 per share to certain directors and employees, which can be exercised immediately upon the issuance of the options. The Group recorded share-based compensation expenses of $2,273 during the years ended March 31, 2013.

On March 18, 2013, The Company granted additional 440,000 options with exercise price of $5.13 per share and 80,000 options with exercise price of $6.00 to its certain directors and employees, which can be exercised only when the Company’s common stocks become publicly traded or upon a liquidation of the Company.

For these options which can only be excised when the Company’s common stock becomes publicly traded or a Company Sale, no compensation expenses would be recognized until the Company’s common stocks become publicly traded or a Company Sale occurs, after which the Company will immediately recognize compensation cost of $5,050 related to these options.

The following table summarizes information regarding options granted:

	For the years ended March 31,
	2011			2012			2013
	Number of options	Weighted average exercise price per option	Weighted average fair value per option at grant date	Number of options	Weighted average exercise price per option	Weighted average fair value per option at grant date	Number of options	Weighted average exercise price per option	Weighted average fair value per option at grant date
Outstanding on April 1 of year	432,855	2.99	3.36	497,855	3.64	4.71	434,698	3.51	5.61
Granted	110,000	5.13	9.20	61,843	1.67	10.88	850,000	5.21	6.96
Exercised	(45,000)	1.00	2.69	(75,000)	1.80	1.59	—	—	—
Forfeited	—	—	—	(50,000)	5.13	9.20	—	—	—

Outstanding on March 31 of year	497,855	3.64	4.71	434,698	3.51	5.61	1,284,698	4.63	6.51

There were 340,000 vested options, and 944,698 options expected to vest as of March 31, 2013. For options expected to vest, the weighted-average exercise price is $3.77 and aggregate intrinsic value is $7,623 as of March 31, 2013.

Total intrinsic value of options exercised were $547, $458 and nil for the years ended March 31, 2011, 2012, 2013, respectively.

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

The following table summarizes information with respect to share options outstanding as of March 31, 2013:

	Option outstanding				Option exercisable
Range of exercise price	Number outstanding	Weighted average remaining contractual life in years	Weighted Average Exercise price per option	Aggregate intrinsic values as of March 31, 2013	Number exercisable	Weighted Average Exercise price per option	Aggregate intrinsic values as of March 31, 2013
$0.01	221,843	2.05	$0.01	2,624	—	—	—
$1.00-$2.00	62,855	3.94	$1.68	638	—	—	—
$5.13	920,000	9.48	$5.13	6,642	340,000	$5.13	2,282
$6.00	80,000	9.97	$6.00	467	—	—	—

	1,284,698			10,371	340,000		2,282

The fair value of each option granted was estimated on the date of grant using the binomial tree pricing model with the following assumptions used for grants during the applicable periods:

	Risk-free interest rate of return	Contractual term	Volatility	Dividend yield	Exercise price
December 31, 2010	4.67%	10 years	40.90%	—	5.13
June 8, 2011	1.11%	2.39 years	42.00%	—	0.01
February 17, 2012	2.99%	10 years	41.00%	—	5.13
March 18, 2013	2.15%	10 years	40.00%	—	5.13~6.00

(1)	Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of China international government bonds with a maturity period close to the expected term of the options.

(2)	Contractual term

The Company used the original contractual term.

(3)	Volatility

The volatility of the underlying common shares during the life of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options.

(4)	Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the options.

(5)	Exercise price

The exercise price of the options was determined by the Group’s board of directors.

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

(6)	Fair value of underlying common shares

The estimated fair value of the common shares underlying the options as of the respective grant dates was determined based on a retrospective valuation, which used management’s best estimate for projected cash flows as of each valuation date.

The Group recorded share-based compensation of $89, $216 and $2,273 during the years ended March 31, 2011, 2012 and 2013, respectively, based on the fair value on the grant dates over the requisite service period of award according to the vesting schedule for employee share option.

As of March 31, 2013, total unrecognized compensation expense relating to unvested share options was $5,050. The weighted-average remaining contractual term of options outstanding is 7.96 years.

19. FAIR VALUE MEASUREMENTS

Measured on recurring basis

The Group measured its financial assets and liabilities including cash equivalents at fair value on a recurring basis as of March 31, 2012 and 2013. Cash equivalents included term deposits that can be withdrawn at any time and are stated at fair value. The Group classified such financial assets as investments with Level 1 of the fair value hierarchy.

The Group did not have Level 2 investments as of March 31, 2012 and 2013.

Measured at fair value on a non-recurring basis

The Group’s financial assets and liabilities measured at fair value on a non-recurring basis include acquired assets and liabilities in connection with business acquisitions based on Level 3 inputs.

The Group measured the fair value of the purchased intangible assets using the “cost”, “income approach- excess earnings” and “with & without” valuation methods. These acquired intangible assets are considered Level 3 assets and liabilities because the Group used unobservable inputs, such as forecasted financial performance of the acquired business and discount rates, to determine the fair value of these purchased assets and liabilities.

The fair value was determined using models with significant unobservable inputs, Level 3 inputs, primarily the discounted future cash flow.

The fair value measurements of the intangible assets encompass the following significant unobservable inputs:

Range
Estimated net revenues	$2,912-5,620
Revenue growth rate of surviving customers	3%
Discount rate	20.5%-22%
Timing of cash flows	5-6 years

The Group utilizes a discounted cash flow method to calculate the fair value of the reporting units. The assumptions used to estimate the discounted cash flows are based on best estimates of future growth rates,

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

operating cash flows, capital expenditures, discount rates and market conditions over an estimate of the remaining operating period at the reporting unit level. The discount rate is based on the weighted average cost of capital that is determined by evaluating the risk-free interest rate, cost of debt, and expected equity premiums.

The Group had no financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2012 and 2013.

20. RELATED PARTY BALANCES AND TRANSACTIONS

Amounts due from related parties of the Group:

	As of March 31,
	2012	2013
Amounts due from related parties – current:
Amounts due from shareholder(1)	—	483

	—	483

(1)	Amount represents loans provided by the Group to its executive for personal use and it was repaid in November 2013.

Amounts due to related parties of the Group:

	As of March 31,
	2012	2013
Amounts due to related parties – current:
Amounts due to a former non-controlling interest holder(1)	—	12,379

	—	12,379

Amounts due to related parties – non-current
Amounts due to a former non-controlling interest holder(1)	11,572	—

	11,572	—

(1)	On August 1, 2011, iKang Holding signed an agreement with the non-controlling interest holder of iKang Shanghai Xikang Road to purchase the 35% of his equity interest in iKang Shanghai Xikang Road, with consideration of $15,894. The transaction was closed on December 31, 2011. The group paid first installment of $1,589 within five days after the agreement was signed. The second installment of $1,589 was paid in February 2012 and the last installment of $12,716 will be paid on December 31, 2013 according to share purchase agreement.

The amounts due to non-controlling interest holder represents amortized cost of the principal amount of $12,716.

The group recognized nil, $155 and $630 imputed interest expense for the years ended March 31, 2011, 2012 and 2013, respectively. The effective interest rate of the amount due to non-controlling interest holder is 5.5%.

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

21. NONCONTROLLING INTEREST

	iKang Zhejiang BVI	iKang Shanghai Xikang Road	iKang Shanghai Gubei	iKang Shanghai Lujiazui	Fujian iKang	Shenzhen Hospital Management	Total
Balance at April 1, 2010	$(239)	$1,355	$325	$264	—	$(405)	$1,300
Dividend paid to noncontrolling interest holder	—	(327)	—	—	—	—	(327)
Share of profit (loss)	(125)	426	74	(20)	—	186	541
Other comprehensive income	(19)	62	15	10	—	(13)	55

Balance at March 31, 2011	(383)	1,516	414	254	—	(232)	1,569
Change in effective ownership of iKang Zhejiang BVI	95	—	—	—	—	—	95
Capital contribution of non-controlling interest holder of iKang Zhejiang BVI	164	—	—	—	—	—	164
Addition of non-controlling interest in connection with establishment of Fujian iKang Guobin Health Management Co., Ltd.	—	—	—	—	305	—	305
Dividend distribution to non-controlling interest holder of Shanghai Guobin Medical Center Co., Ltd	—	(420)	—	—	—	—	(420)
Share of profit (loss)	164	414	53	29	(107)	137	690
Purchase of non-controlling interest	—	(1,564)	—	(176)	—	29	(1,711)
Other comprehensive income	(65)	54	17	8	10	(8)	16

Balance at March 31, 2012	(25)	—	484	115	208	(74)	708
Share of profit	59	—	146	(1)	39	95	338
Other comprehensive income	(30)	—	9	2	3	—	(16)

Balance at March 31, 2013	$4	—	$639	$116	$250	$21	$1,030

22. SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has one operating segment.

Components of net revenues are presented in the following table:

	Years ended March 31,
	2011	2012	2013
Medical examinations	$54,903	$78,997	$116,449
Disease screening	3,077	5,162	9,240
Other services	10,251	9,554	8,182

Total	$68,231	$93,713	$133,871

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

Substantially all of the Company’s revenues for the years ended March 31, 2011, 2012 and 2013 were generated from the PRC entities.

Substantially all of long-lived assets of the Group are located in the PRC as of March 31, 2011, 2012 and 2013.

23. COMMITMENTS AND CONTINGENCIES

Commitments

The Group leases its medical centers and offices under non-cancelable operating lease agreements. These leases expire through 2025 and are renewable upon negotiation. Rental expenses under operating leases for the year ended March 31, 2011, 2012 and 2013 were $8,633, $11,051 and $16,436, respectively.

Future minimum lease payments under such leases as of March 31, 2013 were as follows:

2014	16,769
2015	16,145
2016	14,559
2017	12,296
2018	9,692
After 2018	22,813

92,274

Contingent Liabilities

Pursuant to PRC individual income tax laws, when a corporation purchases equity interest from individuals, the individuals are obligated to pay individual income tax based on 20% of the capital gain from the transaction. The Group has purchased equity interests of certain entities from individual sellers. There is a possibility that if individual sellers fail to meet their income tax obligations, the tax authority may require the Group to pay the taxes for the sellers. Based on the information currently available, the Group was unable to make a reasonable estimate of the related liability due to the uncertainty related to the outcome and amount of payment and relating penalty and interest. Accordingly, the Company did not accrue any provision for this contingency as of March 31, 2013.

The Group is subject to governmental supervision and regulations by the relevant PRC regulatory authorities including the National Health and Family Planning Commission, the Ministry of Industry and Information Technology, and other relevant government authorities. Each of the Group’s medical centers is required to obtain a business license, a medical institution establishment approval, a medical institution practicing license and a radiation-related diagnosis and treatment license. If the Group fails to obtain such licenses or to amend the medical institution practicing licenses for the forgoing medical centers or other competent PRC regulatory authorities consider that the Group is operating the relevant businesses in an illegal manner, the Group may be ordered to shut down the relevant medical centers or cease the relevant services or suffer fines or penalties.

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

24. EMPLOYEE BENEFIT PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $2,498, $3,365 and $4,908 for the years ended March 31, 2011, 2012 and 2013, respectively.

25. STATUTORY RESERVE AND RESTRICTED NET ASSETS

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Group’s subsidiaries and VIE entities located in the PRC, being foreign invested enterprises established in the PRC, are required to provide for certain statutory reserves. These statutory reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund or discretionary reserve fund, and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires a minimum annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in China at each year-end); the other fund appropriations are at the subsidiaries’ or the affiliated PRC entities’ discretion. These statutory reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends except in the event of liquidation of our subsidiaries, our affiliated PRC entities and their respective subsidiaries. The Group’s subsidiaries and VIE entities are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. As of March 31, 2013, none of the Group’s PRC subsidiaries and VIE entities had a general reserve that reached the 50% of their registered capital threshold except iKang Nanjing Gulou, therefore they will continue to allocate at least 10% of their after tax profits to the general reserve fund.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s subsidiaries.

The appropriation to these reserves by the Group’s PRC subsidiaries was $214, $470 and $1,296 for the years ended March 31, 2011, 2012 and 2013, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Group’s PRC subsidiaries and VIE entities. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE entities in the Group not available for distribution was $86,511 as of March 31, 2013.

As a result of the above restrictions, parent-only financials are presented in Schedule I.

26. SUBSEQUENT EVENTS

The Group has evaluated events subsequent to the balance sheet date of March 31, 2013 through December 4, 2013, the date on which the financial statements were available to be issued.

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

In May 2013, the Company acquired 100% equity interest of Jiangsu Aoyang Clinic, which provides medical examination service, for cash consideration of $1,123.

In July 2013, the Company acquired 100% equity interest of Yuanhua Healthcare Limited and its subsidiary and its variable interest entity, which provide medical examination related services in China, for cash consideration of $27,600.

In September 2013, the Company acquired 100% equity interest of Nanjing Aoyang Clinic, which provides medical examination service, for cash consideration of $3,889.

In September 2013, the Company acquired 100% equity interest of Nanjing Aoyang Shunkang Consultant Co. Ltd, which provides health information consulting services, for cash consideration of $162.

In December 2013, the Company acquired 100% equity interest of Huzhou Ailikang Investment Management Co. Ltd., which holds 100% equity of Hangzhou Aibo Huagang Clinic Co. Ltd., a company providing medical examination service, for cash consideration of $1,641.

The Group acquired the above businesses for the purpose of expanding its medical examination related services in multiple cities and is in the process of assessing the purchase price allocation of the above acquisitions with the assistance of an independent valuation firm.

In August 2013, the Company issued 1,953,499 Series F shares to a group of investors for a consideration of $25,181 with a price of $12.8902 per share.

In October 2013, a total number of 596,484 Class A common shares and Series D1 and D2 preferred shares held by certain existing shareholders were sold to a third party investor pursuant to the share purchase agreements dated September 12, 2013. The existing shares were sold for $12.0309 per share, which was the same as the selling price of existing shares to new investors in March 2013. The 596,484 sold shares were redesignated as 596,484 Series F-2 convertible redeemable participating preferred shares (Series F-2 preferred shares) immediately after the completion of the sale and purchase of the shares. The price agreed and paid by the purchaser of Series F-2 preferred shares was $14.1792 per share, which was determined by the Company and agreed by the purchaser based on the estimated equity value of the Company on the date of the share purchase agreement. Total sold price of $7.176 million was paid by the purchaser to the sellers in October 2013. The difference of selling price and purchase price of the shares totaling $1.281 million was paid by the purchaser to the Company in October 2013. The Company credited for the $1.281 million to the series F-2 preferred shares.

IKANG GUOBIN HEALTHCARE GROUP, INC.

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended March 31,
	2012	2013
ASSETS
Current assets:
Cash and cash equivalents	$80	$47,290
Amounts due from related parties	8,278	9,780
Prepaid expenses and other current assets	15	—

Total current assets	8,373	57,070

Property and equipment, net	1	1
Investment in subsidiaries and VIE entities	25,195	40,908

TOTAL ASSETS	$33,569	$97,979

LIABILITIES, MEZZANINE EQUITY AND EQUITY (DEFICIT):
Current liabilities:
Accrued expenses and other current liabilities	—	5,180
Amount due to related companies	1,017	1,016
Convertible loan	—	2,000

Total current liabilities	1,017	8,196

Mezzanine Equity:
Series A convertible redeemable participating preferred shares ($ 0.01 par value; 1,391,044 shares authorized and issued as of March 31, 2012 and 2013, 1,391,044 and 1,094,668 shares outstanding as of March 31, 2012 and 2013, respectively, liquidation value of $2,504 and $1,970 as of March 31, 2012 and 2013, respectively)	$5,204	$6,496
Series B convertible redeemable participating preferred shares ($ 0.01 par value; 1,059,735 shares authorized, issued as of March 31, 2012 and 2013, 1,059,735 and 686,368 shares outstanding as of March 31, 2012 and 2013, respectively, liquidation value of $3,339 and $2,162 as of March 31, 2012 and 2013, respectively)	6,121	6,512
Series C1 convertible redeemable participating preferred shares ($ 0.01 par value; 794,250 shares authorized, issued and outstanding as of March 31, 2012 and 2013, respectively, liquidation value of $1,893 and $ 1,893 as of March 31, 2012 and 2013, respectively)	3,791	5,700
Series C2 convertible redeemable participating preferred shares ($ 0.01 par value; 252,572 shares authorized, issued as of March 31, 2012 and 2013, 252,572 and 126,286 shares outstanding as of March 31, 2012 and 2013, respectively, liquidation value of $1,136 and $568 as of March 31, 2012 and 2013, respectively)	2,273	1,709
Series C3 convertible redeemable participating preferred shares ($ 0.01 par value; 1,024,318 shares authorized, issued and outstanding as of March 31, 2012 and 2013, respectively, liquidation value of $1,382 and $ 1,382 as of March 31, 2012 and 2013, respectively)	2,764	4,157
Series D1 convertible redeemable participating preferred shares ($ 0.01 par value; 3,655,151 shares authorized, issued as of March 31, 2012 and 2013, 3,655,151 and 3,538,864 shares outstanding as of March 31, 2012 and 2013, respectively, liquidation value of $10,563 and $10,227 as of March 31, 2012 and 2013, respectively)	20,954	30,176
Series D2 convertible redeemable participating preferred shares ($ 0.01 par value; 2,436,769 shares authorized, issued as of March 31, 2012 and 2013, 2,436,769 and 2,307,536 shares outstanding as of March 31, 2012 and 2013, respectively, liquidation value of $3,290 and $3,115 as of March 31, 2012 and 2013, respectively)	9,867	12,356
Series E convertible redeemable participating preferred shares ($ 0.01 par value; 4,289,457 shares authorized, issued and outstanding as of March 31, 2012 and 2013, respectively, liquidation value of $22,056 and $ 22,056 as of March 31, 2012 and 2013, respectively)	33,790	54,098
Series F convertible redeemable participating preferred shares ($ 0.01 par value; nil and 7,500,000 shares authorized as of March 31, 2012 and 2013, respectively, nil and 4,654,697 shares issued and outstanding as of March 31, 2012 and 2013, respectively, liquidation value of nil and $60,000 as of March 31, 2012 and 2013, respectively)	—	92,774

Equity:
Class A common shares ($0.01 par value; 23,526,704 and 36,026,704 shares authorized as of March 31, 2012 and 2013, respectively, 5,116,490 and 4,911,245 issued and outstanding as of March 31, 2012 and 2013, respectively)	$51	$49
Class B common shares ($0.01 par value; 1,570,000 shares authorized, issued and outstanding as of March 31, 2012 and 2013, respectively)	16	16
Additional paid-in capital	4,711	4,341
Accumulated deficit	(60,928)	(133,123)
Accumulated other comprehensive income	3,938	4,522

Total iKang Guobin Healthcare Group, Inc.’s deficit	(52,212)	(124,195)

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	$33,569	$97,979

IKANG GUOBIN HEALTHCARE GROUP, INC.

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY — continued

CONDENSED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended March 31
	2011	2012	2013
Operating expenses:
Selling and marketing	$32	$6	$—
General and administrative	844	668	2,849

Total operating expenses	876	674	2,849

Loss from operations	(876)	(674)	(2,849)
Interest expense	—	—	(169)
Equity in earnings of subsidiaries and VIE entities	4,450	10,376	15,129

Income before provision for income taxes	3,574	9,702	12,111
Income tax expenses	—	—	—

Net income	$3,574	$9,702	$12,111

IKANG GUOBIN HEALTHCARE GROUP, INC.

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY — continued

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	For the year ended March 31,
	2011	2012	2013
Net income	$3,574	$9,702	$12,111
Other comprehensive income:
Other comprehensive income, foreign currency translation adjustment	$990	$1,525	$584

Comprehensive income attributable iKang Guobin Healthcare Group, Inc.	$4,564	$11,227	$12,695

IKANG GUOBIN HEALTHCARE GROUP, INC.

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY — continued

CONDENSED STATEMENTS OF SHAREHOLDERS’ EQUITY(DEFICIT)

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Common		Treasury share	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total shareholders’ equity/(deficit)
	Comprehensive Shares	Amount
Balance at April 1, 2010	5,790,055	$58	$(4,098)	$15,725	$(70,400)	$1,423	$(57,292)
Share based compensation	—	—	—	89	—	—	89
Exercise of share options	45,000	—	—	45	—	—	45
Issuance of Class A common shares as share dividend	251,079	3	4,098	(4,098)	—	—	3
Issuance of Class A common shares to the shareholder of Zhengqingyuan in connection with business acquisition	390,511	4	—	4,342	—	—	4,346
Net loss	—	—	—	—	3,574	—	3,574
Foreign currency translation adjustment			—			990	990

Balance at March 31, 2011	6,476,645	$65	$—	$16,103	$(66,826)	$2,413	$(48,245)
Share-based compensation	—	—	—	216	—	—	216
Exercise of share options	75,000	1	—	135	—	—	136
Exercise of share option to shareholders	134,845	1	—	1,762	(1,492)	—	271
Change in effective ownership of iKang Zhejiang BVI	—	—	—	(95)	—	—	(95)
Purchase of non-controlling interest of iKang Shanghai Lujiazui	—	—	—	(15)	—	—	(15)
Purchase of non-controlling interest of iKang Shanghai Xikang Road	—	—	—	(13,157)	—	—	(13,157)
Purchase of non-controlling interest of Shenzhen Hospital Management	—	—	—	(238)	—	—	(238)
Deemed dividend on convertible redeemable preferred shares — accretion of redemption premium	—	—	—	—	(2,312)	—	(2,312)
Net income	—	—	—	—	9,702	—	9,702
Foreign currency translation adjustment		—	—	—		1,525	1,525

Balance at March 31, 2012	6,686,490	$67	—	$4,711	$(60,928)	$3,938	$(52,212)
Share-based compensation	—	—	—	2,273	—	—	2,273
Redesignation to Series F Series F convertible redeemable participating preferred shares	(205,245)	(2)	—	(2,643)	—	—	(2,645)
Deemed dividend on convertible redeemable preferred shares — accretion of redemption premium	—	—	—	—	(84,306)	—	(84,306)
Net income	—	—	—	—	12,111	—	12,111
Foreign currency translation adjustment	—	—	—	—	—	584	584

Balance at March 31, 2013	6,481,245	$65	$—	$4,341	$(133,123)	$4,522	$(124,195)

IKANG GUOBIN HEALTHCARE GROUP, INC.

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY — continued

CONDENSED STATEMENTS OF CASH FLOWS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	For the year ended March 31,
	2011	2012	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,574	$9,702	$12,111
Adjustments to reconcile net income to net cash provided by operating activities:
Investment income from subsidiaries	(4,450)	(10,376)	(15,129)
Stock-based compensation	89	216	2,273
Changes in assets and liabilities:
Prepaid expenses and other current assets	1,064	(980)	2,754
Amount due from related party	(765)	1,576	(1,502)
Accrued expenses and other current liabilities	102	(108)	(297)
Amount due to related parties	(363)	(564)	—

Net cash (used in) generated from operating activities	(749)	(534)	210

CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from issuance of convertible redeemable preferred shares	—	—	45,000
Proceeds from convertible loan	—	—	2,000
Proceeds from exercise of share options	—	135	—
Proceeds from exercise of share option to shareholders	—	269	—
Proceeds on issue of new share	3	—	—
Proceeds from exercise of share options	45	—	—
Proceeds from exercise of share warrant	4	—	—

Net cash provided by financing activities	52	404	47,000

Effect of exchange rate changes	—	—	—

Net (decrease)/ increase in cash	(697)	(130)	47,210
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	907	210	80

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$210	$80	$47,290

IKANG GUOBIN HEALTHCARE GROUP, INC.

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

1. BASIS FOR PREPARATION

The condensed financial information of the Parent Company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statement except that the Parent Company used the equity method to account for investments in its subsidiaries, VIE entities.

The condensed financial information is provided since the restricted net assets of the Group's subsidiaries VIE entities were over the 25% of the consolidated net assets of the Group as of March 31, 2013.

2. INVESTMENTS IN SUBSIDIARIES

The Parent Company and its subsidiaries, VIE entities were included in the consolidated financial statements where inter-company balances and transactions were eliminated upon consolidation. For purpose of the Parent Company’s stand-alone financial statements, its investments in subsidiaries, VIE entities were reported using the equity method of accounting. The Parent Company’s share of income (loss) from its subsidiaries, VIE entities were reported as share of income (loss) of subsidiaries and subsidiaries entities in the accompanying parent company financial statements.

For the purpose of the Parent Company’s stand-alone financial information, its investments in subsidiaries, VIEs and the VIEs’ subsidiaries are reported using the equity method of accounting. The Parent Company’s share of income (loss) from its VIEs and the VIEs’ subsidiaries were reported as share of income (loss) of subsidiaries and VIEs in the accompanying parent company financial information.

3. CONVERTIBLE LOAN

In May 2012, the Parent Company signed a convertible loan agreement with amount of $2,000 with an unrelated third party, with annual interest rate of 8% and the maturity date of December 31, 2012. On or prior to the maturity date, the lender has the option to extend the maturity date of the convertible loan to June 30, 2013, and also has the option but not the obligation to convert the loan into common shares of the Parent Company. As of March 31, 2013, the loan has not been repaid or converted because no notice from the lender was received by the Parent Company. In June 2013, the Parent Company repaid the convertible loan and accrued interests amounted $2,300 in full pursuant to an agreement with the lender.

IKANG GUOBIN HEALTHCARE GROUP, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	March 31, 2013	September 30, 2013	September 30, 2013
			(Pro forma (Note 2)
ASSETS
Current assets
Cash and cash equivalents	$63,154	$37,953	$37,953
Restricted cash	—	11,107	11,107
Accounts receivable, net of allowance for doubtful accounts of $3,272 and $5,839 as of March 31, 2013 and September 30, 2013, respectively	30,189	55,746	55,746
Inventories	1,162	1,174	1,174
Deferred tax assets—current	2,874	3,478	3,478
Prepaid expenses and other current assets	6,616	11,998	11,998
Amount due from related parties	483	3,490	3,490

Total current assets	$104,478	$124,946	$124,946

Restricted cash-non-current	$—	$1,483	$1,483
Property and equipment, net	32,572	47,545	47,545
Acquired intangible assets, net	4,480	15,145	15,145
Goodwill	17,791	34,524	34,524
Cost method investment	131	133	133
Deferred tax assets—non-current	1,456	1,712	1,712
Rental deposit and other non-current assets	4,453	5,578	5,578

TOTAL ASSETS	$165,361	$231,066	$231,066

LIABILITIES, MEZZANINE EQUITY AND EQUITY (DEFICIT)
Current liabilities
Accounts payable (including accounts payable of the consolidated VIE entities without recourse to iKang Guobin Healthcare Group, Inc. of $8,370 and $13,529 of March 31, 2013 and September 30, 2013, respectively)	$9,822	$14,746	$14,746
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE entities without recourse to iKang Guobin Healthcare Group, Inc. of $9,885 and $10,878 of March 31, 2013 and September 30, 2013 respectively)	17,191	16,986	16,986
Income tax payable (including income tax payable of the consolidated VIE entities without recourse to iKang Guobin Healthcare Group, Inc. of $2,085 and $6,776 of March 31, 2013 and September 30, 2013, respectively)	2,409	7,165	7,165
Amount due to related parties (including amount due to related parties of the consolidated VIE entities without recourse to iKang Guobin Healthcare Group, Inc. of $12,379 and $12,904 of March 31, 2013 and September 30, 2013, respectively)	12,379	12,904	12,904
Deferred revenues (including deferred revenues of the consolidated VIE entities without recourse to iKang Guobin Healthcare Group, Inc. of $19,183 and $26,363 of March 31, 2013 and September 30, 2013, respectively)	24,578	30,620	30,620
Deferred government subsidy—current (including deferred government subsidy—current of the consolidated VIE entities without recourse to iKang Guobin Healthcare Group, Inc. of $63 and $64 of March 31, 2013 and September 30, 2013, respectively)	63	64	64
Short term borrowings (including short term borrowings of the consolidated VIE entities without recourse to iKang Guobin Healthcare Group, Inc. of $5,482 and $10,430 of March 31, 2013 and September 30, 2013, respectively)	5,482	10,430	10,430
Convertible loan (including convertible loan of the consolidated VIE entities without recourse to iKang Guobin Healthcare Group, Inc. of nil and nil of March 31, 2013 and September 30, 2013, respectively)	2,000	—	—

Total current liabilities	$73,924	$92,915	$92,915

IKANG GUOBIN HEALTHCARE GROUP, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS—continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	March 31, 2013	September 30, 2013	September 30, 2013
			(Unaudited Pro forma)
Deferred government subsidy—non-current (including deferred government subsidy—non-current of the consolidated VIE entities without recourse to iKang Guobin Healthcare Group, Inc of $125 and $127 of March 31, 2013 and September 30, 2013, respectively)	$125	$127	$127
Long term borrowings (including long term borrowings of the consolidated VIE entities without recourse to iKang Guobin Healthcare Group, Inc. of nil and $1,903 of March 31, 2013 and September 30, 2013, respectively)	—	1,903	1,903
Deferred tax liabilities—non-current (including deferred tax liabilities—non-current of the consolidated VIE entities without recourse to iKang Guobin Healthcare Group, Inc. of $483 and $3,161 of March 31, 2013 and September 30, 2013, respectively)	499	3,178	3,178

TOTAL LIABILITIES	$74,548	$98,123	$98,123

Commitments and contingencies (Note 20)
Mezzanine equity
Series A convertible redeemable participating preferred shares ($0.01 par value; 1,391,044 shares authorized and issued as of March 31, 2013 and September 30, 2013, 1,094,668 shares outstanding as of March 31, 2013 and September 30, 2013, respectively, liquidation value of $1,970 as of March 31, 2013 and September 30, 2013, respectively)	$6,496	$6,496	$—
Series B convertible redeemable participating preferred shares ($0.01 par value; 1,059,735 shares authorized, issued as of March 31, 2013 and September 30, 2013, 686,368 shares outstanding as of March 31, 2013 and September 30, 2013, respectively, liquidation value of $2,162 as of March 31, 2013 and September 30, 2013, respectively)	6,512	6,512	—
Series C1 convertible redeemable participating preferred shares ($0.01 par value; 794,250 shares authorized, issued and outstanding as of March 31, 2013 and September 30, 2013, respectively, liquidation value of $1,893 as of March 31, 2013 and September 30, 2013, respectively)	5,700	5,700	—
Series C2 convertible redeemable participating preferred shares ($0.01 par value; 252,572 shares authorized, issued as of March 31, 2013 and September 30, 2013, 126,286 shares outstanding as of March 31, 2013 and September 30, 2013, respectively, liquidation value of $568 as of March 31, 2013 and September 30, 2013, respectively)	1,709	1,709	—
Series C3 convertible redeemable participating preferred shares ($0.01 par value; 1,024,318 shares authorized, issued and outstanding as of March 31, 2013 and September 30, 2013, respectively, liquidation value of and $1,382 as of March 31, 2013 and September 30, 2013, respectively)	4,157	4,157	—
Series D1 convertible redeemable participating preferred shares ($0.01 par value; 3,655,151 shares authorized, issued as of March 31, 2013 and September 30, 2013, 3,538,864 shares outstanding as of March 31, 2013 and September 30, 2013, respectively, liquidation value of $10,227 as of March 31, 2013 and September 30, 2013, respectively)	30,176	30,176	—
Series D2 convertible redeemable participating preferred shares ($0.01 par value; 2,436,769 shares authorized, issued as of March 31, 2013 and September 30, 2013, 2,307,536 shares outstanding as of March 31, 2013 and September 30, 2013, respectively, liquidation value of $3,115 as of March 31, 2013 and September 30, 2013, respectively)	12,356	12,356	—
Series E convertible redeemable participating preferred shares ($0.01 par value; 4,289,457 shares authorized, issued and outstanding as of March 31, 2013 and September 30, 2013, respectively, liquidation value of $22,056 as of March 31, 2013 and September 30, 2013, respectively)	54,098	54,098	—
Series F convertible redeemable participating preferred shares ($0.01 par value; 7,500,000 shares authorized as of March 31, 2013 and September 30, 2013, respectively, 4,654,697 and 6,608,196 shares issued and outstanding as of March 31, 2013 and September 30, 2013, respectively, liquidation value of $60,000 and $85,181 as of March 31, 2013 and September 30, 2013, respectively)	92,774	132,408	—

IKANG GUOBIN HEALTHCARE GROUP, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS—continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	March 31, 2013	September 30, 2013	September 30, 2013
			(Unaudited Pro forma)
Equity
iKang Guobin Healthcare Group, Inc. shareholders’ equity
Class A common shares ($0.01 par value; 36,026,704 shares authorized as of March 31, 2013 and September 30, 2013, respectively, 4,911,245 issued and outstanding as of March 31, 2013 and September 30, 2013, respectively)	$49	$49	$254
Class B common shares ($0.01 par value; 1,570,000 shares authorized, issued and outstanding as of March 31, 2013 and September 30, 2013, respectively)	16	16	16
Additional paid-in capital	4,341	4,157	257,564
Statutory reserve	2,267	2,267	2,267
Accumulated deficit	(135,390)	(133,720)	(133,720)
Accumulated other comprehensive income	4,522	5,152	5,152

Total iKang Guobin Healthcare Group, Inc. shareholders’ (deficit)/equity	(124,195)	(122,079)	131,533

Non-controlling interest	1,030	1,410	1,410

TOTAL (DEFICIT)/EQUITY	$(123,165)	$(120,669)	$132,943

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	$165,361	$231,066	$231,066

The accompanying notes are an integral part of these consolidated financial statements.

IKANG GUOBIN HEALTHCARE GROUP, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Six month periods ended September 30,
	2012	2013
Net revenue	$64,805	$97,108
Cost of revenues	31,469	45,992

Gross profit	$33,336	$51,116

Operating expenses:
Selling and marketing	7,143	12,206
General and administrative	9,017	13,789
Research and development	483	753

Total operating expenses	16,643	26,748

Income from operations	16,693	24,368
Interest expense	(473)	(656)
Interest income	43	44

Income before provision for income taxes	16,263	23,756
Income tax expenses	4,764	7,064

Net income	11,499	16,692
Less: Net income attributable to non-controlling interest	392	396

Net income attributable to iKang Guobin Healthcare Group, Inc.	11,107	16,296
Deemed dividend to preferred shareholders	5,110	14,454
Undistributed earnings allocated to preferred shareholders	1,390	3,330

Net income (loss) attributable to common and preferred shareholders of iKang Guobin Healthcare Group, Inc.	4,607	(1,488)

Net income (loss) per share attributable to common shareholders of iKang Guobin Healthcare Group, Inc.
Basic	$0.21	$(0.23)
Diluted	$0.21	$(0.23)

Weighted average shares used in calculating net income per common share
Basic	6,686,490	6,481,245
Diluted	6,873,379	6,481,245

Pro forma net income per common share (Note 2)
Basic	$0.51	$0.64
Diluted	$0.51	$0.63

Pro forma Weighted average shares used in calculating pro forma net income per common share (Note 2)
Basic	21,589,786	25,318,812
Diluted	21,776,675	25,723,880

The accompanying notes are an integral part of these consolidated financial statements.

IKANG GUOBIN HEALTHCARE GROUP, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Six month periods ended September 30,
	2012	2013
Net income	$11,499	$16,692

Other comprehensive income:
Other comprehensive income, foreign currency translation adjustment	774	628

Comprehensive income	12,273	17,320

Less: Comprehensive income attributable to noncontrolling interest	373	394

Comprehensive income attributable iKang Guobin Healthcare Group, Inc.	$11,900	$16,926

The accompanying notes are an integral part of these consolidated financial statements.

IKANG GUOBIN HEALTHCARE GROUP, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGE IN EQUITY (DEFICIT)

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Common		Additional paid-in capital	Statutory reserve	Accumulated deficit	Accumulated other comprehensive income	iKang’s shareholders’ equity/(deficit)	Non- controlling interest	Total shareholders’ equity/(deficit)
	Shares	Amount
Balance at April 1, 2012	6,686,490	$67	$4,711	$971	$(61,899)	$3,938	$(52,212)	$708	$(51,504)
Deemed dividend on convertible redeemable preferred shares-accretion of redemption premium		—	—	—	(5,110)	—	(5,110)	—	(5,110)
Net income	—	—	—	—	11,107	—	11,107	392	11,499
Foreign currency translation adjustment	—	—	—	—	—	793	793	(19)	774

Balance at September 30, 2012	6,686,490	$67	$4,711	$971	$(55,902)	$4,731	$(45,422)	$1,081	$(44,341)

IKANG GUOBIN HEALTHCARE GROUP, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGE IN EQUITY (DEFICIT)—continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Common		Additional paid-in capital	Statutory reserve	Accumulated deficit	Accumulated other comprehensive income	Total shareholders’ equity/(deficit)	Non- controlling interest	Total comprehensive income
	Shares	Amount
Balance at April 1, 2013	6,481,245	$65	$4,341	$2,267	$(135,390)	$4,522	$(124,195)	$1,030	$(123,165)
Purchase of non-controlling interest of Shanghai iKang Guobin Blue Cross Clinic, Co. Ltd.	—	—	(184)	—	—	—	(184)	(142)	(326)
Dividend distribution to non-controlling interest holder of Shanghai Wangzu Guobin Medical	—	—	—	—	—	—	—	(44)	(44)
Deemed dividend on convertible redeemable preferred shares—accretion of redemption premium	—	—	—	—	(14,454)	—	(14,454)	—	(14,454)
Addition of non-controlling interest in connection with acquisition of Shanghai iKang Jianwei Health Management Co, Ltd.	—	—	—	—	(172)	—	(172)	172	—
Net income	—	—	—	—	16,296	—	16,296	396	16,692
Foreign currency translation adjustment	—	—	—	—	—	630	630	(2)	628

Balance at September 30, 2013	6,481,245	$65	$4,157	$2,267	$(133,720)	$5,152	$(122,079)	$1,410	$(120,669)

The accompanying notes are an integral part of these consolidated financial statements

IKANG GUOBIN HEALTHCARE GROUP, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Six month periods ended September 30,
	2012	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	11,499	16,692
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	3,615	4,536
Loss on disposal of property and equipment	29	116
Provision for doubtful account	735	2,522
Amortization of discount on payable purchase of non-controlling interest of Shanghai Guobin Medical Center Co., Ltd.	312	333
Changes in assets and liabilities
Accounts receivable	(25,148)	(24,155)
Inventories	137	25
Prepaid expenses and other current assets	(3,914)	(1,078)
Deferred tax assets	(264)	(487)
Rental deposit and other long-term assets	1	(1,123)
Accounts payable	1,078	(845)
Accrued expenses and other current liabilities	4,518	(1,077)
Income tax payable	2,370	4,764
Deferred revenues	9,171	3,792
Deferred tax liabilities	(53)	(136)

Net cash generated from (used in) operating activities	4,086	3,879

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(4,882)	(14,561)
Proceeds from disposal of property and equipment	20	4
Restricted cash	—	(12,590)
Loan provided to a related party	—	(3,000)
Purchase of non-controlling interest of Shanghai iKang Guobin Blue Cross Clinic, Co., Ltd.	—	(326)
Payment for business acquisitions (net of cash acquired of $4 and $2,214 for the six-month periods ended September 30, 2012 and 2013, respectively)	(936)	(25,997)

Net cash used in investing activities	(5,798)	(56,470)

IKANG GUOBIN HEALTHCARE GROUP, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS—continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

	Six month periods ended September 30,
	2012	2013
CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from issuance of convertible redeemable preferred shares	—	25,181
Dividend distribution to a non-controlling interest shareholder	—	(44)
Payment for convertible preferred shares transaction professional fees	—	(2,738)
Repayment of Convertible loan	—	(2,000)
Proceeds from convertible loan	2,000	—
Repayment of short term borrowings	—	(5,545)
Proceeds from short term borrowings	3,131	10,402
Proceeds from long term borrowings	—	1,897

Net cash provided by financing activities	5,131	27,153

Effect of exchange rate changes	704	237

Net increase in cash and cash equivalent	4,123	(25,201)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	11,875	63,154

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	15,998	37,953

Supplemental cash flow information
Income tax paid	2,662	2,869
Interest paid	161	466
Supplemental non-cash financing and investing activities
Payable purchase of non-controlling interest of Shanghai Guobin Medical Center Co., Ltd.	(11,910)	(12,904)
Acquisition payable of business acquisitions	(315)	(3,412)

The accompanying notes are an integral part of these consolidated financial statements.

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

1.	BASIS OF PREPARATION

The accompanying unaudited condensed consolidated financial statements include the financial information of iKang Guobin Healthcare Group, Inc. (the “Company”), its subsidiaries, its consolidated variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively the “Group”). All intercompany balances and transactions have been eliminated in consolidation. The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and U.S. generally accepted accounting standards for interim financial reporting. The results of operations for the six-month periods ended September 30, 2012 and 2013 are not necessarily indicative of the results for the full years.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the financial statements, accounting policies and notes thereto included in the Group’s audited consolidated financial statements for each of the three years in the period ended March 31, 2013. In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments), which are necessary for a fair presentation of financial results for the interim periods presented. The Group believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of our consolidated financial statements for each of the three years in the period ended March 31, 2013.

The financial information as of March 31, 2013 presented in the unaudited condensed consolidated financial statements is derived from our audited consolidated financial statements for the year ended March 31, 2013.

In July 2013, iKang acquired 100% equity interest in Yuanhua Healthcare Limited (“Yuanhua BVI”), Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd. (“Yuanhua WFOE”), a variable interest entity Yuanhua Information Technology Co., Ltd. (“Yuanhua Information”) and Yuanhua information’s subsidiary Shanghai Yuanhua Clinic Co., Ltd., which provide medical examination related services in China.

The following financial statements amounts and balances of the VIE entities were included in the accompanying consolidated financial statements as of periods ended March 31, 2013 and September 30, 2013, and for the six-month periods ended September 30, 2012 and 2013 (after inter-company elimination):

	As of March 31, 2013	As of September 30, 2013
Total current assets	48,097	79,136
Total non-current assets	43,055	73,756
Total assets	91,152	152,886
Total current liabilities	57,447	80,944
Total non-current liabilities	608	5,191
Total liabilities	58,055	86,135

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

FOR THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

1.	BASIS OF PREPARATION—continued

	Six month periods ended September 30,
	2012	2013
Net revenues	6,590	87,313
Net income	1,150	16,144

	Six month periods ended September 30,
	2012	2013
Net cash provided by operating activities	1,632	6,761
Net cash used in investing activities	(3,596)	(12,576)
Net cash provided by financing activities	3,131	6,710

The VIE entities contributed an aggregate of 87.3% and 89.9% of the consolidated net revenues for the six-month periods ended September 30, 2012 and 2013, respectively. The Company’s operations not conducted through contractual arrangements with the VIE primarily consist of its high end health check services. As of periods ended March 31, 2013 and September 30, 2013, the VIE accounted for an aggregate of 55.1% and 66.2%, respectively, of the consolidated total assets, and 77.9% and 87.8%, respectively, of the consolidated total liabilities. The assets that were not associated with the VIE entities primarily consist of cash and cash equivalents, account receivable and prepaid expenses and other current assets.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Restricted cash

The Group’s restricted cash represents $11,107 and $1,483 deposits pledged for short term borrowings and long term borrowings respectively as of September 30, 2013.

Unaudited pro forma information

Unaudited pro forma balance sheet information as of September 30, 2013 assumes the automatic conversion of all of the outstanding Series A shares, Series B shares, Series C shares, Series D shares, Series E shares and Series F shares into Class A common shares at the original conversion ratio, as if the conversion had occurred as of September 30, 2013.

Unaudited pro forma net income per common share is computed by dividing net income attributable to common shareholders by the sum of (i) the weighted average number of common shares outstanding for the six month period ended September 30, 2013 and (ii) the weighted average number of common shares outstanding for the six month period ended September 30, 2013 assuming the conversion of the Series A shares, Series B shares, Series C shares, Series D shares, Series E shares and Series F shares using conversion ratios of 1:1.

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

FOR THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Newly adopted accounting pronouncements

In July 2012, the FASB has issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the pronouncement, entities testing indefinite-lived intangible assets for impairment would have the option of performing a qualitative assessment before calculating the fair value of the asset. If an entity determines, on the basis of qualitative factors, that the indefinite-lived intangible asset is not more likely than not impaired, a quantitative fair value calculation would not be needed.

The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The Group adopted this pronouncement on April 1, 2013. The adoption of this guidance did not have a material effect on the Group’s consolidated financial statements.

3.	ACQUISITION

(1)	Acquisition of Yuanhua WFOE, Yuanhua BVI and Yuanhua information (collectively, “Yuanhua”)

On July 31, 2013, the Group acquired 100% equity interest of Yuanhua, which provides medical examination related services with cash consideration of $27,600. Acquisition-related costs were nil.

The transaction was accounted for as a business combination using the acquisition method of accounting. The fair value of identifiable intangible assets was determined by the Group with the assistance of an independent third-party valuation firm. The following table summarizes the unaudited fair values of assets and liabilities, determined based on provisional estimation, assumed as of the date of acquisition:

		Estimated useful life
Net tangible assets:
Current assets	8,059
Non-current assets	1,150
Deferred tax assets	371

Total	9,580

Net tangible liabilities:
Current liabilities	(5,646)

Total	(5,646)

Intangible assets acquired:
Trade-name	4,830
Customer relationship	6,307	5.0-7.4 years
Operating license	49	2.3 years
Contract backlog	49	0.9 years
Goodwill	15,240
Deferred tax liability	(2,809)

Total	23,666

Total consideration	27,600

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

FOR THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

3.	ACQUISITION—continued

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition. The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of Yuanhua have been included in the Group’s consolidated financial statements since the date of acquisition. Yuanhua contributed net revenue of $2,374, and net loss of $196 to the Group’s consolidated statements of operations in the six month periods ended September 30, 2013.

(2)	Acquisition of Nanjing Aoyang and Nanjing Aoyang information (collectively, “Nanjing Aoyang”)

On September 1, 2013, the Group acquired 100% equity interest of Nanjing Aoyang, which provides medical examination services with cash consideration of $4,085. Acquisition-related costs were nil.

The transaction was accounted for as a business combination using the acquisition method of accounting. The fair value of identifiable intangible assets was determined by the Group with the assistance of an independent third-party valuation firm. The following table summarizes the unaudited fair value of the assets and liabilities, determined based on provisional estimation, assumed as of the date of acquisition:

		Estimated useful life
Net tangible assets:
Current assets	15
Non-current assets	3,314

Total	3,329

Intangible assets acquired:
Operating license	33	1.3 years
Goodwill	731
Deferred tax liability	(8)

Total	756

Total consideration	4,085

The goodwill represents excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, and is mainly attributed to (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition. The acquired goodwill is not deductible for tax purpose.

The operating results of the acquired business of Nanjing Aoyang have been included in the Group’s consolidated financial statements since the date of acquisition. Nanjing Aoyang contributed net revenue of $52, and net loss of $144 to the Group’s consolidated statements of operations in the six month periods ended September 30, 2013.

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

FOR THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

3.	ACQUISITION—continued

(3)	Pro forma information

The following unaudited pro forma information summarizes the results of operations of the Group for the six month periods ended September 30, 2012 and 2013 assuming that the acquisitions of Yuanhua, Nanjing Aoyang and Shanghai Jianwei Management occurred as of April 1, 2012. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Six month periods ended September 30,
	2012	2013
Pro forma net revenue	$70,958	$101,366
Pro forma net income attributable to common shareholders of iKang Guobin Healthcare Group, Inc.	$11,320	$15,374

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable consists of the following:

	As of March 31, 2013	As of September 30, 2013
Accounts receivable	$33,461	$61,585
Less: allowance for doubtful accounts	3,272	5,839

Accounts receivable, net	$30,189	55,746

Movement of allowance for doubtful accounts is as follows:

	Six month periods ended September 30,
	2012	2013
Balance at the beginning of the period	$1,561	$3,272
Charge to expenses	735	2,522
Write off	(10)	(9)
Exchange difference	10	54

Balance at the end of the period	$2,296	$5,839

The Group decides to write off receivables and the corresponding provision when it determines that certain events indicate that there is no chance that an account receivable can be collected, for example, when a

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

FOR THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

4.	ACCOUNTS RECEIVABLE, NET—continued

corporate customer goes bankrupt or ceases operations. The Group can also claim deduction on a current tax return for a bad debt expense when sufficient evidence is submitted to the tax authority and approved by the tax authority to support the uncollectibility of the bad debt.

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of March 31, 2013	As of September 30, 2013
Advance to suppliers (1)	$2,191	$5,829
Prepaid rental expense	1,511	2,107
Prepaid expenses (2)	1,269	1,290
Staff advance	939	978
Other receivable	706	1,794

	$6,616	$11,998

(1)	Advance to suppliers represents advance payment to suppliers to purchase medical equipment and consumables.
(2)	Prepaid expenses mainly consist of amounts paid for professional fee and advertisement fee.

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of March 31, 2013	As of September 30, 2013
Medical equipment	$30,805	36,360
Leasehold improvements	22,310	27,204
Computer equipment and application software	5,569	7,023
Furniture and fixtures	3,718	4,473
Motor vehicles	440	610
Construction in progress	385	7,014

Less: accumulated depreciation and amortization	30,655	35,139

	$32,572	$47,545

Depreciation expenses charged to the consolidated statement of operations for the six-month periods ended September 30, 2012 and 2013 were $3,308, and $3,897, respectively.

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

FOR THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

7.	ACQUIRED INTANGIBLE ASSETS, NET

The gross carrying amount, accumulated amortization and net carrying amount of the intangible assets are as follows:

	As of March 31, 2013	As of September 30, 2013
Acquired intangible assets not subject to amortization
Trade-name	$2,078	$6,945
Acquired intangible assets subject to amortization
Customer relationship	3,265	9,629
Operating license	2,002	2,086
Favorable Lease contract	1,098	1,114
Contract backlog	39	89
Non-compete agreement	2	2

Less: accumulated amortization
Customer relationship	2,484	2,979
Operating license	1,024	1,165
Favorable Lease contract	29	87
Contract backlog	39	54
Non-compete agreement	1	2
Less: impairment	427	433

Intangible assets, net	$4,480	$15,145

Amortization expenses for the six-month periods ended September 30, 2012 and 2013 were $307 and $639, respectively. Amortization expenses for six-month periods ended March 31, 2014 and the years ended March 31, 2015, 2016, 2017, 2018, 2019 and thereafter would be $1,200, $2,073, $1,575, $1,207, $883 and $1,262 respectively.

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

FOR THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

8.	GOODWILL

The changes in carrying amounts of goodwill for the year ended March 31, 2013 and the six month periods ended September 30, 2013 were as follows:

	As of March 31, 2013	As of September 30, 2013
Gross amount:
Beginning balance	$41,103	$43,503
Addition for the year by acquisition of
Shanghai Jianwei	396	—
Changchun	427	—
Guangzhou Wokang	1,390	—
Nanjing Aoyang	—	731
Yuanhua	—	15,240
Shanghai Jianwei Management	—	572
Exchange difference	187	242

Ending balance	43,503	60,288

Accumulated impairment loss:
Beginning balance	25,665	25,712
Exchange difference	47	52

Ending balance	$25,712	$25,764

Goodwill	$17,791	$34,524

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of March 31, 2013	As of September 30, 2013
Acquisitions consideration payable (1)	$537	$3,412
Accrued payroll and welfare	2,434	2,767
Accrued rental expense	2,554	2,655
Accrued Social Insurance	2,248	2,193
Other taxes payable	1,610	2,115
Accrued outsourcing cost	1,121	1,195
Interest expense payable	169	27
Accrued professional fees (2)	2,738	—
Other payable to shareholders	2,256	—
Other payables	1,524	2,622

	$17,191	$16,986

(1)

Acquisitions consideration payable consists of remaining payables to sellers of the acquired entities. As of March 31, 2013, the acquisitions consideration payable consisted payable for the acquisition of iKang Shanghai Jianwei, and iKang Changchun amounted $137, $322 and $78, respectively. As of

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

FOR THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES—continued

September 30, 2013, the acquisitions consideration payable consisted payable for the acquisition of iKang Shanghai Jianwei, Nanjing Aoyang, Yuanhua and Shanghai Jianwei Management amounted $131, $817, $2,178 and $286, respectively.

(2)	It represents the professional fee upon the issuance of Series F convertible redeemable participating preferred shares (“Series F shares”), which was paid in June 2013.

10.	SHORT TERM BORROWINGS

	As of March 31,	As of September 30,
	2013	2013
The Bank of East Asia (1)—secured	$—	$8,592
China Guangfa Bank (2)—secured	2,262	1,838
China Merchants Bank (3)—secured	3,220	—

	$5,482	$10,430

(1)	In June 2013, iKang Holding signed a ten-year loan framework agreements with total loan amounts no more than $3,268 with Bank of East Asia (“BEA”), to meet temporary working capital needs of the Group. On June 28, 2013, iKang Holding borrowed a one-year loan of $1,304 according to the framework agreement. The annual interest rate is the benchmark interest rate announced by the People’s Bank of China plus 10% of the benchmark interest rate. The loan was guaranteed by Beijing iKang and collateralized by restricted cash. As of March 31, 2013 and September 30, 2013, the outstanding short term borrowings were nil and $1,308, respectively.

In June 2013, iKang Holding signed a one-year loan framework agreement with an amount no more than $1,634 with BEA, to meet the property and equipment capital needs of the Group. On June 25, 2013, iKang Holding borrowed a one-year loan of $1,627 according to the framework agreement. The annual interest rate is the benchmark interest rate announced by the People’s Bank of China plus 10% of the benchmark interest rate. The loan was guaranteed by Beijing iKang and collateralized by restricted cash. As of March 31, 2013 and September 30, 2013, the outstanding short term borrowings were nil and $1,634, respectively.

In June 2013, iKang Holding signed two ten-year loan framework agreements, and each of the agreement with an amount no more than $1,634 with BEA, to meet the property and equipment capital needs of the Group. On July 10, 2013 and September 17, 2013, iKang Holding borrowed one-year loans of $1,630 and $1,606 respectively according to the framework agreement. The annual interest rate is the benchmark interest rate announced by the People’s Bank of China plus 10% of the benchmark interest rate. The loan was guaranteed by Beijing iKang and collateralized by restricted cash. As of March 31, 2013 and September 30, 2013, the outstanding short term borrowings were nil and $3,240, respectively.

In September 2013, iKang Online signed a ten-year loan framework agreement with an amount no more than $2,451 with BEA, to repay the loans from China Merchants Bank with amount of $2,451, which was due in September 2013. On September 17, 2013, iKang Online borrowed a one-year loan of $2,410 according to the framework agreement. The annual interest rate was equal to the benchmark

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

FOR THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

10.	SHORT TERM BORROWINGS—continued

interest rate announced by the People’s Bank of China plus 10% of the benchmark interest rate. The loan was guaranteed by Beijing iKang and collateralized by restricted cash. As of March 31, 2013 and September 30, 2013, the outstanding long term borrowings were $nil and $2,410, respectively.

(2)	In November 2012, iKang Holding signed a short term credit loan framework agreement with an amount no more than $3,178 with China Guangfa Bank by which iKang Holdings could borrow short term loans before September 14, 2013 with maturity less than six months, to meet the temporary working capital needs of the Group. On December 24, 2012, February 1, 2013 and March 27, 2013, iKang Holdings borrowed short term loans of $849, $1,273, and $ 134, respectively. On April 11, 2013, May 7, 2013 and June 8, 2013, iKang Holding borrowed six-month loans of $521, $390 and $914, respectively, according to the framework agreement. The annual interest rate is the benchmark interest rate announced by the People’s Bank of China plus 20% of the benchmark interest rate. The credit loan was guaranteed by Beijing iKang and was collaterised by the medical equipment of the Group, with carrying amount of $5,127 and $4,572 as of March 31, 2013 and September 30, respectively. As of March 31, 2013 and September 30, 2013, the outstanding short term borrowings were $2,262 and $1,838, respectively.

11.	LONG TERM BORROWINGS

	As of March 31, 2013	As of September 30, 2013
The Bank of East Asia—secured	$—	$1,903

In June 2013, iKang Holding signed a ten-year loan framework agreements with total loan amounts no more than $3,268 with BEA, to meet temporary working capital needs of the Group. On June 28, 2013, iKang Holding borrowed a two-year loan of $1,897 according to the framework agreement. The annual interest rate is the benchmark interest rate announced by the People’s Bank of China plus 10% of the benchmark interest rate. The loan was guaranteed by Beijing iKang and collateralized by restricted cash. As of March 31, 2013 and September 30, 2013, the outstanding long term borrowings were nil and $1,903, respectively.

Interest expenses incurred for the six month periods ended September 30, 2012 and 2013 were $161 and $323, respectively. The weighted average effective interest rate for six month periods ended September 30, 2012 and 2013 was 8.1% and 6.8%, respectively.

12.	INCOME TAXES

The current and deferred portions of income tax expenses included in the consolidated statements of operations, which were all attributable to the Group’s PRC subsidiaries and VIE entities, are as follows:

	Six month periods ended September 30,
	2012	2013
Current tax expense	$5,010	$7,635
Deferred tax (benefits) expense	(246)	(571)

Income tax expenses	$4,764	$7,064

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

FOR THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

12.	INCOME TAXES —continued

The principal components of the deferred income tax assets and liabilities are as follows:

	As of March 31, 2013	As of September 30, 2013
Current deferred tax assets:
Accrued expenses	$1,410	$1,455
Deferred revenue	158	127
Accrued payroll	656	667
Bad debt provision	791	1,405
Less: Valuation allowance	(141)	(176)

Current deferred tax assets	$2,874	$3,478

Non-current deferred tax assets:
Depreciation and amortization	$358	$51
Due to impairment of long-lived assets	102	97
Net operating tax loss carry-forwards	1,724	3,270
Less: Valuation allowance	(728)	(1,706)

Non-current deferred tax assets	$1,456	$1,712

	As of March 31, 2013	As of September 30, 2013
Non-current deferred tax liabilities:
Intangible assets	$499	$3,178

Non-current deferred tax liabilities	$499	$3,178

The Group considers the following factors, among other matters, when determining whether some portion or all of the deferred tax assets will more likely than not be realized: the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carryforward periods provided for in the tax law.

PRC

As of September 30, 2013, the Group had a tax loss carry-forward amounted to $13,080 and would expire on various dates between September 30, 2014 and September 30, 2018. The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIE entities may not be used to offset other subsidiaries’ or VIE entities’ earnings within the Group. Valuation allowance is considered on each individual subsidiary and legal entity basis. Valuation allowances have been established in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

FOR THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

12.	INCOME TAXES—continued

Reconciliation between the expense (benefit) of income taxes computed by applying the PRC tax rate to income (loss) before income taxes and the actual provision for income taxes is as follows:

	Six month periods ended September 30,
	2012	2013
Net income before provision for income taxes	$16,263	$23,756
PRC statutory tax rate	25%	25%

Income tax at statutory tax rate	4,066	5,939
Change in valuation allowance	94	175
Expenses not deductible for tax purposes	463	672
Effect of income tax rate difference for entities under individual income tax rate of 35%	89	137
Loss utilized for entities under individual income tax rate of 35%	(77)	(71)
Effect of income tax rate differences in other jurisdictions	129	212

Income tax expense	4,764	7,064

The Group did not identify significant unrecognized tax benefits for the six month periods ended September 30, 2012 and 2013. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within next twelve months.

13.	CONVERTIBLE REDEEMABLE PARTICIPATING PREFERRED SHARES

On August 28, 2013, the Company issued 1,953,499 Series F shares, which are under the same terms of Series F shares issued on March 28, 2013 to a group of investors for a consideration of $ 25,181.

As of September 30, 2013, there were 1,094,668 Series A shares, 686,368 Series B shares, 794,250 Series C1 shares, 126,286 Series C2 shares, 1,024,318 Series C3 shares, 3,538,864 Series D1 shares, 2,307,536 Series D2 shares, 4,289,457 Series E shares and 6,608,196 Series F shares preferred shares outstanding.

The Company recognized changes in the redemption value and adjusted the carrying value of the preferred shares to equal the entire redemption value immediately when the preferred shares were issued, as a result, $5,110 and $14,454 of redemption premium of the preferred shares was recorded as a deemed dividend for six month periods ended September 30, 2012 and 2013, respectively.

14.	NET INCOME (LOSS) PER SHARE

The Group has determined that its convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into common shares. Accordingly, the Group uses the two-class method of computing net income per share, for common and preferred shares according to participation rights in undistributed earnings.

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

FOR THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

14.	NET INCOME (LOSS) PER SHARE—continued

The calculation of net income per share is as follows:

	Six month periods ended September 30,
	2012	2013
Net income attributable to iKang Guobin Healthcare Group, Inc	$11,107	$16,296
Deemed dividend to Series A shares	347	—
Deemed dividend to Series B shares	421	—
Deemed dividend to Series C shares	506	—
Deemed dividend to Series D shares	1,524	—
Deemed dividend to Series E shares	2,312	—
Deemed dividend to Series F shares		14,454
Undistributed earnings allocated to Series A shares	75	59
Undistributed earnings allocated to Series B shares	100	65
Undistributed earnings allocated to Series C shares	133	116
Undistributed earnings allocated to Series D shares	417	401
Undistributed earnings allocated to Series E shares	665	664
Undistributed earnings allocated to Series F shares	—	2,025

Net income (loss) attributed to common and preferred shareholders for computing net income per common share-basic and diluted(1)	4,607	(1,488)

Numerator:
Series A shares-
Deemed dividend	347	—
Undistributed earnings allocation	75	59
Net income attribution	297	—

	719	59

Series B shares-
Deemed dividend	421	—
Undistributed earnings allocation	100	65
Net income attribution	226	—

	747	65

Series C shares-
Deemed dividend	506	—
Undistributed earnings allocation	133	116
Net income attribution	442	—

	1,081	116

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

FOR THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

14.	NET INCOME (LOSS) PER SHARE—continued

	Six month periods ended September 30,
	2012	2013
Series D shares-
Deemed dividend	1,524	—
Undistributed earnings allocation	417	401
Net income attribution	1,300	—

	3,241	401

Series E shares-
Deemed dividend	2,312	—
Undistributed earnings allocation	665	664
Net income attribution	915	—

	3,892	664

Series F shares-
Deemed dividend	—	14,454
Undistributed earnings allocation	—	2,025
Net income attribution	—	—

	—	16,479

Net income (loss) attributed to common shareholders for computing net income per common share- basic and diluted(1)	1,427	(1,488)

Denominator:
Weighted average common shares outstanding used in computing diluted net income per common share-basic	6,686,490	6,481,245

Weighted average shares outstanding used in computing net income per common shares-diluted(2)	6,873,379	6,481,245

Weighted average shares used in computing basic net income per shares
Series A shares	1,391,044	1,094,668
Series B shares	1,059,735	686,368
Series C shares	2,071,140	1,944,854
Series D shares	6,091,920	5,846,400
Series E shares	4,289,457	4,289,457
Series F shares	—	4,975,820
Net income (loss) per common share attributable to iKang Guobin Healthcare Group, Inc.-basic	0.21	(0.23)

Net income (loss) per common share attributable to iKang Guobin Healthcare Group, Inc.-diluted	0.21	(0.23)

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

FOR THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

14.	NET INCOME (LOSS) PER SHARE—continued

	Six month periods ended September 30,
	2012	2013
Net income per Series A shares	0.52	0.05
Net income per Series B shares	0.71	0.10
Net income per Series C shares	0.52	0.06
Net income per Series D shares	0.53	0.07
Net income per Series E shares	0.91	0.16
Net income per Series F shares	—	3.31

Notes:

(1)	The Class A and Class B common shares enjoy the same dividend participating right, therefore earnings per share of each class was not separately presented.
(2)	The calculation of the weighted average number of common shares for the purpose of diluted net income per share has considered the effect of certain potentially dilutive securities.

For the six month period ended September 30, 2012, an incremental weighted average number of 186,889 common shares from the assumed exercise of share options using the treasury stock method were included. 1,391,044, 1,059,735, 2,071,140, 6,091,920 and 4,289,457 common shares resulting from the assumed conversion of the Series A shares, Series B shares, Series C shares, Series D shares and Series E shares, respectively, were excluded as their effect was anti-dilutive.

For the six month period ended September 30, 2013, 1,094,668, 686,368, 1,944,854, 5,846,400, 4,289,457 and 4,975,820 common shares resulting from the assumed conversion of the Series A shares, Series B shares, Series C shares, Series D shares, Series E shares and Series F shares, and an incremental weighted average number of 405,068 common shares from the assumed exercise of share options using the treasury stock method, respectively, were excluded as their effect was anti-dilutive.

15.	SHARE-BASED COMPENSATION

On September 12, 2013, The Company granted 200,000 options with exercise price of $6.00 to its director, which can be exercised only when the Company’s common stocks become publicly traded or upon a Company Sale.

For these options which can only be excised when the Company’s common stock becomes publicly traded or a Company Sale, no compensation expenses would be recognized until the Company’s common stocks become publicly traded or a Company Sale occurs, after which the Company will immediately recognize compensation cost of $6,539 related to these options.

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

FOR THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

15.	SHARE-BASED COMPENSATION—continued

The following table summarizes information regarding options granted:

	Six month periods ended September 30,
	2012			2013
	Number of per options	Weighted average exercise price option	Weighted average fair value per option at grant date	Number of per options	Weighted average exercise price option	Weighted average fair value per option at grant date
Outstanding at the beginning of the period	434,698	$3.51	$5.61	1,284,698	$4.63	$6.51
Granted	—	—	—	200,000	$6.00	$7.41

Outstanding at the end of the period	434,698	$3.51	$5.61	1,484,698	$4.82	$6.63

There were 340,000 vested options, and 1,144,698 options expected to vest as of September 30, 2013. For options expected to vest, the weighted-average exercise price is $4.73 and aggregate intrinsic value is $8,962 as of September 30, 2013.

Total intrinsic value of options exercised were $nil and $nil for the six month period ended September 30, 2012 and 2013, respectively.

The following table summarizes information with respect to share options outstanding as of September 30, 2013:

	Option outstanding				Option exercisable
Range of exercise price	Number outstanding	Weighted average remaining contractual life in years	Weighted average exercise price per option	Aggregate intrinsic values as of September 30, 2013	Number exercisable	Weighted average exercise price per option	Aggregate intrinsic values as of September 30, 2013
$0.01	221,843	1.55	$0.01	2,664	—	—	—
$1.00-$2.00	62,855	3.44	$1.68	650	—	—	—
$5.13	920,000	8.98	$5.13	6,340	340,000	$5.13	2,343
$6.00	280,000	9.82	$6.00	1,686	—	—	—

	1,484,698			11,340	340,000		2,343

The fair value of each option granted was estimated on the date of grant using the binomial tree pricing model with the following assumptions used for grants during the applicable periods:

	Risk-free interes rate of return	Contractual term	Volatility	Dividend yield	Exercise price
December 31, 2010	4.67%	10 years	40.90%	—	$5.13
June 8, 2011	1.11%	2.39 years	42.00%	—	$0.01
February 17, 2012	2.99%	10 years	41.00%	—	$5.13
March 18, 2013	2.15%	10 years	40.00%	—	$5.13~$ 6.00
September 12, 2013	3.22%	10 years	38.20%	—	$6.00

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

FOR THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

15.	SHARE-BASED COMPENSATION—continued

(1)	Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of China international government bonds with a maturity period close to the expected term of the options.

(2)	Contractual term

The Company used the original contractual term.

(3)	Volatility

The volatility of the underlying common shares during the life of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options.

(4)	Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the options.

(5)	Exercise price

The exercise price of the options was determined by the Group’s board of directors.

(6)	Fair value of underlying common shares

The estimated fair value of the common shares underlying the options as of the respective grant dates was determined based on a retrospective valuation, which used management’s best estimate for projected cash flows as of each valuation date.

The Group recorded share-based compensation of $nil and $nil during the six month periods ended September 30, 2012 and 2013, respectively, based on the fair value on the grant dates over the requisite service period of award according to the vesting schedule for employee share option.

As of September 30, 2013, total unrecognized compensation expense relating to unvested share options was $6,539. The weighted-average remaining contractual term of options outstanding is 7.79 years.

16.	FAIR VALUE MEASUREMENTS

Measured on recurring basis

The Group measured its financial assets and liabilities including cash equivalents at fair value on a recurring basis as of March 31, 2013 and September 30, 2013. Cash equivalents included term deposits that can be withdrawn at any time and are stated at fair value. The Group classified such financial assets as investments with Level 1 of the fair value hierarchy.

The Group did not have Level 2 investments as of March 31, 2013 and September 30, 2013.

Measured at fair value on a non-recurring basis

The Group’s financial assets and liabilities measured at fair value on a non-recurring basis include acquired assets and liabilities in connection with business acquisitions based on Level 3 inputs.

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

FOR THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

16.	FAIR VALUE MEASUREMENTS—continued

Measured at fair value on a non-recurring basis—continued

The Group measured the fair value of the purchased intangible assets using the “cost”, “income approach- excess earnings” and “with & without” valuation methods. These acquired intangible assets are considered Level 3 assets and liabilities because the Group used unobservable inputs, such as forecasted financial performance of the acquired business and discount rates, to determine the fair value of these purchased assets and liabilities.

The fair value was determined using models with significant unobservable inputs, Level 3 inputs, primarily the discounted future cash flow.

The fair value measurements of the intangible assets encompass the following significant unobservable inputs:

Range
Estimated net revenues	$1,847-67,905
Revenue growth rate of surviving customers	3%
Discount rate	20.5%-22%
Timing of cash flows	0.9-7.4 years

The Group utilizes a discounted cash flow method to calculate the fair value of the reporting units. The assumptions used to estimate the discounted cash flows are based on best estimates of future growth rates, operating cash flows, capital expenditures, discount rates and market conditions over an estimate of the remaining operating period at the reporting unit level. The discount rate is based on the weighted average cost of capital that is determined by evaluating the risk-free interest rate, cost of debt, and expected equity premiums.

17.	RELATED PARTY BALANCES AND TRANSACTIONS

Amounts due from related parties of the Group:

	As of March 31, 2013	As of September 30, 2013
Amounts due from related parties—current:
Amounts due from shareholder (1)	$483	$3,490

	$483	$3,490

(1)	Amount represents loans provided by the Group to its executive for personal use and $490 was repaid in November 2013.

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

FOR THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

17.	RELATED PARTY BALANCES AND TRANSACTIONS—continued

Amounts due to related parties of the Group:

	As of March 31, 2013	As of September 30, 2013
Amounts due to related parties—current:
Amounts due to a former non-controlling interest holder (1)	$12,379	$12,904

	$12,379	$12,904

(1)	On August 1, 2011, iKang Holding signed an agreement with the non-controlling interest holder of iKang Shanghai Xikang Road to purchase the 35% of his equity interest in iKang Shanghai Xikang Road, with consideration of $15,894. The transaction was closed on December 31, 2011. The group paid first installment of $1,589 within five days after the agreement was signed. The second installment of $1,589 was paid in February 2012 and the last installment of $12,716 will be paid on December 31, 2013 according to share purchase agreement.

The amounts due to non-controlling interest holder represents amortized cost of the principal amount of $12,716.

The group recognized $312 and $333 imputed interest expense for the six month periods ended September 30, 2012 and 2013, respectively. The effective interest rate of the amount due to non-controlling interest holder is 5.5%.

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

FOR THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

18.	NONCONTROLLING INTEREST

	iKang Zhejiang BVI	iKang Shanghai Gubei	iKang Lujiazui	Fujian iKang	Shenzhen Hospital Management	Shanghai Jianwei Management	Total
Balance at April 1, 2012	$(25)	$484	$115	$208	$(74)	—	$708
Share of profit (loss)	105	111	55	17	104	—	392
Other comprehensive income	(24)	2	1	—	2	—	(19)

Balance at September 30, 2012	$56	$597	$171	$225	$32	—	$1,081

	iKang Zhejiang BVI	iKang Shanghai Gubei	iKang Lujiazui	Fujian iKang	Shenzhen Hospital Management	Shanghai Jianwei Management	Total
Balance at April 1, 2013	$4	$639	$116	$250	$21	—	$1,030
Addition of non-controlling interest in connection with acquisition of Shanghai iKang Jianwei Health Management Co., Ltd.	—	—	—	—	—	172	172
Dividend distribution to non-controlling interest holder of Shanghai Wangzu Guobin Medical Center Co., Ltd.	—	(44)	—	—	—	—	(44)
Share of profit	31	171	25	51	119	(1)	396
Repurchase of non-controlling interest in Shanghai iKang Guobin Blue Cross Clinic Co., Ltd.	—	—	(142)	—	—	—	(142)
Other comprehensive income	(17)	10	1	4	—	—	(2)

Balance at September 30, 2013	$18	$776	$—	$305	$140	$171	$1,410

19.	SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.

The Group has one operating segment.

Components of net revenues are presented in the following table:

	Six month periods ended September 30,
	2012	2013
Medical examinations	$56,315	$84,458
Disease screening	4,341	7,149
Other services	4,149	5,501

Total	$64,805	$97,108

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

FOR THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

19.	SEGMENT INFORMATION—continued

Substantially all of the Company’s revenues for the six month periods ended September 30, 2012 and 2013 were generated from the PRC entities.

Substantially all of long-lived assets of the Group are located in the PRC as of March 31, 2013 and September 30, 2013.

20.	COMMITMENTS AND CONTINGENCIES

Commitments

The Group leases its medical centers and offices under non-cancelable operating lease agreements. These leases expire through 2025 and are renewable upon negotiation. Rental expenses incurred under operating leases during the Six month periods ended September 30, 2012 and 2013 were $7,511 and $11,443, respectively.

Future minimum lease payments under such leases as of September 30, 2013 were as follows:

Six month period ending March 31, 2014	$12,109
2015	23,609
2016	22,249
2017	20,054
2018	17,921
After 2018	39,198

$135,140

Contingent Liabilities

Pursuant to PRC individual income tax laws, when a corporation purchases equity interest from individuals, the individuals are obligated to pay individual income tax based on 20% of the capital gain from the transaction. The Group has purchased equity interests of certain entities from individual sellers. There is a possibility that if individual sellers fail to meet their income tax obligations, the tax authority may require the Group to pay the taxes for the sellers. Based on the information currently available, the Group was unable to make a reasonable estimate of the related liability due to the uncertainty related to the outcome and amount of payment and relating penalty and interest. Accordingly, the Company did not accrue any provision for this contingency as of September 30, 2013.

The Group is subject to governmental supervision and regulations by the relevant PRC regulatory authorities including the National Health and Family Planning Commission, the Ministry of Industry and Information Technology, and other relevant government authorities. Each of the Group’s medical centers is required to obtain a business license, a medical institution establishment approval, a medical institution practicing license and a radiation-related diagnosis and treatment license. If the Group fails to obtain such licenses or to amend the medical institution practicing licenses for the forgoing medical centers or other competent PRC regulatory authorities consider that the Group is operating the relevant businesses in an illegal manner, the Group may be ordered to shut down the relevant medical centers or cease the relevant services or suffer fines or penalties.

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

FOR THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

21.	EMPLOYEE BENEFIT PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $ 2,156 and $ 3,233 for the six month periods ended September 30, 2012 and 2013, respectively.

22.	STATUTORY RESERVE AND RESTRICTED NET ASSETS

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Group’s subsidiaries and VIE entities located in the PRC, being foreign invested enterprises established in the PRC, are required to provide for certain statutory reserves. These statutory reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund or discretionary reserve fund, and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires a minimum annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in China at each year-end); the other fund appropriations are at the subsidiaries’ or the affiliated PRC entities’ discretion. These statutory reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends except in the event of liquidation of our subsidiaries, our affiliated PRC entities and their respective subsidiaries. The Group’s subsidiaries and VIE entities are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. As of September 30, 2013, none of the Group’s PRC subsidiaries and VIE entities had a general reserve that reached the 50% of their registered capital threshold except iKang Nanjing Gulou, therefore they will continue to allocate at least 10% of their after tax profits to the general reserve fund.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s subsidiaries.

The appropriation to these reserves by the Group’s PRC subsidiaries was $1,296 and $nil for the year ended March 31, 2013 and six month period ended September 30, 2013, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Group’s PRC subsidiaries and VIE entities. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE entities in the Group not available for distribution was $131,128 as of September 30, 2013.

23.	SUBSEQUENT EVENTS

The Group has evaluated events subsequent to the balance sheet date of September 30, 2013 through January 21, 2014, the date on which the financial statements were available to be issued.

In October 2013, a total number of 596,484 Class A common shares and Series D1 and D2 preferred shares held by certain existing shareholders were sold to a third party investor pursuant to the share purchase agreements dated September 12, 2013. The existing shares were sold for $12.0309 per share, which was the

IKANG GUOBIN HEALTHCARE GROUP, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—continued

FOR THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

23.	SUBSEQUENT EVENTS—continued

same as the selling price of existing shares to new investors in March 2013. The 596,484 sold shares were redesignated as 596,484 Series F-2 convertible redeemable participating preferred shares (Series F-2 preferred shares) immediately after the completion of the sale and purchase of the shares. The price agreed and paid by the purchaser of Series F-2 preferred shares was $14.1792 per share, which was determined by the Company and agreed by the purchaser based on the estimated equity value of the Company on the date of the share purchase agreement. Total sold price of $7.176 million was paid by the purchaser to the sellers in October 2013. The difference of selling price and purchase price of the shares totaling $1.281 million was paid by the purchaser to the Company in October 2013. The Company credited for the $1.281 million to the series F-2 preferred shares.

In December 2013, the Company acquired 100% equity interest of Huzhou Ailikang Investment Management Co. Ltd., which holds 100% equity of Hangzhou Aibo Huagang Clinic Co. Ltd., a company providing medical examination service, for cash consideration of $1,641.

In January 2014, the Company acquired 80% equity interest of Medifast (Hong Kong) Limited for cash consideration of $10,317 minus the net liabilities of the acquired company at December 31, 2013.

In January 2014, the Company acquired 33% equity interest of Shanghai Huajian clinic Ltd. for a cash consideration of $6,471 plus 33% of the net asset of the investee at December 31, 2013. The investment will be accounted for as equity method investment, which will be accounted as equity investment method.

The Group acquired the above businesses for the purpose of expanding its medical examination related services in multiple cities and is in the process of assessing the purchase price allocation of the above acquisitions with the assistance of an independent valuation firm.

iKang Guobin Healthcare Group, Inc.

American Depositary Shares

Representing              Class A Common Shares

PROSPECTUS

            , 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6	INDEMNIFICATION OF DIRECTORS AND OFFICERS

BVI law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the BVI courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association, which will become effective upon the closing of this offering, will provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own dishonesty or fraud.

Under the form of indemnification agreements filed as Exhibit 10.2 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, or the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7	RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, we have issued and sold the securities listed below without registering the securities under the Securities Act. We believe that our issuances of our (i) Class A and Class B common shares, and (ii) Series A, Series B, Series C-1, Series C-2, Series C-3, Series D-1, Series D-2, Series E preferred shares, Series F-1 preferred shares and Series F-2 preferred shares were exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act because our securities qualify under “Category 1” of Rule 903 of Regulation S and (1) the issuances were made in offshore transactions, and (2) neither we nor any person acting on our behalf made any directed selling efforts in the United States.

The following is a summary of our securities issuance since 2010.

Common Shares

From December 2007 to February 2010, our company repurchased an aggregate of 251,079 Class A common shares from Ravini Limited, Nexus Concept Limited, Gamay Portfolio Inc., and Sino Advance Limited and redistributed these shares to certain of our then-existing shareholders in October 2010.

In November 2010, our company issued 390,511 Class A common shares to Easejoint Limited in connection with the exercise of the warrants that we issued to acquire iKang Beijing Kunming Lake in December 2008. In December 2010, we issued 45,000 Class A common shares to Fame Great Limited in connection with the exercise of the options that we issued to one employee.

In May 2011, our company issued 13,608 Class A common shares to Shanghai VC (International) Limited and Clarity Creek International Limited upon the exercise of the options that we issued to Shanghai VC (International) Limited and Clarity Creek International Limited. In July 2011, we issued 181,237 Class A common shares to Gold Partner Consultants Limited, ShanghaiMed, Inc., Time Intelligent Finance Limited,

Wisdom Power International Limited, Zero Gap Treasure Inc., WI Harper Inc Fund VI Ltd., and Top Media Holdings Limited upon the exercise of the options that we issued to Gold Partner Consultants Limited, ShanghaiMed, Inc., Time Intelligent Finance Limited, Wisdom Power International Limited, Zero Gap Treasure Inc., WI Harper Inc Fund VI Ltd., and Top Media Holdings Limited.

Preferred Shares

In March 2013, our company entered into a subscription agreement pursuant to which we issued an aggregate of 5,361,402 Series F preferred shares at the total consideration of US$70,181,010. The investors in our Series F preferred shares included Broad Street Principal Investments, L.L.C., MBD 2013, L.P. , MBD 2013 Offshore, L.P., Bridge Street 2013, L.P., Bridge Street 2013 Offshore, L.P. and Ora Investment Pte. Ltd.

In October 2013, our company entered into a share purchase agreement pursuant to which we issued 596,484 Series F-2 preferred shares to BEIDMHK Holding Limited at a price of US$14.1792 per share.

Options and Warrants

From 2004 to 2012, our company granted an aggregate of 1,746,210 options and warrants to purchase our 1,746,210 Class A common shares to certain of our employees and consultants. As of December 31, 2013, 1,484,698 options and warrants were outstanding. All the options issued by us will be replaced with options to purchase our company’s Class A common shares.

We adopted our Share Incentive Plans in February and April 2013 and has granted options to purchase our Class A common shares to certain of our directors, executive officers, employees and consultants and certain employees of our related companies. See “Management — Share Incentive Plan.”

We believe that our issuances of options to purchase our ordinary shares were exempt from registration under the Securities Act in reliance on Rule 701, which allows an issuer that is not at the time of grant subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934 and is not an investment company to make option grants pursuant to a written share incentive plan.

ITEM 8	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our consolidated financial statements or the notes thereto.

ITEM 9	UNDERTAKINGS

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, People’s Republic of China, on             , 2014.

iKang Guobin Healthcare Group, Inc.

By:
	Name:	Ligang Zhang
	Title:	Chairman and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints              as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that said attorney-in-fact and agent, or its substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Ligang Zhang	Chairman, Chief Executive Officer (principal executive officer)

Yang Chen	Chief Financial Officer (principal financial and account officer)

Boquan He	Director

Bonnie Sum Wai Lo	Director

Qing Liu	Director

David Ying Zhang	Director

Feiyan Huang	Director

Minjian Shi	Director

Chin Kiong Goh	Director

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE

Under the Securities Act, the undersigned, the duly authorized representative in the United States of iKang Guobin Healthcare Group, Inc., has signed this registration statement or amendment thereto in             , on             , 2014.

Authorized U.S. Representative

By:
Name:
Title:

iKang Guobin Healthcare Group, Inc.

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1†	Memorandum and Articles of Association of the Registrant, as currently in effect

3.2*	Amended and Restated Memorandum and Articles of Association of the Registrant, to become effective upon the completion of this offering

4.1*	Form of the Registrant’s American Depositary Receipt (included in Exhibit 4.3)

4.2*	Specimen Certificate for Common Shares

4.3*	Form of Deposit Agreement among the Registrant, the Depositary and all Holders and Beneficial Owners of the American Depositary Shares issued thereunder

5.1*	Opinion of Conyers Dill & Pearman regarding the validity of the Class A common shares being registered

8.1*	Opinion of Conyers Dill & Pearman regarding certain BVI tax matters

8.2*	Opinion of Davis Polk & Wardwell LLP regarding certain U.S. tax matters

10.1†	Share Incentive Plan adopted as of February 2013

10.2*	Form of Indemnification Agreement with the Registrant’s Directors

10.3*	Form of Employment Agreement between the Registrant and Executive Officers of the Registrant

10.4†	Exclusive Business Cooperation Agreement between ShanghaiMed iKang, Inc. and Shanghai iKang Guobin Holding Co., Ltd. (formerly known as Shanghai Guobin Medical Holding Co., Ltd.) dated April 27, 2007 (English translation)

10.5†	Equity Pledge Agreement among ShanghaiMed iKang, Inc., Boquan He, Ligang Zhang and Shanghai iKang Guobin Holding Co., Ltd. (formerly known as Shanghai iKang Guobin Group Co., Ltd.) dated March 17, 2008 (English translation)

10.6†	Exclusive Call Option Agreement among ShanghaiMed iKang, Inc., Boquan He, Ligang Zhang and Shanghai iKang Guobin Holding Co., Ltd. dated March 17, 2008 (English translation)

10.7†	Power of Attorney executed by Boquan He in favor of ShanghaiMed iKang, Inc. dated March 17, 2008 (English translation)

10.8†	Power of Attorney executed by Ligang Zhang in favor of ShanghaiMed iKang, Inc. dated March 17, 2008 (English translation)

10.9†	Exclusive Business Cooperation Agreement between iKang Health Management (Zhejiang) Co., Ltd. and Hangzhou iKang Guobin Clinic Co., Ltd. dated January 12, 2011 (English translation)

10.10†	Equity Pledge Agreement among iKang Health Management (Zhejiang) Co., Ltd., Shanghai iKang Guobin Holding Co., Ltd., Shanghai Yalong Daoyi Services Co., Ltd. and Hangzhou iKang Guobin Clinic Co., Ltd. dated January 12, 2011 (English translation)

10.11†	Exclusive Call Option Agreement among iKang Health Management (Zhejiang) Co., Ltd., Shanghai iKang Guobin Holding Co., Ltd., Shanghai Yalong Daoyi Services Co., Ltd., Hangzhou iKang Guobin Clinic Co., Ltd. and iKang Zhejiang, Inc. dated January 12, 2011 (English translation)

Exhibit Number	Description

10.12†	Power of Attorney executed by Shanghai iKang Guobin Holding Co., Ltd. in favor of iKang Health Management (Zhejiang) Co., Ltd. dated January 12, 2011 (English translation)

10.13†	Power of Attorney executed by Shanghai Yalong Daoyi services Co., Ltd. in favor of iKang Health Management (Zhejiang) Co., Ltd. dated January 12, 2011 (English translation)

10.14	Share Transfer Agreement between Boquan He and Shanghai iKang Guobin Holding Co., Ltd. dated August 1, 2011 (English translation)

10.15†	Exclusive Business Cooperation Agreement between Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd. and Shanghai Yuanhua Information Technology Co., Ltd. dated July 25, 2013 (English translation)

10.16†	Equity Pledge Agreement among Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd., Hu Haiqing, Zhao Lei and Shanghai Yuanhua Information Technology Co., Ltd. dated July 25, 2013 (English translation)

10.17†	Exclusive Call Option Agreement among Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd., Hu Haiqing, Zhao Lei and Shanghai Yuanhua Information Technology Co., Ltd. dated July 25, 2013 (English translation)

10.18†	Power of Attorney executed by Hu Haiqing in favor of Yuanhua Medical Consultancy Services (Shanghai) Co. dated July 25, 2013 (English translation)

10.19†	Power of Attorney executed by Zhao Lei in favor of Yuanhua Medical Consultancy Services (Shanghai) Co. dated July 25, 2013 (English translation)

10.20†	Spousal Consent Letter of Ms. Baoming Li, the spouse of Mr. Boquan He

10.21†	Spousal Consent Letter of Ms. Feiyan Huang, the spouse of Mr. Ligang Zhang

10.22	Exclusive Business Cooperation Agreement between ShanghaiMed iKang, Inc. and Jiandatong Health Technology (Beijing) Co., Ltd. dated December 30, 2013 (English translation)

10.23	Equity Pledge Agreement among ShanghaiMed iKang, Inc., Hu Haiqing and Jiandatong Health Technology (Beijing) Co., Ltd. dated December 30, 2013 (English translation)

10.24	Exclusive Call Option Agreement among ShanghaiMed iKang, Inc., Hu Haiqing and Jiandatong Health Technology (Beijing) Co., Ltd. dated December 30, 2013 (English translation)

10.25	Power of Attorney executed by Hu Haiqing in favor of Jiandatong Health Technology (Beijing) Co., Ltd. dated December 30, 2013 (English translation)

10.26	Statement regarding the Wavier of Right of First Refusal executed by Ma Rui dated December 30, 2013 (English translation)

21.1*	Subsidiaries of the Registrant

23.1	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an Independent Registered Public Accounting Firm

23.2*	Consent of Conyers Dill & Pearman (included in Exhibits 5.1 and 8.1)

23.3*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 8.2)

23.4*	Consent of King & Wood Mallesons Lawyers (included in Exhibit 99.2)

24.1*	Powers of Attorney (included on the signature page in Part II of this registration statement)

99.1*	Code of Business Conduct and Ethics of the Registrant

99.2*	Form of opinion of King & Wood Mallesons Lawyers regarding certain PRC Law matters

99.3*	Consent of Frost & Sullivan

†	Filed previously.
*	To be filed by amendment.